As filed with the Securities and Exchange Commission on May 20, 2016

Registration No. 333-210566

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
FORM S-11
REGISTRATION STATEMENT
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

GLOBAL MEDICAL REIT INC.

(Exact name of registrant as specified in its governing instruments)

4800 Montgomery Lane, Suite 450
Bethesda, MD 20814
(202) 524-6851

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David A. Young
Global Medical REIT Inc.
4800 Montgomery Lane, Suite 450
Bethesda, MD 20814
(202) 524-6851

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Daniel M. LeBey Vinson & Elkins L.L.P. 7400 Beaufont Springs Drive, Suite 300 Richmond, Virginia 23225 (804) 327-6310 (804) 479-8286 (fax)	Wayne D. Boberg Winston & Strawn LLP 35 W. Wacker Drive Chicago, Illinois 60601 (312) 558-5600 (312) 558-5700 (fax)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 20, 2016

PROSPECTUS

Global Medical REIT Inc.

Common Stock

Global Medical REIT Inc. is a Maryland corporation engaged primarily in the acquisition of licensed, state-of-the-art, purpose-built healthcare facilities and the leasing of these facilities to leading clinical operators with dominant market share. We intend to produce increasing, reliable rental revenue by leasing each of our healthcare facilities to a single market-leading operator under a long-term triple-net lease. We are externally managed and advised by Inter-American Management LLC. Our management team has significant healthcare, real estate and public real estate investment trust, or REIT, experience and has long-established relationships with a wide range of healthcare providers, which we believe will provide a competitive advantage in sourcing our growth opportunities to produce attractive risk-adjusted returns.

This is the initial public offering of Global Medical REIT Inc. We are offering      shares of our common stock, $0.001 par value per share. We expect the public offering price of the shares of common stock in this offering to be between $      and $      per share. Currently, our common stock is traded on the OTC under the symbol “GMRE.” The last reported sales price of our common stock on the OTC on May   , 2016 was $      . We intend to apply to list our common stock on the New York Stock Exchange, or NYSE, under the symbol “GMRE.” The last reported sale price of our common stock on the OTC may not be indicative of the public offering price of our common stock in this offering or the market price for our common stock on the NYSE.

We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2016. Shares of our common stock are subject to restrictions on ownership and transfer that are intended, among other purposes, to assist us in qualifying and maintaining our qualification as a REIT. Our charter, subject to certain exceptions, limits ownership to no more than 9.8% in value or number of shares, whichever is more restrictive, of any class or series of our outstanding capital stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 25 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	The underwriters have agreed that up to of the shares offered in this offering will be reserved for sale at the initial public offering price to investors identified by us with whom we have an existing relationship. No advisory fee will be paid to Wunderlich relating to any shares sold to these identified investors, and the underwriting discount will be $ per share, or 1% of the initial public offering price, for any such shares. If all of the shares reserved for sale to these investors are sold in this manner, then the total underwriting discounts and commissions in this offering will be $ and the proceeds, before expenses, to us in this offering will be $ . See “Underwriting” for a detailed description of compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to      additional shares of common stock at the public offering price, less the underwriting discount, solely to cover over-allotments, if any. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $      and our total proceeds, before expenses, will be $      .

Delivery of the shares of our common stock in book-entry form is expected to be made on or about          , 2016.

Wunderlich

           , 2016

You should rely only upon the information contained in this prospectus and any free writing prospectus provided or approved by us. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

INDUSTRY AND MARKET DATA

We use industry forecasts and projections and market data throughout this prospectus, including data from publicly available information and industry publications. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry and there can be no assurance that any of the projections will be achieved. We believe that the surveys and market research others have performed are reliable, but we have not independently verified this information and the accuracy and completeness of the information are not guaranteed.

i

PROSPECTUS SUMMARY

This summary highlights key aspects of this offering. This summary is not complete and does not contain all of the information that you should consider before making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including the more detailed information set forth under the caption “Risk Factors,” the historical and pro forma financial statements, including the related notes thereto, appearing elsewhere in this prospectus, and any free writing prospectus provided or approved by us.

Unless the context otherwise requires or indicates, references in this prospectus to “we,” “us,” “our,” “our company,” and “Global Medical” refer to Global Medial REIT Inc., a Maryland corporation, together with its consolidated subsidiaries, including Global Medical REIT LP, a Delaware limited partnership, which we refer to in this prospectus as our “Operating Partnership” or “OP.” We refer to Inter-American Management LLC, a Delaware limited liability company and our external manager, as “our advisor.” Upon completion of this offering, we will enter into an amended and restated management agreement with our advisor, which we refer to in this prospectus as the “management agreement.” Descriptions of the terms of the management agreement between us and our advisor in this prospectus refer to the terms of the amended and restated management agreement that will be in effect upon completion of this offering. Additionally, references in this prospectus to our “current portfolio” refer to the 12 healthcare facilities, six of which are leased to the same tenant-operator, identified in this prospectus under the caption “Our Business — Our Current Portfolio.”

Unless the context otherwise requires or indicates, the information set forth in this prospectus assumes that (i) the underwriters’ option to acquire additional shares of our common stock will not be exercised, (ii) the shares of our common stock to be sold in this offering will be sold at an initial public offering price of $     per share, which is the mid-point of the price range indicated on the front cover page of this prospectus, (iii) the value of any limited partnership interest in our Operating Partnership, or “OP unit,” that we issue upon completion of the offering will be equal to the initial public offering price per share of our common stock, and (iv) $     of our outstanding convertible debentures will be repaid out of the net proceeds of this offering and the remaining $     million of our outstanding convertible debentures, plus accrued interest, will be converted at a conversion price of $     per share or unit into      shares of our common stock representing     % of our outstanding shares of common stock and      OP units representing a     % limited partnership interest in the OP.

Overview

We are a Maryland corporation engaged primarily in the acquisition of licensed, state-of-the-art, purpose-built healthcare facilities and the leasing of these facilities to leading clinical operators with dominant market share. We are externally managed and advised by Inter-American Management LLC, our advisor. Our management team has significant healthcare, real estate and public REIT experience and has long-established relationships with a wide range of healthcare providers, which we believe will provide us a competitive advantage in sourcing growth opportunities that produce attractive risk-adjusted returns.

We believe that the aging of America in conjunction with the expansion of health insurance is increasing the need for specialized healthcare facilities leased to premier practice groups, healthcare systems and corporate providers that will capture the growth in age-related procedures. These leading medical operators require state-of-the-art facilities that through their technology and design enhance the quality of care provided and improve clinical outcomes for patients. We seek to invest in these purpose-built, specialized facilities, such as surgery centers, specialty hospitals and outpatient treatment centers, in order to align with contemporary trends in the delivery of best healthcare practices. Our healthcare facilities are leased to established providers that, through clinical expertise and strong management, operate sustainable and dominant practices. We target markets with high demand for premium healthcare services, and within those markets, assets that are strategically located to take advantage of the decentralization of healthcare. We believe that our investment in the confluence of state-of-the-art medical facilities, market dominant tenant-operators and strategic sub-markets enhances clinical outcomes and provides attractive risk-adjusted returns to our stockholders.

Our healthcare facilities are typically fully leased, or under contract to be leased, under long-term triple-net leases on the date of purchase. We may acquire existing healthcare facilities under sale-leaseback or similar arrangements, or we may contract to purchase facilities under development that are being built to an operator’s specifications. Our tenant-operators are physician groups, community hospital operators or corporate medical treatment chain operators that are leading clinical operators in the markets they serve.

Our current portfolio consists of 12 healthcare facilities, six of which are leased to the same tenant-operator, located in eight states with approximately 244,329 leasable square feet, which as of March 31, 2016 were 100% leased with a weighted average remaining lease term of 11 years. Our 12 healthcare facilities have a weighted average age of 10 years, which is the youngest in the listed healthcare REIT universe. 100% of our annualized base rent payments as of March 31, 2016 are from triple-net leases, pursuant to which our tenant-operators are responsible for all operating expenses relating to the healthcare facility, including but not limited to real estate taxes, utilities, property insurance, routine maintenance and repairs, and property management. This structure helps insulate us from increases in certain operating expenses and provides more predictable cash flow. Our triple-net leases typically include rent escalation provisions designed to provide us with annual growth in our rental revenues. As of March 31, 2016, leases representing 0%, 3.6% and 0% of leasable square feet in our current portfolio will expire in 2016, 2017 and 2018, respectively.

We believe that we will benefit from strong sponsorship from ZH International Holdings, Ltd. (“ZH International”) and its affiliate, Zensun Real Estate Co., Ltd (“Zensun”), both of which are under common control by Mr. Zhang Jingguo, a well-known Chinese real estate developer and investor. ZH International is the 85% owner of our advisor and the owner of our majority stockholder, ZH USA, LLC, as of the date of this prospectus. A public company traded on the Hong Kong exchange, ZH International is engaged in global real estate development, investment, management and sales and REIT management. Zensun has been involved in the development of more than 36 property development projects in Henan, Shandong and Hainan provinces in China with a total gross floor area of more than 150 million square feet. Zensun has been named one of the top 100 property development companies in China by China Index Academy, China’s most influential property research institute. Our relationship with ZH International and Zensun provides us with opportunities for international capital raising and their substantial investment in our company strongly aligns our advisor’s interests with those of our stockholders.

We intend to elect to be taxed as a REIT for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2016.

Our Objectives and Growth Strategy

Our principal business objective is to provide attractive risk-adjusted returns to our stockholders through a combination of (i) sustainable and increasing rental income that allows us to pay reliable, increasing dividends, and (ii) potential long-term appreciation in the value of our healthcare facilities and common stock. Our primary strategies to achieve our business objective are to:

•	acquire state-of-the-art, licensed medical facilities that through their technology and design enhance the quality of care provided and improve clinical outcomes for patients;
•	target facilities that are built and adapted to contemporary best healthcare practices;
•	target the “factory” where core medical procedures are delivered, not the discretionary or non-critical healthcare real estate where peripheral tasks or office rents are supporting the asset;
•	lease each facility to a single, local market leading medical provider that has sustained and is successfully managing an excellent clinical and business practice;
•	focus on practice types that are highly dependent on their purpose-built real estate to deliver core medical procedures, such as cardiovascular treatment, cosmetic plastic surgery, eye surgery, gastroenterology, oncology treatment and orthopedics;
•	originate the majority of our investments by working directly with the operating medical providers in our target markets;

•	create value by negotiating new leases rather than acquiring leased fee returns via acquisition of already rented healthcare facilities;
•	lease the facilities under long-term triple-net leases with contractual rent escalations; and
•	efficiently and rapidly grow our portfolio to drive economies of scale and diversification.

We believe that healthcare facilities with the following technological and design characteristics, which are generally consistent with our current portfolio, will enable us to achieve strong risk-adjusted returns:

•	state-of-the-art intensive care and operating room equipment and imaging technology;
•	efficient and contiguous patient treatment space for imaging, pre-operation, surgery, post-surgery and recovery phases of care;
•	state-of-the-art infection control materials in patient treatment room surfaces;
•	specialized sub-micron filtration HVAC in operating rooms;
•	high capacity and modern back-up emergency power generation;
•	highly durable and energy efficient internal and external construction materials, including membrane roofing; and
•	fiber optic cabling incorporated in initial construction.

Our Financing Strategy

The primary objective of our financing strategy is to maintain financial flexibility with a prudent capital structure using retained cash flows, long-term debt and the issuance of common and preferred stock to finance our growth. We seek to manage our balance sheet by maintaining prudent financial ratios and leverage levels. We intend to (i) achieve opportunistic and reasonable debt service with an initial targeted leverage ratio of approximately 60% of the fair market value of our healthcare facilities and a lower targeted leverage ratio as we grow our equity capital base, (ii) establish a secured revolving credit facility to finance acquisitions in concert with other debt instruments, (iii) create staggered debt maturities that are aligned to our expected average lease term, positioning us to re-price parts of our capital structure as our rental rates change with market conditions, (iv) efficiently access the equity capital markets using a shelf registration statement once we are eligible to use Form S-3, which we expect to occur in April 2017, and (v) access international capital to avoid market cycle shortages and enhance acquisition expediency. We are not subject to any limitations on the amount of leverage we may use, and accordingly, the amount of leverage we use may be significantly less or greater than we currently anticipate.

Upon completion of this offering, our current portfolio will be subject to a combination of fixed rate, “stand-alone” non-recourse debt secured by the healthcare facilities and a $32,097,400 portfolio commercial mortgage-backed securities loan with Cantor Commercial Real Estate Lending, LP (“CCRE”), which we entered into on March 31, 2016 through certain of our subsidiaries (the “Cantor Loan”). We expect to have no outstanding corporate-level indebtedness upon completion of this offering.

Healthcare Industry and Healthcare Real Estate Market Opportunity

We believe the U.S. healthcare industry is continuing its rapid pace of growth due to increasing healthcare expenditures, favorable demographic trends, evolving patient preferences and recently enacted government initiatives. Furthermore, we believe these factors are contributing to the increasing need for healthcare providers to enhance the delivery of healthcare by, among other things, integrating real estate solutions that focus on higher quality, more efficient and conveniently located patient care.

U.S. Healthcare Spending Expected to Increase 5.8% per Year over Next Decade

According to the United States Department of Health and Human Services, or HHS, healthcare spending was approximately 17.5% of U.S. gross domestic product, or GDP, in 2014. The anticipated continuing increase in demand for healthcare services, together with an increasingly complex and costly regulatory environment, changes in medical technology and reductions in government reimbursements are expected to pressure capital-constrained healthcare providers to find cost effective solutions for their real estate needs.

We believe the demand by healthcare providers for healthcare facilities will increase as health spending in the United States continues to increase. As illustrated in the graph below, national healthcare expenditures continue to rise and are projected to grow from an estimated $3.0 trillion in 2014 to $5.4 trillion by 2024 representing an average annual rate of growth of 5.8%, reaching a projected 19.6% of GDP in 2024.

Annual U.S. Healthcare Expenditures

Source: Centers for Medicare & Medicaid Services, Office of the Actuary

Aging U.S. Population Driving Increase in Demand for Healthcare Services

The general aging of the population, driven by the Baby Boomer generation and advances in medical technology and services which increase life expectancy, is a key driver of the growth in healthcare expenditures. We believe that demographic trends in the United States, including in particular an aging population, will result in continued growth in the demand for healthcare services, which in turn we believe will increase the value of our existing facilities; we also believe this will lead to an increasing need for a greater supply of modern, well-located healthcare facilities.

Between 2015 and 2060, the U.S. population over 65 years of age is projected to more than double from 47.8 million to nearly 98.2 million and the 85 and older population is expected to more than triple, from 6.3 million to 19.7 million, as reflected in the chart below. The number of older Americans is also growing as a percentage of the total U.S. population with the number of persons older than 65 estimated to comprise 14.9% of the total U.S. population in 2015, which is projected to grow to 23.6% by 2060.

These older demographics are highly significant because older people generally utilize healthcare at a rate well in excess of younger people. Nearly one-third of lifetime healthcare expenditures are incurred during middle age, and nearly one-half during senior years (over the age of 65). For individuals over the age of 85, more than one-third of their lifetime healthcare expenditures will accrue in their remaining years. These older demographics also utilize certain types of specialized care, such as cardiovascular treatment, cosmetic plastic surgery, eye surgery, gastroenterology, oncology treatment and orthopedics.

Aging of the U.S. Population, Projected

Source: U.S. Census Bureau, Population Division

Affordable Care Act Driving Increase in Insured Americans

The Affordable Care Act represents a significant overhaul of many aspects of healthcare regulations and health insurance and requires every American to have health insurance or be subjected to a fee. As pictured in the chart below, the percentage of insured Americans has increased significantly since the enactment in 2010. The number of uninsured Americans decreased from 44.2 million in 2013 to 35.5 million in 2014, a decrease of 24.5%. HHS predicts that the Affordable Care Act will result in an additional 35 million Americans having health insurance by 2020, which we believe will increase the frequency of physician office visits. Accordingly, we believe the increased demand for healthcare services will result in the need for healthcare providers to invest in the expansion of outpatient and smaller specialty outpatient-oriented hospital facilities.

Percentage of U.S. Population Insured

Source: Centers for Medicare & Medicaid Services, Office of the Actuary

Clinical Care Continues to Shift to Outpatient Facilities

We believe the continued shift in the delivery of healthcare services to outpatient facilities will increase the need for smaller, more specialized and efficient hospitals and outpatient facilities that more effectively accommodate those services. As shown in the graph below, procedures traditionally performed in hospitals, such as certain types of surgery, are increasingly moving to outpatient facilities driven by advances in clinical science, shifting consumer preferences, limited or inefficient space in existing hospitals and lower costs in the outpatient environment. Additionally, studies by the American Hospital Association show that outpatient visits per thousand have grown approximately 50.8% from 1993 to 2013, whereas inpatient admissions per thousand have declined 10.9%. This continuing shift in delivery of healthcare services to an outpatient environment increases the need for additional outpatient facilities such as ours.

Outpatient Visits	Inpatient Admissions

Source: American Hospital Association Annual Survey, for community hospitals

Evidence-Based Design Influencing Healthcare Real Estate

Evidence-based design, or EBD, is an increasingly recognized component of healthcare real estate. EBD demonstrates that there is interrelatedness between the design of a healthcare facility and patient outcomes. EBD research indicates that certain design elements, such as efficient layouts, infection-control HVAC, placement of sinks and bathrooms, orientation of furniture, size of hallways and uniformity of surgical rooms, have an important impact on productivity, safety, health and morale for both physicians and patients. Dr. Kirk Hamilton, associate professor with the Center for Health Systems and Design at Texas A&M University, notes that a “properly designed environment is part of the course of care.” In 2000, the Center for Health Systems and Design launched the Pebble Project, which has since aggregated thousands of pieces of research on the construction of healthcare facilities and the measurable effect of certain design elements on patient outcomes. The Pebble Project has produced studies that show a correlation between physical environment and “patient outcomes (e.g. anxiety), staff outcomes (e.g. productivity), and operational outcomes (e.g. workflow).”

We believe that as EBD research becomes more widely recognized and reproduced, healthcare facilities without these design principles will be disadvantaged. We believe that leading medical providers will increasingly desire and require modern, purpose-built facilities with state-of-the-art technology and efficient layouts, such as those that we own in our current portfolio. We believe that this positions us to outperform other healthcare facility owners over time.

Our Current Portfolio

The table below sets forth certain information regarding our current portfolio of healthcare facilities as of March 31, 2016:

Facility	Metro Area	Facility Type	Year Built/ Renovated		% Owned	Leasable sq.ft.	Occupancy	Annualized Base Rent(2)	Annualized Base Rent per Leased sq.ft.	Tenant/ Guarantor
Omaha Facility	Omaha, NE	Acute-care hospital	2008		100%	41,113	100%	$1,599,480	$38.90	Select Specialty Hospital-Omaha, Inc./Select Medical Holdings Corporation
Gastro One Facilities (6 facilities)	Memphis, TN	Licensed patient treatment facilities	2001, 2003, 1984, 2011, 2009, 2006		100%	52,266	100%	$1,300,000	$24.87	Gastroenterology Center of the MidSouth, P.C.
Plano Facility	Dallas, Ft. Worth, TX	Acute-care hospital	2013		100%	24,000	100%	$1,278,000	$53.25	Star Medical Center, LLC/Lumin Health, LLC
Melbourne Facility	Melbourne, FL	Orthopedic rehabilitation facility	1994/ 2005		100%	75,899	100%	$1,104,675	$14.55	Marina Towers, LLC/First Choice Healthcare Solutions, Inc.
West Mifflin Facility	West Mifflin, PA	Ophthalmology surgery center	2007		100%	27,193	100%	$783,653	$28.82	Associates in Ophthalmology, Ltd. and Associates Surgery Centers, LLC
Michigan Facility	Westland, MI	Surgery center and medical office building	1974/ 2002/ 2009		100%	15,018	100%	$380,000	$25.30	Surgical Institute of Michigan, LLC/Surgical Management Professionals
Asheville Facility	Asheville, NC	Orthopedic surgery center	1981/ 2002		100%	8,840	100%	$217,457	$24.60	Orthopedic Surgery Center of Asheville LP/McKesson Corp.
Total/Weighted Average			2006	(1)	100%	244,329	100%	$6,663,265	$27.27

(1)	Year built/renovated weighted average is based on the last year of renovation.
(2)	Calculated by multiplying (a) the tenant-operator monthly rent payment for the month of April 2016 by (b) the number 12. Accordingly, this methodology produces an annualized figure but does not take future contractual rental rate increases into consideration.

Properties Under Contract

Reading, Pennsylvania

On April 19, 2016, we entered into a purchase and sale contract to acquire a 6,500 square-foot eye surgery center and 17,000 square-foot medical office building located in Wyomissing, Pennsylvania, in the Reading, Pennsylvania metro area (the “Wyomissing Facilities”). Under the contract, we have the right to acquire both properties (including land, buildings, and above-ground parking) for an aggregate purchase price of $9,200,600. The surgery center, built in 2001, will be leased to Ridgewood Surgery Associates LLC and the medical office building, built in 1992 and renovated in 2008, will be leased back to Berks Eye Physicians & Surgeons, Ltd. each under a triple-net master lease agreement that will expire in 2026, subject to two successive five-year renewal options for the tenant at then-prevailing market rental rates but otherwise on the same terms as the initial lease. The closing of this acquisition is subject to the completion of our due diligence to our satisfaction, prior to the expiration of the due diligence period under the purchase and sale contract on May 30, 2016.

Properties Under Letter of Intent

Shelton, Connecticut

On March 27, 2016, we entered into a non-binding letter of intent to acquire a 40,000 square-foot medical clinic and licensed ambulatory surgery center located in Shelton, Connecticut with three operating rooms, an imaging center and procedural suites. Built in 2013, the property includes 13.62 acres, all necessary titled parking, and is licensed by the state of Connecticut. Under the letter of intent, we would acquire the property for a purchase price of $12,000,000. The medical clinic and surgery center would be leased back to Griffin Health Services Corporation under a triple-net master lease agreement that would expire in 2031, subject to two successive ten-year renewal options for the tenant at then-prevailing market rental rates but otherwise on the same terms as the initial lease. The terms of the purchase contract are being negotiated and we have only completed preliminary due diligence on the facility and the operator. There is no assurance that we will enter into a definitive purchase contract for this facility or that we will close this acquisition.

Our Investment Pipeline

We currently have    facilities in our investment pipeline, with approximately $         million in aggregate value and over    square feet of leasable space. We identified these acquisition opportunities through our management team’s industry contacts and our strategic marketing.

Consistent with our investment strategy, all of the properties in our investment pipeline are purpose-built, licensed facilities that would be leased under triple net leases to regionally dominant medical providers. We do not have any existing commercial relationship with the owners or operators of the facilities in our investment pipeline. We are in varying stages of negotiation and have completed only preliminary due diligence with respect to the properties in our investment pipeline. We cannot provide any assurance that we will be successful in completing the acquisition of any of these properties.

We include a property in our investment pipeline if the property satisfies the following criteria: (i) the owner has advised us that the property is available for sale, (ii) we have had active discussions with the owner regarding a potential purchase of the property and such discussions have not been terminated by either party, (iii) we have performed preliminary due diligence on the property and on the tenant-operator in order to ascertain whether the property and tenant-operator appear to satisfy our investment criteria, and (iv) we have either delivered a written proposal to the owner or are considering the preparation of a written proposal for delivery to the owner regarding a potential purchase of the property.

Advanced Design and Technology Elements

The table below sets forth certain information regarding the advanced design and technology elements of the properties in our current portfolio, which we believe distinguish our portfolio from our peers:

		Melbourne Facility	Gastro One Facilities	Omaha Facility	West Mifflin Facility	Plano Facility	Michigan Facility	Asheville Facility
State-of-the- Art Medical Technology	High efficiency operating room equipment	✓	✓	✓	✓	✓	✓	✓
	State-of-the-art imaging technology	✓	✓	✓	✓	✓	✓	✓
	Infection control HVAC filtration				✓	✓		✓
Efficient Treatment and Processing Design	Contiguous treatment and recovery areas	✓	✓	✓	✓	✓	✓	✓
	Uniformity of surgical and treatment rooms	✓	✓	✓	✓	✓	✓	✓
	Reduced FTE density requirements		✓	✓	✓	✓
	Proximity to other major medical centers	✓	✓	✓	✓	✓	✓	✓
Advancing Building Engineering	Reflective solar efficient glass	✓		✓	✓	✓		✓
	Polymer membrane roof materials	✓	✓	✓	✓	✓	✓	✓
	Fiber optic cabling	✓		✓	✓	✓		✓
	Modern generator and back-up generator	✓	✓	✓	✓	✓	✓	✓
Amenitized Patient and Visitor Environment	Admissions privacy	✓	✓	✓	✓	✓	✓	✓
	Updated patient/visitor areas (cafés, TVs)	✓		✓		✓	✓

		Melbourne Facility	Gastro One Facilities	Omaha Facility	West Mifflin Facility	Plano Facility	Michigan Facility	Asheville Facility
Inspections and Accreditations	AAAHC Accreditation	✓	✓	✓	✓	✓	✓	✓
	Joint Commission Inspections	✓	✓	✓	✓	✓	✓	✓
	Approval Accreditations	✓	✓	✓	✓	✓	✓	✓

Competitive Strengths

We believe our differentiated strategy and our management’s extensive healthcare experience distinguish us from many other real estate companies, both public and private. Specifically, our company’s competitive strengths include, among others:

•	Differentiated Focus on State-of-the-Art Healthcare Facilities to Serve Contemporary Healthcare Trends

We believe that the highest quality of patient care depends not only on the acumen of the medical provider but also on the technology and design of the healthcare real estate. Highly specialized medical technology embedded in facilities designed to improve treatment and patient morale is important to clinical outcomes. We focus on these types of state-of-the-art treatment facilities because we believe that patient satisfaction, tenant retention and clinical success are higher as compared to older, less specialized assets. Our current portfolio, composed of 12 healthcare facilities located in eight states, embodies these themes. The weighted average age of our portfolio is 10 years, which is the youngest in the listed healthcare REIT universe. We believe this is important because our more modern, efficient and technologically updated healthcare facilities will be better positioned to serve our healthcare tenant-operators and their patients. For more information regarding the advanced design and technology elements at our healthcare facilities, please see the table above under the heading “Advanced Design and Technology Elements.”

•	Market Dominant Tenant-Operators

The healthcare facilities in our current portfolio are each leased to a single, well-established market leader with demonstrated excellence in its clinical and business practices. These operators are characterized by cutting edge medical expertise, strong management, a going concern history in the market and stable or increasing market share within their clinical footprints. We target tenant-operators with indicators of sustainable practices going forward, including strong referral networks, mid-career average age of physicians, succession planning and in-network status with all major payors in the geographic market. Our existing tenant-operators’ average rent coverage ratio upon lease inception, EBITDARM/Rent, earnings before interest, taxes, depreciation, amortization, rent and management fees, divided by rent, of 7.3x is representative of the financial strength and cash flow of our tenant-operators. We focus on practice types that we believe will experience increased demand as the amount of insured increases and the population ages, such as cardiovascular treatment, cosmetic plastic surgery, eye surgery, gastroenterology, oncology treatment and orthopedics.

•	Strategic Sub-Markets for the Future of Healthcare

We are disciplined and selective about the investments we make and have a strong track record of identifying attractive markets in which to invest. We target middle market population centers, typically with a population between 200,000 and two million, with high demand for premium healthcare services. These markets are characterized by growth in healthcare spending, growth in healthcare employment and above-average per capita income. Within those markets, we focus on healthcare facilities that cater to the trend of decentralization in healthcare. For that reason, our current portfolio is comprised of smaller, specialized and efficient surgery centers and outpatient facilities that are conveniently located for doctors and patients. By focusing on markets and assets positioned to take advantage of current and future trends in healthcare, we believe our rental income will be sustainable and increasing.

•	Creative and Flexible Lease Structures

The leases in our current portfolio and lease structures we plan to use on our future acquisitions position us to take advantage of an increasing, long-term stream of rental income. We typically seek to negotiate and enter into new triple-net leases rather than acquiring leased fee returns via acquisition of already rented healthcare facilities. Our ability to customize lease terms gives us a competitive advantage in securing acquisitions by incorporating key deal features requested by individual tenant-operators. We believe that it is not as practical for larger institutions, from a resource and expertise perspective, to create these types of tailored lease solutions that we typically use. Some examples of lease provisions include (i) accordion features on healthcare facility portfolio financings; (ii) follow-on capitalization clauses that provide a capital blueprint to expand healthcare facilities and add square footage; and (iii) substitution clauses that allow tenant-operators to eliminate obsolete facilities and add new location facilities under a portfolio lease. We believe these flexible lease features may in some cases allow us to negotiate more attractive capitalization rates than we would otherwise be able to obtain. Using these types of leases in our current portfolio, we have secured a weighted average lease term of 11 years with contractual annual rent escalators that average 2.5% as of March 31, 2016.

•	Highly Experienced and Aligned Management Team

Our senior management team is led by David Young, Chief Executive Officer, who has over 25 years of experience in medical and hospital real estate, including leading business development for Healthcare Property Investors (NYSE: HCP), growing assets from $300 million to over $3.5 billion. Jeffrey Busch, President and Chairman, has over 20 years of real estate and healthcare experience, including President of Safe Blood International Foundation, where he oversaw the establishment of medical facilities in 35 developing nations, funded by the U.S. CDC and USAID among others, and oversight of a HUD portfolio with a yearly budget of $3.2 billion. Our management team has the significant healthcare experience necessary to identify trends in the healthcare industry and apply those to the acquisition of purpose-built real estate that best serves the medical provider in delivering the highest quality care. Upon completion of this offering, our officers, directors and our primary sponsor, ZH International, will beneficially own in the aggregate approximately     % of our outstanding common stock on a fully diluted basis, assuming conversion of all OP units and long-term incentive plan (“LTIP”) units held by them upon completion of this offering into shares of our common stock on a one-for-one basis, aligning their interests with those of our stockholders.

Selected Case Studies

Below are case studies of healthcare facilities in our current portfolio, which we believe are representative of the assets and investment strategies we intend to pursue in the future, with a focus on purpose-built facilities that can accommodate the latest technological advances in healthcare delivery and that are leased to the leading operators in the markets where the facilities are located.

Gastro One Portfolio

In December 2015, we acquired a 52,266 square foot portfolio comprising six licensed patient treatment facilities (the “core assets”) from Gastroenterology Center of the MidSouth, P.C., the largest gastroenterology physician practice in the Southeastern United States (“Gastro One”), for an aggregate purchase price of approximately $20 million (the “Gastro One Facilities”). In this transaction, we acquired a strategically located, state-of-the art healthcare portfolio and leased it to a regionally dominant tenant, which we believe positions the asset to outperform over time.

With an average age of only 12 years, the facilities represent the latest in gastroenterological medicine and building design. In order to aid in the rapid and accurate diagnosis and treatment of patient ailments, the facilities are equipped with state-of-the-art imaging and surgical devices, such as HD-video endoscopic equipment and specialized controls to maintain sterile procedure areas. Certain surgical areas are also equipped with positive pressure laminar flow air circulation to reduce airborne contaminants and infection rates. The floorplan and construction materials, including a polymer membrane roof and reflective solar efficient glass, increase the life of the building and augment the efficiency of physicians. We believe that by acquiring these facilities, we have secured the cutting edge, core assets vital to Gastro One for the delivery of best practices in healthcare.

The portfolio annually serves approximately 90% of the total caseload of gastroscopic, colonoscopy, and liver scan procedures in the Memphis, Tennessee MSA. Gastro One runs an excellent business practice, evidenced by a growing market share and a superb rent coverage ratio of 10.5x, as of December 31, 2015. Upon closing, we entered into a new triple-net lease with Gastro One with an initial term of 12 years with contractual annual rent escalations of 1.75% and two automatic five-year renewals. We structured the lease creatively so that the tenant-operator may expand its footprint or potentially substitute a current portfolio location with a new company-approved location, if needed. By negotiating a long-term lease with Gastro One on these flexible terms, we believe that we have not only secured a dominant tenant-operator but also achieved rents at a rate in excess of what we may have otherwise achieved without the customization of lease terms.

With its six licensed patient treatment facilities in the Memphis MSA, the Gastro One Facilities are conveniently accessible to both patients and the 34 physicians that make up the practice. The Memphis MSA is experiencing growth in healthcare services, buoyed by the massive 14,000-acre downtown Memphis Medical Center District. The median household income in Germantown, TN, where the portfolio in concentrated, is $113,294 and the median average age is 45.7 years old, both of which significantly exceed the national average. In purchasing this asset, we have invested in an area primed for growth in demand for premium healthcare service.

Select Medical Acute Care Hospital

In June 2014, we purchased a 41,113 square foot long-term acute care hospital (LTACH) in Omaha, Nebraska for a price of approximately $22 million (the “Omaha Facility”). In this transaction, we acquired an asset located at an irreplaceable on-campus location with a lease guaranteed by B+ S&P and B1 Moody’s rated Select Medical Holdings Corporation, a leading operator of over 100 LTACHs nationwide.

Constructed in 2008 and expanded in 2010, this facility serves the vital purpose of maintaining and stabilizing severely compromised patients who cannot remain in short-term hospital beds due to government and insurer payment caps on short-term hospital treatment. Select Medical specializes in the treatment of pulmonary, wound care, cardiac and post-trauma. The highest quality of care in these areas requires a facility designed to efficiently process and treat the patients that continuously occupy the 52 intensive care beds. The facility features strategically positioned nursing stations, immediate proximity to operating rooms, imaging and other critical life support functionalities.

The Omaha Facility is the only LTACH in Omaha, as the U.S. federal government and Creighton University Medical School (CMS) have recently mandated a renewed moratorium on construction of these licensed acute care facilities. As a result, the facility serves 100% of the patients in its clinical service footprint. Our facility is operated by an affiliate of B+ S&P and B1 Moody’s rated Select Medical Holdings Corporation. (NYSE: SEM), which owns or operates over 110 hospitals in 28 states. The lease has an initial term of 15 years with annual rent escalations of up to 3.0% and 12 five-year renewal options. We believe that our facility will continue to be the only LTACH in Omaha for the foreseeable future, and we believe that this dominance by a strong tenant-operator enhances the value proposition for our stockholders. Select Medical Holdings Corporation is a guarantor of the tenant’s lease obligations.

This property also benefits from its strategic location within Omaha, NE, a city whose healthcare industry is expected to grow in the future. As of 2010, Omaha had a total of 38,530 employees in the healthcare industry, which is expected to grow 16.7% to 44,978 by 2020, according to the Omaha Chamber of Commerce. The facility is physically connected via indoor walkway to the largest and most prominent medical center in the region, Bergan Mercy Hospital, home to CMS. This hospital is one of 10 hospitals in the Alegant Creighton Health System, which has an investment grade rating and a staff of over 1,300 physicians and 9,000 employees. This strategic location solidifies the long term demand for the LTACH’s services with a steady stream of referrals that come from Bergan and its affiliated hospitals in the region.

Our Advisor and Management Agreement

We are externally managed and advised by our advisor pursuant to a management agreement, subject to the oversight of our board of directors. Our advisor provides substantially all of the services related to the operation of our company and business, including services related to the location, selection, acquisition and financing of healthcare facilities, the collection of rents, the payment of dividends, the preparation of reports to our investors, and the disposition of healthcare facilities. Under the management agreement, we will be the only investment vehicle our advisor will manage that focuses on the acquisition and leasing of licensed, purpose-built healthcare facilities. Each of our officers is an employee of our advisor. The executive personnel at our advisor have managed other net lease property investment programs, including programs that have been taken “full cycle” and liquidated and dissolved.

ZH International is the 85% owner of our advisor and the owner of our majority stockholder, ZH USA, LLC, as of the date of this prospectus, which we believe aligns the advisor’s interests with those of our stockholders. A public company traded on the Hong Kong exchange, ZH International is engaged in global real estate development, investment, management and sales and REIT management. Our President and Chairman, Mr. Jeffrey Busch, owns the remaining 15% of our advisor.

The terms of the management agreement, including the fee arrangements, expense provisions and termination fee provisions as will be in effect upon completion of this offering are summarized below.

Type	Description
Base Management Fee	1.5% of our stockholders’ equity per annum, calculated quarterly for the most recently completed fiscal quarter and payable in quarterly installments in arrears.
For purposes of calculating the base management fee, our stockholders’ equity means: (a) the sum of (1) our stockholders’ equity as of March 31, 2015, (2) the aggregate amount of the conversion price (including interest) for the conversion of our outstanding convertible debentures into our common stock and OP units upon completion of this offering and (3) the net proceeds from (or equity value assigned to) all issuances of our equity and equity equivalent securities (including common stock, common stock equivalents, preferred stock, LTIP units and OP units issued by us or our Operating Partnership) in this offering, or in any subsequent offering (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance), less (b) any amount that we pay to repurchase shares of our common stock or equity securities of our OP. Our stockholders’ equity also excludes (1) any unrealized gains and losses and other non-cash items (including depreciation and amortization) that have impacted stockholders’ equity as reported in our financial statements prepared in accordance with accounting principles generally accepted in the United States, or GAAP, and (2) one-time events pursuant to changes in GAAP, and certain non-cash items not otherwise described above, in each case after discussions between our advisor and our independent directors and approval by a majority of our independent directors. As a result, our stockholders’ equity, for purposes of calculating the base management fee, could be greater or less than the amount of stockholders’ equity shown on our financial statements.

Type	Description
Incentive Compensation Fee	An incentive fee payable with respect to each calendar quarter (or part thereof that the management agreement is in effect) in arrears. The incentive fee will be an amount, not less than zero, equal to the difference between (1) the product of (x) 20% and (y) the difference between (i) our AFFO (as defined below) for the previous 12-month period, and (ii) the product of (A) the weighted average of the issue price of equity securities issued in this offering and in future offerings and transactions, multiplied by the weighted average number of all shares of common stock outstanding on a fully-diluted basis (including any restricted stock units, any restricted shares of common stock, OP units, LTIP unit awards and shares of common stock underlying awards granted under our 2016 Equity Incentive Plan in the previous 12-month period, and (B) 8%, and (2) the sum of any incentive fee paid to our advisor with respect to the first three calendar quarters of such previous 12-month period; provided, however, that no incentive fee is payable with respect to any calendar quarter unless AFFO is greater than zero for the four most recently completed calendar quarters, or the number of completed calendar quarters since the closing date of this offering, whichever is less. For purposes of calculating the incentive fee during the first 12 months after completion of this offering, AFFO will be determined by annualizing the applicable period following completion of this offering.
AFFO is calculated by adjusting our funds from operations, or FFO, by adding back acquisition and disposition costs, stock based compensation expenses, amortization of deferred financing costs and any other non-recurring or non-cash expenses, which are costs that do not relate to the operating performance of our properties, and subtracting loss on extinguishment of debt, straight line rent adjustment, recurring tenant improvements, recurring leasing commissions and recurring capital expenditures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — Funds from Operations” and “— Adjusted Funds from Operations” for additional information.
Expense Reimbursement	We are required to reimburse our advisor for operating expenses related to us that are incurred by our advisor, including expenses relating to legal, accounting, due diligence and other services. We will not reimburse any compensation expenses incurred by the advisor. Our reimbursement obligation is not subject to any dollar limitation. Expenses will be reimbursed in cash on a quarterly basis.
Termination Fee	Upon any termination of the management agreement by us, other than for cause, any non-renewal of the management agreement by us or any termination of the management agreement by our advisor due to our material breach of the management agreement, our advisor will be paid a termination fee equal to three times the average annual base management fee and the average annual incentive compensation with respect to the previous eight fiscal quarters ending on the last day of the fiscal quarter prior to termination.

In addition to the management fee payable to our advisor, our advisor’s personnel who provide services to us are eligible to receive equity-based awards under our 2016 Equity Incentive Plan in order to attract and retain these individuals and align their interests with the interests of our stockholders. See “Management —  2016 Equity Incentive Plan.”

See “Our Advisor and the Management Agreement — The Management Agreement” for a more detailed description of the terms of the management agreement.

Agreement to Evaluate Internalization

Prior to the end of the calendar quarter occurring immediately after the date in which our stockholders equity (as defined in our management agreement) exceeds $500 million, we have agreed with our advisor that our board of directors will establish a special committee of independent directors to discuss with our advisor whether it would be in our stockholders’ best interest to internalize management. If we elect to internalize management as a result of such discussions, we would expect to terminate the management agreement with our advisor and hire certain employees of our advisor while also potentially entering into other service agreements with our advisor that would allow us to continue to utilize certain personnel and resources of our advisor that would not be acquired by us in the internalization transaction. It is also possible that, as a result of such discussions between us and our advisor, we may elect to preserve our external management structure but with modifications to the terms of the management agreement between us and our advisor that, among other things, alter our expenses to mirror more closely what our expenses would be if we were internally managed.

To complete an internalization transaction, the special committee of our board and our advisor would need to negotiate and reach a mutually acceptable agreement relating to such transaction. We cannot assure you that such negotiations will result in a mutually acceptable agreement, that we will be able to complete any such a transaction, or on what terms it may be completed, including the amount of consideration we may be required to pay to our advisor. In addition, to the extent required under the listing rules of the New York Stock Exchange or other exchange upon which our shares of common stock are then listed, any such transaction may require the approval of our stockholders. Consequently, no assurance can be given that an agreement will be reached or that internalization of our advisor will be achieved.

Summary Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully read and consider the risks discussed below and under the caption “Risk Factors” beginning on page 25 of this prospectus before investing in our common stock.

•	We are recently formed and have a limited operating history, and there is no assurance that we will be able to achieve our investment objectives.
•	Our healthcare facilities are concentrated in medical hospitals, acute and post-acute care and other single-tenant-operator healthcare related facilities, making us more vulnerable economically than if our investments were diversified across different industries.
•	The bankruptcy, insolvency or weakened financial position of any of our significant tenant-operators could seriously harm our operating results and financial condition.
•	We may not be successful in identifying and consummating suitable acquisitions which may impede our growth and negatively affect our cash available for distribution to stockholders.
•	The healthcare industry is heavily regulated, and new laws or regulations, changes to existing laws or regulations, loss of licensure or failure to obtain licensure could adversely impact our company and the ability of our tenant-operators to make rent payments to us.
•	Required payments of principal and interest on borrowings may leave us with insufficient cash to operate our healthcare facilities or to pay the distributions currently contemplated or necessary to qualify as a REIT and may expose us to the risk of default under our debt obligations.
•	There has been no active trading market for our common stock prior to this offering and an active trading market for our common stock may never develop following this offering.
•	The trading volume and price of our common stock may be volatile following this offering.
•	Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a C corporation, which would substantially reduce funds available for distributions to our stockholders.

•	The share ownership restrictions of the Internal Revenue Code of 1986, as amended, or the Code, applicable to REITs and the 9.8% share ownership restriction in our charter may inhibit market activity in our shares and restrict our business combination opportunities.
•	We are dependent on our advisor and certain key personnel of our advisor that are provided to us through our advisor and may not find a suitable replacement if our advisor terminates the management agreement or such key personnel are no longer available to us.
•	The management agreement with our advisor was not negotiated on an arm’s-length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party and may be costly and difficult to terminate.
•	The base management fees payable to our advisor will be payable regardless of the performance of our portfolio, which may reduce our advisor’s incentive to devote the time and effort to seeking profitable opportunities for our portfolio.
•	The incentive fees payable to our advisor under the management agreement may cause our advisor to select investments in more risky assets to increase its incentive compensation.
•	There are conflicts of interest in our relationships with our advisor, which could result in outcomes that are not in the best interests of our stockholders.

Formation of Our Company and Recent Structural Changes

We were incorporated in the state of Nevada on March 18, 2011 under the name Scoop Media, Inc. In September 2013, a majority of our shares of common stock were acquired by ZH International, previously known as Heng Fai Enterprises, Ltd. Effective January 6, 2014, we changed our name to Global Medical REIT Inc. in connection with our conversion to a Maryland corporation.

In March 2016, we formed our Operating Partnership and are in the process of contributing our healthcare facilities to the Operating Partnership in exchange for common units of limited partnership interest in the Operating Partnership. As of March 31, 2016, we had contributed four of our healthcare facilities and the remaining facilities will be contributed upon receipt of required lender consents. We own Global Medical REIT GP, LLC, a Delaware limited liability company, which is the sole general partner of our Operating Partnership.

As of March 31, 2016, ZH USA, LLC owned an aggregate of 1,425,481, or 99.9%, of our outstanding shares of common stock, and convertible debentures with an aggregate principal amount of $25,030,134. In connection with this offering, we expect to enter into an agreement with ZH International, our sponsor and the owner of our majority stockholder, ZH USA, LLC, to repay $     of our outstanding convertible debentures out of the net proceeds of this offering and to convert the remaining $     million of our outstanding convertible debentures, plus accrued interest at a conversion price of $     per share or unit into      shares of our common stock, (the “Debenture Conversion”). Upon the completion of this offering and the completion of the Debenture Conversion, ZH USA, LLC will own     % of our outstanding common stock and     % of our outstanding OP Units.

ZH International is also the 85% owner of our advisor and Mr. Jeffrey Busch, our President and Chairman, owns the other 15% interest in our advisor. A public company traded on the Hong Kong exchange, ZH International is engaged in global real estate development, investment, management and sales and REIT management.

In connection with this offering, we expect to enter into an amended and restated management agreement with our advisor, which will substantially modify the terms of the existing agreement.

Our Structure

Upon completion of this offering, we will be a holding company, and our primary assets will be the sole membership interest in the general partner of our Operating Partnership and limited partner interests in our Operating Partnership. The following diagram depicts our ownership structure upon completion of this offering:

ZH International
100%
Jeffrey Busch,
Chairman of the Board
85%
ZH USA, LLC
(Delaware)
Public Stockholders
15%
%
%
External
Manager
Inter-American
Management LLC
Global Medical REIT Inc.
(Maryland)
100%
% LP
Global Medical REIT GP, LLC
(Delaware)
LTIP Unit Holders
Future OP Unit Holders
% LP
% LP
0.01% GP
Global Medical REIT L.P.
(Delaware)
100%
Property Ownership Entities

Our Tax Status

We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2016. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute each year at least 90% of their REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains. We believe that we have been organized in conformity with the requirements for qualification as a REIT under the Code and that our current and proposed manner of operation will enable us to meet the requirements for qualification and taxation as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2016. See “Material U.S. Federal Income Tax Considerations.”

Restrictions on Ownership of Our Stock

In order to help us qualify as a REIT, among other purposes, our charter, subject to certain exceptions, restricts the number of shares of our common stock that a person may beneficially or constructively own. Our charter provides that, subject to certain exceptions, no person may beneficially or constructively own more than 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. A more complete description of our common stock, including restrictions upon the ownership thereof, is presented under the caption “Description of Our Capital Stock” in this prospectus.

Conflicts of Interest

We are externally managed by our advisor. The management agreement requires our advisor to manage our business affairs in conformity with policies and investment guidelines that are approved and monitored by our board of directors. Jeffrey Busch, our President and Chairman, owns a significant interest in our advisor. Related parties participated in the negotiation of the management agreement and its terms, including fees payable to our advisor. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the management agreement because of our desire to maintain our ongoing relationship with our advisor. Pursuant to the management agreement, our advisor is obligated to supply us with our management team. However, our advisor is not obligated to dedicate any specific personnel exclusively to us, nor are the advisor’s personnel obligated to dedicate any specific portion of their time to the management of our business. In addition, subject to the direction and oversight of our board of directors, our advisor has significant discretion regarding the implementation of our operating policies and strategies, including our investment, finance and leverage and conflicts of interest policies. See “Conflicts of Interest Policies” and “Our Advisor and the Management Agreement.”

We are subject to conflicts of interest arising out of our relationship with our advisor and its affiliates, and the nature of these conflicts of interest may vary. These conflicts include:

•	the allocation of time by our advisor and our officers, who are all employees of our advisor, between our operations and other real estate programs they manage;
•	our advisor earns base management fees based on our equity, as opposed to our operating results, which could incentivize our advisor to seek to cause us to raise additional equity capital regardless of the impact of such capital raise on our per share operating results; and
•	our advisor’s ability to influence stockholder decisions through its affiliate that currently owns an aggregate of 1,425,481, or 99.9%, of our outstanding shares of common stock and will, upon completion of this offering, own shares, or %, of our outstanding shares of common stock together with OP units, representing a % limited partnership interest in the OP, all of which will be convertible into shares of our common stock on a one-for-one basis, until and unless the affiliate’s ownership is diluted or reduced.

Distribution Policy

We intend to pay regular quarterly dividends to our common stockholders. Generally, we expect to distribute 100% of our REIT taxable income so as to avoid the tax imposed upon undistributed REIT taxable income. Distributions made by us will be authorized by our board of directors in its sole discretion out of assets legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law and our capital requirements.

Dividend Reinvestment Plan

In the future, we intend to adopt a dividend reinvestment plan that will permit stockholders who elect to participate in the plan to have their cash dividends reinvested in additional shares of our common stock.

Corporate Information

Our principal office is located at 4800 Montgomery Lane, Suite 450, Bethesda MD, 20814. Our telephone number is 202-524-6851. Our internet website is www.globalmedicalreit.com. The information contained on, or accessible through, this website, or any other website, is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

The Offering

Common stock offered by us
shares(1)
Common stock to be outstanding after this offering
shares(2)
Common stock, OP units and LTIP units to be outstanding after completion of this offering shares and units(3)
Use of proceeds
We estimate that we will receive net proceeds from this offering of approximately $ , or approximately $ if the underwriters’ option to purchase additional shares is exercised in full, after deducting the underwriting discounts and commissions and estimated offering expenses of approximately $ payable by us.(4) We intend to contribute the net proceeds of this offering to our Operating Partnership in exchange for OP units in our Operating Partnership, and our Operating Partnership intends to use the net proceeds received from us as described below:
• approximately $14.67 million to repay the outstanding mortgage loan from Capital One encumbering our Omaha Facility, which bears interest at an annual rate of 4.9%;
• $ million to repay a portion of our outstanding 8.0% convertible debentures held by ZH USA, LLC; and
• approximately $9.2 million in aggregate to acquire the Wyomissing Facilities we have under contract for purchase; and

•

the remaining approximately $     for the acquisition of properties in our investment pipeline, properties under letter of intent and other potential acquisitions, capital improvements to our properties and general corporate and working capital purposes.

Pending application of net proceeds of this offering, we intend to invest the net proceeds in interest-bearing accounts, money market accounts and interest-bearing securities in a manner that is consistent with our intention to qualify for taxation as a REIT.
Risk Factors
An investment in our common stock involves a high degree of risk. You should carefully read and consider the risks discussed under the caption “Risk Factors” beginning on page 25 and all other information in this prospectus before investing in our common stock.

Ownership and Transfer Restrictions
In order to help us qualify as a REIT, among other purposes, our charter, subject to certain exceptions, restricts the number of shares of our common stock that a person may beneficially or constructively own. Our charter provides that, subject to certain exceptions, no person may beneficially or constructively own more than 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. A more complete description of our common stock, including restrictions upon the ownership thereof, is presented under the caption “Description of Our Capital Stock” in this prospectus.
OTC Symbol
“GMRE”
Proposed NYSE Symbol
“GMRE”

(1)	Excludes shares of common stock that may be issued by us upon exercise of the underwriters’ option to purchase additional shares and shares of common stock that may be issued by us upon redemption of LTIP units and OP units expected to be outstanding upon completion of this offering.
(2)	Includes shares of common stock that will be issued by us to holders of our convertible debentures upon the closing of this offering. Excludes an aggregate of shares of common stock issuable upon (i) conversion of OP units that will be issued by us to holders of our convertible debentures upon the closing of this offering, and (ii) the conversion of LTIP units that will be granted to our officers, certain key employees of our advisor and our directors under our 2016 Equity Incentive Plan upon completion of this offering, subject to certain vesting or forfeiture restrictions. Excludes shares of common stock that may be issued by us upon exercise of the underwriters’ option to purchase additional shares.
(3)	Includes (i) shares of common stock that will be issued by us to holders of our convertible debentures upon the closing of this offering, (ii) OP units that will be issued by us to holders of our convertible debentures upon the closing of this offering, and (iii) an aggregate of LTIP units that will be granted to our officers, certain key employees of our advisor and our directors under our 2016 Equity Incentive Plan upon completion of this offering, subject to certain vesting or forfeiture restrictions. Excludes shares of common stock that may be issued by us upon exercise of the underwriters’ option to purchase additional shares and all OP units we will receive upon contribution of the net proceeds of this offering to our Operating Partnership.
(4)	The underwriters have agreed that up to of the shares offered in this offering will be reserved for sale at the initial public offering price to investors identified by us with whom we have an existing relationship. No advisory fee will be payable to the underwriters with respect to any shares sold to such investors and the underwriting discounts and commissions will be $ per share, or 1% of the initial public offering price, for any such shares. If all of the shares reserved for sale to these investors are sold in this manner, then the total underwriting discounts and commissions in this offering will be $ and the net proceeds, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be $ .

SUMMARY FINANCIAL DATA

The following table presents summary consolidated historical and pro forma financial data for our Company.

You should read the following selected consolidated pro forma and historical financial data together with the discussion under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated pro forma financial data and historical financial statements and related notes thereto included elsewhere in this prospectus.

The Company’s historical financial data is not indicative of our future financial position or our results of operations. Furthermore, our pro forma financial information is not necessarily indicative of what our actual financial position and our results of operations would have been as of the dates and for the periods indicated, nor do our unaudited interim results and our pro forma financial information purport to represent our future financial position or our results of operations.

Consolidated Statements of Operations:

	Three Months Ended March 31, 2016(1)	Pro Forma For Three Months Ended March 31, 2016	Twelve Months Ended December 31, 2015	Pro Forma Twelve Months Ended December 31, 2015	Four Months Ended December 31, 2014	Twelve Months Ended August 31, 2014
Revenue
Rental revenue	$1,298,978	$1,935,497	$2,049,196	$7,551,113	$596,585	$379,678
Other income	15,081	15,081	12,471	12,471	71	727
Total revenue	1,314,059	1,950,578	2,061,667	7,563,584	596,656	380,405
Expenses
Management fees – related party	90,000	90,000	360,000	360,000	120,000	150,000
General and administrative	888,529	888,529	505,141	1,303,141	182,930	20,666
Acquisition fees – related party	754,000	754,000	627,000	1,381,000	48,400	434,200
Depreciation expense	398,830	587,075	659,671	2,335,095	200,499	129,081
Interest expense	1,129,263	1,536,790	1,519,102	5,499,214	454,697	298,664
Total expenses	3,260,622	3,856,394	3,670,914	10,605,450	1,006,526	1,032,611
Net loss	$(1,946,563)	$(1,905,816)	$(1,609,247)	$(3,041,866)	$(409,870)	$(652,206)
Net loss per share – Basic and Diluted	$(3.11)	$(3.05)	$(6.44)	$(12.17)	$(1.64)	$(13.49)
Weighted average shares outstanding – Basic and Diluted	624,978	624,928	250,000	250,000	250,000	48,356

Consolidated Balance Sheets:

	As of March 31, 2016(1)	Pro Forma As of March 31, 2016	As of December 31, 2015	As of December 31, 2014	As of August 31, 2014
Investment in real estate:
Land	$7,043,852	$	$4,563,852	$572,400	$—
Building and improvements	87,040,410		51,574,271	23,801,362	21,867,065
	94,084,262		56,138,123	24,373,762	21,867,065
Less: accumulated depreciation	(1,388,081)		(989,251)	(329,580)	(129,081)
Investment in real estate, net	92,696,181		55,148,872	24,044,182	21,737,984
Cash	507,281		9,184,270	88,806	25,484
Restricted cash	1,277,831		447,627	197,719	137,501
Tenant receivables	261,955		—	2,793	—
Prepaid assets	27,925		—	—	19,307
Escrow deposits	889,519		454,310	14,877	14,940
Deferred assets	436,068		93,646	—	309,543
Total assets	$96,096,760	$	$65,328,725	$24,348,377	$22,244,759
Liabilities and Stockholders’ Equity (Deficit)
Liabilities:
Accrued expenses	$1,568,044	$	$683,857	$338,764	$176,153
Security deposits	319,499		—	—	—
Due to related party, net	1,068,562		847,169	330,768	213,000
Convertible debenture, due to majority stockholder	25,030,134		40,030,134	5,446,102	4,536,102
Note payable to majority stockholder	421,000		421,000	38,195	38,195
Notes payable to related party	450,000		—	—	—
Notes payable, net of unamortized discount	54,488,884		23,485,173	16,468,309	15,060,000
Total liabilities	83,346,083		65,467,333	22,622,138	20,023,450
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value, 10,000,000 shares authorized; no shares issued and outstanding	—		—	—	—
Common stock $0.001 par value, 500,000,000 shares authorized at December 31, 2015; 1,426,656, pro forma, 250,000, 250,000 and 250,000 shares issued and outstanding at March 31, 2016, March 31, 2016 (pro forma), December 31, 2015, December 31, 2014 and August 31, 2014, respectively	1,427		250	250	250
Additional paid-in capital	18,010,613		3,011,790	3,011,790	3,011,790
Accumulated deficit	(5,261,363)		(3,150,648)	(1,285,801)	(790,731)
Total stockholders’ equity (deficit)	12,750,677		(138,608)	1,726,239	2,221,309
Total liabilities and stockholders’ equity (deficit)	$96,096,760	$	$65,328,725	24,348,377	22,244,759

Consolidated Other Data:

	Three Months Ended March 31, 2016(1)	Pro Forma For Three Months Ended March 31, 2016	Twelve Months Ended December 31, 2015	Pro Forma Twelve Months Ended December 31, 2015	Four Months Ended December 31, 2014	Twelve Months Ended August 31, 2014
Funds from operations(2)	$(1,547,733)	$	$(949,576)	$	$(209,371)	$(523,125)
Funds from operations per share	$(2.48)	$	$(3.80)	$	$(0.84)	$(10.82)

(1)	Unaudited.
(2)	We calculate FFO in accordance with the April 2002 National Policy Bulletin of NAREIT, or White Paper. The White Paper defines FFO as net income (computed in accordance with GAAP) before non-controlling interests of holders of OP units, excluding gains (or losses) on sales of depreciable operating property and extraordinary items (computed in accordance with GAAP), plus real estate related depreciation and amortization (excluding amortization of deferred financing costs), and after adjustments for unconsolidated partnerships and joint ventures. Our FFO computation may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the White Paper definition or that interpret the White Paper definition differently than we do. The GAAP measure that we believe to be most directly comparable to FFO, net income (loss), includes depreciation and amortization expenses, gains or losses on sales and non-controlling interests. In computing FFO, we eliminate these items because, in our view, they are not indicative of the results from the operations of our properties.

The following is a reconciliation of net income (which we believe is the most comparable GAAP measure) to FFO, NFFO and AFFO.

	Three Months Ended March 31, 2016(1)	Pro Forma For Three Months Ended March 31, 2016	Twelve Months Ended December 31, 2015	Pro Forma Twelve Months Ended December 31, 2015	Four Months Ended December 31, 2014	Twelve Months Ended August 31, 2014
Net Loss	$(1,946,563)	$	$(1,609,247)	$	$(409,870)	$(652,206)
Depreciation expense	398,830		659,671		200,499	129,081
Funds from operations(2)	(1,547,733)		$(949,576)		$(209,371)	$(523,125)
Acquisition fees	754,000		627,000		48,400	434,200
Normalized funds from operations(2)	(793,733)		(322,576)		(160,971)	(88,925)
Straight line deferred rental revenue	(49,773)		(23,295)		—	—
Amortization of deferred financing costs	90,241		126,535		39,429	26,443
Adjusted funds from operations(2)	$(753,265)	$	$(219,336)	$	$(121,542)	$(62,482)

(1)	Unaudited.
(2)	Funds from operations, or FFO, Normalized funds from operations, or NFFO, and Adjusted funds from operations, or AFFO, are non-GAAP measures utilized to evaluate operating performance of real estate companies. We calculate FFO in accordance with the April 2002 National Policy Bulletin of NAREIT, or White Paper. The White Paper defines FFO as net income (computed in accordance with GAAP) before non-controlling interests of holders of OP units, excluding gains (or losses) on sales of depreciable operating property and extraordinary items (computed in accordance with GAAP), plus real estate related depreciation and amortization (excluding amortization of deferred financing costs), and after adjustments for unconsolidated partnerships and joint ventures. To calculate NFFO, we modify the NAREIT computation of FFO by adjusting it for certain non-recurring items, such as acquisition and disposition costs, loss on the extinguishment of debt and other normalizing and non-recurring items. To calculate AFFO, we modify the NAREIT computation of FFO by adjusting it for certain non-cash and non-recurring items, such as stock-based compensation, straight line readjustment, amortization of deferred financing costs, recurring capital expenditures, recurring leasing commissions, recurring tenant improvements and other non-cash and recurring items.

Our FFO, NFFO and AFFO computations may not be comparable to FFO, NFFO and AFFO reported by other REITs that do not compute FFO in accordance with the White Paper definition or that interpret the White Paper definition differently than we do or that compute NFFO and AFFO in a different manner. The GAAP measure that we believe to be most directly comparable to FFO, net income (loss), includes depreciation and amortization expenses, gains or losses on sales and non-controlling interests. In computing FFO, NFFO and AFFO, we eliminate these items because, in our view, they are not indicative of the results from the operations of our properties.

RISK FACTORS

An investment in our common stock involves a high degree of risk. In addition to all other information contained in this prospectus, you should carefully consider the following risk factors before purchasing our common stock. The occurrence of any of the following risks might cause you to lose all or part of your investment. The risks set forth below represent those risks and uncertainties that we believe are material to our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section captioned “Cautionary Statement Regarding Forward-Looking Statements.”

We have grouped these risk factors into the following general categories:

•	Risks related to our business and our healthcare facilities;
•	Risks related to the healthcare industry;
•	Risks related to the real estate industry;
•	Risks related to financings;
•	Risks related to our formation and structure;
•	Risks related to our relationship with our advisor and conflicts of interest;
•	Risks related to our qualification and operation as a REIT, and
•	Risks related to this offering.

Risks Related to Our Business and Our Healthcare Facilities

We have a limited history of operations and cannot assure you that our business objectives will be met.

We converted to a Maryland corporation from a Nevada corporation in January 2014 and started our business. We acquired our first healthcare facility in June 2014. We have a limited history of operations of our healthcare facilities and our distributions to date have been primarily from invested cash. You should consider our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies like ours that do not have a substantial operating history, many of which may be beyond our control. Such risks, uncertainties and difficulties include, among other things:

•	we may acquire healthcare facilities that are not accretive;
•	our tenant-operators may not be successful in their operations and may default under our triple-net leases;
•	we may be unable to generate sufficient cash from operations, or obtain the necessary debt or equity financing to consummate an acquisition or, if obtainable, financing may not be on satisfactory terms;
•	agreements for the acquisition of healthcare facilities are typically subject to customary conditions to closing, including satisfactory completion of due diligence investigations, and we may spend significant time and money on potential acquisitions that we do not consummate;
•	the process of acquiring or pursuing the acquisition of additional healthcare facilities may divert the attention of our management team from our existing business operations;
•	we may be unable to quickly and efficiently integrate new acquisitions into our existing operations; and
•	we may acquire healthcare facilities without recourse, or with only limited recourse, for liabilities, whether known or unknown, such as cleanup of environmental contamination, claims by tenant-operators, vendors or other persons against the former owners of the healthcare facilities and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the healthcare facilities.

We cannot guarantee in light of these risks, uncertainties and difficulties that we will succeed in achieving our goals and our failure to do so could have an adverse effect on our ability to pay distributions to our stockholders.

Our healthcare facilities are concentrated in medical hospitals, acute and post-acute care and other single-tenant-operator licensed healthcare-related facilities, making us more vulnerable economically than if our investments were diversified across different industries.

We acquire and own medical hospital, acute care and other single-tenant-operator licensed healthcare-related facilities. We are subject to risks inherent in concentrating investments in real estate, and the risks resulting from a lack of diversification become even greater as a result of our business strategy to concentrate our investments in the healthcare sector. Any adverse effects that result from these risks could be more pronounced than if we diversified our investments outside of licensed healthcare facilities. Given our concentration in this sector, our tenant-operator base is especially concentrated and dependent upon the healthcare industry generally, and any industry downturn could adversely affect the ability of our tenant-operators to make lease payments and our ability to maintain current rental and occupancy rates. Our tenant-operator mix could become even more concentrated if a significant portion of our tenant-operators practice in a particular medical field or are reliant upon a particular healthcare delivery system. Accordingly, a downturn in the healthcare industry generally, or a particular healthcare delivery system specifically, may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

The bankruptcy, insolvency or weakened financial position of any of our significant tenant-operators could seriously harm our operating results and financial condition.

We will receive substantially all of our revenue as rent payments from tenant-operators under triple-net leases of our healthcare facilities. Until we grow our asset base significantly, we will be dependent on a relatively small number of tenant-operators, some of which will account for a significant percentage of our rental revenue. As of March 31, 2016, four of our 12 healthcare facilities were leased to tenant-operators that were each responsible for more than 10% of our rental revenue. The Omaha Facility, the West Mifflin Facility (as defined below), the Plano Facility (as defined below) and the Melbourne Facility (as defined below) accounted for 24.0%, 11.8%, 19.2% and 16.6% of our rental revenue, respectively. The six facilities that comprise our Gastro One Facilities, which are leased to the same tenant-operator, accounted for 19.5% of our rental revenue as of March 31, 2016. We have no control over the success or failure of our tenant-operators’ businesses and, at any time, any of our tenant-operators may experience a downturn in its business that may weaken its financial condition. Additionally, private or governmental payors may lower the reimbursement rates paid to our tenant-operators for their healthcare services. For example, the Affordable Care Act provides for significant reductions to Medicare and Medicaid payments. As a result, our tenant-operators may fail to make rent payments when due or declare bankruptcy. Any lessee failure to make rent payments when due or tenant-operator bankruptcy could result in the termination of the tenant-operator’s lease and, particularly in the case of a large tenant-operator, or a significant number of tenant-operators, may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock. In addition, to the extent a tenant-operator vacates specialized space in one of our healthcare facilities (such as imaging space, ambulatory surgical space, or inpatient hospital space), re-leasing the vacated space could be more difficult than re-leasing more generic office space, as there are fewer users for such specialized healthcare space in a typical market than for more traditional office space. Tenant-operators also may not lease space at the quantity or rental rate levels projected.

Any bankruptcy filings by or relating to one of our tenant-operators could bar all efforts by us to collect pre-bankruptcy debts from that tenant-operator or seize its healthcare facility, unless we receive an order permitting us to do so from a bankruptcy court, which we may be unable to obtain. A tenant-operator bankruptcy could also delay our efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. If a tenant-operator assumes the lease while in bankruptcy, all pre-bankruptcy balances due under the lease must be paid to us in full. However, if a tenant-operator rejects the lease while in bankruptcy, we would have only a general unsecured claim for pre-petition damages.

Any unsecured claim that we hold may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. It is possible that we may recover substantially less than the full value of any unsecured claims that we hold, if any, which may have an adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock. Furthermore, dealing with a tenant-operator bankruptcy or other default may divert management’s attention and cause us to incur substantial legal and other costs.

Adverse economic or other conditions in the geographic markets in which we conduct business could negatively affect our occupancy levels and rental rates and therefore our operating results.

Our operating results depend upon our ability to maintain occupancy levels and rental rates at our healthcare facilities. Adverse economic or other conditions in the geographic markets in which we operate, including periods of economic slowdown or recession, industry slowdowns, periods of deflation, relocation of businesses, changing demographics, earthquakes and other natural disasters, fires, terrorist acts, civil disturbances or acts of war and other man-made disasters which may result in uninsured or underinsured losses, and changes in tax, real estate, zoning and other laws and regulations, may lower our occupancy levels and limit our ability to maintain rents or require us to offer rental concessions. The failure of our healthcare facilities to generate revenues sufficient to meet our cash requirements, including operating and other expenses, debt service and capital expenditures, may have an adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

We may have difficulty finding suitable replacement tenant-operators in the event of a tenant-operator default or non-renewal of our leases, especially for our healthcare facilities located in smaller markets.

We cannot predict whether our tenant-operators will renew existing leases beyond their current terms. Nearly all of our healthcare facilities are subject to triple-net leases which have multi-year terms. As of March 31, 2016, leases representing 0%, 3.6% and 0% of leasable square feet in our current portfolio will expire in 2016, 2017 and 2018, respectively. If any of our leases are not renewed, we would attempt to lease those healthcare facilities to another tenant-operator. In case of non-renewal, we generally have advance notice before expiration of the lease term to arrange for repositioning of the healthcare facilities and our tenant-operators are required to continue to perform all of their obligations (including the payment of all rental amounts) for the non-renewed assets until such expiration. However, following expiration of a lease term or if we exercise our right to replace a tenant-operator in default, rental payments on the related healthcare facilities could decline or cease altogether while we reposition the healthcare facilities with a suitable replacement tenant. We also might not be successful in identifying suitable replacement tenant-operators or entering into triple-net leases with new tenant-operators on a timely basis or on terms as favorable to us as our current triple-net leases, or at all, and we may be required to fund certain expenses and obligations (e.g., real estate taxes, debt costs and maintenance expenses) to preserve the value of, and avoid the imposition of liens on, our healthcare facilities while they are being repositioned. Our ability to reposition our healthcare facilities with a suitable tenant-operator could be significantly delayed or limited by state licensing, receivership, certificate of need or other laws, as well as by the Medicare and Medicaid change-of-ownership rules. We could also incur substantial additional expenses in connection with any licensing, receivership or change-of-ownership proceedings. In addition, our ability to locate suitable replacement tenant-operators could be impaired by the specialized healthcare uses or contractual restrictions on use of the healthcare facilities, and we may be required to spend substantial amounts to adapt the healthcare facilities to other uses. Any such delays, limitations and expenses could adversely impact our ability to collect rent, obtain possession of leased healthcare facilities or otherwise exercise remedies for tenant-operator default and could have a material adverse effect on us.

All of these risks may be greater in the smaller markets, where there may be fewer potential replacement tenant-operators, making it more difficult to replace tenant-operators, especially for specialized space, like hospital or outpatient treatment facilities located in our healthcare facilities, and could have a material adverse effect on us.

We may be unable to successfully enter into definitive purchase agreements for or close the acquisition of the properties in our investment pipeline.

There is no assurance that we will enter into definitive purchase agreements for the facilities in our investment pipeline. We could determine through a market analysis, a review of historical and projected financial statements of the property or the operator, a review of current insurance or other due diligence that the prospective facility does not meet our investment standards. We also may be unable to come to an agreement. Additionally, there is no assurance that we will successfully close an acquisition once a purchase agreement has been signed. After a purchase agreement has been signed, we typically have a due diligence period of 45 to 60 days. If we identify problems with the property or the operator during our due diligence review, we may terminate the purchase agreement and not close.

We may be unable to successfully acquire healthcare facilities and expand our operations into new or existing markets.

We intend to explore acquisitions of healthcare facilities in new and existing geographic markets. These acquisitions could divert management’s attention from our existing healthcare facilities, and we may be unable to retain key employees or attract highly qualified new employees. In addition, we may not possess familiarity with the dynamics and prevailing conditions of any new geographic markets which could adversely affect our ability to successfully expand into or operate within those markets. For example, new markets may have different insurance practices, reimbursement rates and local real estate, zoning and development regulations than those with which we are familiar. Our expansion into new markets could result in unexpected costs or delays and other adverse consequences. We may not be successful in identifying suitable healthcare facilities with suitable tenant-operators which meet our acquisition criteria or in consummating acquisitions on satisfactory terms or at all for a number of reasons, including, among other things, unsatisfactory results of our due diligence investigations, failure to obtain financing for the acquisition on favorable terms or at all, and our misjudgment of the value of the opportunities. If we are unsuccessful in expanding into new or our existing markets, it could adversely affect our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

We may not be successful in identifying and completing off-market acquisitions and other suitable acquisitions or investment opportunities, which may impede our growth and adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

An important component of our growth strategy is to acquire healthcare facilities before they are widely marketed by the owners, or off-market. Facilities that are acquired off-market are typically more attractive to us as a purchaser because of the absence of a formal marketing process, which could lead to higher prices or other unattractive terms. If we cannot obtain off-market deal flow in the future, our ability to locate and acquire facilities at attractive prices could be adversely affected. We expect to compete with many other entities engaged in real estate investment activities for acquisitions of healthcare facilities, including national, regional and local operators, acquirers and developers of healthcare-related real estate properties. The competition for healthcare-related real estate properties may significantly increase the price that we must pay for healthcare facilities or other assets that we seek to acquire, and our competitors may succeed in acquiring those healthcare facilities or assets themselves. In addition, our potential acquisition targets may find our competitors to be more attractive because they may have greater resources, may be willing to pay more for the healthcare facilities or may have a more compatible operating philosophy. In particular, larger REITs targeting healthcare facilities may enjoy significant competitive advantages that result from, among other things, a lower cost of capital, enhanced operating efficiencies more personnel and market penetration and familiarity with markets. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase. This competition will result in increased demand for these assets and therefore increased prices paid for them. Those higher prices for healthcare facilities or other assets may adversely affect our returns from our investments.

Some of our healthcare facilities we acquire in the future are and may be subject to ground leases or other restrictions on the use of the space. If we are required to undertake significant capital expenditures to procure new tenant-operators, then our business and results of operations may suffer.

One of our healthcare facilities, representing approximately 16.8% of our total leasable square feet and 24% of our annualized base rent for the period ended March 31, 2016, is subject to a ground lease that contains certain restrictions. These restrictions include limits on our ability to re-let our healthcare facilities to tenant-operators not affiliated with the healthcare delivery system that owns the underlying healthcare facility, rights of purchase and rights of first offer and refusal with respect to sales of the healthcare facility and limits on the types of medical procedures that may be performed. In addition, lower than expected rental rates upon re-letting could impede our growth. We may not be able to re-let space on terms that are favorable to us or at all. Further, we may be required to undertake significant capital expenditures to renovate or reconfigure space to attract new tenant-operators. If we are unable to promptly re-let our healthcare facilities, if the rates upon such re-letting are significantly lower than expected or if we are required to undertake significant capital expenditures in connection with re-letting, our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock may be adversely affected.

Our healthcare facilities and our tenant-operators may be unable to compete successfully.

Our healthcare facilities often face competition from nearby hospitals and other healthcare facilities that provide comparable services. Similarly, our tenant-operators face competition from other medical practices and service providers at nearby hospitals and other healthcare facilities. From time to time and for reasons beyond our control, managed care organizations may change their lists of preferred hospitals or in-network physicians. Physicians also may change hospital affiliations. If competitors of our tenant-operators or competitors of the associated healthcare delivery systems with which our healthcare facilities are strategically aligned have greater geographic coverage, improve access and convenience to physicians and patients, provide or are perceived to provide higher quality services, recruit physicians to provide competing services at their facilities, expand or improve their services or obtain more favorable managed care contracts, our tenant-operators may not be able to successfully compete. Any reduction in rental revenues resulting from the inability of our tenant-operators or the associated healthcare delivery systems with which our healthcare facilities are strategically aligned to compete in providing medical services and/or receiving sufficient rates of reimbursement for healthcare services rendered may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

We may in the future make investments in joint ventures, which could be adversely affected by our lack of decision-making authority, our reliance upon our joint venture partners’ financial condition, any disputes that may arise between us and our joint venture partners and our exposure to potential losses from the actions of our joint venture partners.

We may in the future make co-investments with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for the management of the affairs of a healthcare facility, partnership, joint venture or other entity. Joint ventures generally involve risks not present with respect to our wholly-owned healthcare facilities, including the following:

•	Our joint venture partners may make management, financial and operating decisions with which we disagree or that are not in our best interest;
•	We may be prevented from taking actions that are opposed by our joint venture partners;
•	Our ability to transfer our interest in a joint venture to a third party may be restricted;
•	Our joint venture partners might become bankrupt or fail to fund their share of required capital contributions which may delay construction or development of a healthcare related facility or increase our financial commitment to the joint venture;

•	Our joint venture partners may have business interests or goals with respect to the healthcare related facility that conflict with our business interests and goals which could increase the likelihood of disputes regarding the ownership, management or disposition of the healthcare related facility;
•	Disputes may develop with our joint venture partners over decisions affecting the healthcare related facility or the joint venture which may result in litigation or arbitration that would increase our expenses and distract our officers and/or directors from focusing their time and effort on our business and possibly disrupt the daily operations of the healthcare related facility; and
•	We may suffer losses as a result of the actions of our joint venture partners with respect to our joint venture investments.

Joint venture investments involve risks that may not be present with other methods of ownership. In addition to those risks identified above, our partner might at any time have economic or other business interests or goals that are or become inconsistent with our interests or goals; that we could become engaged in a dispute with our partner, which could require us to expend additional resources to resolve such disputes and could have an adverse impact on the operations and profitability of the joint venture; and that our partner may be in a position to take action or withhold consent contrary to our instructions or requests. In addition, our ability to transfer our interest in a joint venture to a third party may be restricted. Although currently not applicable to our existing joint venture arrangements, in the future, in certain instances, we or our partner may have the right to trigger a buy-sell arrangement, which could cause us to sell our interest, or acquire our partner’s interest, at a time when we otherwise would not have initiated such a transaction. Our ability to acquire our partner’s interest may be limited if we do not have sufficient cash, available borrowing capacity or other capital resources. In such event, we may be forced to sell our interest in the joint venture when we would otherwise prefer to retain it. Joint ventures may require us to share decision-making authority with our partners, which could limit our ability to control the healthcare facilities in the joint ventures. Even when we have a controlling interest, certain major decisions may require partner approval, such as the sale, acquisition or financing of a healthcare facility.

Uninsured losses or losses in excess of our insurance coverage could adversely affect our financial condition and our cash flows.

Our tenant-operators are required to maintain comprehensive liability, fire, flood, earthquake, wind (as deemed necessary or as required by our lenders), and extended coverage insurance with respect to our healthcare facilities. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, riots, acts of war or terrorism. Should an uninsured loss occur, or if there is a significant deductible to be paid and our tenant-operator is unable to fund such loss or deductible, we could lose both our investment in and anticipated profits and cash flows from a healthcare related facility. As a result, our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock may be adversely affected.

Environmental compliance costs and liabilities associated with owning, leasing, developing and operating our healthcare facilities may affect our results of operations.

Under various U.S. federal, state and local laws, ordinances and regulations, current and prior owners and tenant-operators of real estate may be jointly and severally liable for the costs of investigating, remediating and monitoring certain hazardous substances or other regulated materials on or in such healthcare facility. In addition to these costs, the past or present owner or tenant-operator of a healthcare facility from which a release emanates could be liable for any personal injury or property damage that results from such releases, including for the unauthorized release of asbestos-containing materials and other hazardous substances into the air, as well as any damages to natural resources or the environment that arise from such releases. These environmental laws often impose such liability without regard to whether the current or prior owner or tenant-operator knew of, or was responsible for, the presence or release of such substances or materials. Moreover, the release of hazardous substances or materials, or the failure to properly remediate such substances or materials, may adversely affect the owner’s or tenant’s ability to lease, sell, develop or rent such healthcare facility or to borrow by using such healthcare facility as collateral. Persons who transport or arrange for the disposal or treatment of hazardous substances or other regulated materials may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, regardless of whether or not such facility is owned or operated by such person.

Certain environmental laws impose compliance obligations on owners and tenant-operators of real property with respect to the management of hazardous substances and other regulated materials. For example, environmental laws govern the management and removal of asbestos-containing materials and lead-based paint. Failure to comply with these laws can result in penalties or other sanctions. If we are held liable under these laws, our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock may be adversely affected.

Costs associated with complying with the Americans with Disabilities Act of 1990 may result in unanticipated expenses.

Under the Americans with Disabilities Act of 1990, or the ADA, all places of public accommodation are required to meet certain U.S. federal requirements related to access and use by disabled persons. A number of additional U.S. federal, state and local laws may also require modifications to our healthcare facilities, or restrict certain further renovations of the buildings, with respect to access thereto by disabled persons. Noncompliance with the ADA could result in the imposition of fines, an award of damages to private litigants and/or an order to correct any non-complying feature which could result in substantial capital expenditures. Our leases provide that our tenant-operators shall maintain our healthcare facilities in compliance with such laws, however, we have not conducted a detailed audit or investigation of all of our healthcare facilities to determine such compliance, and we cannot predict the ultimate cost of compliance with the ADA or other legislation. If one or more of our healthcare facilities is not in compliance with the ADA or other related legislation, then our tenant-operators would be required to incur additional costs to bring the facility into compliance. These costs, if substantial, could have an adverse economic effect on our tenant-operators which could adversely affect our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock may be adversely affected.

We have now, and may have in the future, exposure to contingent rent escalators, which may hinder our growth and profitability.

We receive substantially all of our revenues by leasing our healthcare facilities under long-term triple-net leases in which the rental rate is generally fixed with annual escalations. Leases in the future may contain escalators contingent upon the achievement of specified revenue parameters or based on changes in the Consumer Price Index. If, as a result of weak economic conditions or other factors, the revenues generated by our triple-net leased healthcare facilities do not meet the specified parameters or the Consumer Price Index does not increase, our growth and profitability will be hindered by these triple-net leases.

The occurrence of cyber incidents, or a deficiency in our cybersecurity, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our business relationships, all of which could negatively impact our financial results.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of our information resources. More specifically, a cyber-incident is an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information. As our reliance on technology has increased, so have the risks posed to our systems, both internal and those we have outsourced. Our three primary risks that could directly result from the occurrence of a cyber-incident include operational interruption, damage to our relationship with our tenant-operators, and private data exposure. We have implemented processes, procedures and controls to help mitigate these risks, but these measures, as well as our increased awareness of a risk of a cyber-incident, do not guarantee that our financial results will not be negatively impacted by such an incident.

Risks Related to the Healthcare Industry

The healthcare industry is heavily regulated, and new laws or regulations, changes to existing laws or regulations, loss of licensure or failure to obtain licensure could adversely impact our company and result in the inability of our tenant-operators to make rent payments to us.

The healthcare industry is heavily regulated by U.S. federal, state and local governmental authorities. Our tenant-operators generally will be subject to laws and regulations covering, among other things, licensure, certification for participation in government programs, billing for services, privacy and security of health information and relationships with physicians and other referral sources. In addition, new laws and regulations, changes in existing laws and regulations or changes in the interpretation of such laws or regulations could negatively affect our financial condition and the financial condition of our tenant-operators. These changes, in some cases, could apply retroactively. The enactment, timing or effect of legislative or regulatory changes cannot be predicted.

Many states regulate the construction of healthcare facilities, the expansion of healthcare facilities, the construction or expansion of certain services, including by way of example specific bed types and medical equipment, as well as certain capital expenditures through certificate of need, or CON, laws. Under such laws, the applicable state regulatory body must determine a need exists for a project before the project can be undertaken. If one of our tenant-operators seeks to undertake a CON-regulated project, but is not authorized by the applicable regulatory body to proceed with the project, the tenant-operator would be prevented from operating in its intended manner.

Failure to comply with these laws and regulations could adversely affect us directly and our tenant-operators’ ability to make rent payments to us which may have an adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

Adverse trends in healthcare provider operations may negatively affect our lease revenues and our ability to make distributions to our stockholders.

The healthcare industry is currently experiencing, among other things:

•	changes in the demand for and methods of delivering healthcare services;
•	changes in third party reimbursement methods and policies;
•	consolidation and pressure to integrate within the healthcare industry through acquisitions and joint ventures; and
•	increased scrutiny of billing, referral and other practices by U.S. federal and state authorities.

These factors may adversely affect the economic performance of some or all of our tenant-operators and, in turn, our lease revenues, which may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

Reductions in reimbursement from third-party payors, including Medicare and Medicaid, could adversely affect the profitability of our tenant-operators and hinder their ability to make rent payments to us or renew their lease.

Sources of revenue for our tenant-operators typically include the U.S. federal Medicare program, state Medicaid programs, private insurance payors and health maintenance organizations. Healthcare providers continue to face increased government and private payor pressure to control or reduce healthcare costs and significant reductions in healthcare reimbursement, including reduced reimbursements and changes to payment methodologies under the Affordable Care Act. The Congressional Budget Office, or CBO, estimates the reductions required by the Affordable Care Act over the next ten years following enactment of the act will include $415 billion in cuts to Medicare fee-for-service payments, the majority of which will come from hospitals, and that some hospitals will become insolvent as a result of the reductions. In some cases, private insurers rely on all or portions of the Medicare payment systems to determine payment rates which may result in decreased reimbursement from private insurers. The Affordable Care Act will likely increase enrollment in plans offered by private insurers who choose to participate in state-run exchanges, but the Affordable Care Act also imposes new requirements for the health insurance industry, including prohibitions upon excluding individuals based upon pre-existing conditions which may increase private insurer costs and, thereby, cause private insurers to reduce their payment rates to providers. At this time, it is difficult to predict the full effects of the Affordable Care Act and its impact on our business, our revenues and financial condition and those of our tenant-operators due to the law’s complexity, lack of implementing regulations or interpretive guidance, gradual implementation and possible amendment. The Affordable Care Act could adversely affect the reimbursement rates received by our tenant-operators, the financial success of our tenant-operators and strategic partners and consequently us.

If the United States economy enters a recession or slower growth, this could negatively affect state budgets, thereby putting pressure on states to decrease spending on state programs including Medicaid. The need to control Medicaid expenditures may be exacerbated by the potential for increased enrollment in state Medicaid programs due to unemployment and declines in family incomes. Historically, states have often attempted to reduce Medicaid spending by limiting benefits and tightening Medicaid eligibility requirements. Many states have adopted, or are considering the adoption of, legislation designed to enroll Medicaid recipients in managed care programs and/or impose additional taxes on hospitals to help finance or expand the states’ Medicaid systems. Potential reductions to Medicaid program spending in response to state budgetary pressures could negatively impact the ability of our tenant-operators to successfully operate their businesses.

Efforts by payors to reduce healthcare costs will likely continue which may result in reductions or slower growth in reimbursement for certain services provided by some of our tenant-operators. A reduction in reimbursements to our tenant-operators from third-party payors for any reason could adversely affect our tenant-operators’ ability to make rent payments to us which may have a material adverse effect on our businesses, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

Our tenant-operators and our company are subject to fraud and abuse laws, the violation of which by a tenant-operator may jeopardize the tenant-operator’s ability to make rent payments to us.

There are various U.S. federal and state laws prohibiting fraudulent and abusive business practices by healthcare providers who participate in, receive payments from or are in a position to make referrals in connection with government-sponsored healthcare programs, including the Medicare and Medicaid programs. Our lease arrangements with certain tenant-operators may also be subject to these fraud and abuse laws.

These laws include without limitation:

•	the U.S. Federal Anti-Kickback Statute, which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, the referral of any U.S. federal or state healthcare program patients;
•	the U.S. Federal Physician Self-Referral Prohibition (commonly called the “Stark Law”), which, subject to specific exceptions, restricts physicians who have financial relationships with healthcare providers from making referrals for designated health services for which payment may be made under Medicare or Medicaid programs to an entity with which the physician, or an immediate family member, has a financial relationship;
•	the False Claims Act, which prohibits any person from knowingly presenting false or fraudulent claims for payment to the U.S. federal government, including under the Medicare and Medicaid programs;
•	the Civil Monetary Penalties Law, which authorizes the Department of Health and Human Services to impose monetary penalties for certain fraudulent acts; and
•	state anti-kickback, anti-inducement, anti-referral and insurance fraud laws which may be generally similar to, and potentially more expansive than, the U.S. federal laws set forth above.

Violations of these laws may result in criminal and/or civil penalties that range from punitive sanctions, damage assessments, penalties, imprisonment, denial of Medicare and Medicaid payments and/or exclusion from the Medicare and Medicaid programs. In addition, the Affordable Care Act clarifies that the submission of claims for items or services generated in violation of the Anti-Kickback Statute constitutes a false or fraudulent claim under the False Claims Act. The U.S. federal government has taken the position, and some courts have held that violations of other laws, such as the Stark Law, can also be a violation of the False Claims Act. Additionally, certain laws, such as the False Claims Act, allow for individuals to bring whistleblower actions on behalf of the government for violations thereof. Imposition of any of these penalties upon one of our tenant-operators or strategic partners could jeopardize that tenant-operator’s ability to operate or to make rent payments or affect the level of occupancy in our healthcare facilities, which may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock. Further, we enter into leases and other financial relationships with healthcare delivery systems that are subject to or impacted by these laws. In the future we may have other investors who are healthcare providers in certain of our subsidiaries that own our healthcare facilities. If any of our relationships, including those related to the other investors in our subsidiaries, are found not to comply with these laws, we and our physician investors may be subject to civil and/or criminal penalties.

Our healthcare-related tenant-operators may be subject to significant legal actions that could subject them to increased operating costs and substantial uninsured liabilities, which may affect their ability to pay their rent payments to us, and we could be subject to healthcare industry violations.

As is typical in the healthcare industry, our tenant-operators may often become subject to claims that their services have resulted in patient injury or other adverse effects. Many of these tenant-operators may have experienced an increasing trend in the frequency and severity of professional liability and general liability insurance claims and litigation asserted against them. The insurance coverage maintained by these tenant-operators may not cover all claims made against them nor continue to be available at a reasonable cost, if at all. In some states, insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation may not, in certain cases, be available to these tenant-operators due to state law prohibitions or limitations of availability. As a result, these types of tenant-operators of our healthcare facilities and healthcare-related facilities operating in these states may be liable for punitive damage awards that are either not covered or are in excess of their insurance policy limits.

We also believe that there has been, and will continue to be, an increase in governmental investigations of certain healthcare providers, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Insurance is not available to cover such losses. Any adverse determination in a legal proceeding or governmental investigation, any settlements of such proceedings or investigations in excess of insurance coverage, whether currently asserted or arising in the future, could have a material adverse effect on a tenant-operator’s financial condition. If a tenant-operator is unable to obtain or maintain insurance coverage, if judgments are obtained or settlements reached in excess of the insurance coverage, if a tenant-operator is required to pay uninsured punitive damages, or if a tenant-operator is subject to an uninsurable government enforcement action or investigation, the tenant-operator could be exposed to substantial additional liabilities, which may affect the tenant-operator’s ability to pay rent, which in turn could have a material adverse effect on our business, financial condition and results of operations, our ability to pay distributions to our stockholders and the trading price of our common stock. We could also be subject to costly government investigations or other enforcement actions which could have a material adverse effect on our business, financial condition and results of operations, our ability to pay distributions to our stockholders and the trading price of our common stock.

Risks Related to the Real Estate Industry

Our operating performance is subject to risks associated with the real estate industry.

Real estate investments are subject to various risks and fluctuations and cycles in value and demand, many of which are beyond our control. Certain events may decrease cash available for distributions as well as the value of our healthcare facilities. These events include, but are not limited to:

•	vacancies or our inability to rent vacant healthcare facilities on favorable terms, including possible market pressures to offer tenant-operators rent abatements, tenant-operator improvements, early termination rights or tenant-favorable renewal options;
•	inability to collect rent from tenant-operators;
•	competition from other real estate investors with significant capital, including other real estate operating companies, REITs and institutional investment funds;
•	reductions in the level of demand for healthcare facilities and changes in the demand for certain healthcare-related facilities;
•	increases in expenses associated with our real estate operations, including, but not limited to, insurance costs, costs of compliance with laws and regulations and governmental policies; and
•	changes in, and changes in enforcement of, laws, regulations and governmental policies associated with real estate, including, without limitation, health, safety, environmental, zoning and tax laws, governmental fiscal policies and the ADA.

In addition, periods of economic slowdown or recession, such as the recent U.S. economic downturn, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases. If we cannot lease our healthcare facilities to meet our financial expectations, our business, financial condition, results of operations, cash flow, per share trading price of our common stock and ability to satisfy our debt service obligations and to make distributions to our stockholders could be adversely affected.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our healthcare facilities.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more of our healthcare facilities in response to changing economic, financial and investment conditions is limited. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any of our healthcare facilities for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of any of our healthcare facilities. We may be required to expend funds to correct defects or to make improvements before a healthcare facility can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements.

In acquiring a healthcare facility we may agree to transfer restrictions that materially restrict us from selling that healthcare facility for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that healthcare facility. These transfer restrictions would impede our ability to sell a healthcare facility even if we deem it necessary or appropriate. These facts and any others that would impede our ability to respond to adverse changes in the performance of our healthcare facilities may have an adverse effect on our business, financial condition, results of operations, or ability to make distributions to our stockholders and the trading price of our common stock.

Uncertain market conditions could cause us to sell our healthcare facilities at a loss in the future.

We intend to hold our various real estate investments until such time as we determine that a sale or other disposition appears to be advantageous to achieve our investment objectives. Our senior management team and our board of directors may exercise their discretion as to whether and when to sell a healthcare facility, and we will have no obligation to sell our buildings at any particular time. We generally intend to hold our healthcare facilities for an extended period of time, and we cannot predict with any certainty the various market conditions affecting real estate investments that will exist at any particular time in the future. Because of the uncertainty of market conditions that may affect the future disposition of our healthcare facilities, we may not be able to sell our buildings at a profit in the future or at all. We may incur prepayment penalties in the event that we sell a healthcare facility subject to a mortgage earlier than we otherwise had planned. Additionally, we could be forced to sell healthcare facilities at inopportune times which could result in us selling the affected building at a substantial loss. Accordingly, the extent to which you will receive cash distributions and realize potential appreciation on our real estate investments will, among other things, be dependent upon fluctuating market conditions. Any inability to sell a healthcare facility could adversely impact our ability to make debt payments and distributions to our stockholders.

Our assets may be subject to impairment charges.

We will periodically evaluate our real estate investments and other assets for impairment indicators. The judgment regarding the existence of impairment indicators is based upon factors such as market conditions, tenant-operator performance and legal structure. For example, the termination of a lease by a major tenant-operator may lead to an impairment charge. If we determine that an impairment has occurred, we would be required to make an adjustment to the net carrying value of the asset which could have an adverse effect on our results of operations and FFO in the period in which the impairment charge is recorded.

Risks Related to Financings

Higher mortgage rates may make it more difficult for us to finance or refinance healthcare facilities, which could reduce the number of healthcare facilities we can acquire and the amount of cash available for distribution to our stockholders.

If mortgage debt is unavailable on reasonable terms as a result of increased interest rates or other factors, we may not be able to finance the purchase of additional healthcare facilities. In addition, if we place mortgage debt on our healthcare facilities, we run the risk of being unable to refinance such debt when the loans come due, or of being unable to refinance on favorable terms. If interest rates are higher when we refinance debt, our income could be reduced. We may be unable to refinance debt at appropriate times, which may require us to sell healthcare facilities on terms that are not advantageous to us, or could result in the foreclosure of such healthcare facilities. If any of these events occur, our cash flows would be reduced. This, in turn, would reduce cash available for distribution to our stockholders and may impact our ability to raise more capital by issuing securities or by borrowing more money.

Required payments of principal and interest on borrowings may leave us with insufficient cash to operate our healthcare facilities or to pay the distributions currently contemplated or necessary to qualify as a REIT and may expose us to the risk of default under our debt obligations.

As of March 31, 2016, we have a total of $25,030,134 in convertible debentures outstanding to ZH USA. These convertible debentures accrue interest at an annual rate of 8% and are convertible at the holder’s option at $12.748 per share of common stock or OP unit of the company. Payment of the principal and interest of the convertible debentures is due on demand. Aggregate scheduled principal payments related to loans secured by properties in our current portfolio, excluding convertible debentures that will be repaid or converted into shares of our common stock or OP units upon closing of this offering, are as follows:

2016	$284,191
2017	16,032,523
2018	22,044
2019	136,007
2020	7,219,449
Beyond 2020	32,097,400
$55,791,614

We also expect to incur additional debt in connection with future investments. We do not anticipate that our internally generated cash flow will be adequate to repay our existing indebtedness upon maturity, and, therefore, we expect to repay our indebtedness through refinancings and future offerings of equity and debt securities, either of which we may be unable to secure on favorable terms or at all. Our level of debt and the limitations imposed upon us by our debt agreements could have adverse consequences, including the following:

•	Our cash flow may be insufficient to meet our required principal and interest payments;
•	We may be unable to borrow additional funds as needed or on favorable terms, including to make acquisitions;
•	We may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;
•	Because a portion of our debt bears, or is expected to bear, interest at variable rates, an increase in interest rates could materially increase our interest expense;
•	We may fail to effectively hedge against interest rate volatility;
•	We may be forced to dispose of one or more of our healthcare facilities, possibly on disadvantageous terms if we are able to do so at all;
•	After debt service, the amount available for distributions to our stockholders is reduced;
•	Our leverage could place us at a competitive disadvantage compared to our competitors who have less debt;
•	We may experience increased vulnerability to economic and industry downturns, reducing our ability to respond to changing business and economic conditions;
•	We may default on our obligations and the lenders or mortgagees may foreclose on our healthcare facilities that secure their loans and receive an assignment of rents and leases;
•	We may violate financial covenants which would cause a default on our obligations;
•	We may inadvertently violate non-financial restrictive covenants in our loan documents, such as covenants that require us to maintain the existence of entities, maintain insurance policies and provide financial statements, which would entitle the lenders to accelerate our debt obligations; and
•	Our default under any one of our mortgage loans with cross-default or cross-collateralization provisions could result in default on other indebtedness or result in the foreclosures of our other healthcare facilities.

The realization of any or all of these risks may have an adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

We will rely on external sources of capital to fund future capital needs, and, if we encounter difficulty in obtaining such capital, we may not be able to make future acquisitions necessary to grow our business or meet maturing obligations.

In order to qualify as a REIT under the Code, we will be required, among other things, to distribute each year to our stockholders at least 90% of our taxable income, without regard to the deduction for dividends paid and excluding net capital gain. Because of this distribution requirement, we may not be able to fund all of our future capital needs from cash retained from operations, including capital needed to make investments and to satisfy or refinance maturing obligations. As a result, we expect to rely on external sources of capital, including debt and equity financing, to fund future capital needs. If we are unable to obtain needed capital on satisfactory terms or at all, we may not be able to make the investments needed to expand our business or to meet our obligations and commitments as they mature. Our access to capital will depend upon a number of factors over which we have little or no control, including general market conditions, the market’s perception of our current and potential future earnings and cash distributions and the market price of the shares of our common stock. We may not be in a position to take advantage of attractive investment opportunities for growth if we are unable to access the capital markets on a timely basis on favorable terms.

We could become highly leveraged in the future because our organizational documents contain no limitations on the amount of debt that we may incur.

Our organizational documents contain no limitations on the amount of indebtedness that we or our Operating Partnership may incur. We could alter the balance between our total outstanding indebtedness and the value of our healthcare facilities at any time. If we become more highly leveraged, the resulting increase in outstanding debt could adversely affect our ability to make debt service payments, to pay our anticipated distributions and to make the distributions required to qualify as a REIT. The occurrence of any of the foregoing risks could adversely affect our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

In certain cases, we may seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements. Hedging involves risks, such as the risk that the counterparty may fail to honor its obligations under an arrangement, that the arrangements may not be effective in reducing our exposure to interest rate changes and that a court could rule that such an agreement is not legally enforceable. In addition, we may be limited in the type and amount of hedging transactions that we may use in the future by our need to satisfy the REIT income tests under the Code. Failure to hedge effectively against interest rate changes may have an adverse effect on our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

Our ability to issue equity to expand our business will depend, in part, upon the market price of our common stock, and our failure to meet market expectations with respect to our business could negatively affect the market price of our common stock and thereby limit our ability to raise capital.

The availability of equity capital to us will depend, in part, upon the market price of our common stock which, in turn, will depend upon various market conditions and other factors that may change from time to time, including:

•	the extent of investor interest;
•	our ability to satisfy the distribution requirements applicable to REITs;
•	the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;
•	our financial performance and that of our tenant-operators;
•	analyst reports about us and the REIT industry;
•	general stock and bond market conditions, including changes in interest rates on fixed income securities, which may lead prospective purchasers of our common stock to demand a higher annual yield from future distributions;
•	a failure to maintain or increase our dividend which is dependent, in large part, upon FFO which, in turn, depends upon increased revenue from additional acquisitions and rental increases; and
•	other factors such as governmental regulatory action and changes in REIT tax laws.

Our failure to meet the market’s expectation with regard to future earnings and cash distributions would likely adversely affect the market price of our common stock and, as a result, the cost and availability of equity capital to us.

Risks Related to Our Formation and Structure

We will have no direct operations and will rely on funds received from our Operating Partnership to meet our obligations.

We will conduct substantially all of our operations through our Operating Partnership. After giving effect to this offering, we will own approximately     % of the OP units of our Operating Partnership and apart

from this ownership interest, we will not have any independent operations. As a result, we will rely on distributions from our Operating Partnership to pay any dividends that we might declare on our common stock. We will also rely on distributions from our Operating Partnership to meet our obligations, including tax liability on taxable income allocated to us from our Operating Partnership (which might make distributions to us not equal to the tax on such allocated taxable income). Stockholders’ claims will consequently be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our Operating Partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, claims of our stockholders will be satisfied only after all of our and our Operating Partnership’s and its subsidiaries’ liabilities and obligations have been paid in full.

We will be subject to the requirements of the Sarbanes-Oxley Act of 2002.

Management will be required to deliver a report that assesses the effectiveness of our internal controls over financial reporting, pursuant to Section 302 of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act may require our auditors to deliver an attestation report on the effectiveness of our internal controls over financial reporting in conjunction with their opinion on our audited financial statements as of December 31, 2015 subsequent to the year in which the registration statement (of which this prospectus forms a part) relating to this offering becomes effective. Substantial work on our part is required to implement appropriate processes, document the system of internal control over key processes, assess their design, remediate any deficiencies identified and test their operation. This process is expected to be both costly and challenging. We cannot give any assurances that material weaknesses will not be identified in the future in connection with our compliance with the provisions of Section 302 and 404 of the Sarbanes-Oxley Act. The existence of any material weakness described above would preclude a conclusion by management and our independent auditors that we maintained effective internal control over financial reporting. Our management may be required to devote significant time and expense to remediate any material weaknesses that may be discovered and may not be able to remediate any material weakness in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, all of which could lead to a decline in the per share trading price of our common stock.

Our use of OP units as currency to acquire healthcare facilities in the future could result in stockholder dilution and/or limit our ability to sell such healthcare facilities, which could have a material adverse effect on us.

In the future we may acquire healthcare facilities or portfolios of healthcare facilities through tax-deferred contribution transactions in exchange for OP units, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired healthcare facilities, and may require that we agree to protect the contributors’ ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired healthcare facilities or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell healthcare facilities at a time, or on terms, that would be favorable absent such restrictions.

Conflicts of interest could arise as a result of our UPREIT structure.

Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our Operating Partnership or any partner thereof, on the other. Our directors and officers have duties to us under applicable Maryland law in connection with their management of our company. At the same time, we, as general partner, have fiduciary duties to our Operating Partnership and to the limited partners under Delaware law in connection with the management of our Operating Partnership. Our duties, as general partner, to our Operating Partnership and its limited partners may come into conflict with the duties of our directors and officers.

Unless otherwise provided for in the relevant partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibits such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest.

Additionally, the partnership agreement expressly limits our liability by providing that we, as the sole member of the general partner of the Operating Partnership, and our directors or officers will not be liable or accountable in damages to our Operating Partnership, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission if the general partner or such director or officer acted in good faith. In addition, our Operating Partnership is required to indemnify us, our affiliates and each of our respective officers and directors, to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Operating Partnership, provided that our Operating Partnership will not indemnify any such person for (1) acts or omissions committed in bad faith or that were the result of active and deliberate dishonesty, (2) any transaction for which such person received an improper personal benefit in money, healthcare facility or services, or (3) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been resolved in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties that would be in effect under common law were it not for the partnership agreement.

Our charter restricts the ownership and transfer of our outstanding shares of stock which may have the effect of delaying, deferring or preventing a transaction or change of control of our company.

In order for us to qualify as a REIT, no more than 50% of the value of our outstanding shares of stock may be owned, beneficially or constructively, by five or fewer individuals at any time during the last half of each taxable year other than our initial REIT taxable year. Subject to certain exceptions, our charter prohibits any stockholder from owning actually or constructively more than 9.8% in value or number of shares, whichever is more restrictive, of any class or series of our outstanding shares. The constructive ownership rules under the Code are complex and may cause the outstanding shares owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of our outstanding shares of any class or series by an individual or entity could cause that individual or entity to own constructively in excess of 9.8% of any class or series of our outstanding beneficial interests and to be subject to our charter’s ownership limit. Our charter also prohibits any person from owning shares of our beneficial interests that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT. Any attempt to own or transfer shares of our beneficial interest in violation of these restrictions may result in the shares being automatically transferred to a charitable trust or may be void.

Certain provisions of Maryland law could inhibit changes of control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for shares of our common stock or that our stockholders otherwise believe to be in their best interests.

Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares of common stock or an affiliate thereof or an affiliate or associate of ours who was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our shares of common stock at any time within the two-year period immediately prior to the date in question) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes certain fair price and/or supermajority and stockholder voting requirements on these combinations; and

•	“control share” provisions that provide that holders of “control shares” of our company (defined as shares that, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights with respect to their control shares, except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

By resolution of our board of directors, we intend to opt out of the business combination provisions of the MGCL and provide that any business combination between us and any other person is exempt from the business combination provisions of the MGCL, provided that the business combination is first approved by our board of directors (including a majority of directors who are not affiliates or associates of such persons). In addition, pursuant to a provision in our bylaws, we have opted out of the control share provisions of the MGCL. However, our board of directors may by resolution elect to opt in to the business combination provisions of the MGCL and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future.

Certain provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain corporate governance provisions, some of which (for example, a classified board) are not currently applicable to us. If implemented, these provisions may have the effect of limiting or precluding a third party from making an unsolicited acquisition proposal for us or of delaying, deferring or preventing a change in control of us under circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then current market price. Our charter contains a provision whereby we elect, at such time as we become eligible to do so, which we anticipate will occur upon the closing of this offering, to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

We could increase the number of authorized shares, classify and reclassify unissued shares and issue shares without stockholder approval.

Our board of directors, without stockholder approval, has the power under our charter to amend our charter to increase or decrease the aggregate number of shares or the number of shares of any class or series that we are authorized to issue, to authorize us to issue authorized but unissued shares of our common stock or preferred stock. In addition, under our charter, our board of directors has the power to classify or reclassify any unissued common or preferred stock into one or more classes or series of shares and set the preference, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms or conditions of redemption for such newly classified or reclassified shares. See “Description of Our Capital Stock — Power to Increase or Decrease Authorized Shares of Stock and Issue Additional Shares of Common and Preferred Stock.” As a result, we may issue series or classes of common or preferred stock with preferences, dividends, powers and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of holders of our common stock. Although our board of directors has no such intention at the present time, it could establish a class or series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for shares of our common stock or that our stockholders otherwise believe to be in their best interests.

We may change our business, investment and financing strategies without stockholder approval.

We may change our business, investment and financing strategies without a vote of, or notice to, our stockholders, which could result in our making investments and engaging in business activities that are different from, and possibly riskier than, the investments and businesses described in this prospectus. In particular, a change in our investment strategy, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to real estate market fluctuations. In addition, we may in the future increase the use of leverage at times and in amounts that we, in our discretion, deem prudent, and such decision would not be subject to stockholder approval. Furthermore, our board of directors may determine that healthcare facilities do not offer the potential for attractive risk-adjusted returns for an investment strategy. Changes to our strategies with regards to the foregoing could adversely affect our financial condition, results of operations and our ability to make distributions to our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited which could limit your recourse in the event that we take certain actions which are not in your best interests.

Under Maryland law generally, a director is required to perform his or her duties in good faith, in a manner that he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Under Maryland law, directors are presumed to have acted with this standard of care. Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Our charter authorizes us to indemnify our present and former directors and officers for actions taken by them in those and other capacities to the maximum extent permitted by Maryland law. Our bylaws obligate us to indemnify each present and former director or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to advance the defense costs incurred by our directors and officers. We will also enter into indemnification agreements with our officers and directors granting them express indemnification rights. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter, bylaws and indemnification agreements or that might exist with other companies.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management and may prevent a change in control of our company that is in the best interests of our stockholders. Our charter provides that a director may only be removed for cause upon the affirmative vote of holders of two-thirds of all the votes entitled to be cast generally in the election of directors. Vacancies may be filled only by a majority of the remaining directors in office, even if less than a quorum, once our election to be subject to certain provisions of Title 3, subtitle 8 of the MGCL becomes effective. These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in control of our company that is in the best interests of our stockholders.

Certain provisions in the partnership agreement of our Operating Partnership may delay or prevent unsolicited acquisitions of us.

Provisions in the partnership agreement of our Operating Partnership may delay, or make more difficult, unsolicited acquisitions of us or changes of our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions include, among others:

•	redemption rights;
•	a requirement that we may not be removed as the general partner of our Operating Partnership without our consent;
•	transfer restrictions on OP units;
•	our ability, as general partner, in some cases, to amend the partnership agreement and to cause the Operating Partnership to issue units with terms that could delay, defer or prevent a merger or other change of control of us or our Operating Partnership without the consent of the limited partners; and
•	the right of the limited partners to consent to direct or indirect transfers of the general partnership interest, including as a result of a merger or a sale of all or substantially all of our assets, in the event that such transfer requires approval by our common stockholders.

Our charter and bylaws, Maryland law and the partnership agreement of our Operating Partnership also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our shares of common stock or that our stockholders otherwise believe to be in their best interest. See “Description of the Partnership Agreement of Global Medical REIT LP — Restrictions on Transfers by the General Partner,” “Certain Provisions of Maryland Law and of Our Charter and Bylaws — Removal of Directors,” “— Control Share Acquisitions,” “— Advance Notice of Director Nominations and New Business” and “Description of the Partnership Agreement of Global Medical REIT LP”

Our Operating Partnership may issue additional OP units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our Operating Partnership and could have a dilutive effect on the amount of distributions made to us by our Operating Partnership and, therefore, the amount of distributions we can make to our stockholders.

After giving effect to this offering, we will own     % of the outstanding partnership interests in our Operating Partnership. Our Operating Partnership may, in connection with our acquisition of healthcare facilities or otherwise, issue additional OP units to third parties. Such issuances would reduce our ownership percentage in our Operating Partnership and could affect the amount of distributions made to us by our Operating Partnership and, therefore, the amount of distributions we can make to our stockholders. Holders of shares of our common stock will generally not have any voting rights with respect to activities of our Operating Partnership, including issuances of additional OP units in amounts that do not exceed 20% of our outstanding shares of common stock.

Risks Related to Our Relationship with Our Advisor and Other Conflicts of Interest

We have no employees and will be entirely dependent upon our advisor for all the services we require, and we cannot assure you that our advisor will allocate the resources necessary to meet our business objectives.

Because we are “externally managed,” we will not retain our own personnel, but will instead depend upon our advisor and its affiliates for virtually all of the services we require. Our advisor will select and manage the acquisition of our healthcare facilities; administer the collection of rents, monitor lease compliance and deal with vacancies and re-letting of our healthcare facilities; coordinate disposition of our healthcare facilities; provide financial and regulatory reporting services; communicate with our stockholders, pay distributions and provide transfer agent services; and provide all of our other administrative services. Accordingly, our success will likely be largely dependent upon the expertise and services of the executive officers and other key personnel of our advisor and its affiliates.

Our advisor may be unable to obtain or retain key personnel.

Our success depends to a significant degree upon the executive officers and other key personnel of our advisor. In particular, we rely on the services of David A. Young, our Chief Executive Officer, a member of our board of directors, and the Senior Vice President of our advisor, Jeffrey Busch, Chief Executive Officer of our advisor and chairman of our board of directors, Donald McClure, Chief Financial Officer of our company and our advisor, Alfonzo Leon, Chief Investment Officer of our company and our advisor, Danica Holley, Chief Operating Officer of our company, Allen Webb, the Senior Vice President of Compliance and Technical Accounting and Conn Flanigan, the Secretary and General Counsel of our company and our advisor, to manage our operations. We cannot guarantee that all, or any particular one of these key personnel, will remain affiliated with us or our advisor. We do not separately maintain key person life insurance on any person. Failure of our advisor to retain key employees and retain highly skilled managerial, operational and marketing personnel could have a material adverse effect on our ability to achieve our investment objectives, lessen or eliminate the benefits of becoming self-managed and could result in us incurring excess costs and suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting.

The base management fees payable to our advisor will be payable regardless of the performance of our portfolio, which may reduce our advisor’s incentive to devote the time and effort to seeking profitable opportunities for our portfolio.

We pay our advisor base management fees, which may be substantial, based on our stockholders’ equity (as defined in the management agreement) regardless of the performance of our portfolio. The management fees take into account the net issuance proceeds of both common and preferred stock offerings. Our advisor’s entitlement to non-performance-based compensation might reduce its incentive to devote the time and effort of its professionals to seeking profitable opportunities for our portfolio, which could result in a lower performance of our portfolio and materially adversely affect our business, financial condition and results of operations.

The incentive fee payable to our advisor under the management agreement may cause our advisor to select investments in more risky assets to increase its incentive compensation.

Our advisor is entitled to receive incentive compensation based upon our achievement of targeted levels of AFFO (as defined in the management agreement). See “Our Advisor and the Management Agreement —  The Management Agreement — Management Fees, Incentive Fees and Reimbursement of Expenses.” In evaluating investments and other management strategies, the opportunity to earn incentive compensation based on AFFO may lead our advisor to place undue emphasis on the maximization of AFFO at the expense of other criteria, such as preservation of capital, in order to achieve higher incentive compensation. Investments with higher yield potential are generally riskier or more speculative. This could result in increased risk to the value of our investment portfolio.

There are conflicts of interest in our relationships with our advisor, which could result in outcomes that are not in the best interests of our stockholders.

We are subject to conflicts of interest arising out of our relationships with our advisor. Pursuant to the management agreement, our advisor is obligated to supply us with our management team. However, our advisor is not obligated to dedicate any specific personnel exclusively to us, nor are the advisor’s personnel obligated to dedicate any specific portion of their time to the management of our business. Additionally, our officers are employees of our advisor. As a result, our advisor, officers and directors may have conflicts between their duties to us and their duties to, and interests in our advisor.

In addition to our existing portfolio, we may acquire or sell healthcare facilities in which our advisor or its affiliates have or may have an interest. Similarly, our advisor or its affiliates may acquire or sell healthcare facilities in which we have or may have an interest. Although such acquisitions or dispositions may present conflicts of interest, we nonetheless may pursue and consummate such transactions. Additionally, we may engage in transactions directly with our advisor or its affiliates, including the purchase and sale of all or a portion of a portfolio asset.

In deciding whether to issue additional debt or equity securities, we will rely in part on recommendations made by our advisor. While such decisions are subject to the approval of our board of directors, our advisor earns management fees that are based on the total amount of our equity capital. Our advisor may have an incentive to recommend that we issue additional debt or equity securities. Future offerings of debt securities, which would rank senior to our common stock upon liquidation, and future offerings of equity securities which would dilute the common stock holdings of our existing stockholders and may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

The officers of our advisor and its affiliates will devote as much time to us as our advisor deems appropriate, however, these officers may have conflicts in allocating their time and services between us. During turbulent conditions in the real estate industries or other times when we will need focused support and assistance from our advisor, may require greater focus and attention, placing our advisor’s resources in high demand. In such situations, we may not receive the necessary support and assistance we require or would otherwise receive if we were internally managed.

The management agreement with our advisor was not negotiated on an arm’s-length basis, may not be as favorable to us as if it had been negotiated with an unaffiliated third party and may be costly and difficult to terminate.

The management agreement with our advisor was negotiated between related parties, and its terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

Termination of our management agreement without cause is subject to several conditions which may make such a termination difficult and costly. Termination of the management agreement with our advisor may require us to pay our advisor a substantial termination fee, which will increase the effective cost to us of terminating the management agreement, thereby making it more difficult for us to terminate our advisor without cause.

Our advisor’s failure to identify and acquire healthcare facilities that meet our investment criteria or perform its responsibilities under the management agreement could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Our ability to achieve our objectives depends on our advisor’s ability to identify and acquire healthcare facilities that meet our investment criteria. Accomplishing our objectives is largely a function of our advisor’s structuring of our investment process, our access to financing on acceptable terms and general market conditions. Our stockholders will not have input into our investment decisions. All of these factors increase the uncertainty, and thus the risk, of investing in our common stock. The senior management team of our advisor has substantial responsibilities under the management agreement. In order to implement certain strategies, our advisor may need to hire, train, supervise and manage new employees successfully. Any failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations, our ability to qualify and maintain our qualification as a REIT and our ability to make distributions to our stockholders.

Termination of the management agreement could be difficult and costly, including as a result of terminations fees, and may cause us to be unable to execute our business plan.

If we fail to renew the management agreement, or terminate the agreement, other than for a termination for cause, we will be obligated to pay our advisor a termination fee equal to three times the sum of the average base and incentive fees it has earned over the preceding two years. Such a payment would likely be a substantial one-time charge that could render unattractive, or not economically feasible, the termination of our advisor, even if it performed poorly.

If our advisor ceases to be our advisor pursuant to the management agreement, counterparties to our agreements may cease doing business with us.

If our advisor ceases to be our advisor, it could constitute an event of default or early termination event under the financing and hedging agreements we may enter into in the future, upon which our counterparties would have the right to terminate their agreements with us. If our advisor ceases to be our advisor for any reason, including upon the non-renewal of our management agreement, our business, financial condition and results of operations and our ability to make distributions to our stockholders may be materially adversely affected.

Risks Related to Our Qualification and Operation as a REIT

Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders.

We believe that our organization and current and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT commencing with our taxable year ending December 31, 2016. However, we cannot assure you that we will qualify and remain qualified as a REIT. In connection with this offering, we will receive an opinion from Vinson & Elkins L.L.P. that, commencing with our taxable year ending December 31, 2016, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws and our current and proposed method of operations will enable us to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our taxable year ending December 31, 2016 and subsequent taxable years. Investors should be aware that Vinson & Elkins L.L.P.’s opinion is based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, is not binding upon the Internal Revenue Service, or the IRS, or any court and speaks as of the date issued. In addition, Vinson &

Elkins L.L.P.’s opinion will be based on existing U.S. federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the U.S. federal tax laws. Vinson & Elkins L.L.P. will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our stockholders because:

•	we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;
•	we could be subject to the U.S. federal alternative minimum tax and possibly increased state and local taxes; and
•	unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our shares of common stock. See “Material U.S. Federal Income Tax Considerations” for a discussion of material U.S. federal income tax consequences relating to us and our shares of common stock.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flows.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. In addition, any taxable REIT subsidiary, or TRS, that we may form in the future will be subject to regular corporate U.S. federal, state and local taxes. Any of these taxes would decrease cash available for distributions to stockholders.

Failure to make required distributions would subject us to U.S. federal corporate income tax.

We intend to operate in a manner so as to qualify as a REIT for U.S. federal income tax purposes. In order to qualify as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under the Code.

Recharacterization of sale-leaseback transactions may cause us to lose our REIT status.

We have engaged, and expect to engage in the future, in transactions in which we purchase healthcare facilities and lease them back to the sellers of such healthcare facilities. Although we have structured, and intend to continue to structure, any such sale-leaseback transaction so that the lease will be characterized as a “true lease” for tax purposes, thereby allowing us to be treated as the owner of the healthcare facility for U.S. federal income tax purposes, we cannot assure you that the IRS will not challenge such characterization. If any sale-leaseback transaction is challenged as a partnership for U.S. federal income tax purposes, all of the payments that we receive from the tenant-operator may not be treated as qualifying income for the 75% or 95% gross income tests required for REIT qualification and we may fail to qualify as a REIT as a result. If any sale-leaseback transaction is challenged as a financing transaction or loan for U.S. federal income tax purposes, we would not be treated as the owner of the applicable healthcare facility and our deductions for depreciation and cost recovery relating to such healthcare facility would be disallowed. As a result, the amount of our REIT taxable income could be recalculated, which might cause us to fail to meet the distribution requirement required for REIT qualification. Although we may be able to cure such failure by making a distribution in a subsequent taxable year and paying an interest change, no assurance can be provided that we will be able to make the required distribution or pay the required interest charge.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our shares of common stock. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities, securities of TRSs and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of TRSs and qualified real estate assets) can consist of the securities of any one issuer, no more than 25% (20% for taxable years beginning after December 31, 2017) of the value of our total assets can be represented by the securities of one or more TRSs, and no more than 25% of our assets can be represented by debt of “publicly offered” REITs that is not secured by real property or interests in real property. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Certain taxes may limit our ability to dispose of our healthcare facilities.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transaction tax equal to 100% of net gain upon a disposition of real property. Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our healthcare facilities or may conduct such sales through any TRS that we may form, which would be subject to U.S. federal and state income taxation.

In addition, in the case of assets we owned as of January 1, 2016 (the start of our first REIT taxable year), we also will be subject to U.S. federal income tax at the highest regular corporate tax rate (currently 35%) on all or a portion of the gain recognized from a taxable disposition of any such asset occurring within the five-year period following January 1, 2016. The amount of the gain subject to tax would not exceed the difference between the fair market value of the asset sold as of January 1, 2016 and our adjusted tax basis in the asset on that date. Gain from a sale of such an asset occurring after the end of that five-year period will not be subject to this tax. We estimate that the aggregate amount of built-in gain in the assets we held at the start of our first REIT taxable year will not be significant. However, we are under no obligation to retain these assets to avoid this tax.

If we fail to distribute our non-REIT earnings and profits, we will fail to qualify as a REIT.

To qualify as a REIT, we must not have any non-REIT accumulated earnings and profits, as measured for U.S. federal income tax purposes, at the end of any REIT taxable year. We were treated as a C corporation prior to our first REIT year, which will be our taxable year ending December 31, 2016. Thus, we will be required to distribute any non-REIT accumulated earnings and profits attributable to our taxable years prior to our first REIT taxable year. We did not have any earnings and profits from those prior years, and we expect to make sufficient distributions in 2016 such that we will not have any undistributed non-REIT earnings and profits at the end of 2016. However, no complete assurance can be provided that we will be able to determine accurately our non-REIT earnings and profits or distribute those amounts before the end of our first REIT year. If it is subsequently determined that we had undistributed non-REIT earnings and profits as of the end of our first REIT taxable year, we could fail to qualify as a REIT.

We may pay taxable dividends in our common stock and cash, in which case stockholders may sell shares of our common stock to pay tax on such dividends, placing downward pressure on the market price of our common stock.

We may distribute taxable dividends that are payable in cash and common stock at the election of each stockholder. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in shares as taxable dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued, but we could request a similar ruling from the IRS. In addition, the IRS issued a revenue procedure creating a temporary safe harbor that authorized publicly traded REITs to make elective cash/share dividends, but that temporary safe harbor has expired. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends payable in cash and common stock.

If we made a taxable dividend payable in cash and common stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, stockholders may be required to pay income tax with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock. If we made a taxable dividend payable in cash and our common stock and a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock. We do not currently intend to pay taxable dividends using both our common stock and cash, although we may choose to do so in the future.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

Any ownership of a TRS we may form in the future will be subject to limitations and our transactions with a TRS will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm’s-length terms.

Overall, no more than 25% (20% for taxable years beginning after December 31, 2017) of the value of a REIT’s assets may consist of stock or securities of one or more TRS. In addition, the Code limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. We will monitor the value of our respective investments in any TRS that we may form for the purpose of ensuring compliance with TRS ownership limitations and will structure our transactions with any TRS on terms that we believe are arm’s length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% (20% for taxable years beginning after December 31, 2017) limitation or to avoid application of the 100% excise tax.

The formation of a TRS lessee would increase our overall tax liability.

We may, in the future, form one or more TRS lessees to lease “qualified health care properties” from us. Any TRS lessee we may form will be subject to U.S. federal and state income tax on its taxable income, which will consist of the revenues from the qualified healthcare facilities leased by the TRS lessee, net of the operating expenses for such healthcare facilities and rent payments to us. Accordingly, although our ownership of a TRS lessee would allow us to participate in the operating income from our healthcare facilities leased to the TRS lessee on an after tax basis in addition to receiving rent, that operating income would be fully subject to U.S. federal and state income tax. The after-tax net income of a TRS lessee would be available for distribution to us.

If leases of our healthcare facilities are not respected as true leases for U.S. federal income tax purposes, we would fail to qualify as a REIT and would be subject to higher taxes and have less cash available for distribution to our stockholders.

To qualify as a REIT, we must satisfy two gross income tests, under which specified percentages of our gross income must be derived from certain sources, such as “rents from real property.” Rents paid to our Operating Partnership by third-party lessees and any TRS lessee that we may form in the future pursuant to the leases of our healthcare facilities will constitute substantially all of our gross income. In order for such rent to qualify as “rents from real property” for purposes of the gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and not be treated as service contracts, joint ventures or some other type of arrangement. If our leases are not respected as true leases for U.S. federal income tax purposes, we would fail to qualify as a REIT.

If a TRS lessee failed to qualify as a TRS or the facility operators engaged by a TRS lessee did not qualify as “eligible independent contractors,” we would fail to qualify as a REIT and would be subject to higher taxes and have less cash available for distribution to our stockholders.

Rent paid by a lessee that is a “related party tenant” of ours will not be qualifying income for purposes of the two gross income tests applicable to REITs. We may, in the future, lease certain of our healthcare facilities that qualify as “qualified health care properties” to a TRS lessee. So long as that TRS lessee qualifies as a TRS, it will not be treated as a “related party tenant” with respect to our healthcare facilities that are managed by an independent facility operator that qualifies as an “eligible independent contractor.” We would seek to structure any future arrangements with a TRS lessee such that the TRS lessee would qualify to be treated as a TRS for U.S. federal income tax purposes, but there can be no assurance that the IRS would not challenge the status of a TRS for U.S. federal income tax purposes or that a court would not sustain such a challenge. If the IRS were successful in disqualifying a TRS lessee from treatment as a TRS, it is possible that we would fail to meet the asset tests applicable to REITs and a significant portion of our income would fail to qualify for the gross income tests. If we failed to meet either the asset or gross income tests, we would likely lose our REIT qualification for U.S. federal income tax purposes.

Additionally, if the facility operators engaged by a TRS lessee do not qualify as “eligible independent contractors,” we would fail to qualify as a REIT. Each of the facility operators that would enter into a management contract with any TRS lessee must qualify as an “eligible independent contractor” under the REIT rules in order for the rent paid to us by such a TRS lessee to be qualifying income for purposes of the REIT gross income tests. Among other requirements, in order to qualify as an eligible independent contractor a facility operator must not own, directly or indirectly, more than 35% of our outstanding shares and no person or group of persons can own more than 35% of our outstanding shares and the ownership interests of the facility operator, taking into account certain ownership attribution rules. The ownership attribution rules that apply for purposes of these 35% thresholds are complex. Although we would monitor ownership of our shares of common stock by any facility operators and their owners, there can be no assurance that these ownership levels will not be exceeded.

You may be restricted from acquiring or transferring certain amounts of our common stock.

The stock ownership restrictions of the Code for REITs and the 9.8% share ownership limit in our charter may inhibit market activity in our capital stock and restrict our business combination opportunities.

In order to qualify as a REIT for each taxable year after 2016, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding shares of capital stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our shares of capital stock under this requirement. Additionally, at least 100 persons must beneficially own our shares of capital stock during at least 335 days of a taxable year for each taxable year after 2016. To help insure that we meet these tests, our charter restricts the acquisition and ownership of shares of our capital stock.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, our charter prohibits any person from beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our shares of capital stock. Our board of directors may not grant an exemption from this restriction to any proposed transferee whose ownership in excess of 9.8% of the value of our outstanding shares would result in our failing to qualify as a REIT. This as well as other restrictions on transferability and ownership will not apply, however, if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to “qualified dividend income” payable to U.S. stockholders that are taxed at individual rates is 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates on qualified dividend income. The more favorable rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in the U.S. federal income tax laws, regulations or administrative interpretations.

If our Operating Partnership failed to qualify as a partnership for U.S. federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.

We believe that our Operating Partnership will be treated as a partnership for U.S. federal income tax purposes. As a partnership, our Operating Partnership will not be subject to U.S. federal income tax on its income. Instead, each of its partners, including us, will be allocated, and may be required to pay tax with respect to, its share of our Operating Partnership’s income. We cannot assure you, however, that the IRS will not challenge the status of our Operating Partnership or any other subsidiary partnership in which we own an interest as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our Operating Partnership or any such other subsidiary partnership as an entity taxable as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of our Operating Partnership or any subsidiary partnerships to qualify as a partnership could cause it to become subject to U.S. federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

Risks Related to This Offering

There has been no active trading market for our common stock prior to this offering and an active trading market for our common stock may not develop following this offering.

Currently, there is only a minimal public market for shares of our common stock and an active market may never develop. Although our common stock is currently quoted on the OTC, there is virtually no active trading market for the shares. We intend to apply to list our common stock on the NYSE upon completion of this offering. There can be no assurance that an active trading market will develop or be sustained or that our common stock will be resold at or above the public offering price. The public offering price of our common stock will be determined by agreement among us and the underwriters, but there can be no assurance that our common stock will not trade below the public offering price following the completion of this offering. See “Underwriting.” The market value of our common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our common stock following the completion of this offering, the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance and general stock and bond market conditions.

We may be unable to make distributions to our stockholders, which could result in a decrease in the market price of our common stock.

Except as necessary to satisfy the REIT distribution requirements for the year in which we make our REIT election, we do not have any specific plans to pay distributions to our stockholders prior to our anticipated REIT election. Once we elect and qualify to be treated as a REIT, we will pay dividends in an amount that is at least equal to the amount necessary for us to maintain our REIT qualification, but we cannot provide any assurance as to what our dividends will be.

All distributions will be made at the discretion of our board of directors and will be based upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, maintenance of our REIT qualification and other tax considerations, capital expenditure and other expense obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future and our inability to make distributions could result in a decrease in the market price of our common stock.

The market price and trading volume of our common stock may be volatile following this offering.

Even if an active trading market develops for our common stock, the per share trading price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur, and investors in our common stock may from time to time experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. If the per share trading price of our common stock declines significantly, you may be unable to resell your shares of common stock at or above the public offering price. We cannot assure you that the per share trading price of our common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly operating results or dividends;
•	changes in our funds from operations or earnings estimates;
•	publication of research reports about us or the real estate industry;
•	increases in market interest rates that lead purchasers of our shares of common stock to demand a higher yield;
•	changes in market valuations of similar companies;
•	adverse market reaction to any additional debt we incur in the future;
•	additions or departures of key management personnel at our advisor;
•	actions by institutional stockholders;
•	speculation in the press or investment community;
•	the realization of any of the other risk factors presented in this prospectus;

•	the extent of investor interest in our securities;
•	the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;
•	our underlying asset value;
•	investor confidence in the stock and bond markets generally;
•	changes in tax laws;
•	future equity issuances;
•	failure to meet earnings estimates;
•	failure to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes;
•	changes in our credit ratings; and
•	general market and economic conditions.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on us, including our financial condition, results of operations, cash flow and the per share trading price of our common stock.

We may use a portion of the net proceeds from this offering to make distributions to our stockholders, which would, among other things, reduce our cash available to develop or acquire healthcare facilities and may reduce the returns on your investment in our common stock.

Prior to the time we have fully invested the net proceeds of this offering, we may fund distributions to our stockholders out of the net proceeds of this offering, which would reduce the amount of cash we have available to acquire healthcare facilities and may reduce the returns on your investment in our common stock. The use of these net proceeds for distributions to stockholders could adversely affect our financial results. In addition, funding distributions from the net proceeds of this offering may constitute a return of capital to our stockholders, which would have the effect of reducing each stockholder’s tax basis in our common stock.

You will experience immediate and material dilution in connection with the purchase of our common stock in this offering.

As of March 31, 2016, our aggregate historical combined net tangible book value was approximately $     million, or $     per share of common stock. The pro forma net tangible book value per share of common stock, on a fully diluted basis, upon completion of this offering will be less than the initial public offering price. As a result, purchasers of shares of our common stock in this offering will experience immediate and substantial dilution of $     per share in the pro forma net tangible book value per share of our common stock, based on the midpoint of the price range set forth on the front cover of this prospectus. See “Dilution.”

Increases in market interest rates may have an adverse effect on the trading prices of our common stock as prospective purchasers of our common stock may expect a higher dividend yield and as an increased cost of borrowing may decrease our funds available for distribution.

One of the factors that will influence the trading prices of our common stock will be the dividend yield on the common stock (as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our common stock to expect a higher dividend yield (with a resulting decline in the trading prices of our common stock) and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock to decrease.

Our issuance of equity securities, including OP units, or the perception that such issuances might occur could materially adversely affect us, including the per share trading price of our common stock.

The exercise of the underwriters’ overallotment option, the redemption of OP units for common stock, the vesting of any restricted shares granted to certain directors, executive officers and other employees under our 2016 Equity Incentive Plan, the issuance of our common stock or OP units in connection with future healthcare facility, portfolio or business acquisitions and other issuances of our common stock could have an adverse effect on the per share trading price of our common stock, and the existence of units, options or our common stock issuable under our 2016 Equity Incentive Plan or upon redemption of OP units may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future issuances of our common stock may be dilutive to existing stockholders.

Future offerings of debt, which would be senior to our common stock upon liquidation, or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may materially adversely affect us, including the per share trading price of our common stock.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities (or causing our Operating Partnership to issue debt securities), including medium-term notes, senior or subordinated notes and classes or series of preferred stock. Upon liquidation, holders of our debt securities and preferred stock and lenders with respect to other borrowings will be entitled to receive our available assets prior to distribution to the holders of our common stock. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability pay dividends to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk that our future offerings could reduce the per share trading price of our common stock and dilute their interest in us.

If securities analysts do not publish research or reports about our industry or if they downgrade our common stock or the healthcare-related real estate sector, the price of our common stock could decline.

The trading market for our common stock will rely in part upon the research and reports that industry or financial analysts publish about us or our industry. We have no control over these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our shares of common stock or our industry, or the stock of any of our competitors, the price of our common stock could decline. If one or more of these analysts ceases coverage of our company, we could lose attention in the market which in turn could cause the price of our common stock to decline.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this prospectus that are forward-looking statements within the meaning of the federal securities laws. In particular, statements pertaining to our capital resources, healthcare facility performance and results of operations contain forward-looking statements. Likewise, our pro forma financial statements and all of our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	general economic conditions;
•	adverse economic or real estate developments, either nationally or in the markets in which our healthcare facilities are located;
•	our failure to generate sufficient cash flows to service our outstanding indebtedness;
•	fluctuations in interest rates and increased operating costs;
•	the availability, terms and deployment of debt and equity capital, including our anticipated credit facility;
•	our ability to make distributions on shares of our common stock;
•	general volatility of the market price of our common stock;
•	our lack of operating history;
•	changes in our business or strategy;
•	our dependence upon key personnel whose continued service is not guaranteed;
•	our ability to identify, hire and retain highly qualified personnel in the future;
•	the degree and nature of our competition;
•	changes in governmental regulations, tax rates and similar matters;
•	defaults on or non-renewal of leases by tenant-operators;
•	decreased rental rates or increased vacancy rates;
•	difficulties in identifying healthcare facilities to acquire and completing acquisitions;
•	competition for investment opportunities;
•	our failure to successfully develop, integrate and operate acquired healthcare facilities and operations;
•	the financial condition and liquidity of, or disputes with, joint venture and development partners with whom we may make co-investments in the future;
•	our ability to operate as a public company;
•	changes in accounting policies generally accepted in the United States of America, or GAAP;

•	lack of or insufficient amounts of insurance;
•	other factors affecting the real estate industry generally;
•	our failure to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes;
•	limitations imposed on our business and our ability to satisfy complex rules in order for us to qualify as a REIT for U.S. federal income tax purposes; and
•	changes in governmental regulations or interpretations thereof, such as real estate and zoning laws and increases in real property tax rates and taxation of REITs.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes after the date of this prospectus, except as required by applicable law. You should not place undue reliance on any forward-looking statements that are based on information currently available to us or the third parties making the forward-looking statements. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section below entitled “Risk Factors.”

USE OF PROCEEDS

After deducting the underwriting discount and commissions and estimated expenses of this offering payable by us, we expect to receive net proceeds from this offering of approximately $     million, or approximately $     million if the underwriters’ overallotment option is exercised in full, in each case assuming an initial public offering price of $     per share, which is the midpoint of the price range set forth on the front cover of this prospectus. The underwriters have agreed that up to      of the shares offered in this offering will be reserved for sale to investors identified by us with whom we have an existing relationship. No advisory fee will be payable to the underwriters with respect to any shares sold to such investors and the underwriting discounts and commissions applicable to any such shares will be $     per share. If all      of the shares reserved for sale to these investors are sold in this manner, then the total underwriting discounts and commissions in this offering will be $     and the net proceeds, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be $     .

We intend to contribute the net proceeds of this offering to our Operating Partnership in exchange for OP units in our Operating Partnership, and our Operating Partnership intends use the net proceeds received from us as described below:

•	approximately $14.67 million to repay the outstanding mortgage loan from Capital One encumbering our Omaha Facility, which bears interest at an annual rate of 4.9% and matures on June 5, 2017; and
•	$ million to repay a portion of our outstanding 8.0% convertible debentures held by ZH USA, LLC, each of which mature one year from the date of entrance beginning on August 1, 2016 (we have entered into these debentures from time to time beginning on July 1, 2014 to December 31, 2015 and the maturity dates for the convertible debentures entered into on July 1, 2014 and September 17, 2014 were extended to August 1, 2016);
•	approximately $9.2 million in aggregate to acquire the Wyomissing Facilities we have under contract for purchase; and
•	the remaining approximately $ for the acquisition of properties in our investment pipeline, properties under letter of intent and other potential acquisitions, capital improvements to our properties and general corporate and working capital purposes, including future acquisitions and development activities.

Pending application of net proceeds of this offering, we intend to invest the net proceeds in interest-bearing accounts, money market accounts and interest-bearing securities in a manner that is consistent with our intention to qualify for taxation as a REIT. Such investments may include, for example, government and government agency certificates, government bonds, certificates of deposit, interest-bearing bank deposits, money market accounts and mortgage loan participations.

See our pro forma financial statements elsewhere in this prospectus for additional information regarding the use of proceeds.

DISTRIBUTION POLICY

We intend to make quarterly cash distributions to our stockholders, consistent with our intention to qualify as a REIT for U.S. federal income tax purposes. To qualify as a REIT, we must distribute annually to our stockholders an amount at least equal to 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. We will be subject to income tax on our taxable income that is not distributed and to an excise tax to the extent that certain percentages of our taxable income are not distributed by specified dates. See “Material U.S. Federal Income Tax Considerations —  Distribution Requirements.” Income as computed for purposes of the foregoing tax rules will not necessarily correspond to our income as determined for financial reporting purposes.

The amount, timing and frequency of any distributions will be determined by our board of directors in its sole discretion. Our board of directors will consider such factors as it deems relevant when authorizing any distributions, which may include:

•	our actual and projected results of operations;
•	our liquidity, cash flows and financial condition;
•	the revenue from our properties and other investments;
•	our operating expenses;
•	economic conditions;
•	the timing of the investment of the net proceeds from this offering;
•	applicable law;
•	any debt service requirements;
•	our capital expenditures;
•	prohibitions and other limitations under our financing arrangements;
•	our REIT taxable income;
•	the annual distribution requirements under the REIT provisions of the Code; and
•	other factors that our Board of Directors may deem relevant.

Any distributions we make in the future will depend significantly upon our actual results of operations, which may differ materially from our current expectations. For more information regarding risks that could materially and adversely affect our actual results of operations, see “Risk Factors.” We cannot assure you that distributions will be made or sustained or that our Board of Directors will not change our distribution policy in the future.

To the extent that our cash available for distribution is less than the amount required to be distributed under the REIT provisions of the Code, we may consider various funding sources to cover any shortfall, including selling certain of our assets, borrowing funds or using a portion of the net proceeds we receive in this offering or future offerings (and thus all or a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes). We also may elect to pay all or a portion of any distribution in the form of a taxable distribution of our stock or debt securities.

We anticipate that any distributions generally will be taxable as ordinary income to our stockholders, although a portion of any distributions may be designated by us as qualified dividend income or capital gain, or may constitute a return of capital. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital, qualified dividend income or capital gain. For a more complete discussion of the tax treatment of distributions to holders of shares of our common stock, see “Material U.S. Federal Income Tax Considerations.”

Our charter allows us to issue preferred stock that could have a preference on distributions. We currently have no intention to issue any preferred stock, but, if we do, the distribution preference on the preferred stock could limit our ability to make distributions to the holders of our common stock.

CAPITALIZATION

The following table sets forth (i) our historical capitalization as of March 31, 2016, (ii) our unaudited pro forma capitalization to give effect to the shares of common stock we have issued, acquisitions we have completed, the debt we have incurred and the convertible debentures we have converted into common stock since March 31, 2016, and (iii) our unaudited pro forma capitalization as adjusted to give effect to this offering, the use of an aggregate of approximately $     million of the net proceeds of this offering to (a) redeem $     million of our outstanding convertible debentures, (b) repay approximately $14.67 million of outstanding mortgage debt encumbering our Omaha Facility, and (c) fund the $9.2 million purchase of the Wyomissing Facilities that we have under contract, as set forth in “Use of Proceeds,” and the conversion of our remaining outstanding convertible debentures into shares of our common stock and OP units upon completion of this offering. You should read this table in conjunction with “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited and audited historical consolidated financial statements and related notes and our unaudited pro forma consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2016
	Historical	Pro Forma Adjustments	Pro Forma As Adjusted(1)
	(In thousands, except share amounts)
Mortgages and other secured loans, net of unamortized discount of $1,303	$54,489
Non-controlling partnership interest	—
Stockholders’ deficit:
Common stock, $0.001 par value per share, 500,000,000 historical shares authorized, none issued or outstanding on a pro forma basis	1
Preferred stock, $0.001 par value per share, 10,000,000 historical shares authorized, none issued or outstanding	—
Additional paid-in capital	18,011
Accumulated deficit	(5,261)
Total deficit	12,751
Total capitalization	$67,240

(1)	Pro forma common stock outstanding, as adjusted, includes (a) shares of common stock to be issued in this offering, (b) shares of common stock underlying LTIP units to be granted to certain of our officers, directors and employees of our advisor upon the completion of this offering, and (iii) shares of common stock and OP units to be issued in connection with the conversion of our remaining outstanding convertible debentures upon completion of this offering, but excludes (i) up to shares of common stock issuable upon exercise of the underwriters’ overallotment option, and (ii) additional shares of common stock available for future issuance under our 2016 Equity Incentive Plan.

MARKET PRICE OF AND DIVIDENDS ON OUR COMMON STOCK

Our shares of common stock are currently traded on the OTC under the symbol “GMRE.” As of March 31, 2016, we had 1,426,656 shares of common stock outstanding and 36 registered stockholders of record for our common stock. On March 31, 2016, the closing price of our common stock, as reported on the OTC, was $0.125. The following table sets forth, for the periods indicated, the high and low intraday sale prices of our common stock, as reported on the OTC, and the dividends paid by us with respect to those periods.

Period	High	Low	Dividends Per Share
Quarter Ended March 31, 2016	$3.58	$0.125	$0.0825
Quarter Ended December 31, 2015	$3.58	$3.58	$0.0852
Quarter Ended September 30, 2015	$3.58	$3.58	$0.0852
Quarter Ended June 30, 2015	$3.58	$3.58	$0.0852
Quarter Ended March 31, 2015	$3.58	$3.58	$0.0852
Four Months Ended December 31, 2014*	$5.07	$0.01	$0.0852
Quarter Ended November 28, 2014	$5.07	$0.01	$0.0852
Quarter Ended May 30, 2014	$0.30	$0.21	$0.0852

Pursuant to a previously declared dividend authorized by our Board of Directors and in compliance with applicable provisions of the Maryland General Corporation Law, we paid a monthly dividend of $0.0852 per share, an aggregate of $21,300 per month, each month during the twelve month period from January 1, 2015 through December 31, 2015. Accordingly, during the twelve months ended December 31, 2015, we paid total dividends to holders of its common stock in the amount of $255,600. During the four months ended December 31, 2014, we paid total dividends to holders of our common stock in the amount of $85,200.

Fiscal Year

*	We changed our fiscal year from August 31 to the calendar twelve months ending December 31, effective beginning with the year ended December 31, 2014. As a result, this period was a four-month transition period that ended on December 31, 2014. This change in fiscal year was made in preparation for our anticipated election to be taxed as a REIT for U.S. federal income tax purposes.

DILUTION

Purchasers of shares of our common stock offered by this prospectus will experience an immediate and substantial dilution of the net tangible book value of shares of our common stock from the initial public offering price. At March 31, 2016, we had a combined net tangible book value of approximately $     million, or ($    ) per share of our fully diluted common stock held by current investors. After giving effect to the sale of the shares of common stock in this offering, including the expected use of the net proceeds of this offering as described under “Use of Proceeds,” and the deduction of underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value at March 31, 2016 attributable to common stockholders would have been $     million, or $     per share of our fully diluted common stock. This amount represents an immediate increase in net tangible book value of $     per share to the current investors and an immediate decrease in pro forma net tangible book value of $     per share from the assumed initial public offering price of $     per share of our common stock to new public investors. See “Risk Factors — Risks Related to this Offering — You will experience immediate and material dilution in connection with the purchase of shares of our common stock in this offering.” The following table illustrates this per share dilution:

Assumed public offering price per share(1)			$
Net tangible book value per share before this offering(2)	$	( )
Increase in pro forma net tangible book value per share after this offering(3)	$
Pro forma net tangible book value per share after this offering(4)			$
Dilution in pro forma net tangible book value per share to new investors(5)			$

(1)	Based on a price per share equal to the midpoint of the price range set forth on the front cover of this prospectus.
(2)	Net tangible book value per share of our common stock before this offering is determined by dividing the net tangible book value based on March 31, 2016 net book value of tangible assets (consisting of total assets less intangible assets, which are comprised of deferred financing and leasing costs, acquired above-market leases and acquired in-place lease value, net of liabilities to be assumed, excluding acquired below-market leases) by the number of fully diluted shares of common stock held by prior investors after this offering.
(3)	The increase in pro forma net tangible book value per share attributable to this offering is determined by subtracting (a) the net tangible book value per share before this offering (see note (1) above) from (b) the pro forma net tangible book value per share after this offering (see note (4) below).
(4)	Based on pro forma net tangible book value of approximately $ million divided by the shares of common stock, and OP units and LTIP units to be outstanding after this offering, not including (a) shares of common stock issuable upon the exercise of the underwriters’ overallotment option and (b) shares of common stock available for future issuance under our 2016 Equity Incentive Plan.
(5)	Dilution is determined by subtracting pro forma net tangible book value per share of shares of our common stock after giving effect to this offering from the initial public offering price paid by a new investor for a share of our common stock.

SELECTED HISTORICAL FINANCIAL DATA

The following table presents selected consolidated historical financial data for our Company.

You should read the following selected consolidated historical financial data together with the discussion under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated pro forma financial data and historical financial statements and related notes thereto included elsewhere in this prospectus. The historical financial data for us is not indicative of our future financial position or our results of operations.

Global Medical REIT Inc.

	Three Months Ended March 31, 2016(1)	Twelve Months Ended December 31, 2015	Four Months Ended December 31,		Twelve Months Ended August 31,
			2014	2013	2014	2013
Revenue
Rental revenue	$1,298,978	$2,049,196	596,585	—	379,678	—
Other income	15,081	12,471	71	—	727	—
Total revenue	1,314,059	2,061,667	596,656	—	380,405	—
Expenses
Management fees – related party	90,000	360,000	120,000	—	150,000	—
General & administrative	888,529	505,141	182,930	12,182	20,666	—
Acquisition fees – related party	754,000	627,000	48,400	—	434,200	—
Depreciation expense	398,830	659,671	200,499	—	129,081	—
Interest expense	1,129,263	1,519,102	454,697	—	298,664	—
Total expenses	3,260,622	3,670,914	1,006,526	12,182	1,032,611	—
Loss from continuing operations	(1,946,563)	(1,609,247)	(409,870)	(12,182)	(652,206)	—
Loss from discontinued operations	—	—	—	—	—	(45,338)
Net loss	$(1,946,563)	$(1,609,247)	(409,870)	(12,182)	(652,206)	(45,338)
Net loss per share – basic and diluted
Continuing operations	$(3.11)	$(6.44)	(1.64)	(0.61)	(13.49)	—
Discontinued operations	—	—	—	—	—	(2.32)
Net loss per share – basic and diluted	$(3.11)	$(6.44)	(1.64)	(0.61)	(13.49)	(2.32)
Weighted average shares outstanding – Basic and Diluted	624,978	250,000	250,000	20,000	48,356	19,572
Non-GAAP Measures
FFO	$(1,547,733)	$(949,576)	(209,371)	(12,182)	(523,125)	(45,338)
AFFO	(753,265)	(219,336)	(121,542)	(12,182)	(62,482)	(45,338)
Cash Flow Data
Cash provided by (used in) operating activities	$(1,115,647)	$(208,801)	129,184	(5,567)	(208,880)	(33,794)
Cash provided by (used in) investing activities	$(37,573,329)	$(32,338,990)	(2,549,550)	—	(21,882,005)	—
Cash provided by (used in) financing activities	$30,011,987	$41,643,255	2,483,688	5,514	22,112,850	25,000
Balance Sheet Data
Cash and cash equivalents	$507,281	$9,184,270	88,806	n/a	25,484	3,519
Third party debt, net of unamortized discount	$54,488,884	$23,485,173	16,468,309	n/a	14,724,000	—
Equity (deficit)	$12,750,677	$(138,608)	1,726,239	n/a	2,221,309	(15,905)

The following is a reconciliation of net income (which we believe is the most comparable GAAP measure) to FFO, NFFO and AFFO.

	Three Months Ended March 31, 2016(1)	Twelve Months Ended December 31, 2015	Four Months Ended December 31, 2014	Twelve Months Ended August 31, 2014
Net Loss	$(1,946,563)	$(1,609,247)	$(409,870)	$(652,206)
Depreciation expense	398,830	659,671	200,499	129,081
Funds from operations(2)	(1,547,733)	$(949,576)	$(209,371)	$(523,125)
Acquisition fees	754,000	627,000	48,400	434,200
Normalized funds from operations(2)	(793,733)	(322,576)	(160,971)	(88,925)
Straight line deferred rental revenue	(49,773)	(23,295)	—	—
Amortization of deferred financing costs	90,241	126,535	39,429	26,443
Adjusted funds from operations(2)	$(753,265)	$(219,336)	$(121,542)	$(62,482)

(1)	Unaudited.
(2)	Funds from operations, or FFO, Normalized funds from operations, or NFFO, and Adjusted funds from operations, or AFFO, are non-GAAP measures utilized to evaluate operating performance of real estate companies. We calculate FFO in accordance with the April 2002 National Policy Bulletin of NAREIT, or White Paper. The White Paper defines FFO as net income (computed in accordance with GAAP) before non-controlling interests of holders of OP units, excluding gains (or losses) on sales of depreciable operating property and extraordinary items (computed in accordance with GAAP), plus real estate related depreciation and amortization (excluding amortization of deferred financing costs), and after adjustments for unconsolidated partnerships and joint ventures. To calculate NFFO, we modify the NAREIT computation of FFO by adjusting it for certain non-recurring items, such as acquisition and disposition costs, loss on the extinguishment of debt and other normalizing and non-recurring items. To calculate AFFO, we modify the NAREIT computation of FFO by adjusting it for certain non-cash and non-recurring items, such as stock-based compensation, straight line readjustment, amortization of deferred financing costs, recurring capital expenditures, recurring leasing commissions, recurring tenant improvements and other non-cash and recurring items.

Our FFO, NFFO and AFFO computations may not be comparable to FFO, NFFO and AFFO reported by other REITs that do not compute FFO in accordance with the White Paper definition or that interpret the White Paper definition differently than we do or that compute NFFO and AFFO in a different manner. The GAAP measure that we believe to be most directly comparable to FFO, net income (loss), includes depreciation and amortization expenses, gains or losses on sales and non-controlling interests. In computing FFO, NFFO and AFFO, we eliminate these items because, in our view, they are not indicative of the results from the operations of our properties.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Global Medical REIT Inc. (the “Company”) was incorporated in the state of Nevada on March 18, 2011 under the name Scoop Media, Inc. (“Scoop Media”), which was acquired in 2013 by ZH International Holdings Ltd. (formerly known as Heng Fai Enterprises, Ltd.), a Hong Kong limited company. ZH International is the 85% owner of our advisor and the owner of our majority stockholder, ZH USA, LLC, as of the date of this prospectus. A public company traded on the Hong Kong exchange, ZH International is engaged in global real estate development, investment, management and sales and REIT management. The Company converted to a Maryland corporation, effective January 6, 2014, and its principal investment strategy is to develop and manage a portfolio of real estate assets in the healthcare industry, which includes surgery centers, specialty hospitals, and outpatient treatment centers.

In March 2016, we formed our Operating Partnership and are in the process of contributing our healthcare facilities to the Operating Partnership in exchange for common units of limited partnership interest in the Operating Partnership. As of March 31, 2016, we had contributed four of our healthcare facilities and the remaining facilities will be contributed upon receipt of the required lender consents. We own the sole general partner of our Operating Partnership.

In connection with this offering, we expect to enter into an agreement with ZH International, our sponsor and the owner of our majority stockholder, ZH USA, LLC, to repay $     of our outstanding convertible debentures out of the net proceeds of this offering and to convert the remaining $     million of our outstanding convertible debentures, plus accrued interest at a conversion price of $     per share or unit, into      shares of our common stock, representing     % of our outstanding shares of common stock upon completion of this offering, and      OP units, representing a     % limited partnership interest in the OP upon completion of this offering.

Trends Which May Influence Results of Operations

We believe the following trends in the healthcare real estate market positively affect the acquisition, ownership, development and management of healthcare real estate:

•	growing healthcare expenditures;
•	an aging population;
•	a continuing shift towards outpatient care;
•	implementation of the Affordable Care Act;
•	physician practice group and hospital consolidation;
•	healthcare industry employment growth;
•	expected monetization and modernization of healthcare real estate;
•	a highly fragmented healthcare real estate market; and
•	a limited new supply of healthcare real estate.

For a more detailed discussion of these trends, see “Summary — Healthcare Industry and Healthcare Real Estate Market Opportunity” and “Industry and Market Opportunity.”

Components of Our Revenues, Expenses and Cash Flows

Revenues

Rental Revenues

The Company’s operations currently consist of rental revenue earned from its tenant-operators under leasing arrangements which provide for minimum rent, escalations, and charges to the tenant-operator for the real estate taxes and operating expenses. The leases have been accounted for as operating leases. For operating leases with contingent rental escalators, revenue is recorded based on the contractual cash rental payments due during the period. Revenue from leases with fixed annual rental escalators are recognized on a straight-line basis over the initial lease period, subject to a collectability assessment. If the Company determines that collectability of rents is not reasonably assured, future revenue recognition is limited to amounts contractually owed and paid, and, when appropriate, an allowance for estimated losses is established.

Expenses

Management fees — related party

In accordance with the terms of the current management agreement, which the Company will amend upon completion of the offering, the Company will pay the advisor a base management fee equal to the greater of (a) 2.0% per annum of the Company’s net asset value (the value of the Company’s assets less the value of the Company’s liabilities), or (b) $30,000 per calendar month. Historically this fee has resulted in a monthly charge to the Company of $30,000.

General and administrative

General and administrative expense primarily includes professional fees and services (legal and accounting), general office expenses, ground rent related to the Omaha Facility, and travel and related expenses.

Acquisition fees — related party

Acquisition fees represent an expense incurred for a fee paid by us to the advisor for each acquisition in connection with the terms of the Management Agreement. Upon closing of the offering, we will not incur these fees.

Depreciation expense

Depreciation expense is computed using the straight-line method over the estimated useful lives of the buildings and improvements, which are generally between 5 and 40 years.

Interest expense

Interest expense is derived from interest incurred on the Company’s borrowings from third party institutional lenders as well as borrowings from its majority stockholder, including the convertible debenture, the funds of which were primarily used to fund acquisitions. Additionally, the amortization of deferred financing costs incurred to obtain third party financing is classified as interest expense.

Cash Flows

Cash flows from operating activities

Cash flows from operating activities primarily represent activities related to the Company conducting its normal business activities and generally reflect the impact of transactions that enter into the determination of the Company’s net income or loss.

Cash flows from investing activities

Cash flows from investing activities primarily represent activities related to the Company acquiring healthcare facilities, plants, and equipment and making and collecting loans from other entities.

Cash flows from financing activities

Cash flows from financing activities primarily represent activities related to the Company borrowing and subsequently repaying funds from other entities as well as providing stockholders with a return on investment primarily in the form of a dividend payment.

Results of Operations

Discussion of our Consolidated Results of Operations

Unaudited Three Months Ended March 31, 2016 compared to Unaudited Three Months Ended March 31, 2015

The major factor that resulted in variances in our results of operations for each revenue and expense category for the three months ended March 31, 2016 compared to the three months ended March 31, 2015 is due to the fact that as of March 31, 2016 our portfolio consisted of facilities from a total of seven acquisitions, whereas as of March 31, 2015 only two of the seven acquisitions had occurred.

As of March 31, 2016 the Company had the following properties in its portfolio from seven acquisitions:

•	Melbourne Facility (acquired March 31, 2016)
•	Michigan Facility (acquired March 31, 2016)
•	Plano Facility (acquired January 28, 2016)
•	Gastro One Facilities (acquired December 31, 2015)
•	West Mifflin Facility (acquired September 25, 2015)
•	Asheville Facility (acquired September 19, 2014)
•	Omaha Facility (acquired June 5, 2014)

As of March 31, 2015 the Company had the following properties in its portfolio from two acquisitions:

•	Asheville Facility (acquired September 19, 2014)
•	Omaha Facility (acquired June 5, 2014)

For the three months ended March 31, 2016 we incurred a consolidated net loss of $1,946,563, comprised of consolidated revenues of $1,314,059, less consolidated expenses of $3,260,622. For the three months ended March 31, 2015 we incurred a consolidated net loss of $188,547, comprised of consolidated revenues of $462,138, less consolidated expenses of $650,685.

Our revenues for these periods consisted of rent received from our healthcare facilities and our expenses consisted primarily of acquisition related expenses derived from those acquisitions as well as general and administrative expenses. Details regarding our revenues and expenses for the three months ended March 31, 2016 compared to the three months ended March 31, 2015, are as follows:

Details Regarding our Unaudited Revenues and Expenses for the Unaudited Periods Discussed Above

Revenues

Total revenue for the three months ended March 31, 2016 was $1,314,059, compared to $462,138 for the same period in 2015, an increase of $851,921. The increase is the result of rental revenue derived from the base rental receipts from the additional facilities that we acquired and were included as part of our portfolio during the current three month period.

Acquisition Fees — related party

Acquisition fees for the three months ended March 31, 2016 were $754,000, compared with no acquisition fees incurred for the same period in 2015, as no acquisitions occurred during the comparable prior three month period. The $754,000 of current three month period acquisition fees consisted of $350,000, $309,000 and $95,000 that were expensed in connection with the acquisitions of the Plano Facility, the Melbourne Facility, and the Michigan Facility, respectively. The acquisition fee is computed as 2% of the purchase price of the facility.

General and Administrative

General and administrative expenses for the three months ended March 31, 2016 were $888,529, compared with $64,307 for the same period in 2015, an increase of $824,222. The increase is primarily a result of a $500,000 development fee incurred in connection with the Plano Facility acquisition, increases in accounting and compliance costs primarily associated with audit requirements related to the acquired properties, and a general increase in this expense category as a result of the additional facilities that we acquired and were included as part of our portfolio during the current three month period.

Management Fees — related party

Management fees for the three months ended March 31, 2016 and the three months ended March 31, 2015 were $90,000. This management fee is based upon the terms of the Management Agreement we entered into with our advisor effective as of April 1, 2014. Upon completion of this offering, we will enter into an amended and restated management agreement with our advisor, which will set forth the calculation of management fees going forward.

Depreciation Expense

For the three months ended March 31, 2016 depreciation expense was $398,830, compared with $152,336 for the same period in 2015, an increase of $246,494. The increase is a result of depreciation expense incurred related to the additional facilities that we acquired and were included as part of our portfolio during the current three month period.

Interest Expense

For the three months ended March 31, 2016 interest expense was $1,129,263, compared with $344,042 for the same period in 2015, an increase of $785,221. The increase is primarily a result of interest expense incurred on the additional third party debt and borrowings from our majority stockholder that we procured during the current three month period related to the three facilities that we acquired. The increase also results from deferred financing cost amortization related to the additional deferred financing costs (recorded as debt discount) incurred on the debt we procured.

Cash Flow Information (Unaudited Periods)

Net cash used in operating activities for the three months ended March 31, 2016 was $1,115,647, compared with $139,427 for the same period in 2015. This increase was primarily derived from the payment of deferred costs related to the Company’s securities offering and an increase in tenant receivables during the period. This cash outflow was partially offset by noncash depreciation and deferred financing amortization expense and unpaid management fees.

Net cash used in investing activities for the three months ended March 31, 2016 was $37,573,329, which was primarily derived from the acquisitions of the Plano Facility, the Melbourne Facility, and the Michigan Facility. Cash flows used in investing activities are heavily dependent upon the investment in properties and real estate assets. We anticipate cash flows used in investing activities to increase as we acquire additional properties in the future. There were no cash flows from investing activities for the three months ended March 31, 2015.

Net cash provided by financing activities for the three months ended March 31, 2016 was $30,011,987, compared with $355,994 for the same period in 2015. Cash flows provided by financing activities for the current period were derived primarily from total loan proceeds of $32,097,400 received from the Cantor Loan, partially offset by the payment of deferred financing costs and third party loan principal repayments.

Audited Twelve Months Ended December 31, 2015 compared to Audited Four Months Ended December 31, 2014 compared to Audited Fiscal Twelve Months Ended August 31, 2014

We changed our fiscal year from August 31 to the calendar twelve months ending December 31, effective beginning with the prior year ended December 31, 2014. As a result our 2014 fiscal period was shortened from twelve months to an audited four-month transition period that ended on December 31, 2014. This change in fiscal year was in preparation for our anticipated election to be taxed as a REIT for U.S. federal income tax purposes. Accordingly, in order to present a full year of operating results for 2014 we are including information regarding the audited fiscal twelve months ended August 31, 2014 in the accompanying results of operations discussion.

Based on the facts in the preceding paragraph, we do not believe that a comparison between the audited calendar year ended December 31, 2015 results of operations, the results of operations for the audited four-month period from September 1, 2014 through December 31, 2014, and the results of operations for the audited fiscal twelve months ended August 31, 2014; including a variance explanation related to those amounts presented in our consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flow would be meaningful to users.

As of December 31, 2015 the Company had the following properties in its portfolio:

•	Gastro One Facilities (acquired December 31, 2015)
•	West Mifflin Facility (acquired September 25, 2015)
•	Asheville Facility (acquired September 19, 2014)
•	Omaha Facility (acquired June 5, 2014)

As of December 31, 2014 the Company had the following properties in its portfolio:

•	Asheville Facility (acquired September 19, 2014)
•	Omaha Facility (acquired June 5, 2014)

As of August 31, 2014 the Company had the following property in its portfolio:

•	Omaha Facility (acquired June 5, 2014)

For the twelve months ended December 31, 2015 we incurred a consolidated net loss of $1,609,247, comprised of consolidated revenues of $2,061,667, less consolidated expenses of $3,670,914. For the four months ended December 31, 2014 we incurred a consolidated net loss of $409,870, comprised of consolidated revenues of $596,656, less consolidated expenses of $1,006,526. For the fiscal twelve months ended August 31, 2014 we incurred a consolidated net loss of $652,206, comprised of consolidated revenues of $380,405, less consolidated expenses of $1,032,611.

Our revenues for these periods consisted of rent received from our healthcare facilities and our expenses consisted primarily of acquisition related expenses derived from those acquisitions as well as general and administrative expenses. Details regarding our revenues and expenses for the twelve months ended December 31, 2015, the four months ended December 31, 2015, and the fiscal twelve months ended August 31, 2014, respectively, are as follows:

Details Regarding our Revenues and Expenses for the Audited Periods Discussed Above

Revenues

Total revenues for the twelve months ended December 31, 2015 were $2,061,667, which primarily consisted of $2,049,196 in rental revenue derived from our facilities.

Total revenues for the four months ended December 31, 2014 were $596,656, which primarily consisted of $596,585 in rental revenue derived from the base rental receipts from our Omaha Facility and Asheville Facility that were acquired in June 2014 and September 2014, respectively.

Total revenues for the fiscal twelve months ended August 31, 2014 were $380,405, which primarily consisted of $379,678 in rental revenue derived from the base rental receipts from our Omaha Facility.

Acquisition Fees — related party

Acquisition fees for the twelve months ended December 31, 2015 of $627,000 were comprised of $400,000 and 227,000 that were expensed in connection with the acquisitions of the Gastro One Facilities and West Mifflin Facility, respectively.

Acquisition fees for the four months ended December 31, 2014 were $48,400 that was expensed in connection with the acquisition of the Asheville facility in September 2014.

Acquisition fees for the fiscal twelve months ended August 31, 2014 were $434,200 that was expensed in connection with the acquisition of the Omaha Facility in June 2014.

Following completion of this offering, we will not pay acquisition fees.

General and Administrative

General and administrative expenses for the twelve months ended December 31, 2015 were $505,141. This amount primarily included professional fees and services of $214,993, general office expenses of $81,894, ground rent related to the Omaha Facility of 79,892, and travel and related expenses of $74,523.

General and administrative expenses for the four months ended December 31, 2014 were $182,930. This amount included professional fees and services of $102,054, general office expenses of $67,707, and ground rent related to the Omaha Facility of 44,908.

General and administrative expenses for the fiscal twelve months ended August 31, 2014 were $20,666. This amount primarily was derived from general office expenses.

Management Fees — related party

Management fees for the twelve months ended December 31, 2015 were $360,000 incurred as provided for in the management agreement which became effective as of April 1, 2014.

Management fees for the four months ended December 31, 2014 were $120,000 incurred as provided for in the management agreement.

Management fees for the fiscal twelve months ended August 31, 2014 were $150,000 incurred as provided for in the management agreement.

Upon completion of this offering, we will enter into an amended and restated management agreement with our advisor, which will set forth the calculation of management fees going forward.

Depreciation Expense

Depreciation expense for the twelve months ended December 31, 2015 of $659,671 related to the West Mifflin Facility, the Asheville Facility and the Omaha Facility. No depreciation was incurred related to the Gastro One Facilities as the acquisition closed on December 31, 2015.

Depreciation expense for the four months ended December 31, 2014 of $200,499 related to the Omaha Facility and the Asheville Facility that were acquired in June 2014 and September 2014, respectively.

Depreciation expense for the fiscal twelve months ended August 31, 2014 of $129,081 related to the Omaha Facility.

Interest Expense

Interest expense for the twelve months ended December 31, 2015 of $1,519,102 results from interest incurred on our debt of $1,392,567 and the amortization of deferred financing costs in the amount of $126,535.

Interest expense for the four months ended December 30, 2014 of $454,697 results from interest incurred on our debt of $415,268 and the amortization of deferred financing costs in the amount of $39,429.

Interest expense for the fiscal twelve months ended August 31, 2014 of $298,664 results from interest incurred on our debt of $272,221 and the amortization of deferred financing costs in the amount of $26,443.

Cash Flow Information (Audited Periods)

Net cash used in operating activities for the twelve months ended December 31, 2015 was $208,801, which was primarily derived from the net loss during the fiscal year partially offset by depreciation and amortization expense, an increase in accrued expenses, and accrued management fees. Net cash provided by operating activities for the four months ended December 31, 2014 was $129,184. Net cash used in operating activities for the fiscal twelve months ended August 31, 2014 was $208,880.

Net cash used in investing activities for the twelve months ended December 31, 2015 was $32,338,990. Cash flows used in investing activities were derived primarily from funds used for the acquisition of our West Mifflin Facility and Gastro One Facilities. Cash flows used in investing activities are heavily dependent upon the investment in properties and real estate assets. We anticipate cash flows used in investing activities to increase as we acquire additional properties in the future. Net cash used on investing activities for the four months ended December 31, 2014 was $2,549,550. Net cash used in investing activities for the fiscal twelve months ended August 31, 2014 was $21,882,005.

Net cash provided by financing activities for the twelve months ended December 31, 2015 was $41,643,255. Cash flows provided by financing activities were derived primarily from the $34.6 million funded by our majority stockholder to fund acquisitions and a loan obtained from Capital One in the amount of $7.4 million to fund the West Mifflin Facility acquisition. We anticipate cash flows from financing activities to increase in the future as we raise additional funds from investors and incur debt to purchase properties. Net cash provided by financing activities for the four months ended December 31, 2014 was $2,483,688. Net cash provided by financing activities for the fiscal twelve months ended August 31, 2014 was $22,112,850.

Liquidity and Capital Resources

We believe that this offering will improve our financial position by reducing our leverage and increasing our stockholders’ equity and our available cash. Upon completion of this offering, we expect our ratio of debt to equity value to be approximately     %, and we expect to have approximately $     million of available cash (assuming no exercise of the underwriters’ over-allotment option). Our short-term liquidity requirements consist primarily of funds to pay for operating expenses and other expenditures directly associated with our properties, including:

•	property expenses,
•	interest expense and scheduled principal payments on outstanding indebtedness,
•	general and administrative expenses, and
•	acquisition expenses.

In addition, we will require funds for future distributions expected to be paid to our common stockholders and OP unit holders in our operating partnership following completion of this offering.

We expect to satisfy our short-term liquidity requirements through our existing cash and cash equivalents, cash flow from operating activities, the proceeds of this offering, and future borrowings under any other debt instruments we may enter into.

Our long-term liquidity needs consist primarily of funds necessary to pay for acquisitions, recurring and non-recurring capital expenditures, scheduled debt maturities and general and administrative expenses. We expect to satisfy our long-term liquidity needs through cash flow from operations, long-term secured and unsecured borrowings, sales of additional equity securities, and, in connection with acquisitions of additional properties, the issuance of OP units of our operating partnership, and proceeds from select property dispositions and joint venture transactions.

We intend to invest in additional properties as suitable opportunities arise and adequate sources of financing are available. We currently are evaluating additional potential acquisitions consistent with the normal course of our business. There can be no assurance as to whether or when any portion of these acquisitions will be completed. Our ability to complete acquisitions is subject to a number of risks and variables, including our ability to negotiate mutually agreeable terms with sellers and our ability to finance the acquisitions. We may not be successful in identifying and consummating suitable acquisitions, which may impede our growth and negatively affect our results of operations and may result in the use of a significant amount of management resources. We expect that future acquisitions of properties will depend on and will be financed, in whole or in part, by our existing cash, borrowings, including under any potential senior secured credit facility that we may enter into or the proceeds from additional issuances and sales of common stock, issuances and sales of preferred stock, issuances of OP units or the issuance and sale of other securities.

We currently do not expect to sell any of our properties to meet our liquidity needs, although we may do so in the future.

As of March 31, 2016, we have an aggregate of $25,030,134 of convertible debentures outstanding. We expect to repay a portion of these with proceeds of this offering.

As of March 31, 2016, we had an outstanding mortgage loan of $14.67 million from Capital One encumbering our Omaha Facility. We expect to repay the $14.67 million loan in full with the proceeds of this offering.

As of March 31, 2016, we are under contract to purchase the Wyomissing Facilities. We expect to acquire these properties in full with the proceeds of this offering.

We currently are in compliance with all debt covenants in our outstanding indebtedness.

Indebtedness Outstanding as of March 31, 2016

As of March 31, 2016, we had total pro forma consolidated indebtedness of approximately $     million. The weighted average interest rate on our total pro forma consolidated indebtedness would have been     % (based on the 30-day LIBOR rate as of March 31, 2016 of     %). On a pro forma basis as of March 31, 2016, we had approximately $     million, or approximately     %, of our outstanding long-term debt exposed to fluctuations in short-term interest rates.

Aggregate scheduled principal payments related to loans secured by properties in our current portfolio, excluding convertible debentures which will be repaid or converted into shares of our common stock upon closing of this offering, are as follows:

2016	$284,191
2017	16,032,523
2018	22,044
2019	136,007
2020	7,219,449
Beyond 2020	32,097,400
$55,791,614

Commitments — Pre Offering

The following table sets forth our principal obligations and commitments, including periodic interest payments related to the indebtedness outstanding as of March 31, 2016, without giving effect to the use of proceeds of this offering:

2016	$2,307,599
2017	18,438,836
2018	2,062,640
2019	2,177,202
2020	9,211,698
Beyond 2020	41,988,286
$76,186,261

Commitments — Post Offering

The following table sets forth our principal obligations and commitments, including periodic interest payments related to the pro forma indebtedness outstanding as of March 31, 2016, after the repayment of anticipated outstanding indebtedness on certain healthcare facilities using the proceeds of this offering and redemption and conversion of our remaining outstanding convertible debentures, plus accrued interest, into shares of our common stock and OP units upon completion of this offering:

2016
2017
2018
2019
2020
Beyond 2020

Critical Accounting Policies

Our combined financial statements are prepared in conformity with GAAP, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Set forth below is a summary of our accounting policies that we believe are critical to the preparation of our combined financial statements. This summary should be read in conjunction with a more complete discussion of our accounting policies included in Note 2 to the financial statements in this prospectus.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2016. As a REIT, we will generally not be subject to U.S. federal income taxes if we can satisfy certain qualification tests set forth in the U.S. federal income tax laws. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal and state income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate tax rates, and we may be ineligible to qualify as a REIT for subsequent tax years. Even if we qualify as a REIT, we may be subject to certain state or local income taxes, and if we create a TRS, the TRS will be subject to U.S. federal, state and local taxes on its income at regular corporate rates. We recognize the tax effects of uncertain tax positions only if the position is more likely than not to be sustained upon audit, based on the technical merits of the position. We have not identified any material uncertain tax positions and recognize interest and penalties in income tax expense, if applicable. We are currently not under examination by any income tax jurisdiction.

Purchase of Real Estate

Transactions in which real estate assets are purchased that are not subject to an existing significant lease or are attached or related to a major healthcare provider are treated as asset acquisitions, and as such are recorded at their purchase price, including acquisition fees, which is allocated to land and building based upon their relative fair values at the date of acquisition. Investment properties that are acquired either subject to a significant existing lease or as part of a portfolio level transaction with significant leasing activity are treated as a business combination under Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations,” which requires the purchase price of acquired healthcare facilities be allocated to the acquired tangible assets and liabilities, consisting of land, building, and any identified intangible assets. Acquisition fees are expensed as incurred. Fair value is determined based on expert third-party industry real estate appraisals, and on ASC Topic 820, “Fair Value Measurements and Disclosures,” primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating the purchase price of individually acquired healthcare facilities, the Company primarily uses expert appraisals, and also utilizes its own market knowledge and published market data. In this regard, the Company also utilizes information obtained from county tax assessment records to assist in the determination of the fair value of the land and building. The Company utilizes market comparable transactions such as price per square foot to assist in the determination of fair value for purposes of allocating the purchase price of healthcare facilities acquired as part of portfolio level transactions. The value of acquired leases, if applicable, is estimated based upon the costs we would have incurred to lease the healthcare facility under similar terms.

Impairment of Long Lived Assets

The Company evaluates its real estate assets for impairment periodically or whenever events or circumstances indicate that its carrying amount may not be recoverable. If an impairment indicator exists, the Company compares the expected future undiscounted cash flows against the carrying amount of an asset. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the asset, the Company records an impairment loss for the difference between the estimated fair value and the carrying amount of the asset. As of December 31, 2015 and 2014 no impairment was recorded as it was not deemed necessary.

Revenue Recognition

The Company’s operations currently consist of rental revenue earned from seven tenant-operators under leasing arrangements which provide for minimum rent, escalations, and charges to the tenant-operator for the real estate taxes and operating expenses. The leases have been accounted for as operating leases. For operating leases with contingent rental escalators, revenue is recorded based on the contractual cash rental payments due during the period. Revenue from leases with fixed annual rental escalators (such as the Melbourne Facility, the Michigan Facility, the Gastro One Facilities and the West Mifflin Facility) is recognized on a straight-line basis over the initial lease period, subject to a collectability assessment. If the Company determines that collectability of rents is not reasonably assured, future revenue recognition is limited to amounts contractually owed and paid, and, when appropriate, an allowance for estimated losses is established.

The Company consistently assesses the need for an allowance for doubtful accounts, including an allowance for operating lease straight-line rent receivables, for estimated losses resulting from tenant-operator defaults, or the inability of tenant-operators to make contractual rent and tenant-operator recovery payments. The Company also monitors the liquidity and creditworthiness of its tenant-operators on a continuous basis. This evaluation considers industry and economic conditions, healthcare facility performance, credit enhancements and other factors. For operating lease straight-line rent amounts, the Company’s assessment is based on amounts estimated to be recoverable over the term of the lease. Additionally, the Company requires in its lease agreements that each tenant-operator provide periodic financial statements, which may include annual audits and quarterly compilations and comply with certain financial covenants. The financial covenants vary for each lease. As of December 31, 2015 and 2014 no allowance was recorded as it was not deemed necessary.

Fair Value of Financial Instruments

Fair value is a market-based measurement and should be determined based on the assumptions that market participants would use in pricing an asset or liability. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

•	Level 1 — Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets;
•	Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and
•	Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company considers the carrying values of cash and cash equivalents, accounts and other receivables, accounts payable and accrued expenses to approximate their fair value due to the short period of time since origination or the short period of time between origination of the instruments and their expected realization. Due to the short-term nature of these instruments, Level 1 and Level 2 inputs are utilized to estimate the fair value of these financial instruments. The fair value of amounts due to or from related parties are deemed undeterminable due to their nature.

Obligations of Certain Tenant-Operators Guaranteed

The Omaha Facility’s obligations under the sublease with Select Specialty Hospital — Omaha, Inc. are fully guaranteed by its parent company, Select Medical Corporation (NYSE: SEM). Select Medical Corporation’s filings with the Securities and Exchange Commission, which include its audited historical financial statements and other important information, are publicly available.

REIT Qualification Requirements

We will be subject to a number of operational and organizational requirements necessary to qualify and maintain our qualification as a REIT. If we fail to qualify as a REIT or fail to remain qualified as a REIT in any taxable year, our income would be subject to U.S. federal income tax at regular corporate rates and potentially increased state and local taxes and could incur substantial tax liabilities which could have an adverse impact upon our results of operations, liquidity and distributions to our stockholders.

We intend to elect to be taxed as a REIT for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2016.

Real Estate Taxes

Pursuant to our lease agreements, our tenant-operators generally are responsible, directly or indirectly, for the payment of all real estate taxes assessed on our healthcare facilities.

Non-GAAP Financial Measures

Following the completion of this offering, we expect to disclose to investors and discuss funds from operations, or FFO, normalized funds from operations, or NFFO, and adjusted funds from operations, or AFFO, which each meet the definition of “non-GAAP financial measure” set forth in Item 10(e) of Regulation S-K promulgated by the SEC. As a result, we expect to be required to include in those disclosures and discussions a statement of why management believes that the presentation of such measures provides useful information to investors.

Funds from Operations (FFO)

FFO is a widely recognized measure of REIT performance. Although FFO is not computed in accordance with GAAP, we believe that information regarding FFO is helpful to stockholders and potential investors because it facilitates an understanding of the operating performance of our properties without giving effect to real estate depreciation and amortization, which assumes that the value of real estate assets diminishes ratably over time. Because real estate values historically have increased or decreased with market conditions, we believe that FFO provides a meaningful supplemental measure of our performance.

We calculate FFO in accordance with the April 2002 National Policy Bulletin of NAREIT, or White Paper. The White Paper defines FFO as net income (computed in accordance with GAAP) before non-controlling interests of holders of OP units, excluding gains (or losses) on sales of depreciable operating property and extraordinary items (computed in accordance with GAAP), plus real estate related depreciation and amortization (excluding amortization of deferred financing costs), and after adjustments for unconsolidated partnerships and joint ventures. Our FFO computation may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the White Paper definition or that interpret the White Paper definition differently than we do. The GAAP measure that we believe to be most directly comparable to FFO, net income (loss), includes depreciation and amortization expenses, gains or losses on sales and non-controlling interests. In computing FFO, we eliminate these items because, in our view, they are not indicative of the results from the operations of our properties.

To facilitate a clear understanding of our historical operating result, FFO should be examined in conjunction with net income (determined in accordance with GAAP) as presented in the financial statements included elsewhere in this prospectus. FFO does not represent cash generated from operating activities in accordance with GAAP, should not be considered to be an alternative to net income (loss) (determined in accordance with GAAP) as a measure of our liquidity and is not indicative of funds available for our cash needs, including our ability to make cash distributions to stockholders.

Normalized Funds from Operations (NFFO)

NFFO is a non-GAAP measure that we believe may be useful to management and investors to measure our operating performance as a public company (including the costs to finance our operating performance) by removing the effect of certain non-recurring items that do not reflect ongoing property operations. Due to the nature of how certain items may be recorded in our operating results going forward that we believe would not be reflective of our core operating performance, we expect that we may compute NFFO to provide investors with a different perspective on the same results. We expect that if we compute NFFO, we would do so by computing FFO and then adjusting it for certain non-recurring items, such as:

•	acquisition and disposition costs;
•	loss on the extinguishment of debt; and
•	other normalizing and non-recurring items.

Adjusted Funds from Operations (AFFO)

AFFO is a non-GAAP measure that we believe may be useful to management and investors to measure our operating performance as a public company (including the costs to finance our operating performance) by removing the effect of certain non-cash and other items that do not reflect ongoing property operations. Due to the nature of how certain items may be recorded in our operating results going forward that we believe would not be reflective of our core operating performance, we expect that we may compute AFFO to provide investors with a different perspective on the same results. We also expect to use our definition of AFFO in the calculation of our incentive fee. We expect that if we compute AFFO, we would do so by computing NFFO, as above, and then adjusting it for certain non-cash and recurring items, such as:

•	stock-based compensation;
•	straight line rent adjustment;
•	amortization of deferred financing costs;
•	recurring capital expenditures;
•	recurring leasing commissions;
•	recurring tenant improvements; and
•	other non-cash and recurring items.

Our calculation of AFFO differs from the methodology used for calculating AFFO by certain other REITs and, accordingly, our AFFO may not be comparable to AFFO reported by other REITs. Our management utilizes FFO, NFFO and AFFO as measures of our operating performance, and believes they are also useful to investors, because they facilitate an understanding of our operating performance after adjustment for certain non-cash items, such as depreciation and amortization expenses, acquisition expenses and pursuit costs that are required by GAAP to be expensed but may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO, NFFO and AFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO, NFFO and AFFO may provide us and our stockholders with an additional useful measure to compare our financial performance to certain other REITs. We also use AFFO for purposes of determining the quarterly incentive fee, if any, payable to our manager. See “Our Manager and Related Agreements — Management Agreement — Incentive Fee.”

Neither FFO, NFFO nor AFFO is equivalent to net income or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO, NFFO and AFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO, NFFO nor AFFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Inflation

Historically, inflation has had a minimal impact on the operating performance of our initial healthcare facilities. Many of our triple-net lease agreements contain provisions designed to mitigate the adverse impact of inflation. These provisions include clauses that enable us to receive payment of increased rent pursuant to escalation clauses which generally increase rental rates during the terms of the leases. These escalation clauses often provide for fixed rent increases or indexed escalations (based upon the consumer price index or other measures). However, some of these contractual rent increases may be less than the actual rate of inflation.

Most of our triple-net lease agreements require the tenant-operator to pay an allocable share of operating expenses, including common area maintenance costs, real estate taxes and insurance. This requirement reduces our exposure to increases in these costs and operating expenses resulting from inflation.

Seasonality

Our business has not been and we do not expect it to become subject to material seasonal fluctuations.

Quantitative and Qualitative Disclosures about Market Risk

Our future income, cash flows, and fair values relevant to financial instruments are dependent on prevailing market interest rates. Interest rates are highly sensitive to several factors, including governmental monetary policies, domestic and global economic and political conditions and other factors which are beyond our control. We may incur additional variable rate debt in the future. In addition, decreases in interest rates may lead to additional competition for the acquisition of healthcare facilities and other real estate due to a reduction in attractive alternative income-producing investments. Increased competition for the acquisition of healthcare facilities may lead to future acquisitions being more costly and result in lower yields on healthcare facilities we have targeted for acquisition. In such circumstances, if we are not able to offset the decrease in yields by obtaining lower interest costs on our borrowings, our results of operations will be adversely affected. Significant increases in interest rates may also have an adverse impact on our earnings if we are unable to acquire healthcare facilities with rental rates high enough to offset the increase in interest rates on our borrowings.

Market risk refers to the risk of loss from adverse changes in market prices and interest rates. We may in the future use derivative financial instruments to manage, or hedge, interest rate risks related to any borrowings we may have. We expect to enter into such contracts only with major financial institutions based on their credit rating and other factors. No assurance can be given that any future hedging activities by us will have the desired beneficial effect on our results of operations or financial condition.

OUR INDUSTRY AND MARKET OPPORTUNITY

The nature of healthcare delivery continues to evolve due to the impact of government programs, regulatory changes and consumer preferences. We believe these changes have increased the need for capital among healthcare providers and increased pressure on these providers to integrate more efficient real estate solutions in order enhance the delivery of quality healthcare. In particular, we believe the following factors and trends are creating an attractive environment in which to invest in healthcare facilities.

$3 Trillion Healthcare Industry Projected to Grow to $5.4 trillion (and 19.6% of U.S. GDP) by 2024

More medical procedures, both diagnostic and therapeutic are being performed in the U.S. every year due to a combination of trends including our aging population. More than two thirds of all procedures are applied to patients over 65 years of age, and two thirds of that amount is consumed by patients over 75 years. The rate of growth in this cohort is more than double the general population growth rate. Historically the majority of medical procedures were performed in centralized major hospitals and clinics. Increasingly, over the past several decades, more and more cases have been performed in outpatient surgery centers, imaging centers, and specialty clinics owned and operated by a myriad of medical operators (physician groups, national corporations with clinical niche centers, for profit hospitals in new locations, joint ventured hospitals with physician, corporate and hospital partnerships). Many newer hospitals have been constructed in newly populated geographies and many, as unrated credits, do not have direct access to traditional bond financing. Some are for profit status and as such do not have access to not for profit sources like tax exempt debt. Some can be funded off-balance sheet via REIT solutions.

The rate of facility growth is mirrored by the rate of healthcare industry employment, which has measurably outpaced overall national employment for several years. This trend is unlikely to change for many years and demonstrates the increasing role of medical treatment facilities in community economics and infrastructure across the entire country. In many locations, the principal medical provider is the dominant employer. We underwrite the sustainability of investment properties based on cash flows generated after employment compensation to all tenant-operator employees and before physician and owner distributions, which we require to be subordinated to payment of rent.

We have enjoyed rapid advancements in medical technology for diagnostic and therapeutic applications for several decades, spurred by generous government spending (Medicare and Medicaid have doubled overall healthcare spending and rates since 1968). Today, CMS pays for more than half of all medical procedures, followed by all other private payor insured and cash purchases combined. As new technology has birthed new procedures (CT, MRI, PET imaging and less invasive surgery and catheterizations, endoscopies are examples) thousands of new installations nationally have driven the development of thousands of new licensed medical facilities. We have also experienced constant re-purposing and conversion of obsolete facilities to modern applications and business models.

As the landscape of operator types and asset classes of licensed medical facilities has broadened, so too have regulations, payor rates and schedules that discriminate between the players and facility types. Medical operators have re-configured their businesses and real estate to accommodate these changes. They have also broadened their geographic footprint to enable competing with bordering operators, and to gain and hold market share. All of this has led to continuous evolution and development of new medical facilities with new technology, new utility and new locations. We refer to the combined trend phenomenon as “redistribution of care,” not to be confused with economic redistribution.

Our management team consists of seasoned healthcare industry leaders and members of our management team have participated in the long-term reshaping of medical delivery models, both at the operating level and at the corporate and financing level. Our investors benefit from unique advantages brought by our industry asset knowledge, relevance and sustainability of assets, economic justification of assets, and the strengths and weaknesses (competitive dynamics) of our tenant-operators’ businesses. Fundamental to our investment strategy is the prerequisite analysis and underwriting of our tenant-operators’ medical operations. We do not fund startup businesses, turn-arounds or restructurings. We do not finance real estate that is occupied by non-market leaders. We do not speculate in financing conversions without strong corporate guarantees. Most importantly, we only finance facilities where the licensed medical operator generates patient revenue.

Our thesis is that we seek to own the “factory” where the medical treatment is delivered, not the discretionary or non-critical real estate where peripheral tasks or office rents are supporting the asset alone.

As CMS and other regulatory pressures impact the medical operator universe, including Affordable Care Act mandates, limitations, prohibitions, etc., we see these pressures as portals to market entry and to new financing solutions. We view Certificate of Need (CON) rules as useful control features that limit the market inventory of facilities in our niche. Exclusivity of our investments enhances sustainability and durability over the course of long-term leases. We do enjoy CON protections in some of our locations. Similarly, regulations that impact ownership of hospitals often initiate a cascade of events resulting in a necessary divestiture or refinancing of assets that had not been contemplated by an operator. This creates an investment opportunity for us as a disinterested (we have no involvement with operations) party.

OUR BUSINESS AND HEALTHCARE FACILITIES

Overview

We are a Maryland corporation engaged in the business of acquiring licensed medical facility real estate assets. We focus on acquiring hospitals and other acute or post-acute medical treatment centers from leading clinical operators with dominant market share, and leasing each property to a single market leading operator under a long-term triple-net lease. We are externally managed and advised by Inter-American Management LLC, our advisor.

We target healthcare facilities that are fully leased, or under contract to be leased, under long-term triple-net leases on the date of purchase. We may acquire existing healthcare facilities under sale-leaseback or similar arrangements, or we may contract to purchase facilities under development that are being built to an operator’s specifications. Our tenant-operators are physician groups, community hospital operators, and corporate medical treatment chain operators that are leading clinical operators in the markets they serve.

Our current portfolio consists of 12 healthcare facilities, six of which are leased to the same tenant-operator, located in eight states with approximately 244,329 leasable square feet, which as of March 31, 2016 were 100% leased with a weighted average remaining lease term of 11 years. Our 12 healthcare facilities have a weighted average age of 10 years, which is the youngest in the listed healthcare REIT universe. 100% of our annualized base rent payments as of March 31, 2016 are from triple-net leases, pursuant to which our tenant-operators are responsible for all operating expenses relating to the healthcare facility, including but not limited to real estate taxes, utilities, property insurance, routine maintenance and repairs, and property management. This structure helps insulate us from increases in certain operating expenses and provides more predictable cash flow. Our triple-net leases typically include rent escalation provisions designed to provide us with annual growth in our rental revenues. As of March 31, 2016, leases representing 0%, 3.6% and 0% of leasable square feet in our current portfolio will expire in 2016, 2017 and 2018, respectively.

We seek only high acuity licensed medical treatment facilities, which we believe is an underserved niche in the public healthcare REIT universe. We view our business model as a financial services business for medical practitioners, as well as a single tenant-operator, triple-net lease critical mission real estate investor. Our tenant-operators are all market leaders in their respective clinical specialties. Our real estate holdings are all Class A purpose-built and licensed or accredited hospitals and clinics. We have no property management responsibilities or costs, no tax exposure and limited re-leasing or vacancy obligations or exposures.

We were conceived and designed as a “best in class” REIT with investment criteria and lease terms refined over decades of similar experience due to certain members of our management team’s prior experience as former executives of HCP, WRS (HCN), JLL and GE Healthcare Finance, all NYSE leaders in financing healthcare industry companies, major hospitals, physician organizations, and key clinical healthcare facilities.

Several aspects of our business and strategy are unique and in combination position our company differently than other healthcare real estate investors:

•	We acquire state-of-the-art, licensed medical facilities that through their technology and design enhance the quality of care provided and improve clinical outcomes for patients.
•	All of our tenant-operators are highly established market leaders with demonstrated excellence in their clinical and business practices. Going concern history and dominant market share are our key determinants of selected investments.
•	All of our healthcare facilities are single tenant, or master leased. All of our leases are the senior obligation of our tenant-operators. No debt or lease liabilities may be permitted that are senior to us.
•	We create value by negotiating new leases rather than acquiring leased fee returns via acquisition of already rented healthcare facilities;
•	Our triple-net rents are secured by subordination of both (a) practitioners’ income and (b) any profit distributions by tenant-operators.

•	We can and will finance new facilities for existing providers, but only with tenant-operator completion guarantees, rent equivalent returns during construction, and origination fee income for development services. All projects are triple-net leased and are fully insured, bonded, and corporate guaranteed. We do not finance startup tenant-operator businesses.
•	We invest nationally within the 50 United States and our investors are global. Many of our investors are seeking the security and comfort of owning a share of U.S. infrastructure. We may from time to time seek to raise equity capital on foreign exchanges.
•	Our underwriting parallels rigorous bank credit review and analysis. We have leveraged our initial acquisitions with major banks and have duplicated or exceeded their underwriting criteria and thresholds.

Our Objectives and Growth Strategy

We typically discover and originate our projects without the participation of brokers and without auction processes, thereby controlling the deal negotiations. Customized lease terms benefit operators and allow us to sustain cash on cash returns by incorporating key deal features requested by individual tenant-operators. Some examples include: (a) accordion features on property portfolio financings (tenant-operator can add or substitute healthcare facilities to the portfolio lease); (b) follow-on capitalization clauses that position us to expand healthcare facilities, add square footage, or build out extra space at a later date; and (c) property syndications with tenant-operators (tenant-operators as REIT stockholders subject to certain limitations in the U.S. federal income tax laws applicable to REITs) for tax and other purposes. We believe our customized lease structures allow us to achieve higher risk-adjusted returns.

We hope to grow our equity base and portfolio rapidly each year. Our access to international capital through relationships with our sponsor may allow us to continue to execute on our business plan and growth strategy more efficiently than our peers, which typically raise capital exclusively within the United States. Quality of both real estate and tenant-operators’ credit supersedes raw volume objectives in importance to our business.

The primary objective of our financing strategy is to maintain financial flexibility with a prudent capital structure using retained cash flows, long-term debt and the issuance of common and preferred stock to finance our growth. We seek to manage our balance sheet by maintaining prudent financial ratios and leverage levels. We intend to (i) achieve opportunistic and reasonable debt service with an initial targeted leverage ratio of approximately 60% of the fair market value of our healthcare facilities and a lower targeted leverage ratio as we grow our equity capital base, (ii) establish a secured revolving credit facility to finance acquisitions in concert with other debt instruments, (iii) create staggered debt maturities that are aligned to our expected average lease term, positioning us to re-price parts of our capital structure as our rental rates change with market conditions, (iv) efficiently access the equity capital markets using a shelf registration statement once we are eligible to use Form S-3, which we expect to occur in April 2017, and (v) access international capital to avoid market cycle shortages and enhance acquisition expediency. We are not subject to any limitations on the amount of leverage we may use, and accordingly, the amount of leverage we use may be significantly less or greater than we currently anticipate.

Our senior management team is highly networked in the medical operator universe, having worked with both hospital corporations and finance companies. On a combined basis, our team has over 100 years of combined experience and executive level network with major operators, constructors, developers, architects, investment bankers and physician groups across the country. Two of the largest NYSE healthcare REITs’ formative years’ growth were spearheaded by members of our company.

Our primary marketing strategy is to leverage our medical services and physician relationships, act on tenant referrals and maintain an ongoing presence at major medical industry events, professional associations, and similar venues. We believe in point of sale relationship development. Our exhibit is used at several well-known trade events each year including the Medical Group Management Association (MGMA) meeting, the American Medical Group (AMGA) annual meeting, the Physician Owned Hospitals (PHA) annual meeting, Becker’s ASC Review, Federation of American Health Systems, and others. Cultivating sale-leaseback and build-to-suit lease deals is more time consuming than acquiring already leased healthcare facilities, but it affords us the opportunity to add value and increase our returns. Our approach also enables long-term relationships that lead to follow-on business with tenant-operators.

Our Management Team

We are an “externally managed” REIT, and we have contracted with our advisor to manage our day-to-day affairs and the acquisition, financing and disposition of our assets, subject to our board’s supervision.

Our senior management team is led by David Young, Chief Executive Officer and one of our directors, who has over 25 years of experience in medical and hospital real estate, including leading business development for Healthcare Property Investors (NYSE: HCP) which he helped grow from assets under management of $300 million to over $3.5 billion. Jeffrey Busch, President and Chairman, has over 20 years of real estate and healthcare experience, including president of Safe Blood International Foundation, where he oversaw the establishment of medical facilities in 35 developing nations, funded by the U.S. CDC and USAID among others, and oversight of a HUD portfolio with a yearly budget of $3.2 billion used to develop housing and commercial real estate. Don McClure, Chief Financial Officer, has over 20 years of experience in accounting and extensive experience in operational business practices specific to REIT compliance, having held positions as Accounting Manager of Washington Real Estate Investment Trust (NYSE: WRE) and Chief Financial Officer of Quantum Real Estate Management. Alfonzo Leon, our Chief Investment Officer, has more than 15 years in real estate finance having completed over $3 billion of transactions. His experience as a principal behind pension funds and investment banker representing health care real estate for Cain Brothers and Company provides a technical investment fluency that underpins our aggressive strategic growth. Danica Holley, our Chief Operating Officer, has business development and management experience that spans more than 18 years with an emphasis on managing multinational teams for complex service delivery across disciplines. Conn Flanigan, our Secretary and General Counsel, has 20 years of experience specializing in corporate transactions, governance and compliance. Allen Webb, our Senior Vice President of Compliance and Technical Accounting, has more than 20 years of experience with SEC financial reporting and technical accounting including initial public offerings and secondary share offerings. His prior experience includes the SEC Division of Corporate Finance and as an Audit Manager at Arthur Andersen.

We believe that we will benefit from strong sponsorship from ZH International Holdings, Ltd. (“ZH International”) and its affiliate, Zensun Real Estate Co., Ltd (“Zensun”), both of which are under common control by Mr. Zhang Jingguo, a well-known Chinese real estate developer and investor. ZH International is the 85% owner of our advisor and the owner of our majority stockholder, ZH USA, LLC, as of the date of this prospectus. A public company traded on the Hong Kong exchange, ZH International is engaged in global real estate development, investment, management and sales and REIT management. Zensun has been involved in the development of more than 36 property development projects in Henan, Shandong and Hainan provinces in China with a total gross floor area of more than 150 million square feet. Zensun has been named one of the top 100 property development companies in China by China Index Academy, China’s most influential property research institute. Our relationship with ZH International and Zensun provides opportunities for international capital raising and their investment in our company strongly aligns our advisor’s interests with those of our stockholders.

Competitive Strengths

We believe our differentiated strategy and our management’s extensive healthcare experience distinguish us from many other real estate companies, both public and private. Specifically, our company’s competitive strengths include, among others:

•	Differentiated Focus on State-of-the-Art Healthcare Facilities to Serve Contemporary Healthcare Trends

We believe that the highest quality of patient care depends not only on the acumen of the medical provider but also on the technology and design of the healthcare real estate. Highly specialized medical technology embedded in facilities designed to improve treatment and patient morale is important to clinical outcomes. We focus on these types of state-of-the-art treatment facilities because we believe that patient satisfaction, tenant retention and clinical success are higher as compared to older, less specialized assets. Our current portfolio, composed of 12 healthcare facilities, located in eight states, embodies these themes. The weighted average age of our portfolio is 10 years, which is the youngest in the listed healthcare REIT universe. We believe this is important because our more modern, efficient and technologically updated healthcare facilities will be better positioned to serve our healthcare tenant-operators and their patients.

•	Market Dominant Tenant-Operators

The healthcare facilities in our current portfolio are each leased to a single, well-established market leader with demonstrated excellence in its clinical and business practices. These operators are characterized by cutting edge medical expertise, strong management, a going concern history in the market and stable or increasing market share within their clinical footprints. We target tenant-operators with indicators of sustainable practices going forward, including strong referral networks, mid-career average age of physicians, succession planning and in-network status with all major payors in the geographic market. Our existing tenant-operators’ average rent coverage ratio upon lease inception, EBITDARM/Rent, earnings before interest, taxes, depreciation, amortization, rent and management fees, divided by rent, of 7.3x is representative of the financial strength and cash flow of our tenant-operators. We focus on practice types that we believe will experience increased demand as the amount of insured increases and the population ages, such as cardiovascular treatment, cosmetic plastic surgery, eye surgery, gastroenterology, oncology treatment and orthopedics.

•	Strategic Sub-Markets for the Future of Healthcare

We are disciplined and selective about the investments we make and have a strong track record of identifying attractive markets in which to invest. We target middle market population centers, typically with a population between 200,000 and two million, with high demand for premium healthcare services. These markets are characterized by growth in healthcare spending, growth in healthcare employment and above-average per capita income. Within those markets, we focus on healthcare facilities that cater to the trend of decentralization in healthcare. For that reason, our current portfolio is comprised of smaller, specialized and efficient surgery centers and outpatient facilities that are conveniently located for doctors and patients. By focusing on markets and assets positioned to take advantage of current and future trends in healthcare, we believe our rental income will be sustainable and increasing.

•	Creative and Flexible Lease Structures

The leases in our current portfolio and lease structures we plan to use on our future acquisitions position us to take advantage of an increasing, long-term stream of rental income. We typically seek to negotiate and enter into new triple-net leases rather than acquiring leased fee returns via acquisition of already rented healthcare facilities. Our ability to customize lease terms gives us a competitive advantage in securing acquisitions by incorporating key deal features requested by individual tenant-operators. We believe that it is not as practical for larger institutions, from a resource and expertise perspective, to create these types of tailored lease solutions that we typically use. Some examples of lease provisions include (i) accordion features on healthcare facility portfolio financings; (ii) follow-on capitalization clauses that provide a capital blueprint to expand healthcare facilities and add square footage; and (iii) substitution clauses that allow tenant-operators to eliminate obsolete facilities and add new location facilities under a portfolio lease. We believe these flexible lease features may in some cases allow us to negotiate more attractive capitalization rates than we would otherwise be able to obtain. Using these types of leases in our current portfolio, we have secured a weighted average lease term of 11 years with contractual annual rent escalators that average 2.5% as of March 31, 2016.

•	Highly Experienced and Aligned Management Team

Our senior management team is led by David Young, Chief Executive Officer, who has over 25 years of experience in medical and hospital real estate, including leading business development for Healthcare Property Investors (NYSE: HCP) growing assets from $300 million to over

$3.5 billion. Jeffrey Busch, President and Chairman, has over 20 years of real estate and healthcare experience, including President of Safe Blood International Foundation, where he oversaw the establishment of medical facilities in 35 developing nations, funded by the U.S. CDC and USAID among others, and oversight of a HUD portfolio with a yearly budget of $3.2 billion. Our management team has the significant healthcare experience necessary to identify trends in the healthcare industry and apply those to the acquisition of purpose-built real estate that best serves the medical provider in delivering the highest quality care. Upon completion of this offering, our officers, directors and our primary sponsor, ZH International, will beneficially own in the aggregate approximately     % of our outstanding common stock on a fully diluted basis, assuming conversion of all OP units and LTIP units held by them upon completion of this offering into shares of our common stock on a one-for-one basis, aligning their interests with those of our stockholders.

Healthcare Facilities

The table below sets forth certain information regarding the healthcare facilities in our current portfolio as of March 31, 2016:

Facility	Metro Area	Facility Type	Year Built/ Renovated		% Owned	Leasable sq.ft.	Occupancy	Annualized Base Rent(2)	Annualized Base Rent per Leased sq.ft.	Tenant/ Guarantor
Omaha Facility	Omaha, NE	Acute-care hospital	2008		100%	41,113	100%	$1,599,480	$38.90	Select Specialty Hospital-Omaha, Inc./Select Medical Holdings Corporation
Gastro One Facilities (6 facilities)	Memphis, TN	Licensed patient treatment facilities	2001, 2003, 1984, 2011, 2009, 2006		100%	52,266	100%	$1,300,000	$24.87	Gastroenterology Center of the MidSouth, P.C.
Plano Facility	Dallas, Ft. Worth, TX	Acute-care hospital	2013		100%	24,000	100%	$1,278,000	$53.25	Star Medical Center, LLC/Lumin Health, LLC
Melbourne Facility	Melbourne, FL	Orthopedic rehabilitation facility	1994/ 2005		100%	75,899	100%	$1,104,675	$14.55	Marina Towers, LLC/First Choice Healthcare Solutions, Inc.
West Mifflin Facility	West Mifflin, PA	Ophthalmology surgery center	2007		100%	27,193	100%	$783,653	$28.82	Associates in Ophthalmology, Ltd. and Associates Surgery Centers, LLC
Michigan Facility	Westland, MI	Surgery center and medical office building	1974/ 2002/ 2009		100%	15,018	100%	$380,000	$25.30	Surgical Institute of Michigan, LLC/Surgical Management Professionals
Asheville Facility	Asheville, NC	Orthopedic surgery center	1981/ 2002		100%	8,840	100%	$217,457	$24.60	Orthopedic Surgery Center of Asheville LP/McKesson Corp
Total/Weighted Average			2006	(1)	100%	244,329	100%	$6,663,265	$27.27

(1)	Year built/renovated weighted average is based on the last year of renovation.
(2)	Calculated by multiplying (a) tenant-operator monthly rent payment for the month of April 2016 by (b) 12. Accordingly, this methodology produces an annualized figure but does not take future contractual rental rate increases into consideration.

Omaha Facility.  On June 5, 2014, we acquired a 52-bed, long-term, acute-care hospital located in Omaha, Nebraska and operated by Select Specialty Hospital — Omaha, Inc. (“SSH Omaha”) for $21.7 million (the “Omaha Facility”). SSH Omaha maintains a Certificate of Need as a long-term, acute-care hospital. This hospital has 24 hour in-house physician, nursing and respiratory therapy coverage. We entered into an Assignment of Sublease in which we lease the facility to SSH Omaha as the hospital tenant-operator. SSH Omaha’s obligations under the lease are guaranteed by its parent company, Select Medical Holdings Corporation (NYSE: SEM). The guarantor, Select Medical Holdings Corporation, is one of the largest specialty hospital and outpatient rehabilitation center operators in the United States. According to its annual report on Form 10-K for the year ended December 31, 2015, Select Medical Holdings Corporation reported net operating revenues of $3,742.7 million. Of this total, 63% of net operating revenues was derived from its specialty hospital segment and approximately 22% from its outpatient rehabilitation segment, operating 127 facilities throughout 27 states, of which 109 are Long Term Acute Care Hospitals, including the Omaha Facility. Additional information about Select Medical Holdings Corporation, including its audited historical financial statements, can be obtained from its Annual Report on Form 10-K and other reports and filings available on its website at http://www.selectmedical.com/or on the SEC website at www.sec.gov.

This hospital is subject to a ground lease with a Nebraska non-profit organization, Alegent Health, Bergan Mercy Health System, an affiliate of Catholic Health Initiatives (“Catholic Health”). Constructed in 2008, the hospital is strategically located on, and directly connected to, the Bergan Mercy Medical Center, a 400 bed general hospital that is operated by Catholic Health and Alegent Creighton Health, and is affiliated with Creighton University Medical Center. Catholic Health is among the largest health systems in the country and maintains an investment grade credit rating.

Asheville Facility.  On September 17, 2014 we acquired our second asset, an orthopedic surgery center located in Asheville, North Carolina, for $2.42 million. The facility is a 8,840 square foot building operated by Orthopedic Surgery Center of Asheville with annual rent increases tied to the consumer price index and over six years remaining on the lease, which automatically renewed in October 2015. The lease is guaranteed by the parent company of the tenant, McKesson Corp. (f/k/a Symbion, Inc.), a leading operator of short-term surgical facilities. McKesson provides services to 57 facilities in 24 states. The facility has three operating rooms and specializes in providing orthopedic, podiatric, hand and spine surgical services. McKesson has more than 3,000 employees and 1,100 physician partners. In fiscal 2013, McKesson had revenue of $535.6 million and an EBITDA of $78 million. Asheville is the headquarters of the Mission Health System, which has over 1,000 physicians and 1,032 beds. The Mission Hospital, the flagship facility, contains 795 beds and is located within walking distance of the orthopedic surgery center. According to US News, Mission Hospital is ranked in the top five hospitals in North Carolina.

West Mifflin Facility.  On September 25, 2015 we acquired our third asset, an ophthalmology surgery center (with three operating rooms) and medical office building located in West Mifflin, Pennsylvania, for $11.35 million (the “West Mifflin Facility”). The facility is a 27,193 square foot building operated by Associates in Ophthalmology (AIO) occupying 63% of building and Associates Surgery Center (ASC) occupying 37% of building. The Class A building was completed in 2006 and is located nine miles south of downtown Pittsburgh. AIO and ASC lease the building on a new fifteen year triple-net lease with annual rent increases of 2.0% starting in the 37th month of the lease, with two five year renewal options. The lease is guaranteed by the AIO, a leading provider of surgical eye operations, with seven locations and 11 physicians in the Pittsburgh metropolitan area. The market-leading practice is well established, having served Western Pennsylvania for over 100 years, providing ophthalmological surgical service with state-of-the-art equipment. West Mifflin is a major civic and industrial center of Allegheny County, with a significant presence of specialized, highly-technical manufacturing. West Mifflin is home to the fourth largest shopping mall in the region, Century III, which has big box retail including Home Depot, Best Buy and Walmart. AIO West Mifflin is located adjacent to Century III and benefits from its anchor retail traffic.

Gastro One Facilities.  On December 31, 2015, we acquired a six building, 52,266 square-foot medical clinic portfolio for a purchase price of $20.0 million. This clinic portfolio includes six facilities, five of which are located in Tennessee and one of which is located in Mississippi. We originated a new lease to the Gastroenterology Center of the MidSouth, P.C. via an absolute triple-net lease agreement that expires in 2027. The tenant-operator has two successive options to renew the lease for five year periods at then prevailing market rental rates on September 30, 2015, on the same terms as the initial lease. The tenant is an independent practice of thirty-four (34) doctors, not owned or tied to any hospital system, though its doctors have privileges at most local hospitals, including the dominant health systems in Memphis. The independence of its practice allows for the highest level of flexibility for patients in terms of facilities, insurance and choice in convenient off-campus locations near affluent communities. Gastro One has an average rent coverage ratio upon lease inception, EBITDARM/Rent, earnings before interest, taxes, depreciation, amortization, rent and management fees, divided by rent, of 10.5x.

Plano Facility.  On September 30, 2015, we entered into a Purchase Agreement with Star Medreal, LLC, a Texas limited liability company to acquire an approximately 24,000 square foot, eight bed acute hospital facility located in Plano, Texas, along with all real property and improvements (the “Plano Facility”) thereto for approximately $17.5 million. We completed such acquisition in January 2016. Under the terms of the agreement, the Company is obligated to pay a development fee of $500,000 to Lumin, LLC. This healthcare facility will be leased back via an absolute triple-net lease agreement that expires in 2036. The tenant-operator will be Star Medical Center, LLC and Lumin Health, LLC will serve as guarantor. Lumin Health, LLC is an affiliate and management company for Star Medical Center, LLC. The tenant-operator has two successive options to renew the lease for ten year periods at then prevailing market rental rates on the same terms as the initial lease. The terms of the lease also provide for a tenant-operator allowance up to $2.75 million for a 6,400 square foot expansion to be paid by the Company.

The Plano Facility is managed by a joint venture between physicians and Lumin Health, which has nine locations throughout the Dallas/Fort Worth area. The Plano Facility consists of four operating rooms, one procedure room and 14 Pre-Op/PACU beds. There are eight private 24-hour patient rooms along with support and dietary spaces. The remainder of the Plano Facility houses administrative staff, general exam rooms, and imaging. The medical services provided include foot and ankle surgery, gastroenterology, general surgery, gynecology, spine surgery, orthopedic surgery, otolaryngology, pain management, and urology.

Melbourne Facility.  On March 31, 2016, we acquired a 78,000 square-foot orthopedic rehabilitation center located in Melbourne, Florida (the “Melbourne Facility”). The building was constructed in 1994, renovated in 2004, and offers patients riverfront water views in a Class A facility. Under the purchase agreement, we acquired the site and building, an easement on the adjacent property to the north for surface parking, and above and below ground parking garages for an aggregate purchase price of $15.45 million. We will lease the facility back to Marina Towers, LLC under a new triple-net master lease agreement that expires in 2026, subject to two successive five-year renewal options for the tenant at then-prevailing market rental rates on the same terms as the initial lease. First Choice Healthcare Solutions, Inc. will be the guarantor. The purchase agreement contains customary covenants, representations and warranties. Our due diligence period has expired and our $20,000 earnest money deposit is non-refundable except in certain circumstances.

Michigan Facility.  On March 31, 2016, we acquired a two-story ambulatory surgery center and medical office building located in Westland, Michigan (the “Michigan Facility”). The property contains 15,018 leasable square feet and is located on a 1.3 acre site. Under the purchase agreement, we acquired the site and building, including parking for an aggregate purchase price of $4.75 million. We will lease the facility back to the Surgical Institute of Michigan, LLC under a new triple-net master lease agreement that expires in 2026, subject to two successive ten-year renewal options for the tenant at then-prevailing market rental rates on the same terms as the initial lease. Surgical Management Professionals will be the guarantor. The purchase agreement contains customary covenants, representations and warranties.

Properties Under Contract

Reading, Pennsylvania

On April 19, 2016, we entered into a purchase and sale contract to acquire a 6,500 square-foot eye surgery center and 17,000 square-foot medical office building located in Wyomissing, Pennsylvania, in the Reading, Pennsylvania metro area. Under the contract, we have the right to acquire both properties (including land, buildings, and above-ground parking) for an aggregate purchase price of $9,200,600. The surgery center, built in 2001, will be leased to Ridgewood Surgery Associates LLC and the medical office building, built in 1992 and renovated in 2008, will be leased back to Berks Eye Physicians & Surgeons, Ltd. each under a triple-net master lease agreement that will expire in 2026, subject to two successive five-year renewal options for the tenant at then-prevailing market rental rates but otherwise on the same terms as the initial lease. We have the right to purchase this facility by July 20, 2016. Our $50,000 earnest money deposit is non-refundable except in certain circumstances. The closing of this acquisition is subject to the completion of our due diligence to our satisfaction, prior to the expiration of the due diligence period under the purchase and sale contract on May 30, 2016.

Properties Under Letter of Intent

Shelton, Connecticut

On March 27, 2016, we entered into a non-binding letter of intent to acquire a 40,000 square-foot medical clinic and licensed ambulatory surgery center located in Shelton, Connecticut with three operating rooms, an imaging center and procedural suites. Built in 2013, the property includes 13.62 acres, all necessary titled parking, and is licensed by the state of Connecticut. Under the letter of intent, we would acquire the property for a purchase price of $12,000,000. The medical clinic and surgery center would be leased back to Griffin Health Services Corporation under a triple-net master lease agreement that would expire in 2031, subject to two successive ten-year renewal options for the tenant at then-prevailing market rental rates but otherwise on the same terms as the initial lease. The terms of the purchase contract are being negotiated and we have only completed preliminary due diligence on the facility and the operator. There is no assurance that we will enter into a definitive purchase contract for this facility or that we will close this acquisition.

Our Investment Pipeline

We currently have    facilities in our investment pipeline, with approximately $     million in aggregate value and over       square feet of leasable space. We identified these acquisition opportunities through our management team’s industry contacts and our strategic marketing.

Consistent with our investment strategy, all of the properties in our investment pipeline are purpose-built, licensed facilities that would be leased under triple net leases to regionally dominant medical providers. We do not have any existing commercial relationship with the owners or operators of the facilities in our investment pipeline. We are in varying stages of negotiation and have completed only preliminary due diligence with respect to the properties in our investment pipeline. We cannot provide any assurance that we will be successful in completing the acquisition of any of these properties.

We include a property in our investment pipeline if the property satisfies the following criteria: (i) the owner has advised us that the property is available for sale, (ii) we have had active discussions with the owner regarding a potential purchase of the property and such discussions have not been terminated by either party, (iii) we have performed preliminary due diligence on the property and on the tenant-operator in order to ascertain whether the property and tenant-operator appear to satisfy our investment criteria, and (iv) we have either delivered a written proposal to the owner or are considering the preparation of a written proposal for delivery to the owner regarding a potential purchase of the property.

Scheduled Lease Expirations

The following table shows information for lease expirations as of March 31, 2015 for the healthcare facilities in our current portfolio for the periods indicated.

Tenant	Location	Initial Lease Expiration	Renewal Terms
Select Speciality	Omaha, NE	06/23/2023	Tenant-operator options for 12 five-year periods
Orthopedic Surgery Center of Asheville LP	Asheville, NC	03/07/2017	Tenant-operator option for one five-year period
Associates in Ophthalmology, Ltd.	West Mifflin, PA	09/24/2030	Tenant-operator options for two five-year-periods
Gastroenterology Center of the MidSouth, P.C.	Memphis, TN	12/31/2027	Tenant-operator has two successive options to renew the lease for five year periods.
Star Medical Center, LLC	Plano, Texas	01/28/2036	Tenant-operator has two 10 year renewal options
Marina Towers, LLC	Melbourne, FL	03/31/2026	Tenant-operator has two successive five-year renewal options
Surgical Institute of Michigan, LLC	Westland, MI	03/31/2026	Tenant-operator has two successive ten-year renewal options

The following table shows information for leases set to expire before May 20, 2026 for the healthcare facilities in our current portfolio.

Tenant	Net Leasable Square Feet	Annualized Base Rent	Percentage of Gross Annual Rent
Select Specialty	41,113	$1,599,480	24.0%
Orthopedic Surgery Center of Asheville LP	8,840	217,457	3.3%
Marina Towers, LLC	75,899	1,104,675	16.6%
Surgical Institute of Michigan, LLC	15,018	380,000	5.7%
Total	140,870	$3,301,612	49.6%

Tenant-operators

As of March 31, 2016, our healthcare facilities were 100% leased to seven tenant-operators.

Select Speciality.  Select Speciality’s obligations under the triple-net lease are guaranteed by its parent company, Select Medical Holdings Corporation (NYSE: SEM). Select Medical Holdings Corporation is one of the largest specialty hospital and outpatient rehabilitation center operators in the United States. According to its Annual Report for the year ended December 31, 2015, Select Medical Holdings Corporation reported net operating revenues of $3,742.7 million. Of this total, 63% of net operating revenues was derived from its specialty hospital segment and approximately 22% from its outpatient rehabilitation segment, operating 127 facilities throughout 27 states, of which 109 are Long Term Acute Care Hospitals including the Omaha Facility. Information about Select Medical Holdings Corporation, including its audited historical financial statements, can be obtained from its Annual Report on Form 10-K and other reports and filings available on its website at http://www.selectmedical.com/or on the SEC website at www.sec.gov. Select Speciality has an average rent coverage ratio upon lease inception, EBITDARM/Rent, earnings before interest, taxes, depreciation, amortization, rent and management fees, divided by rent, of 1.8x.

Orthopedic Surgery Center of Asheville LP.  McKesson provides services to 57 facilities in 24 states. The facility has three operating rooms and specializes in providing orthopedic, podiatric, hand and spine surgical services. McKesson has more than 3,000 employees and 1,100 physician partners. In fiscal year 2013, McKesson had revenue of $535.6 million and an EBITDA of $78 million. Asheville is the headquarters of the Mission Health System, which has over 1,000 physicians and 1,032 beds. Orthopedic Surgery Center of Asheville LP has an average rent coverage ratio upon lease inception, EBITDARM/Rent, earnings before interest, taxes, depreciation, amortization, rent and management fees, divided by rent, of 16.4x.

Associates in Ophthalmology, P.C.  The triple-net lease is guaranteed by the AIO, a leading provider of surgical eye operations, with seven locations and 11 physicians in the Pittsburgh metropolitan area. The market-leading practice is well established, having served Western Pennsylvania for over 100 years, providing ophthalmological surgical service with state-of-the-art equipment. Associates in Ophthalmology, P.C. has an average rent coverage ratio upon lease inception, EBITDARM/Rent, earnings before interest, taxes, depreciation, amortization, rent and management fees, divided by rent, of 6.0x.

Gastroenterology Center of the Midsouth P.C.  The Gastroenterology Center of the Midsouth Pc, (d.b.a. “Gastro One”) is the medical operator of all of the clinical, office, surgery, and outpatient space used by Gastro One. Gastro One and Memphis Gastroenterology (hereinafter referred to as “Gastro One”), merged in July 2014 forming the single largest gastroenterology practice in the Memphis metropolitan area and one of the largest physician groups in the country. Gastro One consists of thirty-four (34) doctors covering the spectrum of gastroenterology. Gastro One is an independent practice not owned or tied to any hospital system, though its doctors have privileges at most local hospitals, including the dominant health systems in Memphis. The independence of its practice allows for the highest level of flexibility for patients in terms of facilities, insurance and choice in convenient off-campus locations near affluent communities. Gastro One has an average rent coverage ratio upon lease inception, EBITDARM/Rent, earnings before interest, taxes, depreciation, amortization, rent and management fees, divided by rent, of 10.5x.

STAR Medical Center.  STAR Medical Center is managed by a joint venture between physician partners and Lumin Health. Lumin Health has been recognized as a top care provider and has won the Patients’ Choice Award multiple years in a row. The STAR Medical clinic is the newest facility by Lumin Health and has state of the art technology in order to provide top quality care. Lumin Health has nine locations throughout the Dallas/Fort Worth area. The medical facility specializes in orthopedic surgery, gynecology, spine surgery, general surgery, gastroenterology and urology. Star Medical has an average rent coverage ratio upon lease inception, EBITDARM/Rent, earnings before interest, taxes, depreciation, amortization, rent and management fees, divided by rent, of 10.4x.

Marina Towers, LLC.  The Melbourne Facility is operated by subsidiaries of First Choice Healthcare Solutions, Inc. (“FCHS”). FCHS recently acquired two healthcare practices: the Crain Creek Surgery Center, an AAAHC accredited facility dedicated to delivering excellent, ambulatory surgical care in an outpatient environment.; and the B.A.C.K Center, a premier, advanced orthopedic spine and pain practice, which administered more than 46,000 patient visits in 2014 and generates revenues of approximately $14 million annually. The Melbourne Facility includes a Class A, 78,000 square foot, six-story office building located on 1.9 acres and houses the FCHS headquarters and FCHS’s flagship Medical Center of Excellence. The Melbourne Facility has an average rent coverage ratio upon lease inception, EBITDARM/Rent, earnings before interest, taxes, depreciation, amortization, rent and management fees, divided by rent, of 4.7x.

The Surgical Institute of Michigan, LLC.  The Michigan Facility is operated by the Surgical Institute of Michigan (“SIM”), which is a joint-venture owned 49% by physician interests and 51% by manager/guarantor Surgical Management Professionals. The SIM comprises a multidisciplinary team of surgeons, anesthesiologists, registered nurses, operating room technicians, and clinical support staff. With 28 physicians, SIM specialties include spine surgery, general surgery, otolaryngology, gastroenterology, urology, and pain management. SIM has an average rent coverage ratio upon lease inception, EBITDARM/Rent, earnings before interest, taxes, depreciation, amortization, rent and management fees, divided by rent, of 3.7x

MANAGEMENT

Our Executive Officers and Directors

As a Maryland corporation, we operate under the oversight of our board of directors. Each of our directors serves until the next annual meeting of stockholders and until her or his successor is duly elected and qualified. Any director may resign at any time and may be removed by the stockholders for cause upon the affirmative vote of two-thirds of all the votes entitled to be cast generally in the election of directors. Pursuant to an election in our charter to be subject to a certain provision of Title 3, Subtitle 8 of the MGCL, upon the completion of this offering, any vacancy on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors, for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies. The first annual meeting of our stockholders after this offering will be held in 2017. All of our officers and employees are employees of our advisor. All of our officers are appointed by the board of directors and each officer serves until his or her successor is appointed and qualifies or until his or her death, resignation or removal.

Upon completion of this offering, our board of directors will consist of nine members, a majority of whom are independent within the meaning of the listing standards of the NYSE.

We are an “externally managed” REIT, which means that we have contracted with our advisor to manage our day-to-day affairs and the acquisition and disposition of our assets, subject to our board’s supervision.

Our current directors are as follows:

Name	Age	Position
Jeffrey Busch	56	Chairman of the Board, President
David A. Young	68	Director, Chief Executive Officer
Zhang Jingguo	53	Director, Chairman Ex-Officio
Ronald Marston†	73	Director
Henry Cole†	71	Director
Dr. Roscoe Moore†	70	Director
Conn Flanigan	47	Director, Secretary and General Counsel
Matthew L. Cypher, Ph. D†	39	Director
Kurt R. Harrington†	63	Director
Zhang Huiqi	26	Director

The following table sets forth certain information concerning the persons who will be our executive officers or directors upon completion of this offering:

Name	Age	Position
David A. Young	68	Director, Chief Executive Officer
Jeffrey Busch	56	Chairman of the Board, President
Donald McClure	47	Chief Financial Officer and Treasurer
Conn Flanigan	47	Secretary, General Counsel
Alfonzo Leon	40	Chief Investment Officer
Danica Holley	43	Chief Operating Officer
Henry Cole†	71	Director
Matthew L. Cypher, Ph. D†	39	Director
Kurt R. Harrington†	63	Director
Zhang Jingguo	53	Director
Ronald Marston†	73	Director
Dr. Roscoe Moore†	70	Director
Zhang Huiqi	26	Director

†	This director is independent in accordance with the listing standards of the NYSE.

The following are biographical summaries of the experience of the persons who are or will become our executive officers and directors upon completion of this offering.

Name	Biographical Summary
David A. Young	Mr. Young has served as our Chief Executive Officer since February 2014 and as a director of the Company since September 2014. Prior to founding the Company, Mr. Young was the Senior Vice President of Business Development at GE Capital from 2004 to 2008. From 2008 to September 2014, Mr. Young served as an independent healthcare real estate consultant. While at GE Capital, Mr. Young organized, co-launched and grew GE Capital’s first acute medical real estate financing initiative. From 2000 to 2004, Mr. Young was Founder and Chief Investment Officer at Windrose Medical Properties Trust, which was acquired by Health Care REIT, Inc. (NYSE: HCN) in 2006 and changed its name to Welltower Inc. in 2015, where he was responsible for business development and acquisitions. From 1990 to 1999, Mr. Young served as the founding senior corporate officer responsible for business development and acquisitions at Healthcare Property Investors, Inc. (NYSE: HCP). From 1988 to 1990, Mr. Young served as Associate Professor and Assistant Hospital Director of Vanderbilt University Medical Center. He served as Vice President, Corporate Marketing of Hospital Corporation of America (NYSE: HCA) from 1985 to 1988 and as Director of Corporate Planning and Business Development of American Hospital Supply Corporation (NYSE: AHSC) from 1981 to 1985. Mr. Young holds a B.S. from the University of Iowa and an MBA in finance from Suffolk University.
Our Board of Directors concluded that Mr. Young should serve as a director of our company in recognition of his abilities to assist us in expanding our business and the contributions he can make to our strategic direction.
Jeffrey Busch	Mr. Busch has been an active investor in the real estate industry since 1985. Since 2013, Mr. Busch has served as President of our advisor. Mr. Busch also has served as a director of our Company since September 2014 and served as Chairman and President of our Company from August 2015 to the present. From October 2014 to the present, Mr. Busch has served as Director and Vice Chairman of American Housing REIT Inc. (f/k/a On Target 360), which is also externally managed by our advisor, and from October 2014 to the present has served as its Chairman. His experience includes developing numerous properties in various asset classes, owning and managing real estate in several states, including rental housing, and a wide variety of commercial real estate. Since 2001, Mr. Busch has also served as President of Safe Blood International Foundation, where he oversees the establishment of medical facilities in 35 developing nations, funded by the CDC and USAID, Exxon Mobil, and the Gates Foundation. Mr. Busch has had presidential appointments in two presidential administrations, one in the Department of Housing and Urban Affairs and the other at the United Nations in Geneva, where he served as a United States delegate. Mr. Busch is a graduate of the New York University Stern School of Business, holds a Masters of Public Administration from New York University, and a Doctor of Jurisprudence from Emory University.
Our Board of Directors concluded that Mr. Busch should serve as a director of our company because of his significant experience with developing and managing real estate assets.

Name	Biographical Summary
Donald McClure	Mr. McClure has served as our Chief Financial Officer since September 2014 and as the Chief Financial Officer of our advisor since April 2014. Mr. McClure is a real estate business professional, leader, trainer, advisor and entrepreneur. Mr. McClure’s core real estate business experience covers healthcare, residential, office, retail, and industrial asset classes, as well as ground-up development projects. From 2005 to 2008, Mr. McClure served as the accounting manager of Washington Real Estate Investment Trust (NYSE: WRE), the oldest REIT in the country, with an established track record of consecutive dividend distributions. Mr. McClure also served as the CFO/Controller of Quantum Real Estate Management from 2008 to 2014. Mr. McClure brings experience working with the “Big Four” accounting firms, along with many local firms, having been engaged in over 300 client-side quarterly, interim and year-end audits. Mr. McClure holds a Bachelor of Science in Finance from North Carolina A&T State University and a Masters of Business Administration from Keller School of Management.
Conn Flanigan	Mr. Flanigan has been a director of the Company since September 2013 but will no longer be a director upon completion of this offering. He has also served as our Secretary and General Counsel since December 2013. Mr. Flanigan previously served as our Chief Financial Officer from September 2013 until September 2014 and also served as our Chief Executive Officer from September 2013 until February 2014. Mr. Flanigan is also the Secretary and General Counsel of our advisor, a position he has held since October 2014. From September 2013 to the present, Mr. Flanigan has served as General Counsel and Secretary and as a director of American Housing REIT Inc. (f/k/a On Target360 Group, Inc.), which is also externally managed by our advisor. Additionally, Mr. Flanigan has served as General Counsel with eBanker Corporate Services, Inc., a Colorado subsidiary of ZH Enterprises, Ltd., since 2007. From 2000 to 2007, Mr. Flanigan served as corporate counsel to eVision Corporate Services, Inc., a Colorado subsidiary of ZH Enterprises, Ltd. Mr. Flanigan received a B.A. in International Relations from the University of San Diego in 1990 and a Juris Doctor Degree from the University of Denver Sturm College of Law in 1996.
Alfonzo Leon	Mr. Leon joined the Company in August 2014 and has served as Chief Investment Officer since July 1, 2015. Mr. Leon is a real estate finance executive with 15 years of acquisition and capital markets experience with approximately 100 completed transactions on behalf of institutional investors valued at $3 billion. Prior to joining our Company, Mr. Leon was a Senior Vice President with Cain Brothers & Company, a boutique health care investment banking firm based out of New York and San Francisco, in their real estate M&A and capital markets group. Mr. Leon joined Cain Brothers in 2005 and worked with leading clients across the healthcare spectrum including several health systems, multi-specialty physician groups, senior housing operators, non-traded and NYSE-listed REITs, health care developers, and private equity funds. Prior to Cain Brothers, Mr. Leon was an associate with LaSalle Investment Management, an international investment advisor firm, in their North American acquisition group. Mr. Leon joined LaSalle in 2000 and acquired $800 million in multi-family, office, medical office, and industrial property on behalf of institutional investors that include the nation’s largest pension funds and college endowments and a number of sovereign wealth funds. LaSalle Investment Management is a subsidiary of global consultancy firm Jones Lang LaSalle (NYSE: JLL).

Name	Biographical Summary
Mr. Leon’s experience includes managing commercial real estate transactions ranging from $5 million to $500 million, raising capital for developers for projects valued over $100 million, structuring joint ventures between developers and investors, completing large $100 million portfolio investment sales to health care REITs, structuring sale-leasebacks for physician groups, acquisitions and dispositions for separate and commingled funds, corporate real estate M&A, structuring credit tenant lease financing for investment grade health systems, and strategic real estate advisory for health systems. Mr. Leon’s property type expertise within the healthcare sector includes medical office, outpatient facilities, surgical facilities, post-acute facilities, senior housing, and hospitals.
Mr. Leon received his Master’s degree in real estate finance from the Massachusetts Institutes of Technology and his B.S. in Architecture from the University of Virginia.
Henry Cole	Mr. Cole serves as President of Global Development International, LLC, a position he has held since 2007, where he provides development support, management and oversight for companies and varied program initiatives in medical and healthcare programs and products, including — Instant Labs Medical Diagnostics, Inc. (molecular diagnostics, hospital based infections), MedPharm, Inc. (global and developing country hospital and clinic support), MPRC Group, LTD (medical equipment, medical system planning and support throughout the Middle East), and various others. Mr. Cole previously served from 1989 to 2005 as President and Corporate Officer at Futures Group International and Futures Group Holdings. Under his direction, corporate programs expanded to offices in over 40 countries.
Mr. Cole has served on the boards of numerous organizations including the Millennium Project from 1996 to 2006; the Futures Institute for Sustainable Development from 2001 to 2005; Foundation Against HIV and AIDS from 2007 to 2011; Kids Save International from 2006 to 2012; Triple Win International from 2008 to 2013; and others. He has worked in over 28 countries, with in-depth experience in Egypt, Turkey, Ghana, Cameroon, Kenya, Sudan, Sahelian Africa, Haiti, Trinidad, Bahamas, Philippines, Indonesia and India. His undergraduate studies were from Yale University and graduate studies from Johns Hopkins University, both in economics.
Our Board of Directors appointed Mr. Cole in recognition of his abilities to assist our company in expanding its business and the contributions he can make to our strategic direction.

Name	Biographical Summary
Danica Holley	Ms. Holley has served as our chief operating officer since March 30, 2016. Ms. Holley’s business development and management experience spans more than 18 years with an emphasis on working in an international environment. She has extensive experience in international program management, government procurement, and global business roll-outs and start-ups. As Executive Director for Safe Blood International Foundation, from April 15, 2008 to present, she oversaw national health initiatives in Africa and Asia, including an Ebola response project. Ms. Holley has held management positions as the Director of Strategy, Corporate Business Development for WorldSpace, Inc. from 1997 to 2000, Director of Marketing for Corporate and Business at ISI Professional Services from 2000 to 2001, and Director of Administration at Tanzus Development from 1996 to 1997 and SK&I Architectural Design Group, LLC from 2003 to 2007. Ms. Holley has more than a decade of experience managing multinational teams for complex service delivery across disciplines.
She received a B.S.F.S from the Edmund Walsh School of Foreign Service at Georgetown University in International Law, Politics and Organization, an African Studies Certificate and Arabic Proficiency (May 1994). She studied International Organization at the School for International Training, Brattleboro, Vermont and Rabat, Morocco (January – June 1993). She is an ICF certified executive leadership coach and an alumna of Georgetown University’s Graduate Leadership Coaching Program (September 2010).
Matthew L. Cypher, Ph. D	In July 2012, Dr. Cypher joined the faculty at Georgetown University’s McDonough School of Business as the director of the Real Estate Finance Initiative (since April 2015, the Steers Center for Global Real Estate). He serves as a professor of real estate at both the graduate and undergraduate levels and tailors coursework to teach the Four Quadrants of the real estate capital markets — public, private, debt and equity. From 2005 to 2012, he served as a director at Invesco Real Estate where he was responsible for oversight of the underwriting group, which acquired $10.2 billion worth of institutional real estate during his leadership tenure. Dr. Cypher personally underwrote $1.5 billion of acquisitions culminating with the purchase of 230 Park Avenue in New York, which Invesco acquired on behalf of its client capital in June 2011. He also oversaw the valuations group, which marked to market Invesco’s more than $13 billion North American portfolio, and served as a member of the firm’s investment committee and investment strategy group. He has held positions as an Adjunct Professor at Southern Methodist University and a Visiting Professor at University of Texas at Arlington.
Dr. Cypher received his Bachelor’s Degree from Penn State University and both his Master’s and Doctorate from Texas A&M University.
Our Board of Directors concluded that Dr. Cypher should serve as a director of our company because of his extensive knowledge in real estate.

Name	Biographical Summary
Kurt R. Harrington	Mr. Harrington began his career at Meahl, McNamara & Co. in Boston and PricewaterhouseCoopers LLP in Washington, D.C. From 1980 to 1990, he served in a number of senior financial accounting, reporting, and business planning positions at MCI Communications Corporation and Marriott Corporation. He was the Chief Financial Officer of Jupiter National, Inc., a publicly-traded, closed-end, venture capital company until 1997, when he joined Arlington Asset Investment Corp. (formerly Friedman, Billings, Ramsey Group, Inc.), a $400 billion dollar, publicly traded, mortgage investment company, becoming the Chief Financial Officer and Treasurer in 2000, a position he held until March 2015. During his eighteen year tenure at Arlington Asset he also served as the Executive Vice President, Chief Financial Officer and Treasurer of Arlington’s publicly-traded, institutional broker/dealer, FBR Capital Markets, from 2000 to 2008.
Mr. Harrington has over forty years of experience managing the financial functions for large and small publicly traded companies. He has overseen investor, banking, and lender relationships, established and maintained Sarbanes-Oxley compliant control systems and certifications, and directed strategic planning and corporate development initiatives throughout his career. He directed the preparation of financial statements, tax returns, and disclosures filed with the SEC and IRS, and also developed budgets, forecasts, and financial statements highlighting performance and corrective actions for boards of directors and executive management teams. He has executed numerous IPO, secondary, and other debt and equity capital raising transactions, and has overseen significant corporate merger and acquisition transactions.
Mr. Harrington earned a B.S. in Accounting from Nichols College in 1974, and received his Certified Public Accountant certification in 1978. Throughout his career, he has attended programs in Executive Education at the Harvard Business School and the Wharton School of The University of Pennsylvania. He has served as a trustee and treasurer of Nichols College since October 2014. Mr. Harrington also serves as a director of Wheeler Real Estate Investment Trust (NASDAQ: WHLR), a position he has held since June 2015.
Our Board of Directors concluded that Mr. Harrington should serve as a director of our company because of his thorough knowledge of finance, accounting, capital markets, taxes, control systems, and strategic planning experience in a broad range of industries, including asset management, investment banking, venture capital, telecommunications, hospitality, and real estate management.

Name	Biographical Summary
Zhang Jingguo	Mr. Zhang has approximately 20 years of experience in real estate development in China. Mr. Zhang currently serves as President of Henan Real Estate Chamber of Commerce (March 2010 until present), Vice-President of Industry & Commerce Association of the Henan Province (July 2012 until present), as a graduate tutor of Zhengzhou University (May 2011 until present) and as a member of the Henan Provincial Committee of Chinese People’s Political Consultative Conference (2012 until present). From 1994 to 2001, he worked at Xingye Real Estate as general manager, where he was responsible for its overall operations. Mr. Zhang co-founded Henan Zensun Real Estate Co., Ltd., one of the top 100 property development companies in China. From 1983 to 1994, Mr. Zhang held various positions at the then Light Industry Bureau of Henan Province, the governmental authority in charge of the light industry in the Henan Province and its associated collectively-owned enterprises. Mr. Zhang was awarded “Outstanding Real Estate Developer of Henan Province” by the Department of Housing and Urban-Rural Development of Henan Province in 2011 and “Outstanding Real Estate Developer of Zhengzhou” by the Housing Security and Real Estate Administration Bureau of Zhengzhou in 2009, 2011 and 2012. In 2012, Mr. Zhang was named “Individual with Outstanding Contribution to Market Economy of Henan Real Estate Industry” by Henan Daily and the Private Economy Research Association of Henan Province.
Mr. Zhang received a Bachelor’s degree in radio science from Zhengzhou University in July 1983 and an Executive MBA degree from Guanghua School of Management, Peking University in July 2013. Mr. Zhan received his senior engineer qualification from the People’s Government of Henan Province in December 1996 and his first class construction engineer qualification from the Ministry of Housing and Urban-Rural Development in May 2012.
The Board of Directors appointed Mr. Zhang in recognition of his abilities to assist our company in expanding its business and the contributions he can make to our strategic direction.

Name	Biographical Summary
Ronald Marston	Mr. Marston has more than 30 years of experience in international healthcare and is known as an international authority on healthcare systems and trends. In 1973, Mr. Marston joined HCA International (now Health Care Corporation of America), a subsidiary of Hospital Corporation of America and was employed there through 1990. In 1987, he was promoted to President and CEO of HCA International Company with responsibility for all development and operations internationally. Under Mr. Marston’s leadership, HCA International Company grew to include 10 hospitals and 7 nursing homes in the United Kingdom; 10 hospitals in Australia; 5 hospitals and 55 clinics in Central and South America; a management contract for the restructuring of the Singapore General Hospital; a commissioning and management contract for the King Fahad National Guard Hospital in Riyadh, Saudi Arabia; and the longest standing recruitment contract in the Saudi Arabia. Hospital Corporation of America sold HCA International in 1989 after the company elected to go private. After the sale, Mr. Marston and his management team acquired certain assets and management contracts and he became the founder, Chairman, and CEO of the resulting privately held company, Health Care Corporation of America, a position he held until 2004 when he started two companies of his own, Southern Manor Living Centers LLC and HCAA Management Company. Mr. Marston is the founder and serves as CEO of Southern Manor Living Centers LLC, three assisted living facilities in Tennessee, and HCCA Management Company, the manager and 52% owner of Southern Manor Living Centers LLC.
Mr. Marston’s previous experience was with Vanderbilt University and Medical Center from 1968 to 1973. Prior to joining Vanderbilt, he was responsible for the training and administration of the 400 bed, Twelfth Evacuation Hospital located in Cu Chi, Republic of Vietnam. Mr. Marston holds a Bachelor Degree from Tennessee Technological University; a Certificate in Healthcare Administration from the Academy of Health Service; and a Ph.D. in Management from California Western University.
Our Board of Directors appointed Mr. Marston in recognition of his abilities to assist our company in expanding its business and the contributions he can make to our strategic direction.
Dr. Roscoe Moore	Until his retirement in 2003, Dr. Roscoe M. Moore, Jr. served with the United States Department of Health and Human Services (“HHS”) and was responsible for the last twelve years of his career for global development support within the Office of the Secretary, HHS, with primary emphasis on Continental Africa and other less developed countries. Dr. Moore was a career officer within the Commissioned Corps of the United States Public Health Service entering with the U.S. National Institutes of Health and rising to the rank of Assistant United States Surgeon General within the Immediate Office of the Secretary, HHS. Dr. Moore served as an Epidemic Intelligence Service Officer with the U.S. Centers for Disease Control and Prevention (“CDC”). He was with the Center for Veterinary Medicine, U.S. Food and Drug Administration, before becoming Senior Epidemiologist within the National Institute for Occupational Safety and Health, CDC. Dr. Moore has conducted clinical research on infectious diseases, has evaluated the safety and effectiveness of medical devices, and has conducted relevant epidemiological research on the utilization experience and human health effects of medical devices and radiation.

Name	Biographical Summary
Dr. Moore served on the Fogarty International Center Advisory Board of Directors, NIH from 2009 to 2013. He served on the Alumni Board of Directors, School of Public Health, University of Michigan from 1987 to 1993. Dr. Moore served on the Dean’s Alumni Council, Bloomberg School of Public Health, at Johns Hopkins University from 1998 to 2002. He has also served as an Affiliate Associate Professor of Environmental Health for the University of Washington, Seattle from 1994 to 2003 and as an Adjunct Professor of Epidemiology, for the Medical University of Southern Africa, Pretoria, South Africa from 1999 to 2002. He served on the Board of Directors for the Africa Center for Health and Human Security, at George Washington University from 2006 to 2009. Dr. Moore served as an Adjunct Professor of Epidemiology, at University of Hanoi, Vietnam from 1999 to 2002. Dr. Moore is the Founder and President of PH RockWood Corporation, which is focused on the prevention, treatment and control of infectious diseases worldwide. Dr. Moore has served on the Board of Directors for Biodefense Gamma LLC since 2009, a company that specializes in purified gamma globulin therapy for a number of infectious diseases. Dr. Moore serves on the Board of Trustees for Friends of the University of Stellenbosch Foundation, a position he has held since 2005, the Board of Directors for the Safe Blood for China Foundation, a position he has held since 2004, and the Board of Directors for Constituency for Africa since 2004, and is its Interim Chairman.
Dr. Moore received his Bachelor of Science and Doctor of Veterinary Medicine degrees from Tuskegee Institute; his Master of Public Health degree in Epidemiology from the University of Michigan; and his Doctor of Philosophy degree in Epidemiology from the Johns Hopkins University.
Our Board of Directors appointed Dr. Moore in recognition of his abilities to assist our company in expanding its business and the contributions he can make to our strategic direction.
Zhang Huiqi	Zhang Huiqi, was appointed as a Director on March 30, 2016. Ms. Zhang graduated from the University College London and obtained a Master of Science in Project and Enterprise Management in 2015. She holds a Master of Science in Management from the University of Leicester (2013) and a Bachelor of Management in Business Administration (Information Management and Information Systems) from Beijing Forestry University (2011).
Ms. Zhang is currently the supervisor for Henan Hongguang Real Estate Limited, a company primarily engaged in property development in China, and Henan Zensun Corporate Development Company Limited, a company mainly engaged in property construction and management. These companies are controlled by Mr. Zhang Jingguo. Ms. Zhang is the daughter of Mr. Zhang Jingguo.
Our Board of Directors concluded that Ms. Zhang should serve as a director of our company because of her knowledge in real estate and property development.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

•	our board of directors is not classified, with each of our directors subject to re-election annually;
•	of the nine persons who will serve on our board of directors immediately after the completion of this offering, we expect our board of directors to determine that five of our directors satisfy the listing standards for independence of the NYSE and Rule 10A-3 under the Exchange Act;
•	we anticipate that at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC;
•	we have opted out of the business combination and control share acquisition statutes in the MGCL; and
•	we do not have a stockholder rights plan.

Our directors will stay informed about our business by attending meetings of our board of directors and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly, with support from its three committees, the audit committee, the compensation committee and the nominating and corporate governance committee, each of which will be established upon completion of this offering and will address risks specific to its respective area of oversight. In particular, our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our compensation committee will assess and monitor whether any of our compensation policies and programs have the potential to encourage excessive risk-taking. Our nominating and corporate governance committee will monitor the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct.

Board Committees

Upon completion of this offering, our board of directors will establish three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The principal functions of each committee are described below. We intend to comply with the listing requirements and other rules and regulations of the NYSE, as amended or modified from time to time, and each of these committees will be comprised exclusively of independent directors. Additionally, our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Audit Committee

Upon completion of this offering, our audit committee will consist of three of our independent directors. We expect that the chairman of our audit committee will qualify as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and NYSE corporate governance listing standards. We expect that our board of directors will determine that each of the audit committee members is “financially literate” as that term is defined by the NYSE corporate governance listing standards. Prior to the completion of this offering, we expect to adopt an audit committee charter, which will detail the principal functions of the audit committee, including oversight related to:

•	our accounting and financial reporting processes;
•	the integrity of our consolidated financial statements and financial reporting process;

•	our systems of disclosure controls and procedures and internal control over financial reporting;
•	our compliance with financial, legal and regulatory requirements;
•	the evaluation of the qualifications, independence and performance of our independent registered public accounting firm;
•	the performance of our internal audit function; and
•	our overall risk profile.

The audit committee will also be responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. The audit committee also will prepare the audit committee report required by SEC regulations to be included in our annual proxy statement.      will be the chair and      and      will be members of the audit committee.

Compensation Committee

Upon completion of this offering, our compensation committee will consist of three of our independent directors. Prior to the completion of this offering, we expect to adopt a compensation committee charter, which will detail the principal functions of the compensation committee, including:

•	evaluating the performance of our officers;
•	evaluating the performance of our advisor;
•	review the compensation and fees payable to our advisor under our management agreement;
•	implementing and administering our incentive compensation equity-based remuneration plans;
•	assisting management in complying with our proxy statement and annual report disclosure requirements; and
•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

     will be the chair and      and      will be members of the compensation committee.

Nominating and Corporate Governance Committee

Upon completion of this offering, our nominating and corporate governance committee will consist of three of our independent directors. Prior to the completion of this offering, we expect to adopt a nominating and corporate governance committee charter, which will detail the principal functions of the nominating and corporate governance committee, including:

•	identifying and recommending to the full board of directors qualified candidates for election as directors and recommending nominees for election as directors at the annual meeting of stockholders;
•	developing and recommending to the board of directors corporate governance guidelines and implementing and monitoring such guidelines;
•	reviewing and making recommendations on matters involving the general operation of the board of directors, including board size and composition, and committee composition and structure;
•	recommending to the board of directors nominees for each committee of the board of directors;
•	annually facilitating the assessment of the board of directors’ performance as a whole and of the individual directors, as required by applicable law, regulations and the NYSE corporate governance listing standards;

•	overseeing the board of directors’ evaluation of management; and
•	identifying and recommending nominees for directors, the nominating and corporate governance committee may consider diversity of relevant experience, expertise and background.

     will be the chair and      and      will be members of the nominating and corporate governance committee.

Code of Business Conduct and Ethics

Upon completion of this offering, our board of directors will establish a code of business conduct and ethics that applies to our officers, directors and employees. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;
•	compliance with laws, rules and regulations;
•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and
•	accountability for adherence to the code of business conduct and ethics.

Any waiver of the code of business conduct and ethics for our executive officers or directors must be approved by a majority of our independent directors, and any such waiver shall be promptly disclosed as required by law or NYSE regulations.

Indemnification and Limitation of Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision which eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that: (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (b) the director or officer actually received an improper personal benefit in money, property or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate ourselves and our bylaws obligate us, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employees or agents of our company or a predecessor of our company.

The limited partners of our Operating Partnership expressly acknowledge that the general partner of our Operating Partnership is acting for the benefit of our Operating Partnership, the limited partners (including us) and our stockholders collectively and that we are under no obligation to consider the separate interests of the limited partners (including, without limitation, the tax consequences to some or all of the limited partners) in deciding whether to cause our Operating Partnership to take, or decline to take, any actions. The partnership agreement provides that in the event of a conflict between the interests of our stockholders on the one hand, and the limited partners of our Operating Partnership on the other hand, the general partner will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners, provided however, that so long as we own a controlling interest in our Operating Partnership, any such conflict that the general partner, in its sole and absolute discretion, determines cannot be resolved in a manner not adverse to either our stockholders or the limited partners will be resolved in favor of our stockholders, and neither the general partner nor our company will be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions.

To the extent permitted by applicable law, the partnership agreement will provide for the indemnification of the general partner, and our officers, directors, employees, agents and any other persons we may designate from and against any and all claims arising from operations of our Operating Partnership in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established by a court of competent jurisdiction that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;
•	the indemnitee actually received an improper personal benefit in money, property or services; or
•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Similarly, the general partner of our Operating Partnership, and our officers, directors, agents or employees, will not be liable for monetary damages to our Operating Partnership or the limited partners for losses sustained or liabilities incurred as a result of errors in judgment or mistakes of fact or law or of any act or omission so long as any such party acted in good faith.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Director Compensation

Upon the completion of this offering, each of our independent directors will receive the following as compensation for services as a director: an initial grant of      LTIP units and an annual cash retainer of $     . In addition, we expect to make annual LTIP unit awards to our independent directors. The chairs of the audit committee, the compensation committee and the nominating and corporate governance committee will receive an additional annual cash retainer of $    . The awards granted to our directors will be made pursuant to our 2016 Equity Incentive Plan. LTIP unit awards that will be granted to our directors upon completion of this offering are expected to vest in on the first anniversary of the date of grant, subject to the director’s continued service on our board.

Executive Compensation

Because the management agreement provides that our advisor is responsible for managing our affairs, our executive officers, who are all employees of our advisor, do not receive cash compensation directly from us for serving as our executive officers. However, in their capacities as officers or employees of our advisor, or its affiliates, they devote a portion of their time to our affairs as is required for the performance of the duties of our advisor under the management agreement.

Our advisor compensates each of our executive officers. We will pay our advisor a management fee, and our advisor will use the proceeds from the management fee in part to pay compensation to its officers and employees. Our advisor has informed us that, because the services performed by these officers or employees in their capacities as such are performed in a significant part, but not exclusively, for us, it cannot segregate and identify that portion of the compensation awarded to, earned by or paid to our executive officers by our advisor that relates solely to their services to us. Our advisor currently has only one other client, American Housing REIT Inc., for which it provides services. The advisor provides management services for American Houston REIT Inc. under an agreement that is similar to the management agreement between us and our advisor. American Housing REIT Inc. is a Maryland corporation registered as a reporting company under the Securities Exchange Act of 1934, as amended, that currently focuses on acquiring single-family residential properties and operating them as rental properties. At this time, there are no other real estate programs or clients for which the Company’s advisor provides services. From time to time in the future, we may grant under the 2016 Equity Incentive Plan restricted shares of our common, options to purchase our common stock or LTIP units to our executive officers and certain officers and employees of our advisor and other individuals who provide services to us, as designated by our advisor. As of the date of this prospectus, we have not made any grants under the 2016 Equity Incentive Plan to any of our executive officers or employees of our advisor.

Upon completion of this offering, we will make the following awards of LTIP units to our officers under our 2016 Equity Incentive Plan:

Grantee	LTIP Units

All of the LTIP units granted to our officers will be subject to forfeiture restrictions that will lapse in equal one-third increments on each of the first, second and third anniversaries of the date of grant, subject to continued employment. Vesting will accelerate upon any termination of a grantees employment by the advisor without cause or resignation by the officer with good reason (in accordance with the terms of the employment agreement between our advisor and the officer), or upon a change in control of our company as defined in our 2016 Equity Incentive Plan.

2016 Equity Incentive Plan

Prior to the completion of this offering, our board of directors will have adopted, and our stockholders of record will have approved, the 2016 Equity Incentive Plan. The purposes of the plan will be to attract and retain qualified persons upon whom, in large measure, our sustained progress, growth and profitability depend, to motivate the participants to achieve long-term company goals and to more closely align the participants’ interests with those of our other stockholders by providing them with a proprietary interest in our growth and performance. Our executive officers, employees, consultants and non-employee directors will be eligible to participate in the plan. Under the plan, a number of shares of our common stock equal to 7% of the outstanding shares of our common stock on a fully diluted basis upon completion of this offering will be available for issuance, less the shares underlying the LTIP grants awarded upon completion of this offering. The plan will be administered by our compensation committee, which will interpret the plan and have broad discretion to select the eligible persons to whom awards will be granted, as well as the type, size and terms and conditions of each award, including the exercise price of options, the number of shares subject to awards and the expiration date of, and the vesting schedule or other restrictions (including, without limitation, restrictive covenants) applicable to, awards.

Type and Amount of Awards

The plan allows us to grant the following types of awards:

•	non-qualified options;
•	share appreciation rights, or SARs;
•	restricted shares;
•	unrestricted shares;
•	restricted share units;
•	units of limited partnership interests, or LTIP units; and
•	performance awards.

In any calendar year, no participant may be granted awards for options, SARs, restricted shares, unrestricted shares, restricted share units, or performance awards (or any other award that is determined by reference to the value of shares of our common stock or appreciation in the value of such shares) that exceed, in the aggregate,      underlying shares of our common stock. With respect to awards which are not based on the fair market value of our common stock, no participant may receive cash or shares of our common stock with a fair market value at the time of settlement that exceeds $     million. The following are descriptions of the types of awards allowed under the plan:

Stock Options

Options may be granted by our compensation committee and may be nonqualified options or incentive stock options. Options are subject to the terms and conditions, including vesting conditions, set by our compensation committee. The exercise price for all options granted under the plan will be determined by our compensation committee, except that no options can be granted with an exercise price that is less than 100% of the fair market value of our common stock on the date of grant. The term of all options granted under the plan will be determined by our compensation committee, but may not exceed 10 years. Each option will be exercisable at such time and pursuant to such terms and conditions as determined by our compensation committee in the applicable option agreement. Each option gives the participant the right to receive a number of shares of our common stock upon exercise of the option and payment of the exercise price. The exercise price may be paid in cash (including cash obtained through a broker selling the share acquired on exercise), shares of our common stock (if approved by our compensation committee), or any combination of cash and shares of such common stock.

Stock Appreciation Rights, or SARs

SARs may, be granted on a stand-alone basis (i.e., not in conjunction with options granted under the plan) or may be granted in tandem with options granted under the plan. A SAR granted under the plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of our common stock over a specified price, known as the base price, fixed by our compensation committee, which will not be less than 100% of the fair market value of our common stock on the grant date of the SAR. Payment may be made in any manner as determined by our compensation committee.

Restricted Stock, Unrestricted Stock and Restricted Stock Units

Restricted shares are shares of our common stock that are forfeitable until the restrictions lapse. Unrestricted shares are shares of our common stock that are not subject to time-based, performance or other restrictions. Restricted share units are rights granted as an award to receive shares of our common stock, cash or any combination thereof, conditioned upon the satisfaction of restrictions imposed by our compensation committee. Our compensation committee will determine the restrictions for each award and the purchase price in the case of restricted shares, if any. Restrictions on the restricted shares and restricted share units may include time-based restrictions, the achievement of specific performance goals or, in the case of restricted share units, the occurrence of a specific event. Vesting of restricted shares and restricted share units is conditioned upon the participant’s continued employment. Participants do not have voting rights in restricted share units. If the performance goals are not achieved or the restrictions do not lapse within the time period provided in the award agreement, the participant will forfeit his or her restricted shares and/or restricted share units.

Performance Awards

Our compensation committee is authorized to grant performance awards under the 2016 Equity Incentive Plan, on which the right of a participant to exercise or receive a grant or settlement of an award, and the timing of the grant or settlement, may be subject to such performance conditions during a specified period as may be specified by our compensation committee. Performance and incentive awards may be settled in cash, shares of our common stock, or any combination thereof. Our compensation committee will determine award terms, including the required performance goals, the corresponding amounts payable upon achievement of such performance goals, termination and forfeiture provisions and the form of settlement (including, maximum or minimum settlement values), so long as such provisions are not inconsistent with the terms of the 2016 Equity Incentive Plan. To the extent our compensation committee determines that Code Section 162(m) shall apply to a performance award granted under the 2016 Equity Incentive Plan, it is our intent that performance awards constitute “performance-based compensation” within the meaning of Code Section 162(m) and the regulations thereunder and, accordingly, in such case, all performance goals shall be objective and otherwise meet the requirements of Code Section 162(m). In certain circumstances, our compensation committee may, in its discretion, modify the performance measures or objectives and/or the performance period. In addition, our compensation committee, in its discretion, may reduce the amount of a settlement of a performance or incentive award, but may not increase the amount payable to a participant, unless such award is not intended to qualify under Code Section 162(m). To the extent an award is subject to Code Section 409A, such award shall be in compliance with the applicable requirements of Section 409A of the Code and any applicable regulations or guidance thereunder. If the performance goals are not attained during the performance period specified in the award agreement, the participant will forfeit all of his or her performance units.

Other Awards

Our compensation committee may grant other forms of awards payable in cash or shares of our common stock if our compensation committee determines that such other form of award is consistent with the purpose and restrictions of the plan. The terms and conditions of such other form of award shall be specified by the grant. Such other awards may be granted for no cash consideration, for such minimum consideration as may be required by applicable law, or for such other consideration as may be specified by the grant.

Change of Control

Our compensation committee may, in order to maintain a participant’s rights in the event of any change of control of our company, (1) make any adjustments to an outstanding award to reflect such change of control or (2) cause the acquiring or surviving entity to assume or substitute rights with respect to an outstanding award. Furthermore, the compensation committee may cancel any outstanding awards (whether or not vested and whether or not any performance goals or any performance period is met) as of the date of the change of control in exchange for a payment in cash, shares of the corporation resulting from the change of control or no payment at all, depending upon the value of such award. Our compensation committee may include further provisions in any award agreement as it may deem desirable regarding a change of control, including, but not limited to, providing for accelerated vesting or payment of an award upon a change of control.

Amendment and Termination

Unless the plan is earlier terminated by our board of directors, the plan will automatically terminate on the date which is ten years following the effective date of the plan. Awards granted before the termination of the plan may extend beyond that date in accordance with their terms. Our compensation committee is permitted to amend the plan or the terms and conditions of outstanding awards, including to extend the exercise period and accelerate the vesting schedule of such awards, but no such action may adversely affect the rights of any participant with respect to outstanding awards without the applicable participant’s written consent and no such action or amendment may violate rules under Code Section 409A regarding the form and timing of payment of deferred compensation. Our board of directors must approve any increase in the number of shares issuable under the plan. Stockholder approval of any such amendment will be obtained if required to comply with applicable law or the rules of the NYSE.

Transferability

Unless otherwise determined by our compensation committee, awards granted under the plan are not transferable except by will or the laws of descent and distribution. Our compensation committee will have sole discretion to permit the transfer of an award to certain family members and other entities specified in the plan.

Adjustments

In the event a share dividend, share split, reorganization, recapitalization, spin-off, or other similar event affects shares such that our compensation committee determines an adjustment to be appropriate to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the plan, the compensation committee will (among other actions and subject to certain exceptions) adjust the number and type of shares available under the plan, the number and type of shares subject to outstanding awards and the exercise price of outstanding options and other awards. Our board of directors must approve any increase in the number of shares issuable under the plan. Stockholder approval of any such adjustment will be obtained if required to comply with applicable law or the rules of the NYSE.

OUR ADVISOR AND THE MANAGEMENT AGREEMENT

Our Advisor

We are externally managed and advised by our advisor pursuant to a management agreement. “See — Management Agreement.” Our advisor was formed in 2013 to serve as a service provider to us and other real estate programs with investment objectives and structure similar to ours.

ZH International is the 85% owner of our advisor and the 100% owner of our majority stockholder, ZH USA, LLC, as of the date of this prospectus, which we believe aligns the advisor’s interests with those of our stockholders. A public company traded on the Hong Kong exchange, ZH International is engaged in global real estate development, investment, management and sales and REIT management. Our President and Chairman, Mr. Jeffrey Busch, owns the remaining 15% of our advisor.

Our Advisor’s Officers

The following table sets forth certain information with respect to the individuals who currently serve as our executive officers who also serve as officers of our advisor: All of our officers are employees of our advisor.

Name	Age	Position with Our Company	Position with Our Advisor
Donald McClure	47	Chief Financial Officer and Treasurer	Chief Financial Officer
Conn Flanigan	47	Secretary and General Counsel	General Counsel
Jeffrey Busch	56	Chairman of the Board, President	President

(1)	For biographical information concerning this executive officers, see “Management — Biographical Information — Our Executive Officers and Directors.”

Management Agreement

We have entered into a management agreement with our advisor, which will be amended and restated upon completion of this offering.

Services

Pursuant to the terms of the management agreement, the advisor manages, operates and administers our day-to-day operations, business and affairs, subject to the supervision of our board of directors and in accordance with the investment guidelines approved and monitored by our board of directors. Our advisor is subject to the direction and oversight of our board of directors. In particular, under the management agreement, our advisor has agreed to use commercially reasonable efforts to:

•	investigate, analyze and select possible investment opportunities and originate, acquire, structure, finance, retain, sell, negotiate for prepayment, restructure or dispose of investments consistent with the investment guidelines, and make representations and warranties in connection therewith;
•	with respect to any prospective investment by us and any sale, exchange or other disposition of any investment by us, conduct negotiations on our behalf with sellers and purchasers and their respective agents, representatives and investment bankers, and owners of privately and publicly held real estate companies;
•	engage and supervise, on our behalf and at our sole cost and expense, third party service providers who provide legal, accounting, due diligence, transfer agent, registrar, property management and maintenance services, leasing services, master servicing, special servicing, banking, investment banking, mortgage brokerage, real estate brokerage, securities brokerage and other financial services and such other services as may be required relating to investments or potential investments and to our other business and operations;
•	provide executive and administrative personnel, office space and office services required in rendering services to us; and

•	administer our day-to-day operations and perform and supervise the performance of such other administrative functions necessary to our management as may be agreed upon by our advisor and our board of directors, including, without limitation, the collection of revenues and the payment of our debts and obligations.

Our advisor currently also manages American Housing REIT Inc., a REIT focused on the acquisition and operation of single-family homes as rental properties, and may provide advisory services to other REITs or property related entities in the future. Our advisor will continue to provide these services in the future and may engage in other business ventures. As a result, the resources of our advisor will not be dedicated exclusively to our business. Nevertheless, pursuant to the management agreement, the advisor must devote sufficient resources to our administration to discharge its duties under the management agreement.

Term and Termination

The initial term of the amended and restated management agreement will expire on            , 2019 and will automatically renew for an unlimited number of successive one-year periods thereafter, unless the agreement is not renewed or is terminated in accordance with its terms. If our board of directors decides to terminate or not renew the management agreement, we will generally be required to pay the advisor a termination fee equal to three times the sum of the average annual base management fee and the average annual incentive compensation with respect to the previous eight fiscal quarters ending on the last day of the fiscal quarter prior to termination. Subsequent to the initial term, we may terminate the management agreement only under certain circumstances.

Base Management Fee

We will pay our advisor a base management fee in an amount equal to: 1.5% of our stockholders’ equity per annum, calculated quarterly for the most recently completed fiscal quarter and payable in quarterly installments in arrears.

For purposes of calculating the base management fee, our stockholders’ equity means: (a) the sum of (1) our stockholders’ equity as of March 31, 2015, (2) the aggregate amount of the conversion price (including interest) for the conversion of our outstanding convertible debentures into our common stock and OP units upon completion of this offering, and (3) the net proceeds from (or equity value assigned to) all issuances of our equity and equity equivalent securities (including common stock, common stock equivalents, preferred stock, LTIP units and OP units issued by us or our Operating Partnership) in this offering, or in any subsequent offering (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance), less (b) any amount that we pay to repurchase shares of our common stock or equity securities of our OP. Our stockholders’ equity also excludes (1) any unrealized gains and losses and other non-cash items (including depreciation and amortization) that have impacted stockholders’ equity as reported in our financial statements prepared in accordance with GAAP, and (2) one-time events pursuant to changes in GAAP, and certain non-cash items not otherwise described above, in each case after discussions between our advisor and our independent directors and approval by a majority of our independent directors. As a result, our stockholders’ equity, for purposes of calculating the base management fee, could be greater or less than the amount of stockholders’ equity shown on our financial statements.

The base management fee of our advisor shall be calculated within 30 days after the end of each quarter and such calculation shall be promptly delivered to us. We are obligated to pay the quarterly installment of the base management fee calculated for that quarter in cash within five business days after delivery to us of the written statement of our advisor setting forth the computation of the base management fee for such quarter.

Incentive Compensation Fee

We will pay our advisor an incentive fee with respect to each calendar quarter (or part thereof that the management agreement is in effect) in arrears. The incentive fee will be an amount, not less than zero, equal to the difference between (1) the product of (x) 20% and (y) the difference between (i) our AFFO (as defined below) for the previous 12-month period, and (ii) the product of (A) the weighted average of the issue price of equity securities issued in this offering and in future offerings and transactions, multiplied by the weighted average number of all shares of common stock outstanding on a fully-diluted basis (including any restricted stock units, any restricted shares of common stock, OP units, LTIP units, and shares of common stock underlying awards granted under our 2016 Equity Incentive Plan in the previous 12-month period, and (B) 8%, and (2) the sum of any incentive fee paid to our advisor with respect to the first three calendar quarters of such previous 12-month period; provided, however, that no incentive fee is payable with respect to any calendar quarter unless AFFO is greater than zero for the four most recently completed calendar quarters, or the number of completed calendar quarters since the closing date of the offering, whichever is less. For purposes of calculating the incentive fee during the first 12 months after completion of the offering, AFFO will be determined by annualizing the applicable period following completion of the offering.

AFFO is calculated by adjusting our funds from operations, or FFO, by adding back acquisition and disposition costs, stock based compensation expenses, amortization of deferred financing costs and any other non-recurring or non-cash expenses, which are costs that do not relate to the operating performance of our properties, and subtracting loss on extinguishment of debt, straight line rent adjustment, recurring tenant improvements, recurring leasing commissions and recurring capital expenditures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — Funds from Operations” and “— Adjusted Funds from Operations” for additional information.

Assume the following:

•	AFFO for the 12-month period equals $ ;
•	shares of common stock are outstanding and the weighted average number of shares of common stock outstanding during the 12-month period is ;
•	weighted average issue price per share of common stock is $ ; and
•	incentive fees paid during the first three quarters of such 12-month period are $0.

Under these assumptions, the quarterly incentive fee payable to our advisor would be $     , as calculated below:

1.	AFFO	$
2.	Weighted average issue price per share of common stock of $ multiplied by the weighted average number of shares of common stock outstanding multiplied by 8%	$
3.	Excess of AFFO over amount calculated in 2 above	$
4.	20% of the amount calculated in 3 above	$
5.	Incentive fee equals the amount calculated in 4 above less the incentive fees paid during the first three quarters of such previous 12-month period	$
6.	Quarterly incentive fee payable to our advisor	$

Pursuant to the calculation formula, if AFFO increases and the weighted average share price and weighted average number of shares of common stock outstanding remain constant, the incentive fee will increase.

One half of each quarterly installment of the incentive fee will be payable in LTIP units, calculated pursuant to the formula above. The remainder of the incentive fee will be payable in cash or in LTIP units, at the election of our board of directors, in each case calculated pursuant to the formula above.

The number of LTIP units to be issued to our advisor will be equal to the dollar amount of the portion of the quarterly installment of the incentive fee payable in such LTIP units, divided by the average of the closing prices of our common stock on the NYSE for the five trading days immediately preceding the date on which such quarterly installment is paid.

Our advisor will compute each quarterly installment of the incentive fee within 45 days after the end of the calendar quarter with respect to which such installment is payable and promptly deliver such calculation to our board of directors. The amount of the installment shown in the calculation will be due and payable no later than the date which is five business days after the date of delivery of such computation to our board of directors.

Reimbursement of Expenses

We are required to reimburse our advisor for the expenses described below. We will not reimburse any compensation expenses incurred by the advisor.

Expense reimbursements to our advisor are made in cash on a quarterly basis following the end of each quarter. Our reimbursement obligation is not subject to any dollar limitation. Because our advisor’s personnel perform certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, our advisor is paid or reimbursed for the documented cost of performing such tasks, provided that such costs and reimbursements are in amounts which are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s-length basis.

We also pay all of our company’s operating expenses, except those specifically required to be borne by our advisor under the management agreement. The expenses required to be paid by us include, but are not limited to:

•	acquisition expenses incurred in connection with the selection and acquisition of investments;
•	general and administrative expenses of us, our Operating Partnership, and our subsidiaries;
•	expenses incurred in connection with the issuance of our securities, any financing transaction and other costs incident to the acquisition, development, redevelopment, construction, repositioning, leasing, disposition and financing of investments;
•	costs of legal, tax, accounting, consulting, auditing and other similar services rendered for us by providers retained by our advisor or, if provided by our advisor’s personnel, in amounts which are no greater than those that would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s-length basis;
•	the compensation and expenses of our directors and the cost of liability insurance to indemnify us and our directors and officers;
•	costs associated with the establishment and maintenance of any of our credit facilities, other financing arrangements, or other indebtedness of ours (including commitment fees, accounting fees, legal fees, closing and other similar costs) or any of our securities offerings;
•	expenses connected with communications to holders of our securities or of our subsidiaries and other bookkeeping and clerical work necessary in maintaining relations with holders of such securities and in complying with the continuous reporting and other requirements of governmental bodies or agencies, including, without limitation, all costs of preparing and filing required reports with the SEC, the costs payable by us to any transfer agent and registrar in connection with the listing and/or trading of our stock on any exchange, the fees payable by us to any such exchange in connection with its listing, costs of preparing, printing and mailing our annual report to our stockholders or our Operating Partnership’s partners, as applicable, and proxy materials with respect to any meeting of our stockholders or our Operating Partnership’s partners, as applicable;
•	costs associated with any computer software or hardware, electronic equipment or purchased information technology services from third-party vendors that is used for us;
•	expenses incurred by managers, officers, personnel and agents of our advisor for travel on our behalf and other out-of-pocket expenses incurred by managers, officers, personnel and agents of our advisor in connection with the purchase, development, redevelopment, construction, repositioning, leasing, financing, refinancing, sale or other disposition of an investment or establishment of any of our securities offerings, or in connection with any financing transaction;

•	costs and expenses incurred with respect to market information systems and publications, research publications and materials, and settlement, clearing and custodial fees and expenses;
•	compensation and expenses of our custodian and transfer agent, if any;
•	the costs of maintaining compliance with all federal, state and local rules and regulations or any other regulatory agency;
•	all taxes and license fees;
•	all insurance costs incurred in connection with the operation of our business except for the costs attributable to the insurance that our advisor elects to carry for itself and its personnel;
•	costs and expenses incurred in contracting with third parties;
•	all other costs and expenses relating to our business and investment operations, including, without limitation, the costs and expenses of acquiring, owning, protecting, maintaining, developing and disposing of investments, including appraisal, reporting, audit and legal fees;
•	expenses relating to any office(s) or office facilities, including, but not limited to, disaster backup recovery sites and facilities, maintained for us or our investments separate from the office or offices of our advisor;
•	expenses connected with the payments of interest, dividends or distributions in cash or any other form authorized or caused to be made by the board of directors to or on account of holders of our securities or of our subsidiaries, including, without limitation, in connection with any dividend reinvestment plan;
•	any judgment or settlement of pending or threatened proceedings (whether civil, criminal or otherwise) against us or any subsidiary, or against any trustee, director, partner, member or officer of us or of any subsidiary in his capacity as such for which we or any subsidiary is required to indemnify such trustee, director, partner, member or officer pursuant to the applicable governing document or other instrument or agreement, or by any court or governmental agency; and
•	all other expenses actually incurred by our advisor (except as described below) which are reasonably necessary for the performance by our advisor of its duties and functions under the management agreement.

Investment Guidelines

The management agreement requires that all acquisitions be made in accordance with the following investment guidelines:

•	no investment shall be made that would cause us to fail to qualify as a REIT under the Code;
•	no investment shall be made that would cause us or any of our subsidiaries to be required to be registered as an investment company under the 1940 Act;
•	approved investments include acquisitions of currently leased and sale-lease back healthcare facilities which may include hospitals, clinics, emergency centers and various licensed medical treatment centers; and
•	all loan transactions to or from us, on the one hand, and the advisor or its affiliates, on the other hand, must be approved by at least a majority of our board of directors.

These investment guidelines may be amended, restated, supplemented or waived pursuant to the approval of our board of directors from time to time, but without the approval of our stockholders.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Agreement

We have entered into a management agreement with our advisor, Inter-American Management Inc., to serve as our advisor and provide most of the services that we require, which will be amended and restated upon the closing of this offering. All of our officers also serve as officers, employees and/or directors of our advisor. As a result, the management agreement was negotiated between related parties, and the terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party. See “Our advisor and the Management Agreement.”

Convertible Debentures with Majority Stockholder

As of March 31, 2016, we have an aggregate of $25,030,134 of convertible debentures outstanding, all of which are held by ZH USA, LLC, our majority stockholder. ZH International is the sole member of ZH USA, LLC. ZH International is also the 85% owner of our advisor. Our directors, Zhang Jingguo and Zhang Huiqi, are affiliated with ZH International.

In connection with this offering, we expect to enter into an agreement with ZH International, our sponsor and the owner of our majority stockholder, ZH USA, LLC, to repay $      million of our outstanding convertible debentures out of the net proceeds of this offering and to convert the remaining $      million of our outstanding convertible debentures through the Debenture Conversion. Upon the completion of this offering and the completion of the Debenture Conversion, ZH USA, LLC will own     % of our outstanding common stock and     % of our outstanding OP Units.

Equity Incentive Plan

We expect to adopt an equity-based incentive award plan for our directors, officers, employees and consultants, including officers and employees of our advisor. We expect that a number of shares of our common stock equal to 7% of our outstanding shares of common stock on a fully diluted basis upon completion of this offering will be available for issuance under awards granted pursuant to our 2016 Equity Incentive Plan, less awards made upon completion of this offering. See “Management — 2016 Equity Incentive Plan” for a description of the 2016 Equity Incentive Plan and the LTIP unit awards we expect to make to our directors and officers upon completion of this offering.

Indemnification of Officers and Directors

Our charter and bylaws provide for certain indemnification rights for our directors and officers and we have entered into an indemnification agreement with each of our executive officers and directors, providing for procedures for indemnification and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors, or in other capacities, to the maximum extent permitted by Maryland law. See “Management —  Limitation of Liability and Indemnification.”

Related Party Transaction Policies

We expect that, in connection with the closing of this offering, our board of directors will adopt a written policy regarding the approval of any “related person transaction,” which is any transaction or series of transactions in which we or any of our subsidiaries is or are to be a participant, where the amount involved exceeds $120,000, and a “related person” (as defined under SEC rules) has a direct or indirect material interest. Under the policy, a related person would need to promptly disclose to our Secretary any related person transaction and all material facts about the transaction. Our Secretary would then assess and promptly communicate that information to the audit committee of our board of directors. Based on its consideration of all of the relevant facts and circumstances, our audit committee will decide whether or not to approve such transaction. If we were to become aware of an existing related person transaction that has not been pre-approved under this policy, the transaction would be referred to this committee, which would evaluate all options available, including ratification, revision or termination of such transaction. Our policy will require any director who may be interested in a related person transaction to recuse himself or herself from any consideration of such related person transaction.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We will conduct substantially all of our investment activities through our Operating Partnership and its affiliates. Our investment objectives are to increase cash flows, provide regular cash distributions, maximize the value of our healthcare facilities and acquire healthcare facilities with cash flow growth potential. Additionally, we will seek to selectively expand and upgrade both our current healthcare facilities and any newly-acquired healthcare facilities. We focus our investments on hospitals, acute care facilities and other single tenant-operator medical practice buildings such as ambulatory surgery centers, outpatient treatment facilities and diagnostic facilities. We have not established a specific policy regarding the relative priority of the investment objectives. For a discussion of our healthcare facilities and our business and other strategic objectives, see “Our Business and Healthcare Facilities.”

Our objective is to provide real estate financing solutions to locally dominant medical providers while simultaneously providing stable, long-term, community infrastructure investments to income-seeking investors. We seek to own the core patient treatment facilities of operators who are clinical leaders with dominant market share. We do not plan to invest in start-up operations or medical business turnarounds or to seek “value-add opportunities” that include lease-up of buildings with vacancy or high operating risk. Our goal is to generate high risk-adjusted returns for our stockholders by building a multi-billion dollar portfolio of patient treatment facilities that are sustainable and relevant to the communities they serve, and capable of supporting the medical practices they house for decades.

We expect to pursue our investment objectives through the ownership by our Operating Partnership of healthcare facilities, but may also make investments in other entities. We anticipate that future investment and development activity will be focused primarily in the United States in healthcare growth markets but will not be limited to any geographic area. We intend to engage in such future investment activities in a manner that is consistent with requirements applicable to REITs for U.S. federal income tax purposes. Provided that we comply with these requirements, however, there are no limitations on the percentage of our assets that may be invested in any one real estate asset.

We may enter into joint ventures from time to time if we determine that doing so would be the most effective means of allocating capital. Equity investments may be subject to existing mortgage financing and other indebtedness or such financing or indebtedness may be incurred in connection with acquiring investments. Any such financing or indebtedness will have priority over our equity interest in such healthcare facility. Investments are also subject to our policy not to be treated as an investment company under the 1940 Act.

From time to time, we may make investments or agree to terms that support the objectives of tenant-operators, without necessarily seeking to maximize our short-term financial return, to build long-term relationships and obtain investment opportunities that might otherwise be unavailable.

Temporarily Invested Funds

After receipt of proceeds upon closing of the sale of shares in this offering, and before investment in healthcare facilities, we will use the balance of our funds for general corporate and working capital purposes, including future acquisitions and development activities. Pending application of net proceeds of this offering, we intend to invest the net proceeds in interest-bearing accounts, money market accounts and interest-bearing securities in a manner that is consistent with our intention to qualify for taxation as a REIT.

Reserves for Operating Expenses

Our advisor intends to establish reserves from offering proceeds to cover unforeseen contingencies. The amount of reserves will be based upon our perceived risks related to specific healthcare facilities and there is no specific requirement in our charter documents as to the amount of reserves we must maintain.

Sale of Healthcare Facilities

We intend to hold each healthcare facility we acquire for an extended period of time, generally seven or more years. The determination of whether a property will be sold will be made after consideration of relevant factors, including prevailing economic conditions, specific real estate market conditions, tax implications for our stockholders and other factors. The requirements for qualification as a REIT for U.S. federal income tax purposes also will put some limits on our ability to sell assets after short holding periods.

The selling price of a healthcare facility that is net leased is normally dependent upon the amount of rent payable under the lease and the capitalization rate applied to that rent.

If we sell a healthcare facility, although we will focus on selling the healthcare facility for cash, we could take a purchase money obligation secured by mortgages as partial payment. The terms of payment in this situation may be affected by custom in the area in which the healthcare facility is located and by prevailing economic conditions. Payments may be spread over several years or the entire balance of the principal may be a balloon payment due at maturity. To the extent we receive notes in lieu of cash, a portion of the proceeds will not be available for payment of distributions or for reinvestment until and to the extent the notes are actually collected, sold, refinanced or otherwise liquidated. For U.S. federal income tax purposes, unless we elect otherwise, we will report the gain from such sale proportionately under the installment method of accounting as principal payments are received.

Financings and Leverage Policy

The primary objective of our financing strategy is to maintain financial flexibility with a prudent capital structure using retained cash flows, long-term debt and the issuance of common and preferred stock to finance our growth. We seek to manage our balance sheet by maintaining prudent financial ratios and leverage levels. We intend to (i) achieve opportunistic and reasonable debt service with an initial targeted leverage ratio of approximately 60% of the fair market value of our healthcare facilities and a lower targeted leverage ratio as we grow our equity capital base, (ii) establish a secured revolving credit facility to finance acquisitions in concert with other debt instruments, (iii) create staggered debt maturities that are aligned to our expected average lease term, positioning us to re-price parts of our capital structure as our rental rates change with market conditions, (iv) efficiently access the equity capital markets using a shelf registration statement once we are eligible to use Form S-3, which we expect to occur in April 2017, and (v) access international capital to avoid market cycle shortages and enhance acquisition expediency. We are not subject to any limitations on the amount of leverage we may use, and accordingly, the amount of leverage we use may be significantly less or greater than we currently anticipate.

Upon completion of this offering, our current portfolio will be subject to a combination of fixed rate, “stand-alone” non-recourse debt secured by the healthcare facilities and a $32,097,400 portfolio commercial mortgage-backed securities loan with CCRE, which we entered into on March 31, 2016 through certain of our subsidiaries. We expect to have no outstanding corporate-level indebtedness upon completion of this offering.

Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur nor do they restrict the form of our indebtedness (including recourse or non-recourse debt, cross collateralized debt, etc.). Furthermore, our board of directors may from time to time modify our debt policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our healthcare facilities, general market conditions for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors.

To the extent that our board of directors determines to obtain additional capital, we may, without stockholder approval, issue debt or equity securities, including OP units, retain earnings (subject to the REIT distribution requirements) or pursue a combination of these methods. As long as our Operating Partnership is in existence, the proceeds of all equity capital raised by us generally will be contributed to our Operating Partnership in exchange for OP units which will correspondingly dilute the ownership interests of the limited partners of our Operating Partnership.

Lending Policies

We have not made any loans to third parties, although we do not have a policy limiting our ability to make loans to other persons. We may consider offering purchase money financing in connection with the sale of healthcare facilities where the provision of that financing will increase the value to be received by us for the healthcare facility sold. We also may make loans to joint ventures in which we participate. However, we do not intend to engage in significant lending activities. Any loan we make will be consistent with maintaining our status as a REIT.

Equity Capital Policies

To the extent that our board of directors determines to obtain additional capital, we may issue debt or equity securities, including additional units or senior securities of our Operating Partnership, retain earnings (subject to provisions in the Code requiring distributions of income to maintain REIT qualification) or pursue a combination of these methods. As long as our Operating Partnership is in existence, we will generally contribute the proceeds of all equity capital raised by us to our Operating Partnership in exchange for additional interests in our Operating Partnership, which will dilute the ownership interests of the limited partners in our Operating Partnership.

Existing stockholders will have no preemptive rights to common or preferred stock or units issued in any securities offering by us, and any such offering might cause a dilution of a stockholder’s investment in us. Although we have no current plans to do so, we may in the future issue shares of our beneficial interest or Operating Partnership units in connection with acquisitions of healthcare facility.

We may, under certain circumstances, purchase shares of our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase shares of our common stock or other securities, and any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

Conflict of Interest Policies

Overview.  Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our Operating Partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the sole member of the general partner of our Operating Partnership, have fiduciary duties and obligations to our Operating Partnership and its other partners under Maryland law and the partnership agreement in connection with the management of our Operating Partnership. Our fiduciary duties and obligations, as the sole member of the general partner of our Operating Partnership, may come into conflict with the duties of our directors and officers to our company. Our officers and certain of our directors will be limited partners of our Operating Partnership.

Unless otherwise provided for in the partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of loyalty and care and which generally prohibits such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The limited partners of our Operating Partnership expressly will acknowledge that as the sole member of the general partner of our Operating Partnership, we are acting for the benefit of the Operating Partnership, the limited partners and our stockholders, collectively. We will be under no obligation to consider the separate interests of the limited partners of our Operating Partnership in deciding whether to cause the Operating Partnership to take or decline to take any actions. In the event of a conflict between the interests of our stockholders on the one hand and the limited partners of our Operating Partnership on the other hand, we, as general partner of the Operating Partnership, will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners of the Operating Partnership. However, for so long as we own a controlling interest in the Operating Partnership, any conflict that we determine cannot be resolved in a manner that is not adverse to either our stockholders or the limited partners of the Operating Partnership will be resolved in favor of our stockholders. We, as general partner of the Operating Partnership, will not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners of the Operating Partnership in connection with such decisions.

The partnership agreement for our Operating Partnership expressly limits our liability by providing that neither we, as general partner of the Operating Partnership, nor any of our directors, officers, agents or employees, will be liable or accountable in damages to our Operating Partnership, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission if we, or such director or officer, acted in good faith. In addition, our Operating Partnership is required to indemnify us, our affiliates and each of our respective officers, directors, employees and agents to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Operating Partnership, provided that our Operating Partnership will not indemnify, where it is established that (1) an act or omission was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) an indemnitee received an improper personal benefit in money, property or services, or (3) in the case of a criminal proceeding, the indemnitee had reasonable cause to believe the act or omission was unlawful.

The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been resolved in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties that would be in effect under common law were it not for the partnership agreement. The partnership agreement provides that we are not be liable to our Operating Partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by our Operating Partnership or any limited partner, except for liability for our intentional harm or gross negligence. The partnership agreement also provides that any obligation or liability in our capacity as the sole member of the general partner of our Operating Partnership that may arise at any time under the partnership agreement or any other instrument, transaction or undertaking contemplated by the partnership agreement will be satisfied, if at all, out of our assets or the assets of our Operating Partnership only, and no obligation or liability of the general partner will be personally binding upon any of our directors, stockholders, officers, employees or agents, regardless of whether such obligation or liability is in the nature of contract, tort or otherwise, and none of our directors or officers will be liable or accountable in damages or otherwise to the partnership, any partner or any assignee of a partner for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission. Our Operating Partnership must indemnify us, our directors and officers, officers of our Operating Partnership and any other person designated by us against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, that relate to the operations of the Operating Partnership, unless (1) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) for any transaction for which such person actually received an improper personal benefit in violation or breach of any provision of the partnership agreement, or (3) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

Our Operating Partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our Operating Partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person’s right to indemnification under the partnership agreement) or if the person is found to be liable to our Operating Partnership on any portion of any claim in the action.

Sale or Refinancing of Healthcare Facilities.  Upon the sale of certain of the healthcare facilities to be owned by us, certain unitholders could incur adverse tax consequences which are different from the tax consequences to us and to holders of our common stock. Consequently, unitholders may have differing objectives regarding the appropriate pricing and timing of any such sale or repayment of indebtedness.

Policies Applicable to All Directors and Officers.  Our charter and bylaws do not restrict any of our directors, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction that we have an interest in or from conducting, for their own account, business activities of the type we conduct. We intend, however, to adopt policies that are designed to eliminate or minimize potential conflicts of interest, including a policy for the review, approval or ratification of any related party transactions. This policy will provide that the audit committee of our board of directors will review the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party before approving such transaction. We will also adopt a code of business conduct and ethics, which will provide that all of our directors, officers and employees are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information or position without our consent. See “Management — Code of Business Conduct and Ethics.” However, we cannot assure you that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation, firm or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, provided that:

•	the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or such committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;
•	the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or
•	the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

Furthermore, under Delaware law (where our Operating Partnership is formed), we, as general partner of our Operating Partnership, have a fiduciary duty to our Operating Partnership and, consequently, such transactions are also subject to the duties of care and loyalty that we, as general partner, owe to limited partners in our Operating Partnership (to the extent such duties have not been eliminated pursuant to the terms of the partnership agreement). We will adopt a policy which requires that all contracts and transactions between us, our Operating Partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director (or has similar position) or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of our disinterested directors. Where appropriate, in the judgment of our disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so.

Policies With Respect To Other Activities

We will have authority to offer common stock, preferred stock or options to purchase shares in exchange for property and to repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. As described in “Description of the Partnership Agreement of Global Medical REIT LP” we expect, but are not obligated, to issue common stock to holders of OP units upon some or all of their exercises of their redemption rights. Except in connection with the initial capitalization of our company and our Operating Partnership, we have not issued common stock, units or any other securities in exchange for property or any other purpose, and our board of directors has no present intention of causing us to repurchase any shares of our common stock. Our board of directors has the authority, without further stockholder approval, to amend our charter to increase or decrease the number of authorized common or preferred stock and authorize us to issue additional common or preferred stock, in one or more series, including senior securities, in any manner, and on the terms and for the consideration, it deems appropriate. See “Description of Our Capital Stock.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than our Operating Partnership and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code, or the Treasury regulations, our board of directors determines that it is no longer in our best interest to qualify as a REIT. In addition, we intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act.

Reporting Policies

We intend to make available to our stockholder annual reports, including our audited financial statements. Pursuant to the requirements of the Exchange Act, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

STRUCTURE AND FORMATION OF OUR COMPANY

Overview

We were incorporated in the state of Nevada on March 18, 2011 under the name Scoop Media, Inc. In September 2013, a majority of our shares of common stock were acquired by ZH International Holdings, Ltd., which was previously known as Heng Fai Enterprises, Ltd. Effective January 6, 2014, we changed our name to Global Medical REIT Inc. in connection with our conversion into a Maryland corporation. We will conduct our business through an UPREIT structure in which our healthcare facilities are owned by our Operating Partnership directly or through limited partnerships, limited liability companies or other subsidiaries, as described below under “— Our Operating Partnership.” We are the sole member of the general partner, which is the sole general partner of our Operating Partnership and, upon completion of this offering, will own approximately      % of the partnership interests in our Operating Partnership. Our board of directors will oversee our business and affairs.

Our Operating Partnership

In March 2016, we formed our Operating Partnership and will contribute our healthcare facilities to the Operating Partnership in exchange for common units of limited partnership interest in the Operating Partnership. We own Global Medical REIT GP, LLC, which is the sole general partner of our Operating Partnership.

Following the completion of this offering, substantially all of our assets will be held by, and our operations will be conducted through, our Operating Partnership. We will contribute the net proceeds from this offering to our Operating Partnership in exchange for partnership interests therein. Our interest in our Operating Partnership will generally entitle us to share in cash distributions from, and in the profits and losses of, our Operating Partnership in proportion to our percentage ownership. As the sole general partner of our Operating Partnership, we will generally have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described more fully below in “Description of the Partnership Agreement of Global Medical REIT LP” Our board of directors will manage our business and affairs.

Beginning on the first anniversary of the completion of this offering, each limited partner of our Operating Partnership will have the right to require our Operating Partnership to redeem part or all of its OP units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the redemption, or, at our election, shares of our common stock on a one-for-one basis, subject to certain adjustments and the restrictions on ownership and transfer of our shares of common stock set forth in our charter and described under the section entitled “Description of Our Capital Stock — Restrictions on Ownership and Transfer.” With each redemption of LTIP units, our percentage ownership interest in our Operating Partnership and our share of our Operating Partnership’s cash distributions and profits and losses will increase. See “Description of the Partnership Agreement of Global Medical REIT LP.”

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF GLOBAL MEDICAL REIT LP

The following summarizes the material terms of the agreement of limited partnership of our Operating Partnership, a copy of which is an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Management

We are the sole member of Global Medical REIT GP, LLC, which is the sole general partner of our Operating Partnership, a Delaware limited partnership. We will conduct substantially all of our operations and make substantially all of our investments through our Operating Partnership. Pursuant to the partnership agreement, the general partner will have full, complete and exclusive responsibility and discretion in the management and control of our Operating Partnership, including the ability to cause our Operating Partnership to enter into certain major transactions including acquisitions, dispositions, refinancings and selection of lessees, to make distributions to partners and to cause changes in our Operating Partnership’s business activities.

Transferability of Interests

Holders of OP units of our Operating Partnership may not transfer their units without the consent of the general partner of the Operating Partnership. We may not engage in any merger, consolidation or other combination, or sale of all or substantially all of our assets in a transaction that results in a change in control of our Company unless:

•	we receive the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by our company or its subsidiaries);
•	as a result of such transaction, all limited partners (other than our company or its subsidiaries) will receive, or have the right to receive, for each OP unit an amount of cash, securities or other property equal or substantially equivalent in value to the product of the conversion factor and the greatest amount of cash, securities or other property paid in the transaction to a holder of one share of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of OP units (other than those held by our company or its subsidiaries) shall be given the option to exchange its OP units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or
•	we are the surviving entity in the transaction and either (A) our stockholders do not receive cash, securities or other property in the transaction or (B) all limited partners (other than our company or its subsidiaries) receive for each OP unit an amount of cash, securities or other property equal or substantially equivalent in value to the product of the conversion factor and the greatest amount of cash, securities or other property received in the transaction by a holder of one share of our common stock.

We also may merge with or into or consolidate with another entity if immediately after such merger or consolidation (i) substantially all of the assets of the successor or surviving entity, other than OP units held by us, are contributed, directly or indirectly, to the partnership as a capital contribution in exchange for OP units with a fair market value equal to the value of the assets so contributed as determined by the survivor in good faith and (ii) the survivor expressly agrees to assume all of our obligations under the partnership agreement, including those of the general partner, and the partnership agreement shall be amended after any such merger or consolidation so as to arrive at a new method of calculating the amounts payable upon exercise of the redemption right that approximates the existing method for such calculation as closely as reasonably possible.

We also may cause the general partner to (i) transfer all or any portion of its general partnership interest to (A) a wholly owned subsidiary or (B) a parent company, and following such transfer may withdraw as the sole member of the general partner, and (ii) engage in a transaction required by law or by the rules of any national securities exchange or OTC interdealer quotation system on which our common stock is listed.

Without the consent of the limited partners, we may (i) merge or consolidate our Operating Partnership with or into any other domestic or foreign partnership, limited partnership, limited liability company or corporation or (ii) sell all or substantially all of the assets of our Operating Partnership in a transaction pursuant to which the limited partners (other than us or any of its subsidiaries) receive consideration as set forth above.

Capital Contributions

We will contribute, directly, to our Operating Partnership substantially all of the net proceeds of this offering as a capital contribution in exchange for additional OP units. Upon completion of this offering and the contribution of the net proceeds of this offering to our Operating Partnership, we will own an approximate      % (     % if the underwriters exercise their overallotment option in full) partnership interest in our Operating Partnership, including general and OP units, directly. The partnership agreement provides that if our Operating Partnership requires additional funds at any time in excess of funds available to our Operating Partnership from borrowings or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to our Operating Partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the partnership agreement, we are obligated to contribute the net proceeds of any future offering of shares as additional capital to our Operating Partnership. If we contribute additional capital to our Operating Partnership, we will receive additional OP units and our percentage interest will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of our Operating Partnership at the time of such contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us. In addition, if we contribute additional capital to our Operating Partnership, the general partner will revalue the property of our Operating Partnership to its fair market value (as determined by the general partner) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement if there were a taxable disposition of such property for its fair market value (as determined by the general partner) on the date of the revaluation. Our Operating Partnership may issue preferred partnership interests, in connection with acquisitions of property or otherwise, which could have priority over common partnership interests with respect to distributions from our Operating Partnership, including the partnership interests we own.

Redemption Rights

Pursuant to the partnership agreement, limited partners, other than us, will receive redemption rights, which will enable them to cause our Operating Partnership to redeem their OP units in exchange for cash or, at the option of the general partner, shares of our common stock on a one-for-one basis, commencing one year from the date of issuance of such units. Redemptions will generally occur only on the first day of each calendar quarter. Limited partners must submit an irrevocable notice to our Operating Partnership of the intention to be redeemed no less than 60 days prior to the redemption date, and each limited partner must submit for redemption at least 1,000 OP units or, if such limited partner holds less than 1,000 OP units, all the OP units owned by such limited partner. The number of shares of common stock issuable upon redemption of OP units held by limited partners may be adjusted upon the occurrence of certain events such as share dividends, share subdivisions or combinations. We expect to fund any cash redemptions out of available cash or borrowings. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption rights if the delivery of common stock to the redeeming limited partner would:

•	result in any person owning, directly or indirectly, shares of common stock in excess of the share ownership limit in our charter;
•	result in our being owned by fewer than 100 persons (determined without reference to any rules of attribution);
•	result in our being “closely held” within the meaning of Section 856(h) of the Code;
•	cause us to own, actually or constructively, 10% or more of the ownership interests in a tenant (other than a TRS) of ours, our Operating Partnership’s or a subsidiary partnership’s real property, within the meaning of Section 856(d)(2)(B) of the Code;

•	cause us to fail to qualify as a REIT under the Code; or
•	cause the acquisition of common stock by such redeeming limited partner to be “integrated” with any other distribution of common stock or OP units for purposes of complying with the registration provisions of the Securities Act.

The general partner may, in its sole and absolute discretion, waive any of these restrictions.

The partnership agreement requires that our Operating Partnership be operated in a manner that enables us to satisfy the requirements for being classified as a REIT, to avoid any U.S. federal income or excise tax liability imposed by the Code (other than any U.S. federal income tax liability associated with our retained capital gains) and to ensure that the partnership will not be classified as a “publicly traded partnership” taxable as a corporation under Section 7704 of the Code.

Partnership Expenses

In addition to the administrative and operating costs and expenses incurred by our Operating Partnership, our Operating Partnership generally will pay all of our administrative costs and expenses, including:

•	all expenses relating to our continuity of existence and our subsidiaries’ operations;
•	all expenses relating to offerings and registration of securities;
•	all expenses associated with any repurchase by us of any securities;
•	all expenses associated with the preparation and filing of any of our periodic or other reports and communications under federal, state or local laws or regulations;
•	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body;
•	all administrative costs and expenses, including salaries and other payments to directors, officers or employees;
•	all expenses associated with any 401(k) plan, advisor compensation plan or other plan of the advisor providing compensation to our employees;
•	all expenses incurred by us relating to any issuance or redemption of OP units; and
•	all of our other operating or administrative costs incurred in the ordinary course of business on behalf of our Operating Partnership.

These expenses, however, do not include any of our administrative and operating costs and expenses incurred that are attributable to health care facilities that, in the future, may be owned by us directly rather than by our Operating Partnership or its subsidiaries.

Fiduciary Responsibilities

Our directors and officers have duties under applicable Maryland law to oversee our management in a manner consistent with our best interests. At the same time, the general partner of our Operating Partnership has fiduciary duties to manage our Operating Partnership in a manner beneficial to our Operating Partnership and its partners. The general partner’s duties to our Operating Partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to us. The partnership agreement provides that in the event of a conflict between the interests of our stockholders on the one hand and the limited partners of the Operating Partnership on the other hand, the general partner will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that so long as we own a controlling interest in the Operating Partnership, any such conflict that we, in our sole and absolute discretion, determine cannot be resolved in a manner not adverse to either our stockholders or the limited partners shall be resolved in favor of our stockholders and we shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions.

Distributions

The partnership agreement provides that our Operating Partnership will distribute cash from operations (including net sale or refinancing proceeds, but excluding net proceeds from the sale of our Operating Partnership’s property in connection with the liquidation of our Operating Partnership) at such time and in such amounts as determined by the general partner in its sole discretion, to us and the other limited partners in accordance with their respective percentage interests in our Operating Partnership.

Upon liquidation of our Operating Partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans, any remaining assets of the partnership will be distributed to us and the other limited partners with positive capital accounts in accordance with their respective positive capital account balances.

LTIP Units

LTIP units are a class of OP units in our Operating Partnership and, if issued, will receive the same regular per-unit profit distributions as the other outstanding units in our Operating Partnership. LTIP units, if issued, will not have full parity with other outstanding units with respect to liquidating distributions. Generally, under the terms of the LTIP units, if issued, our Operating Partnership will revalue its assets upon the occurrence of certain specified events, and any increase in valuation from the issuance of the LTIP units until such event will be allocated first to the LTIP unit holders to equalize the capital accounts of such holders with the capital accounts of holders of our other outstanding OP units. Upon equalization of the capital accounts of the LTIP unit holders with the capital accounts of the other holders of our OP units, the LTIP units will achieve full parity with our other OP units for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIP units may be converted into an equal number of OP units at any time, and thereafter enjoy all the rights of such units, including redemption rights. However, there are circumstances under which such parity would not be reached. Until and unless such parity is reached, the value for a given number of vested LTIP units will be less than the value of an equal number of shares of our common stock.

Allocations

Profits and losses of the partnership (including depreciation and amortization deductions) for each fiscal year generally will be allocated to us and the other limited partners in accordance with the respective percentage interests in the partnership. All of the foregoing allocations are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and Treasury regulations promulgated thereunder. To the extent Treasury regulations promulgated pursuant to Section 704(c) of the Code permit, the general partner shall have the authority to elect the method to be used by our Operating Partnership for allocating items with respect to contributed property acquired for OP units for which fair market value differs from the adjusted tax basis at the time of contribution. Any such election shall be binding on all partners. Upon the occurrence of certain specified events, our Operating Partnership will revalue its assets and any net increase in valuation will be allocated first to the LTIP units to equalize the capital accounts of such holders with the capital accounts of the holders of the other outstanding units in our Operating Partnership.

Registration Rights

Pursuant to the terms of our Operating Partnership’s partnership agreement, following the date on which we become eligible to use a registration statement on Form S-3 for the registration of securities and subject to certain further conditions as set forth in our Operating Partnership’s partnership agreement, we will be obligated to file a shelf registration statement covering the issuance or resale of shares of our common stock received by limited partners upon redemption of their OP units will agree:

•	to use our commercially reasonable efforts to have the registration statement declared effective;
•	to register or qualify such shares under the securities or blue sky laws of such jurisdictions within the United States as required by law;
•	to list shares of our common stock issued pursuant to the exercise of redemption rights on any securities exchange or national market system upon which our common stock is then listed; and

•	to indemnify limited partners exercising redemption rights against all losses caused by any untrue statement of a material fact contained in the registration statement, preliminary prospectus or prospectus or caused by any omission to state a material fact required to be stated or necessary to make the statements therein not misleading, except insofar as such losses are caused by any untrue statement or omission based upon information furnished to us by such limited partners.

As a condition to our obligations with respect to such registration, each limited partner will agree:

•	that no limited partner will offer or sell shares of common stock that are issued upon redemption of their OP units until such shares have been included in an effective registration statement;
•	that, if we determine in good faith that registration of shares for resale would require the disclosure of important information that we have a business purpose for preserving as confidential, the registration rights of each limited partner will be suspended until we notify such limited partners that suspension of their registration rights is no longer necessary (so long as we do not suspend their rights for more than 180 days in any 12-month period);
•	that if we propose an underwritten public offering, each limited partner will agree not to effect any offer, sale or distribution of our shares of common stock during the period commencing on the tenth day prior to the expected effective date of a registration statement filed with respect to the public offering or commencement date of a proposed offering and ending on the date specified by the managing underwriter for such offering; and
•	to indemnify us and each of our officers, directors and controlling persons against all losses caused by any untrue statement or omission contained in (or omitted from) any registration statement based upon information furnished to us by such limited partner.

Subject to certain exceptions, our Operating Partnership will pay all expenses in connection with the exercise of registration rights under our Operating Partnership’s partnership agreement.

Amendments of the Partnership Agreement

The general partner, without the consent of the limited partners, may amend the partnership agreement in any respect; provided that the following amendments require the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by us or our subsidiaries):

•	any amendment affecting the operation of the conversion factor (for holders of LTIP units) or the redemption right (except as otherwise provided in the partnership agreement) in a manner that adversely affects the limited partners in any material respect;
•	any amendment that would adversely affect the rights of the limited partners to receive the distributions payable to them under the partnership agreement, other than with respect to the issuance of additional OP units pursuant to the partnership agreement;
•	any amendment that would alter our Operating Partnership’s allocations of profit and loss to the limited partners, other than with respect to the issuance of additional OP units pursuant to the partnership agreement; or
•	any amendment that would impose on the limited partners any obligation to make additional capital contributions to our Operating Partnership.

Indemnification and Limitation of Liability

The limited partners of our Operating Partnership expressly acknowledge that the general partner of our Operating Partnership is acting for the benefit of our Operating Partnership, the limited partners (including us) and our stockholders collectively and that we are under no obligation to consider the separate interests of the limited partners (including, without limitation, the tax consequences to some or all of the limited partners) in deciding whether to cause our Operating Partnership to take, or decline to take, any actions. The partnership agreement provides that in the event of a conflict between the interests of our stockholders on the one hand, and the limited partners of our Operating Partnership on the other hand, the general partner will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners, provided however, that so long as we own a controlling interest in our Operating Partnership, any such conflict that the general partner, in its sole and absolute discretion, determines cannot be resolved in a manner not adverse to either our stockholders or the limited partners will be resolved in favor of our stockholders, and neither the general partner nor our company will be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions.

To the extent permitted by applicable law, the partnership agreement will provide for the indemnification of the general partner, and our officers, directors, employees, agents and any other persons we may designate from and against any and all claims arising from operations of our Operating Partnership in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established by a court of competent jurisdiction that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;
•	the indemnitee actually received an improper personal benefit in money, property or services; or
•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Similarly, the general partner of our Operating Partnership, and our officers, directors, agents or employees, will not be liable for monetary damages to our Operating Partnership or the limited partners for losses sustained or liabilities incurred as a result of errors in judgment or mistakes of fact or law or of any act or omission so long as any such party acted in good faith.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Term

Our Operating Partnership will continue indefinitely or until sooner dissolved upon:

•	the bankruptcy, dissolution, removal or withdrawal of the general partner (unless the limited partners elect to continue the partnership);
•	the passage of 90 days after the sale or other disposition of all or substantially all of the assets of the partnership;
•	the redemption of all OP units (other than those held by us, if any) unless we decide to continue the partnership by the admission of one or more limited partners; or
•	an election by us in our capacity as the sole member of the general partner.

Tax Matters

Our Operating Partnership agreement provides that the sole general partner of the Operating Partnership is the tax matters partner and “partnership representative” of the Operating Partnership and, as such, has authority to handle tax audits and to make tax elections under the Code on behalf of the Operating Partnership.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of shares of our common stock as of March 31, 2016, and after giving to this offering, including and shares of our common stock issuable upon redemption of OP units and LTIP units to be outstanding following the completion of this offering for (1) each person who is or is expected to be the beneficial owner of 5% or more of our outstanding shares of common stock immediately following the completion of this offering, (2) each of our directors, director nominees and named executive officers, and (3) all of our directors, director nominees and executive officers as a group. Each person named in the table has sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The extent to which a person will hold OP units or LTIP units, as opposed to shares of common stock, is set forth in the footnotes below.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options or other rights (as set forth above) held by that person that are exercisable as of the completion of this offering or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Unless otherwise indicated, the address of each named person is c/o Global Medical REIT, Inc., 4800 Montgomery Lane #450, Bethesda, Maryland 20814. No shares beneficially owned by any executive officer, director or director nominee have been pledged as security for a loan.

	As of March 31, 2016		After the Offering
Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage of Shares	Number of Shares Beneficially Owned(4)	Percentage of Shares
David A. Young	—	—	—	—
Conn Flanigan	—	—	—	—
Donald McClure	—	—	—	—
Jeffrey Busch	—	—	—	—
Zhang Jingguo(2)(3)	3,388,937	99.97%	—	—
Ronald Marston	—	—	—	—
Roscoe Moore	—	—	—	—
Henry Cole	—	—	—	—
Danica Holley	—	—	—	—
Alfonzo Leon	—	—	—	—
Matthew L. Cypher, Ph. D	—	—	—	—
Kurt R. Harrington	—	—	—	—
Zhang Huiqi	—	—	—	—
ZH USA, LLC(2)	3,388,937	99.97%	—	—
All executive officers, directors and director nominees as a group (15 people)	3,388,937	99.97%	—	—

(1)	Based on 1,426,656 shares of common stock outstanding and 1,963,456 shares issuable to ZH USA, LLC as of March 31, 2016 pursuant to outstanding convertible debentures.

(2)	The amount beneficially owned by Mr. Zhang Jingguo consists of 1,425,481 shares owned by ZH USA, LLC and 1,963,456 shares issuable to ZH USA, LLC, as of March 31, 2016, pursuant to outstanding convertible debentures. Mr. Zhang has voting and dispositive control over securities held by ZH USA, LLC, whose address is 24/F Wyndham Place, 40-44 Wyndham Street, Central, Hong Kong, PRC.
(3)	Mr. Zhang is the Managing Director of ZH International Holdings, Ltd., the owner of ZH USA, LLC and has voting and dispositive control over securities held by ZH USA, LLC.
(4)	Assumes shares are sold in the offering, $ of outstanding debentures are repaid upon completion of the offering, and $ of outstanding debentures are converted into shares of common stock and OP units upon completion of the offering based on the offering price. Excludes an aggregate of LTIP units expected to be issued to certain directors and officers upon completion of the offering, all of which will be subject to forfeiture restrictions, will not be convertible into common stock while such forfeiture restrictions remain in place and will not be eligible to vote prior to conversion into common stock.

DESCRIPTION OF OUR CAPITAL STOCK

The following is a summary of the rights and preferences of our capital stock that will be in effect immediately following the completion of this offering. While we believe that the following description covers the material terms of our capital stock, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire prospectus, our charter and bylaws and the relevant provisions of Maryland law for a more complete understanding of our capital stock. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part and the following summary, to the extent it relates to those documents, is qualified in its entirety by reference thereto. See “Where You Can Find More Information.”

General

Our charter provides that we may issue up to 510,000,000 shares of capital stock, consisting of 500,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. As of March 31, 2016, 1,426,656 shares of common stock are issued and outstanding on a fully diluted basis. Our charter authorizes our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares or the number of shares of any class or series without stockholder approval. Upon completion of this offering,      shares of common stock will be issued and outstanding on a fully diluted basis, including      shares if the underwriters’ overallotment option is exercised in full, and no preferred stock will be issued and outstanding. Our equity incentive plan provides for grants of equity-based awards up to an aggregate of a number of shares of our common stock equal to 7% of the outstanding shares of our common stock upon completion of this offering (on a fully diluted basis and including any shares sold pursuant to the underwriters’ exercise of their overallotment option, less the number of shares underlying the LTIP units we will grant upon closing of this offering).

Under Maryland law, stockholders are not personally liable for the obligations of a corporation solely as a result of their status as stockholders.

Common Stock

All of the shares of common stock offered by this prospectus will be duly authorized, fully paid and nonassessable. Subject to the preferential rights, if any, of holders of any other class or series of stock and to the provisions of our charter regarding the restrictions on ownership and transfer of stock, holders of our shares of common stock are entitled to receive distributions on such shares of common stock out of assets legally available therefor if, as and when authorized by our board of directors and declared by us, and the holders of our common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all of our known debts and liabilities, and subject to the rights of holders of our preferred stock, if any outstanding at such time.

The shares of our common stock that we are offering will be issued by us and do not represent any interest or obligation of our advisor or any of its affiliates. Further, the shares are not a deposit or other obligation of any bank, are not an insurance policy of any insurance company and are not insured or guaranteed by the FDIC, any other governmental agency or any insurance company. The shares of our common stock will not benefit from any insurance guaranty coverage or any similar protection.

Subject to the provisions of our charter regarding the restrictions on ownership and transfer of shares of stock and except as may otherwise be specified in the terms of any class or series of stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of such share of common stock will possess the exclusive voting power. There is no cumulative voting in the election of our directors, which means that the stockholders entitled to cast a majority of the votes entitled to be cast in the election of directors can elect all of the directors then standing for election, and the remaining stockholders will not be able to elect any directors.

Holders of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to the restrictions on ownership and transfer of stock contained in our charter and the terms of any other class or series of stock, all of our shares of common stock will have equal dividend, liquidation and other rights.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert or consolidate with another entity, sell all or substantially all of its assets, engage in a statutory share exchange unless the action is advised by our board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority) is specified in the corporation’s charter. Our charter provides that, except for amendments to the provisions of our charter relating to (i) the removal of directors, (ii) the restrictions on ownership and transfer of our capital stock and (iii) the vote required to amend such provisions (each of which requires the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes to be cast on the matter) and certain amendments that require, pursuant to the MGCL, only approval by our board of directors, these actions may be taken only if advised by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.

Power to Reclassify Our Unissued Shares of Beneficial Interest

Our charter authorizes our board of directors to classify and reclassify any unissued shares of common or preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority with respect to voting rights, dividends or upon liquidation over our common stock, and authorizes us to issue the newly classified shares. Prior to the issuance of shares of each class or series, our board of directors is required by Maryland law and by our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Therefore, our board of directors could authorize the issuance of shares of common or preferred stock that have priority over our shares of common stock as to voting rights, dividends or upon liquidation or with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders. No shares of preferred stock are presently outstanding, and we have no present plans to issue any shares of preferred stock.

Power to Increase or Decrease Authorized Shares of Stock and Issue Additional Shares of Common and Preferred Stock

We believe that the power of our board of directors to amend our charter to increase or decrease the number of authorized shares of stock, to authorize us to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the shares of common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any shares exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not intend to do so, it could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders.

Restrictions on Ownership and Transfer

For us to qualify as a REIT under the Code, our shares of common stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

To assist us to qualify as a REIT, among other purposes, our charter, subject to certain exceptions, restricts the amount of our shares of common stock that a person may beneficially or constructively own. Our charter provides that, subject to certain exceptions, no person may beneficially or constructively own more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our stock.

Our charter also prohibits any person from (i) beneficially owning shares of stock to the extent that such beneficial ownership would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of the taxable year), (ii) transferring our shares of common stock to the extent that such transfer would result in our shares of common stock being beneficially owned by less than 100 persons (determined under the principles of Section 856(a)(5) of the Code), (iii) beneficially or constructively owning our shares of common stock to the extent such beneficial or constructive ownership would cause us to constructively own ten percent or more of the ownership interests in a tenant (other than a TRS) of our real property within the meaning of Section 856(d)(2)(B) of the Code, (iv) beneficially or constructively owning or transferring our shares of common stock if such ownership or transfer would otherwise cause us to fail to qualify as a REIT under the Code, including, but not limited to, as a result of any operators that manage “qualified healthcare properties” for a TRS failing to qualify as “eligible independent contractors” under the REIT rules or (v) transferring our shares of capital stock if, as a result of such transfer, the fair market value of our capital stock owned directly or indirectly by Non-U.S. Persons (as defined in our charter) would comprise 50% or more of the fair market value of our issued and outstanding capital stock. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our shares of common stock that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned our shares of common stock that resulted in a transfer of shares of our stock to a charitable trust (as described below), is required to give written notice immediately to us, or in the case of a proposed or attempted transaction, to give at least 15 days’ prior written notice, and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Our board of directors, in its sole discretion, may prospectively or retroactively exempt a person from the limits described in the paragraph above and may establish or increase an excepted holder limit for such person. The person seeking an exemption must provide to our board of directors such representations, covenants and undertakings as our board of directors may deem appropriate in order to conclude that granting the exemption and establishing or increasing the excepted holder limit, will not cause us to lose our status as a REIT. Our board of directors may not grant such an exemption to any person if such exemption would result in our failing to qualify as a REIT. Our board of directors may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to the board of directors, in its sole discretion, in order to determine or ensure our status as a REIT.

Any attempted transfer of our shares of common stock which, if effective, would violate any of the restrictions described above (or, upon the occurrence of any event that would result in the fair market value of our capital stock owned directly or indirectly by Non-U.S. Persons (as defined in our charter) comprising 50% or more of the fair market value of our issued and outstanding capital stock) will result in the number of shares causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, except that any transfer that results in the violation of the restriction relating to (i) our shares of common stock being beneficially owned by fewer than 100 persons or (ii) 50% or more of the fair market value of our issued and outstanding capital stock being owned directly or indirectly by Non-U.S. Persons (as defined in our charter), will be void ab initio. In either case, the proposed transferee will not acquire any rights in such shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the trust. Shares held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares held in the trust, will have no rights to dividends or other distributions and will have no rights to vote or other rights attributable to the shares held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership and transfer limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee (net of any commission and other expenses of sale) from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends or other distributions paid to the proposed transferee and owed by the proposed transferee to the trustee. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that our shares of common stock have been transferred to the trust, the shares are sold by the proposed transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he or she was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares of stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer, which we may reduce by the amount of dividends and distributions paid to the proposed transferee and owed by the proposed transferee to the trustee. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

If a transfer to a charitable trust, as described above, would be ineffective for any reason to prevent a violation of a restriction, the transfer that would have resulted in such violation will be void ab initio, and the proposed transferee shall acquire no rights in such shares.

Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our shares of common stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his or her name and address, the number of shares of each class and series of our stock that he or she beneficially owns and a description of the manner in which the shares are held. Each such owner will provide us with such additional information as we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder will upon demand be required to provide us with such information as we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the stock ownership limit.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Stock Exchange Listing

Our common stock is currently quoted on the OTC under the symbol “GMRE.” We intend to apply to list our common stock on the NYSE under the symbol “GMRE.”

Transfer Agent and Registrar

We expect the transfer agent and registrar for our common stock to be American Stock Transfer & Trust Company, LLC.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

Although the following summary describes certain provisions of Maryland law and of our charter and bylaws, it is not a complete description of Maryland law and our charter and bylaws, copies of which are available from us upon request. See “Where You Can Find More Information.”

Number of Directors; Vacancies

Our charter and bylaws provide that the number of our directors may be established by our board of directors but may not be more than 15.

Each of our directors will be elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. A plurality of all votes cast on the matter at a meeting of stockholders at which a quorum is present is sufficient to elect a director. The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at a meeting constitutes a quorum.

Removal of Directors

Our charter provides that, subject to the rights of holders of any series of preferred stock, a director may be removed only for “cause,” and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. For this purpose, “cause” means, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty. These provisions, when coupled with the exclusive power of our board of directors to fill vacancies on our board of directors, generally precludes stockholders from (i) removing incumbent directors except for “cause” and with a substantial affirmative vote and (ii) filling the vacancies created by such removal with their own nominees.

Resignation Policy for Directors

Directors are elected by a plurality of votes cast. Our board of directors will adopt a policy regarding the election of directors in uncontested elections. Pursuant to such policy, in an uncontested election of directors, any nominee who receives a greater number of votes affirmatively withheld from his or her election than votes for his or her election will, within two weeks following certification of the stockholder vote by our company, submit a written resignation offer to our board of directors for consideration by our Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee will consider the resignation offer and, within 60 days following certification by our company of the stockholder vote with respect to such election, will make a recommendation to our board of directors concerning the acceptance or rejection of the resignation offer. Our board of directors will take formal action on the recommendation no later than 90 days following certification of the stockholder vote by our company. We will publicly disclose, in a Form 8-K filed with the SEC, the decision of our board of directors. Our board of directors will also provide an explanation of the process by which the decision was made and, if applicable, its reason or reasons for rejecting the tendered resignation.

Business Combinations

Under certain provisions of the MGCL applicable to Maryland corporations, certain “business combinations,” including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities, between a Maryland corporation and an “interested stockholder” or, generally, any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting shares or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the corporation’s then outstanding voting stock, or an affiliate of such an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of the corporation’s outstanding voting stock and (b) two-thirds of the votes entitled to be cast by holders of the corporation’s voting stock other than stock held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. Under the MGCL, a person is not an “interested stockholder” if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. A corporation’s board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution exempted business combinations between us and any other person from these provisions of the MGCL, provided that the business combination is first approved by our board of directors, including a majority of directors who are not affiliates or associates of such person, and, consequently, the five year prohibition and the supermajority vote requirements will not apply to such business combinations. As a result, any person may be able to enter into business combinations with us that may not be in the best interests of our stockholders without compliance by us with the supermajority vote requirements and other provisions of the statute. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or our board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (1) a person who makes or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of corporation. “Control shares” are voting shares which, if aggregated with all other such shares owned by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (A) one-tenth or more but less than one-third, (B) one-third or more but less than a majority or (C) a majority or more of all voting power. Control shares do not include shares that the acquirer is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquirer does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to (a) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our shares. There is no assurance that such provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board;
•	a two-thirds vote requirement for removing a director;
•	a requirement that the number of directors be fixed only by vote of the directors;
•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and
•	a majority requirement for the calling of a special meeting of stockholders.

Our charter provides that, at such time as we are eligible to make a Subtitle 8 election, we elect to be subject to the provision of Subtitle 8 that requires that vacancies on our board may be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (1) require the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter for the removal of any director from the board, which removal will be allowed only for cause, (2) vest in the board the exclusive power to fix the number of directorships and (3) require, unless called by our chairman, chief executive officer, president or the board of directors, the request of stockholders entitled to cast not less than a majority of the votes entitled to be cast at such meeting to call a special meeting of stockholders.

Meetings of Stockholders

Pursuant to our charter and bylaws, a meeting of our stockholders for the purpose of the election of directors and the transaction of any business will be held annually on a date and at the time and place set by our board of directors. In addition, our chairman, chief executive officer, president or board of directors may call a special meeting of our stockholders. Our bylaws provide that a special meeting of our stockholders to act on any matter that may properly be considered at a meeting of our stockholders must also be called by our secretary upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at the meeting complying with our bylaws and containing the information required by our bylaws.

Mergers; Extraordinary Transactions

Under Maryland law, a Maryland corporation generally cannot merge with another entity, dissolve, convert into or consolidate with another entity, sell all or substantially all of its assets, or engage in a statutory share exchange unless advised by its board of directors and approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides that these actions may be taken only if such action is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.

Amendment to Our Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot amend its charter unless advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a different percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the company’s charter.

Our charter provides that except for amendments to the provisions of our charter related to (i) the removal of directors, (ii) the restrictions on transferred ownership of our capital stock and (iii) the vote required to amend such amendment provisions (each of which require the affirmative vote of the holders of not less than two-thirds of all the votes entitled to be cast on the matter) and certain amendments that pursuant to the MGCL require only approval by our board of directors, our charter may be amended only with the approval of our board of directors and the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.

Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors at an annual meeting and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder of record at the time of giving of notice and who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in our bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors at a special meeting may be made only (1) by or at the direction of our board of directors or (2) provided that our board of directors has determined that directors will be elected at such meeting, by a stockholder of record at the time of giving of notice and the who is entitled to vote at the meeting in the election of each individual so nominated and has complied with the advance notice provisions set forth in our bylaws.

Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

If the applicable exemption in our bylaws is repealed and the applicable resolution of our board of directors is repealed, the control share acquisition provisions and the business combination provisions of the MGCL, respectively, as well as the provisions in our charter and bylaws, as applicable, on removal of directors and the filling of director vacancies and the restrictions on ownership and transfer of stock, together with the advance notice and stockholder-requested special meeting provisions of our bylaws, alone or in combination, could serve to delay, deter or prevent a transaction or a change in our control that might involve a premium price for holders of our shares of common stock or otherwise be in their best interests.

Limitation of Directors’ and Officers’ Liability and Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision which eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that: (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (b) the director or officer actually received an improper personal benefit in money, property or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate ourselves and our bylaws obligate us, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.

Upon completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employees or agents of our company or a predecessor of our company.

Exclusive Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (c) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (d) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine.

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering, we will have outstanding      shares of common stock (      shares if the underwriters’ overallotment option is exercised in full). In addition, upon completion of this offering,      shares of common stock will be reserved for issuance upon redemption of (i)      LTIP units to be awarded upon completion of this offering and (ii)      OP units to be issued upon completion of this offering in exchange for the conversion of a portion of our outstanding convertible debentures.

Of these shares, the      shares sold in this offering (      shares if the underwriters’ overallotment option is exercised in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares purchased in this offering by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. The remaining shares of common stock issuable to officers, directors and affiliates upon redemption of LTIP units will be “restricted shares” as defined in Rule 144.

Prior to this offering, there has been a limited trading market for our shares of common stock on the OTC markets. Trading of our shares of common stock on the NYSE is expected to commence immediately following the completion of this offering. No assurance can be given as to (1) the likelihood that an active market for our shares of common stock will develop, (2) the liquidity of any such market, (3) the ability of the stockholders to sell the shares or (4) the prices that stockholders may obtain for any of the shares. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our shares of common stock (including shares issued upon the redemption of LTIP units), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See “Risk Factors — Risks Related to this Offering.”

For a description of certain restrictions on transfers of our shares of common stock held by certain of our stockholders, see “Description of Our Capital Stock — Restrictions on Ownership and Transfer.”

Equity Incentive Plan

We intend to adopt our 2016 Equity Incentive Plan prior to the completion of this offering. The plan will provide for the grant of incentive awards to our directors, officers, employees and consultants, including officers and employees of our advisor. An aggregate of      awards are expected to be granted upon completion of this offering pursuant to the 2016 Equity Incentive Plan. In addition, we expect that an aggregate of      additional shares will be available for future issuance under our 2016 Equity Incentive Plan, equal to 7% of the fully diluted outstanding shares of our common stock upon completion of this offering, less the number of shares underlying the LTIP units we will grant upon closing of this offering.

We intend to file with the SEC a Registration Statement on Form S-8 covering the shares of our common stock issuable under our 2016 Equity Incentive Plan. Shares of common stock covered by this registration statement, including any shares of common stock issuable upon the exercise of options and restricted shares of common stock, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-up Agreements

In addition to the limits placed on the sale of our shares of common stock by operation of Rule 144 and other provisions of the Securities Act, our directors, executive officers, director nominees and their affiliates have agreed with the underwriters of this offering, subject to certain exceptions, not to sell or otherwise transfer or encumber, or enter into any transaction that transfers, in whole or in part, directly or indirectly, any shares of common stock or securities convertible into, exchangeable for or exercisable for shares of common stock owned by them at the completion of this offering or thereafter acquired by them for a period of 180 days after the date of this prospectus, without the prior written consent of Wunderlich Securities, Inc.

However, in addition to certain other exceptions, each of our directors, director nominees, executive officers and their respective affiliates may transfer or dispose of his or her shares during the lock-up period in the case of gifts or for estate planning purposes that each transferee agrees to a similar lock-up agreement for the remainder of the lock-up period, the transfer does not involve a disposition for value, no report is required to be filed by the transferor under the Exchange Act as a result of the transfer and the transferor does not voluntarily effect any public filing or report regarding such transfer. See “Underwriting.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material U.S. federal income tax considerations that you, as a prospective investor, may consider relevant in connection with the purchase, ownership and disposition of our common stock. Vinson & Elkins L.L.P. has acted as our counsel, has reviewed this summary, and is of the opinion that the discussion contained herein is accurate in all material respects. Because this section is a summary, it does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the U.S. federal income tax laws, such as:

•	insurance companies;
•	tax-exempt organizations (except to the limited extent discussed in “— Taxation of Tax-Exempt Stockholders” below);
•	financial institutions or broker-dealers;
•	non-U.S. individuals and foreign corporations (except to the limited extent discussed in “— Taxation of Non-U.S. Stockholders” below);
•	U.S. expatriates;
•	persons who mark-to-market our common stock;
•	subchapter S corporations;
•	U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar;
•	regulated investment companies and REITs;
•	trusts and estates;
•	persons who receive our common stock through the exercise of employee shares options or otherwise as compensation;
•	persons holding our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;
•	persons subject to the alternative minimum tax provisions of the Code; and
•	persons holding our common stock through a partnership or similar pass-through entity.

This summary assumes that stockholders hold our shares of common stock as capital assets for U.S. federal income tax purposes, which generally means property held for investment.

The statements in this section are not intended to be, and should not be construed as, tax advice. The statements in this section are based on the Code, final, temporary and proposed Treasury regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS, and court decisions. The reference to IRS interpretations and practices includes the IRS practices and policies endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this discussion. Future legislation, Treasury regulations, administrative interpretations and court decisions could change the current law or adversely affect existing interpretations of current law on which the information in this section is based. Any such change could apply retroactively. We have not received any rulings from the IRS concerning our qualification as a REIT. Accordingly, even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, DISPOSITION AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of our Company

We were redomesticated on January 6, 2014 as a Maryland corporation. We intend to elect to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2016. We believe that, commencing with such taxable year, we have been organized and have operated in such a manner as to qualify for taxation as a REIT under the U.S. federal income tax laws, and we intend to continue to operate in such a manner, but no assurances can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the U.S. federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

In connection with this offering, Vinson & Elkins L.L.P. will render an opinion that, commencing with our taxable year ending December 31, 2016, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws, and our current and proposed method of operations will enable us to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our taxable year ending December 31, 2016 and subsequent taxable years. Investors should be aware that Vinson & Elkins L.L.P.’s opinion will be based upon various customary assumptions relating to our organization and operation, will be conditioned upon certain representations and covenants made by our management as to factual matters, including representations regarding our organization, the nature of our assets and income, and the conduct of our business operations. Vinson & Elkins L.L.P.’s opinion is not binding upon the IRS or any court and speaks as of the date issued. In addition, Vinson & Elkins L.L.P.’s opinion will be based on existing U.S. federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT will depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the U.S. federal income tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of ownership of shares of our beneficial interest, and the percentage of our earnings that we distribute. Vinson & Elkins L.L.P. will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. While we intend to operate so that we will continue to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by tax counsel or by us that we will qualify as a REIT for any particular year. Vinson & Elkins L.L.P.’s opinion does not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which could require us to pay an excise or penalty tax (which could be material) in order for us to maintain our REIT qualification. For a discussion of the tax consequences of our failure to qualify as a REIT, see “— Failure to Qualify.”

If we qualify as a REIT, we generally will not be subject to U.S. federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning shares in a corporation. However, we will be subject to U.S. federal tax in the following circumstances:

•	We will pay U.S. federal income tax on any taxable income, including undistributed net capital gain that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.
•	We may be subject to the “alternative minimum tax” on any items of tax preference, including any deductions of net operating losses.

•	We will pay income tax at the highest corporate rate on:
•	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and
•	other non-qualifying income from foreclosure property.
•	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.
•	If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “— Gross Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:
•	the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by
•	a fraction intended to reflect our profitability.
•	If, during a calendar year, we fail to distribute at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income required to be distributed from earlier periods, we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.
•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we made a timely designation of such gain to the stockholders) and would receive a credit or refund for its proportionate share of the tax we paid.
•	We will be subject to a 100% excise tax on transactions with any TRS we may form in the future that are not conducted on an arm’s-length basis.
•	If we fail to satisfy any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or 10% value test, as described below under “— Asset Tests,” as long as the failure was due to reasonable cause and not to willful neglect, we file a schedule with the IRS describing each asset that caused such failure, and we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or the highest U.S. federal income tax rate then applicable to U.S. corporations (currently 35%) on the net income from the non-qualifying assets during the period in which we failed to satisfy the asset tests.
•	If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•	We will pay tax at the highest applicable regular corporate rate (currently 35%) if we recognize gain on the sale or disposition of any asset we held on January 1, 2016 (the first day of our first REIT taxable year) during the five-year period after such date. In addition, if we acquire any asset from an entity treated as a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to such entity’s basis in the asset or to another asset, we will pay tax at the highest applicable regular corporate rate (currently 35%) if we recognize gain on the sale or disposition of the asset during the five-year period after we acquire the asset provided no election is made for the transaction to be taxable on a current basis. The amount of gain on which we will pay tax is the lesser of:
•	the amount of gain that we recognize at the time of the sale or disposition, and
•	the amount of gain that we would have recognized if we had sold the asset as of January 1, 2016, in the case of the assets we held on such date, or at the time we acquired the asset, in the case of all other assets to which the tax applies at the time we acquired it.
•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “— Recordkeeping Requirements.”
•	The earnings of our lower-tier entities that are treated as C corporations, including any TRS we may form in the future, will be subject to U.S. federal corporate income tax.

In addition, notwithstanding our qualification as a REIT, we may also have to pay certain state and local income taxes because not all states and localities treat REITs in the same manner that they are treated for U.S. federal income tax purposes. Moreover, as further described below, any TRS we may form in the future will be subject to U.S. federal, state and local corporate income tax on taxable income.

Requirements for Qualification

A REIT is a corporation, trust, or association that meets each of the following requirements:

1.	It is managed by one or more trustees or directors.
2.	Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.
3.	It would be taxable as a domestic corporation, but for the REIT provisions of the U.S. federal income tax laws.
4.	It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws.
5.	At least 100 persons are beneficial owners of its shares or ownership certificates.
6.	Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the Code defines to include certain entities, during the last half of any taxable year.
7.	It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.
8.	It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions to stockholders.
9.	It uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the U.S. federal income tax laws.
10.	It has not been a party to a spin-off transaction that is tax-deferred under section 355 of the Code during the applicable period.

We must meet requirements 1 through 4, 8 and 9 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 will apply to us beginning with our 2017 taxable year. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining shares ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares of common stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

Our charter provides restrictions regarding the transfer and ownership of shares of shares of our outstanding capital stock, See “Description of Our Capital Stock — Restrictions on Ownership and Transfer.” We believe that we will issue sufficient shares of our common stock with sufficient diversity of ownership to allow us to satisfy requirements 5 and 6 above. If we do not issue common stock in this offering to a sufficient number of stockholders to satisfy requirement 5 above. The restrictions in our charter are intended (among other things) to assist us in continuing to satisfy requirements 5 and 6 above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy such share ownership requirements. If we fail to satisfy these share ownership requirements, our qualification as a REIT may terminate.

Qualified REIT Subsidiaries.  A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, all of the shares of which are owned by the REIT and for which no election has been made to treat such corporation as a TRS. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

Other Disregarded Entities and Partnerships.  An unincorporated domestic entity, such as a partnership or limited liability company that has a single owner, generally is not treated as an entity separate from its owner for U.S. federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for U.S. federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Our proportionate share for purposes of the 10% value test (see “— Asset Tests”) will be based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share will be based on our proportionate interest in the capital interests in the partnership. Our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for U.S. federal income tax purposes in which we acquire an equity interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

We have control of our Operating Partnership and intend to control any subsidiary partnerships and limited liability companies, and we intend to operate them in a manner consistent with the requirements for our qualification as a REIT. We may from time to time be a limited partner or non-managing member in some of our partnerships and limited liability companies. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

Taxable REIT Subsidiaries.  A REIT may own up to 100% of the shares of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the securities will automatically be treated as TRS. We will not be treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the shares issued by a TRS to us will be an asset in our hands, and we will treat the distributions paid to us from such TRS, if any, as income. This treatment may affect our compliance with the gross income and asset tests. Because we will not include the assets and income of TRSs in determining our compliance with the REIT requirements, we may use such entities to undertake activities indirectly, such as earning fee income that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. Overall, no more than 25% (20% for taxable years beginning after December 31, 2017) of the value of a REIT’s assets may consist of shares or securities of one or more TRSs.

A TRS pays income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis.

A TRS may not directly or indirectly operate or manage any health care facilities or lodging facilities or provide rights to any brand name under which any health care facility or lodging facility is operated. A TRS is not considered to operate or manage a “qualified health care property” or “qualified lodging facility” solely because the TRS directly or indirectly possesses a license, permit, or similar instrument enabling it to do so.

Rent that we receive from a TRS will qualify as “rents from real property” under two scenarios. Under the first scenario, rent we receive from a TRS will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the healthcare facility is leased to persons other than TRSs and related-party tenants, and (2) the amount paid by the TRS to rent space at the healthcare facility is substantially comparable to rents paid by other tenants of the healthcare facility for comparable space, as described in further detail below under “— Gross Income Tests — Rents from Real Property.” If we lease space to a TRS in the future, we will seek to comply with these requirements. Under the second scenario, rents that we receive from a TRS will qualify as “rents from real property” if the TRS leases a healthcare facility from us that is a “qualified health care property” and such healthcare facility is operated on behalf of the TRS by a person who qualifies as an “independent contractor” and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified health care properties” for any person unrelated to us and the TRS (an “eligible independent contractor”). A “qualified health care property” includes any real property and any personal property that is, or is necessary or incidental to the use of, a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a provider of such services which is eligible for participation in the Medicare program with respect to such facility. We do not currently intend to lease our healthcare facilities to a TRS. However, we may lease healthcare facilities that we currently own or acquire to a TRS in the future, to the extent such healthcare facilities qualify as “qualified health care properties.”

Gross Income Tests

We must satisfy two gross income tests annually to qualify as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;
•	interest on debt secured by mortgages on real property, or on interests in real property;
•	dividends or other distributions on, and gain from the sale of, shares in other REITs;
•	gain from the sale of real estate assets, other than property held primarily for sale to customers in the ordinary course of business;

•	income derived from the operation, and gain from the sale of foreclosure property; and
•	income derived from the temporary investment of new capital that is attributable to the issuance of our shares of common stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Although a debt instrument issued by a “publicly offered REIT” (i.e., a REIT that is required to file annual and periodic reports with the Securities and Exchange Commission under the Exchange Act) is treated as a “real estate asset” for the asset tests, income from such debt instruments and the gain from the sale of such debt instruments is not treated as qualifying income for the 75% gross income unless the debt instrument is secured by real property or an interest in real property.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of shares or securities, or any combination of these. Cancellation of indebtedness income and gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both gross income tests. In addition, income and gain from “hedging transactions” that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests. See “— Hedging Transactions.” In addition, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. See “— Foreign Currency Gain.” The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property.  “Rents from real property” is qualifying income for both 75% and 95% gross income tests. Our leases generally are on a “triple-net” basis, requiring the tenant-operators to pay substantially all expenses associated with the operation of the healthcare facilities, such as real estate taxes, insurance, utilities, services, maintenance and other operating expenses and any ground lease payments. Rents under our leases will constitute “rents from real property” only if the leases are treated as “true leases” for U.S. federal income tax purposes and are not treated as service contracts, joint ventures, financing arrangements or some other type of arrangement. The determination of whether a lease is a true lease depends on an analysis of all surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

•	the intent of the parties;
•	the form of the agreement;
•	the degree of control over the property that is retained by the property owner (e.g., whether the tenant has substantial control over the operation of the property or whether the tenant was required simply to use its best efforts to perform its obligations under the agreement);
•	the extent to which the property owner retains the risk of loss with respect to the operation of the property (e.g., whether the tenant bears the risk of increases in operating expenses or the risk of damage to the property); and
•	the extent to which the property owner retains the burdens and benefits of ownership of the property.

We believe that each of our leases will be treated as a “true lease” for U.S. federal income tax purposes. Such belief is based, in part, on the following facts:

•	we and the tenants intend for each relationship between them to be that of a lessor and lessee and such relationship will be documented by lease agreements;
•	the tenants have the right to exclusive possession and use and quiet enjoyment of the property during the term of the leases;
•	the tenants bear the cost of, and are responsible for, day-to-day maintenance and repair of the property, and will dictate how the properties are operated, maintained and improved;

•	the tenants bear all of the costs and expenses of operating the healthcare facilities during the terms of the leases;
•	the tenants benefit from any savings in the costs of operating the property during the terms of the leases;
•	the tenants generally are required to indemnify us against all liabilities imposed on the us during the term of the leases by reason of (a) injury to persons or damage to property occurring at the property, or (b) the use, management, maintenance or repair of the property;
•	the tenants are obligated to pay rent for the period of use of the property;
•	the tenants stand to reap substantial gains (or incur substantial losses) depending on how successfully they operate the property;
•	the useful lives of the property are significantly longer than the terms of the leases; and
•	we will receive the benefit of increases in value, and will bear the risk of decreases in value, of the properties during the terms of the leases.

If the IRS were to challenge successfully the characterization of our leases as true leases, we would not be treated as the owner of the healthcare facility in question for U.S. federal income tax purposes. There are no controlling Treasury regulations, published rulings, or judicial decisions involving leases with terms substantially similar to those contained in our leases that address whether such leases constitute true leases for U.S. federal income tax purposes. If our leases are recharacterized as partnership agreements, rather than true leases, part or all of the payments that we receive from the tenant-operators may not be considered rent or may not otherwise be treated as qualifying income. In that case, we likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, could lose REIT qualification. If any of our leases from a sale-leaseback transaction is recharacterized as a financing transaction or loan for U.S. federal income tax purposes, the seller-lessee would be the owner of the healthcare facility and the IRS would disallow our deductions for depreciation and cost recovery relating to the leased healthcare facilities. As a result, the amount of our REIT taxable income could be recalculated, which might cause us to fail to meet the distribution requirement required for REIT qualification. See “— Distribution Requirements.”

We will continue to use our best efforts to structure any leasing transaction, including leasing transactions from our sale-leaseback transactions, so that the lease will be characterized as a true lease and we will be treated as the owner of the healthcare facility in question for U.S. federal income tax purposes. We will not seek an advance ruling from the IRS and do not intend to seek opinions of counsel that our leases will be treated as the owner of any other leased healthcare facilities for U.S. federal income tax purposes, and thus there can be no assurance that our leases will be treated as true leases for U.S. federal income tax purposes.

In addition, rent received on a lease that is respected as a true lease will qualify as “rents from real property” only if each of the following conditions is met:

•	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.
•	Second, neither we nor a direct or indirect owner of 10% or more of our shares of common stock may own, actually or constructively, 10% or more of a tenant from whom we receive rent, other than a TRS.
•	Third, if the rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. The allocation of rent between real and personal property is based on the relative fair market values of the real and personal property. However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property.
•	Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the shares of a TRS which may provide customary and non-customary services to our tenants without tainting our rental income from the related properties.

If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is non-qualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT qualification. If, however, the rent from a particular healthcare facility does not qualify as “rents from real property” because either (1) the rent is considered based on the income or profits of the related tenant, (2) the tenant either is a related party tenant or fails to qualify for the exceptions to the related party tenant rule for TRSs or (3) we furnish non-customary services to the tenant-operators of the healthcare facility in excess of the one percent threshold, or manage or operate the healthcare facility, other than through a qualifying independent contractor or a TRS, none of the rent from that healthcare facility would qualify as “rents from real property.”

We do not anticipate leasing significant amounts of personal property pursuant to our leases. Moreover, we do not intend to perform any services other than customary ones for our tenant-operators, unless such services are provided through independent contractors from whom we do not receive or derive income or a TRS. Accordingly, we anticipate that our leases will generally produce rent that qualifies as “rents from real property” for purposes of the 75% and 95% gross income tests.

In addition to the rent, the tenant-operators may be required to pay certain additional charges. To the extent that such additional charges represent reimbursements of amounts that we are obligated to pay to third parties such charges generally will qualify as “rents from real property.” To the extent such additional charges represent penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that late charges do not qualify as “rents from real property,” they instead will be treated as interest that qualifies for the 95% gross income test.

As described above, we may own up to 100% of the shares of one or more TRSs. There are two exceptions to the related-party tenant rule described in the preceding paragraph for TRSs. Under the first exception, rent that we receive from a TRS will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the healthcare facility is leased to persons other than TRSs and related-party tenants, and (2) the amount paid by the TRS to rent space at the healthcare facility is substantially comparable to rents paid by other tenant-operators of the healthcare facility for comparable space. The “substantially comparable” requirement must be satisfied when the lease is entered into, when it is extended, and when the lease is modified, if the modification increases the rent paid by the TRS. If the requirement that at least 90% of the leased space in the related property is rented to unrelated tenants is met when a lease is entered into, extended, or modified, such requirement will continue to be met as long as there is no increase in the space leased to any TRS or related party tenant. Any increased rent attributable to a modification of a lease with a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock (a “controlled TRS”) will not be treated as “rents from real property.” If in the future we receive rent from a TRS, we will seek to comply with this exception.

Under the second exception, a TRS is permitted to lease properties from the related REIT as long as it does not directly or indirectly operate or manage any health care facilities or provide rights to any brand name under which any health care facility is operated. Rent that we receive from a TRS will qualify as “rents from real property” as long as the “qualified health care property” is operated on behalf of the TRS by an eligible independent contractor. We do not currently intend to lease healthcare facilities to a TRS. However, we may lease healthcare facilities that we currently own or acquire to a TRS in the future, to the extent such properties qualify as “qualified health care properties.”

Interest.  The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, interest generally includes the following:

•	an amount that is based on a fixed percentage or percentages of receipts or sales; and
•	an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from leasing substantially all of its interest in the real property securing the debt, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Interest on debt secured by a mortgage on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. Other than to the extent described below, if a loan is secured by real property and other property and the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan (or, if the loan has experienced a “significant modification” since its origination or acquisition by the REIT, then as of the date of that “significant modification”), a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the interest income attributable to the portion of the principal amount of the loan that is not secured by real property, that is, the amount by which the loan exceeds the value of the real estate that is security for the loan. However, in the case of a loan that is secured by both real property and personal property, if the fair market value of such personal property does not exceed 15% of the total fair market value of all property securing the loan, then the personal property securing the loan will be treated as real property for purposes of determining the interest on such loan is qualifying income for purposes of the 75% gross income test.

Dividends.  Our share of any dividends received from any corporation (including any TRS, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest, if any, will be qualifying income for purposes of both gross income tests.

Prohibited Transactions.  A REIT will incur a 100% tax on the net income (including foreign currency gain) derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our healthcare facilities will be held primarily for sale to customers and that a sale of any of our healthcare facilities will not be in the ordinary course of our business. Whether a REIT holds a property “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

•	the REIT has held the property for not less than two years;
•	the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;
•	either (1) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1033 of the Code applies, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year, (3) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year, (4) (i) the aggregate adjusted tax bases of all such property sold by the REIT during the year did not exceed 20% of the aggregate adjusted tax bases of all property of the REIT at the beginning of the year and (ii) the average annual percentage of properties sold by the REIT compared to all the REIT’s properties (measured by adjusted tax bases) in the current and two prior years did not exceed 10% or (5) (i) the aggregate fair market value of all such property sold by the REIT during the year did not exceed 20% of the aggregate fair market value of all property of the REIT at the beginning of the year and (ii) the average annual percentage of properties sold by the REIT compared to all the REIT’s properties (measured by fair market value) in the current and two prior years did not exceed 10%;
•	in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and
•	if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income or a TRS.

We will attempt to comply with the terms of the safe-harbor provisions in the U.S. federal income tax laws prescribing when a property sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.” The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be taxed to the TRS at regular corporate income tax rates.

Fee Income.  Fee income generally will not be qualifying income for purposes of either the 75% or 95% gross income tests. Any fees earned by any TRS we form, such as fees for providing asset management and construction management services to third parties, will not be included for purposes of the gross income tests. In addition, we will be subject to a 100% excise tax on any fees earned by a TRS for services provided to us if such fees were pursuant to an agreement determined by the IRS to be not on an arm’s-length basis.

Foreclosure Property.  We will be subject to tax at the maximum corporate rate on any income from foreclosure property, which includes certain foreign currency gains and related deductions, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or when default was imminent on a lease of such property or on indebtedness that such property secured;
•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and
•	for which the REIT makes a proper election to treat the property as foreclosure property.

Foreclosure property also includes certain “qualified health care properties” (as defined above under “— Taxable REIT Subsidiaries”) acquired by a REIT as a result of the termination or expiration of a lease of such property (other than by reason of a default, or the imminence of a default, on the lease).

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year (or, with respect to qualified health care property, the second taxable year) following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;
•	on which any construction takes place on the property, other than completion of a building or any other improvement where more than 10% of the construction was completed before default became imminent; or
•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income or a TRS.

Hedging Transactions.  From time to time, we or our Operating Partnership may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests provided we satisfy the indemnification requirements discussed below. A “hedging transaction” means either (1) any transaction entered into in the normal course of our or our Operating Partnership’s trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, (2) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain) and (3) any transaction entered into to “offset” transactions described in (1) or (2) if a portion of the hedged indebtedness is extinguished or the related property disposed of. We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

Foreign Currency Gain.  Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or an interest in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to any certain foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as non-qualifying income for purposes of both the 75% and 95% gross income tests.

Failure to Satisfy Gross Income Tests.  If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions are generally available if:

•	our failure to meet those tests is due to reasonable cause and not to willful neglect; and
•	following such failure for any taxable year, we file a schedule of the sources of our income in accordance with regulations prescribed by the Secretary of the Treasury.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “— Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables and money market funds and, in certain circumstances, foreign currencies;
•	government securities;
•	interests in real property, including leaseholds, options to acquire real property and leaseholds and personal property, to the extent such personal property is leased in connection with real property and rents attributable to such personal property are treated as “rents from real property”;
•	interests in mortgage loans secured by real property;
•	shares in other REITs and debt instruments issued by “publicly offered REITs”; and
•	investments in shares or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets (the “5% asset test”).

Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power of any one issuer’s outstanding securities or 10% of the value of any one issuer’s outstanding securities (the “10% vote test” and “10% value test,” respectively).

Fourth, no more than 25% (20% for taxable years beginning after January 31, 2017) of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs, other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test (the “25% securities test”).

Sixth, not more than 25% of the value of our total assets may consist of debt instruments issued by “publicly offered REITs” to the extent not secured by real property or interests in real property.

For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include shares in another REIT, debt of “publicly offered REITS”, equity or debt securities of a qualified REIT subsidiary or a TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that for purposes of the 10% value test, the term “securities” does not include:

•	“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into equity, and (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the shares) hold non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

•	a contingency relating to the time of payment of interest or principal, as long as either (1) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (2) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and
•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.
•	Any loan to an individual or an estate;
•	Any “section 467 rental agreement,” other than an agreement with a related party tenant;
•	Any obligation to pay “rents from real property”;
•	Certain securities issued by governmental entities;
•	Any security issued by a REIT;
•	Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes in which we are a partner to the extent of our proportionate interest in the equity and debt securities of the partnership; and
•	Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “— Gross Income Tests.”

For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. However, there is no assurance that we will not inadvertently fail to comply with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT qualification if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and
•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

If we violate the 5% asset test, the 10% vote test or the 10% value test described above at the end of any quarter of each taxable year, we will not lose our REIT qualification if (1) the failure is de minimis (up to the lesser of 1% of the value of our assets or $10 million) and (2) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. In the event of a failure of any of the asset tests (other than de minimis failures described in the preceding sentence), as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (1) dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, (2) we file a schedule with the IRS describing each asset that caused the failure and (3) pay a tax equal to the greater of $50,000 or 35% of the net income from the assets causing the failure during the period in which we failed to satisfy the asset tests.

We believe that the assets that we will hold will satisfy the foregoing asset test requirements. However, we will not obtain independent appraisals to support our conclusions as to the value of our assets. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of assets violates one or more of the asset tests applicable to REITs.

Distribution Requirements

Each year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of:

90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and

90% of our after-tax net income, if any, from foreclosure property, minus

•	the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (1) we declare the distribution before we timely file our U.S. federal income tax return for the year, pay the distribution on or before the first regular dividend payment date after such declaration and elect in our tax return to have a specified dollar amount of such distribution treated as if paid during the prior year or (2) we declare the distribution in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. The distributions under clause (1) are taxable to the stockholders in the year in which paid, and the distributions in clause (2) are treated as paid on December 31st of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

Further, to the extent we are a “publicly offered REIT,” in order for our distributions to be counted as satisfying the annual distribution requirement for REITs and to provide us with the REIT-level tax deduction, such distributions must not be “preferential dividends.” A dividend is not a preferential dividend if that distribution is (1) pro rata among all outstanding shares within a particular class and (2) in accordance with the preferences among different classes of shares as set forth in our organizational documents. However, the preferential dividend rule does not apply to “publicly offered REITs.” We expect to qualify as a “publicly offered REIT” following this offering, and we believe that our pre-offering distributions have not been “preferential.”

In addition to the annual distribution requirement described above, to qualify as a REIT, we must not have any non-REIT accumulated earnings and profits, as measured for U.S. federal income tax purposes, at the end of any REIT taxable year. We will be required distribute any such non-REIT accumulated earnings and profits that we had when we elected to be taxable as a REIT prior to the end of our first REIT taxable year, which will end December 31, 2016. We did not have any earnings and profits from prior years and we expect to make sufficient distributions in 2016 such that we will not have any undistributed non-REIT earnings and profits at the end of 2016. However, no complete assurance can be provided that we will be able to determine accurately our non-REIT earnings and profits or distribute those amounts before the end of our first REIT year. If it is subsequently determined that we had undistributed non-REIT earnings and profits as of the end of our first REIT taxable year or at the end of any subsequent taxable year, we could fail to qualify as a REIT.

We will pay U.S. federal income tax on taxable income, including net capital gain that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year,
•	95% of our REIT capital gain income for such year, and
•	any undistributed taxable income (ordinary and capital gain) from all prior periods.

We will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute.

We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute taxable income sufficient to avoid corporate income tax and the excise tax imposed on certain undistributed income or even to meet the 90% distribution requirement. In such a situation, we may need to borrow funds or, if possible, pay taxable dividends of our shares of common stock or debt securities.

We may satisfy the 90% distribution test with taxable distributions of our shares of common stock or debt securities. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in shares as dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. Those rulings may be relied upon only by taxpayers whom they were issued, but we could request a similar ruling from the IRS. In addition, the IRS previously issued a revenue procedure authorizing publicly traded REITs to make elective cash/shares dividends, but that revenue procedure has expired. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends payable in cash and shares. We have no current intention to make a taxable dividend payable in our shares.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding shares. We intend to comply with these requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “— Gross Income Tests” and “— Asset Tests.”

If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to U.S. federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In addition, we may be required to pay penalties and/or interest with respect to such tax. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, distributions to stockholders generally would be taxable as ordinary dividend income. Subject to certain limitations of the U.S. federal income tax laws, corporate stockholders may be eligible for the dividends received deduction and stockholders taxed at individual rates may be eligible for the reduced U.S. federal income tax rate of up to 20% on such dividends. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether we would qualify for such statutory relief in all circumstances.

Taxation of Taxable U.S. Stockholders

This section is a summary of the rules governing the U.S. federal income taxation of U.S. stockholders and is for general information only. We urge you to consult your tax advisors to determine the impact of U.S. federal, state, and local income tax laws on the purchase, ownership and disposition of our common stock.

As used herein, the term “U.S. stockholder” means a beneficial owner of our common stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;
•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	any trust if (1) a court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person.

If a partnership, entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor regarding the consequences of the ownership and disposition of our common stock by the partnership.

As long as we qualify as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain.

A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. stockholder generally will not qualify for the 20% tax rate for “qualified dividend income.” The maximum tax rate for qualified dividend income received by U.S. stockholders taxed at individual rates is 20%. The maximum tax rate on qualified dividend income is lower than the maximum tax rate on ordinary income, which is currently 39.6%. Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to U.S. stockholders that are taxed at individual rates. Because we are not generally subject to U.S. federal income tax on the portion of our REIT taxable income distributed to our stockholders (See — “Taxation of Our Company” above), our dividends generally will not be eligible for the 20% rate on qualified dividend income. As a result, our ordinary REIT dividends will be taxed at the higher tax rate applicable to ordinary income. However, the 20% tax rate for qualified dividend income will apply to our ordinary REIT dividends, if any, that are (1) attributable to dividends received by us from non-REIT corporations, such as any TRS we may form, and (2) attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our common stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our common stock becomes ex-dividend.

Individuals, trusts and estates whose income exceeds certain thresholds are also subject to an additional 3.8% Medicare tax on dividends received from us. U.S. stockholders are urged to consult their tax advisors regarding the implications of the additional Medicare tax resulting from an investment in our shares.

A U.S. stockholder generally will take into account as long-term capital gain any distributions that we designate as capital gain dividends without regard to the period for which the U.S. stockholder has held our common stock. We generally will designate our capital gain dividends as either 20% or 25% rate distributions. See “— Capital Gains and Losses.”

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to such stockholder, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its shares by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s common stock. Instead, the distribution will reduce the U.S. stockholder’s adjusted basis in such shares. A U.S. stockholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her shares as long-term capital gain, or short-term capital gain if the shares have been held for one year or less, assuming the shares are a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution will be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

U.S. stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the U.S. stockholder is a limited partner, against such income or gain. In addition, taxable distributions from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Taxation of U.S. Stockholders on the Disposition of Common Stock

A U.S. stockholder who is not a dealer in securities must generally treat any gain or loss realized upon a taxable disposition of our common stock as long-term capital gain or loss if the U.S. stockholder has held our common stock for more than one year and otherwise as short-term capital gain or loss. In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis. A stockholder’s adjusted tax basis generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on such gains and reduced by any returns of capital. However, a U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of our common stock may be disallowed if the U.S. stockholder purchases other shares of our common stock within 30 days before or after the disposition.

Capital Gains and Losses

A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate currently is 39.6%. The maximum tax rate on long-term capital gain applicable to taxpayers taxed at individual rates is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property,” or depreciable real property, is 25%, which applies to the lesser of the total amount of the gain or the accumulated depreciation on the Section 1250 property.

Individuals, trusts and estates whose income exceeds certain thresholds are also subject to an additional 3.8% Medicare tax on gain from the sale of our common stock. U.S. stockholders are urged to consult their tax advisors regarding the implications of the additional Medicare tax resulting from an investment in our shares.

With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to U.S. stockholders taxed at individual rates currently at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Taxation of Tax-Exempt Stockholders

This section is a summary of rules governing the U.S. federal income taxation of U.S. stockholders that are tax-exempt entities and is for general information only. We urge tax-exempt stockholders to consult their tax advisors to determine the impact of U.S. federal, state, and local income tax laws on the purchase, ownership and disposition of our common stock, including any reporting requirements.

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, or UBTI. Although many investments in real estate generate UBTI, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute UBTI. However, if a tax-exempt stockholder were to finance (or be deemed to finance) its acquisition of common stock with debt, a portion of the income that it receives from us would constitute UBTI pursuant to the “debt-financed property” rules. Moreover, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our shares of common stock must treat a percentage of the dividends that it receives from us as UBTI. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares of common stock only if:

•	the percentage of our dividends that the tax-exempt trust must treat as UBTI is at least 5%;
•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our shares of common stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our shares of common stock in proportion to their actuarial interests in the pension trust; and
•	either:
•	one pension trust owns more than 25% of the value of our shares of common stock; or
•	a group of pension trusts individually holding more than 10% of the value of our shares of common stock collectively owns more than 50% of the value of our shares of common stock.

Taxation of Non-U.S. Stockholders

This section is a summary of the rules governing the U.S. federal income taxation of non-U.S. stockholders. The term “non-U.S. stockholder” means a beneficial owner of our common stock that is not a U.S. stockholder, a partnership (or entity treated as a partnership for U.S. federal income tax purposes) or a tax-exempt stockholder. The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex and this summary is for general information only. We urge non-U.S. stockholders to consult their tax advisors to determine the impact of U.S. federal, state, and local income tax laws on the purchase, ownership and disposition of our common stock, including any reporting requirements.

Distributions

A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of a “United States real property interest,” or USRPI, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distribution, and a non-U.S. stockholder that is a corporation also may be subject to a 30% branch profits tax with respect to that distribution. The branch profits tax may be reduced by an applicable tax treaty. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder provides us with an IRS Form W-8BEN or W-8BEN-E evidencing eligibility for that reduced rate;
•	the non-U.S. stockholder provides us with an IRS Form W-8ECI claiming that the distribution is effectively connected with the conduct of a U.S. trade or business; or
•	the distribution is treated as attributable to a sale of a USRPI under FIRPTA (discussed below).

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its common stock. Instead, the excess portion of such distribution will reduce the adjusted basis of the non-U.S. stockholder in such shares. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. We must withhold 15% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 15 on any portion of a distribution not subject to withholding at a rate of 30%. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may claim a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, a non-U.S. stockholder may incur tax on distributions that are attributable to gain from our sale or exchange of a USRPI under the Foreign Investment in Real Property Act of 1980, or FIRPTA. A USRPI includes certain interests in real property and shares in corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, subject to the exceptions discussed below for distributions on a class of shares that is regularly traded on an established securities market to a less-than-5% holder of such shares and distributions to “qualified stockholders” and a “qualified foreign pension funds,” a non-U.S. stockholder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gains rates applicable to

U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. Unless the exception described in the next paragraph applies, we must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold.

However, if our common stock is regularly traded on an established securities market in the United States, capital gain distributions on our common stock that are attributable to our sale of a USRPI will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as the non-U.S. stockholder did not own more than 5% of our common stock at any time during the one-year period preceding the distribution or the non-U.S. stockholder was treated as a “qualified stockholder” and “qualified foreign pension fund.” As a result, non-U.S. stockholders generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. We anticipate that our common stock will be regularly traded on an established securities market in the United States immediately following this offering. If our common stock is not regularly traded on an established securities market in the United States, capital gain distributions that are attributable to our sale of USRPIs will be subject to tax under FIRPTA, as described in the preceding paragraph. In such case, we must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold. Moreover, if a non-U.S. stockholder disposes of our common stock during the 30-day period preceding a dividend payment, and such non-U.S. stockholder (or a person related to such non-U.S. stockholder) acquires or enters into a contract or option to acquire our common stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. stockholder, then such non-U.S. stockholder will be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

In addition, subject to the exception in the following sentence, any distribution to a “qualified stockholder” who holds our common stock directly or indirectly (through one or more partnerships) will not be subject to U.S. federal income tax as income effectively connected with a U.S. trade or business, and thus will not be subject to FIRPTA withholding as described above. However, while a “qualified stockholder” will not be subject to FIRPTA withholding on our distributions, non-United States persons who hold interests in the “qualified stockholder” (other than interests solely as a creditor) and hold more than 10% of our common stock, either through the “qualified stockholder” or otherwise, will still be subject to FIRPTA withholding.

A “qualified stockholder” is a foreign person that is (1) either eligible for the benefits of a comprehensive income tax treaty that includes an exchange of information program and whose principal class of interests is listed and regularly traded on one or more stock exchanges (as defined in such income tax treaty), or is a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units that represents more than 50% of the value of all of the partnership’s units and is regularly traded on the NYSE or NASDAQ markets, (2) is a “qualified collective investment vehicle” (as defined below), and (3) maintains records of the identity of each person who, at any time during the foreign person’s taxable year, is the direct owner of 5% or more the class of interests or units (as applicable) described in (1), above.

A “qualified collective investment vehicle” is a foreign person that (1) would be eligible for a reduced rate of withholding under the comprehensive income tax treaty described above, even if such entity owns more than 10% of the stock of the REIT, (2) is publicly traded, is treated a partnership under the Code, is a withholding foreign partnership, and would be treated as “United States real property holding corporation” under FIRPTA if it were a domestic corporation, or (3) is designated as such by the Secretary of the Treasury and is either (a) fiscally transparent within the meaning of Section 894 of the Code or (b) required to include dividends in its gross income, but is entitled to a deduction for distributions to its investors.

Finally, any distribution to a “qualified foreign pension fund” or an entity all of the interests of which are held by a “qualified foreign pension fund” who holds our common stock directly or indirectly (through one or more partnerships) will not be subject to U.S. federal income tax as income effectively connected with the a U.S. trade or business, and thus will not be subject to FIRPTA withholding as described above.

A “qualified foreign pension fund” is any trust, corporation or other organization or other organization or arrangement (1) which is created or organized under the laws of a country other than the United States, (2) which is established to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (or persons designated by such employees) of one or more employers in consideration for services rendered, (3) which does not have a single participant or beneficiary with a right to more than 5% of its assets or income, (4) which is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax authorities in the country in which it is established or operates, and (5) with respect to which, under the laws of the country in which it is established or operates, (a) contributions to such organization or arrangement that would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such entity or taxed at a reduced rate or (b) taxation of any investment income of such organization or arrangement is deferred or such income is taxed a reduced rate.

Under the Foreign Account Tax Compliance Act, or FATCA, a U.S. withholding tax at a 30% rate will be imposed on dividends paid to certain non-U.S. stockholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such dividends will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

Dispositions

Subject to the discussion below regarding dispositions by “qualified stockholders” and “qualified foreign pension funds,” non-U.S. stockholders could incur tax under FIRPTA with respect to gain realized upon a disposition of our common stock if we are a United States real property holding corporation during a specified testing period. If at least 50% of a REIT’s assets are USRPI, then the REIT will be a United States real property holding corporation. We anticipate that we will be a United States real property holding corporation based on our investment strategy. However, even if we are a United States real property holding corporation, a non-U.S. stockholder generally would not incur tax under FIRPTA on gain from the sale of our common stock if we are a “domestically controlled qualified investment entity.”

A “domestically controlled qualified investment entity” includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. stockholders. We cannot assure you that this test will be met.

If our common stock is regularly traded on an established securities market, an additional exception to the tax under FIRPTA will be available with respect to our common stock, even if we do not qualify as a domestically controlled qualified investment entity at the time the non-U.S. stockholder sells our common stock. Under that exception, the gain from such a sale by such a non-U.S. stockholder will not be subject to tax under FIRPTA if (1) our common stock is treated as being regularly traded on an established securities market under applicable Treasury Regulations and (2) the non-U.S. stockholder owned, actually or constructively, 10% or less of our common stock at all times during a specified testing period. As noted above, we anticipate that our common stock will be regularly traded on an established securities market immediately following this offering.

In addition, a sale of our common stock by a “qualified stockholder” or a “qualified foreign pension fund” who holds our common stock directly or indirectly (through one or more partnerships) will not be subject to U.S. federal income tax under FIRPTA. However, while a “qualified stockholder” will not be subject FIRPTA withholding on a sale of our common stock, non-United States persons who hold interests in the “qualified stockholder” (other than interests solely as a creditor) and hold more than 10% of our common stock, either through the “qualified stockholder” or otherwise, will still be subject to FIRPTA withholding.

If the gain on the sale of our common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. In addition, distributions that are subject to tax under FIRPTA also may be subject to a 30% branch profits tax when made to a non-U.S. stockholder treated as a corporation (under U.S. federal income tax principles) that is not otherwise entitled to treaty exemption. Finally, if we are not a domestically controlled qualified investment entity at the time our shares of common stock are sold and the non-U.S. stockholder does not qualify for the exemptions described in the preceding paragraph, under FIRPTA the purchaser of our common stock also may be required to withhold 15% of the purchase price and remit this amount to the IRS on behalf of the selling non-U.S. stockholder.

With respect to individual non-U.S. stockholders, even if not subject to FIRPTA, capital gains recognized from the sale of our common stock will be taxable to such non-U.S. stockholder if he or she is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and some other conditions apply, in which case the non-resident alien individual may be subject to a U.S. federal income tax on his or her U.S. source capital gain.

FATCA.  For payments after December 31, 2018 a U.S. withholding tax at a 30% rate will be imposed on proceeds from the sale of our common stock received by certain non-U.S. stockholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect of such proceeds will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

Information Reporting Requirements and Withholding

We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 28% with respect to distributions unless the stockholder:

•	is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or
•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that the non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption effected outside the United States by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition by a non-U.S. stockholder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a United States person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Under FATCA, a U.S. withholding tax at a 30% rate will be imposed on dividends paid to U.S. stockholders who own our shares of common stock through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a 30% rate will be imposed, for taxable years beginning after December 31, 2018, on proceeds from the sale of our common stock by U.S. stockholders who own our common stock through foreign accounts or foreign intermediaries. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. stockholders who fail to certify their non-foreign status to us. We will not pay any additional amounts in respect of amounts withheld.

Other Tax Consequences

Tax Aspects of Our Investments in Our Operating Partnership and Subsidiary Partnerships

The following discussion summarizes certain U.S. federal income tax considerations applicable to our direct or indirect investments in our Operating Partnership and any subsidiary partnerships or limited liability companies that we form or acquire (each individually a “Partnership” and, collectively, the “Partnerships”). The discussion does not cover state or local tax laws or any U.S. federal tax laws other than income tax laws.

Classification as Partnerships.  We will include in our income our distributive share of each Partnership’s income and deduct our distributive share of each Partnership’s losses only if such Partnership is classified for U.S. federal income tax purposes as a partnership (or an entity that is disregarded for U.S. federal income tax purposes if the entity is treated as having only one owner for U.S. federal income tax purposes) rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for U.S. federal income tax purposes if it:

•	is treated as a partnership under the Treasury Regulations relating to entity classification (the “check-the-box regulations”); and
•	is not a “publicly-traded partnership.”

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity does not make an election, it will generally be treated as a partnership (or an entity that is disregarded for U.S. federal income tax purposes if the entity is treated as having only one owner or member for U.S. federal income tax purposes) for U.S. federal income tax purposes. Our Operating Partnership intends to be classified as a partnership for U.S. federal income tax purposes and will not elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly-traded partnership will not, however, be treated as a corporation for any taxable year if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly-traded partnership, 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”). Treasury Regulations provide limited safe harbors from the definition of a publicly-traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. We expect that our Operating Partnership and any other partnership in which we own an interest will qualify for the private placement exception.

We have not requested, and do not intend to request, a ruling from the IRS that our Operating Partnership will be classified as a partnership for U.S. federal income tax purposes. If for any reason our Operating Partnership were taxable as a corporation, rather than as a partnership, for U.S. federal income tax purposes, we likely would not be able to qualify as a REIT unless we qualified for certain relief provisions. See “— Gross Income Tests” and “— Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and their Partners

Partners, Not the Partnerships, Subject to Tax.  A partnership is generally not a taxable entity for U.S. federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership. For taxable years beginning after December 31, 2017, however, the tax liability for adjustments to a partnership’s tax returns made as a result of an audit by the IRS will be imposed on the partnership itself in certain circumstances absent an election to the contrary.

Partnership Allocations.  Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the U.S. federal income tax laws governing partnership allocations. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the U.S. federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Partnership Properties.  Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution (the “704(c) Allocations”). The amount of the unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Any property purchased for cash initially will have an adjusted tax basis equal to its fair market value, resulting in no book-tax difference. A book-tax difference generally is decreased on an annual basis as a result of depreciation deductions to the contributing partner for book purposes but not for tax purposes. The 704(c) Allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. In the future, our Operating Partnership may acquire property that may have a built-in gain or a built-in loss in exchange for OP units. Our Operating Partnership will have a carryover, rather than a fair market value, adjusted tax basis in such contributed assets equal to the adjusted tax basis of the contributors in such assets, resulting in a book-tax difference. As a result of that book-tax difference, we will have a lower adjusted tax basis with respect to that portion of our Operating Partnership’s assets than we would have with respect to assets having a tax basis equal to fair market value at the time of acquisition. This could result in lower depreciation deductions with respect to the portion of our Operating Partnership’s assets attributable to such contributions.

The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. Under certain available methods, the carryover basis of contributed properties in the hands of our Operating Partnership (1) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (2) in the event of a sale of such properties, could cause us to be allocated taxable gain in excess of the economic or book gain allocated to us as a result of such sale, with a corresponding benefit to the contributing partners. An allocation described in (2) above might cause us to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which may adversely affect our ability to comply with the REIT distribution requirements and may result in a greater portion of our distributions being taxed as dividends. We have not yet decided what method our Operating Partnership will use to account for book-tax differences.

Sale of a Partnership’s Property

Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Under Section 704(c) of the Code, any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership who contributed such properties to the extent of their built-in gain or built-in loss on those properties for U.S. federal income tax purposes. The partners’ built-in gain or built-in loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution as reduced for any decrease in the “book-tax difference.” See “— Income Taxation of the Partnerships and their Partners — Tax Allocations With Respect to Partnership Properties.” Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “— Gross Income Tests.” We do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership’s trade or business.

Legislative or Other Actions Affecting REITs

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department which may result in statutory changes as well as revisions to regulations and interpretations. Additionally, several of the tax considerations described herein are currently under review and are subject to change. Prospective stockholders are urged to consult with their tax advisors regarding the effect of potential changes to the federal tax laws on an investment in our common stock.

State and Local Taxes

We and/or our stockholders may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the U.S. federal income tax treatment described above. Consequently, you should consult your tax advisors regarding the effect of state and local tax laws upon an investment in our common stock.

ERISA CONSIDERATIONS

A fiduciary of a pension, profit sharing, retirement or other employee benefit plan, or plan, subject to the Employee Retirement Income Security Act of 1974, as amended, or ERISA, should consider the fiduciary standards under ERISA in the context of the plan’s particular circumstances before authorizing an investment of a portion of that plan’s assets in the common stock. Accordingly, the fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA, (ii) whether the investment is in accordance with the documents and instruments governing the plan as required by Section 404(a)(1)(D) of ERISA and (iii) whether the investment is prudent under ERISA. In addition to the imposition of general fiduciary standards of investment prudence and diversification, ERISA, and the corresponding provisions of the Code, prohibit a wide range of transactions involving the assets of the plan and persons who have certain specified relationships to the plan (“parties in interest” within the meaning of ERISA, “disqualified persons” within the meaning of the Code). Thus, a plan fiduciary considering an investment in our common stock also should consider whether the acquisition or the continued holding of the shares might constitute or give rise to a direct or indirect prohibited transaction that is not subject to an exemption issued by the Department of Labor, or the DOL. Similar restrictions apply to many governmental and foreign plans which are not subject to ERISA. Thus, those considering investing in the shares on behalf of these plans should consider whether the acquisition or the continued holding of the shares might violate any similar restrictions.

The DOL has issued final regulations, or the DOL Regulations, as to what constitutes assets of an employee benefit plan under ERISA. Under the DOL Regulations, if a plan acquires an equity interest in an entity, which interest is neither a “publicly offered security” nor a security issued by an investment company registered under the 1940 Act, the plan’s assets would include, for purposes of the fiduciary responsibility provision of ERISA, both the equity interest and an undivided interest in each of the entity’s underlying assets unless certain specified exceptions apply. The DOL Regulations define a publicly offered security as a security that is “widely held,” “freely transferable” and either part of a class of securities registered under the Exchange Act, or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the public offering occurred). The shares are being sold in an offering registered under the Securities Act and will be registered under the Exchange Act.

The DOL Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the IPO as a result of events beyond the issuer’s control. We expect our common stock to be “widely held” upon completion of this offering.

The DOL Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all relevant facts and circumstances. The DOL Regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with this offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that the securities are “freely transferable.” We believe that the restrictions imposed under our charter on the transfer of our shares of common stock are limited to the restrictions on transfer generally permitted under the DOL Regulations and are not likely to result in the failure of the common stock to be “freely transferable.” The DOL Regulations only establish a presumption in favor of the finding of free transferability, and, therefore, no assurance can be given that the DOL will not reach a contrary conclusion.

Assuming that the common stock will be “widely held” and “freely transferable,” we believe that our common stock will be publicly offered securities for purposes of the DOL Regulations and that our assets will not be deemed to be “plan assets” of any plan that invests in our common stock.

Each holder of our common stock will be deemed to have represented and agreed that its purchase and holding of those shares of common stock (or any interest therein) will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

UNDERWRITING

We have entered into an underwriting agreement with Wunderlich Securities, Inc., as representative of the underwriters named below, with respect to the shares of our common stock subject to this offering. Subject to the terms and conditions in the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has, severally and not jointly, agreed to purchase from us on a firm commitment basis, the respective number of shares of our common stock set forth opposite its name in the table below:

Underwriters	Number of Shares
Wunderlich Securities, Inc.
Total

The underwriting agreement provides that the obligation of the underwriters to purchase all of the shares of our common stock being offered to the public is subject to approval of legal matters by counsel and the satisfaction of other conditions. These conditions include, among others, the continued accuracy of representations and warranties made by us in the underwriting agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus. The underwriters are obligated to purchase all of our shares of our common stock in this offering, other than those covered by the over-allotment option described below, if they purchase any of our shares. The underwriting agreement also provides that if an underwriter defaults, the representative will have the right within 36 hours after such default to make alternative arrangements for one or more non-defaulting underwriters, or any other underwriter, to purchase all, but not less than all, of the commitments of the defaulting underwriter. If the representative is unable to complete such arrangements within such 36-hour period, the representative may terminate the offering if the commitment of the defaulting underwriter exceeds 10% of the aggregate commitment of the underwriters. If a new underwriter is substituted for a defaulting underwriter, the non-defaulting underwriters will have the right to postpone the closing for a period of up to five business days in order that any necessary changes in this registration statement and prospectus and other documents may be effected.

The representative of the underwriters have advised us that the underwriters propose to offer the common stock directly to the public at the public offering prices listed on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $      per share for the common stock. After the completion of the offering, the underwriters may change the offering price and other selling terms. Certain of the underwriters may sell shares to the public through one or more of their affiliates as selling agents.

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters or their controlling persons or other indemnified parties may be required to make in respect of any such liabilities.

Identified Purchasers Plan

At our request, the underwriters have reserved for sale at the initial public offering price up to 10% of the shares of our common stock being sold in this offering for certain identified investors with whom we have an existing relationship. The number of shares of our common stock available for the sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares not purchased by these investors will be offered by the underwriters to the general public on the same basis as the other shares in this offering. No advisory fee will be paid to Wunderlich relating to the shares sold to these identified investors, and the underwriting discount will be $      per share, or 1% of the initial public offering price, for any such shares.

Commissions and Expenses

The following table provides information regarding the amount of the underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock to cover over-allotments, if any, and assuming that none of the shares reserved for sale under the Identified Purchasers Plan described above are sold under that plan.

Total
	Per Share		Without Over-Allotment		With Over-Allotment
Underwriting discount paid by us		$—		$—		$—
Proceeds, before expenses, to us	$		$		$

We have applied to list our common stock on the New York Stock Exchange under the symbol “GMRE.” We have agreed to reimburse the underwriters for certain offering-related expenses incurred by them, including the legal fees and disbursements of their counsel. We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $      , which includes up to $575,000 of expenses incurred by the underwriters in connection with this offering that we have agreed to pay.

Other arrangements with Wunderlich

Further, we will pay Wunderlich Securities, Inc. an advisory fee equal to 0.50% of the gross proceeds of this offering in cash. This fee will not be payable with respect to any shares sold under the Identified Purchasers Plan described above.

Subject to FINRA Rule 5110(f)(2)(E), we have granted a right of first refusal to Wunderlich Securities, Inc. with respect to certain offerings of our equity securities within 18 months following the completion of this offering, subject to certain limitations. FINRA deems this right of first refusal to be an additional item of compensation received by the underwriters.

We also expect to engage Wunderlich Securities, Inc. to serve as our financial advisor for a period of one year following completion of this offering with market-based fees.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of      additional shares of common stock from us, to cover over-allotments, if any. If the underwriters exercise all or part of this option, each underwriter will be obligated to purchase its proportionate number of shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount.

Lock-Up Agreements

Our directors, executive officers, director nominees and their affiliates will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons and entities, with certain exceptions, for a period of 180 days after of the date of this prospectus, may not, without the prior written consent of the representative, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities, or any securities convertible into or exercisable or exchangeable for our equity securities, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our equity securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or (iii) announce the intention to effect any of the transactions referred to in clauses (i) or (ii) above, or (iv) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. However, with respect to our directors and executive officers, the restrictions described above shall not apply to bona fide gifts or transfers to family members or trusts for the direct or indirect benefit of the director or executive officer or his or her immediate family members, provided in each case that the transferee agrees in writing to be bound by the terms of the lock-up agreement and will also not apply for shares of common stock sold in certain instances based on withholding taxes for vesting of restricted stock.

In addition, the underwriting agreement provides that we will not, for a period of 180 days following the date of this prospectus, engage in the transactions referred to in clauses (i), (ii) or (iii) above, subject to certain exceptions.

Stabilization

Until the distribution of the securities offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.
•	Over-allotment involves sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of our common stock in the open market.
•	Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.
•	Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the securities originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our common stock. As a result, the price of our securities may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our securities. These transactions may occur on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Electronic Prospectus

This prospectus may be made available in electronic format on Internet sites or through other online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. Other than this prospectus in electronic format, any information on the underwriters’ or their affiliates’ websites and any information contained in any other website maintained by the underwriters or any affiliate of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Market for Shares

Prior to this offering, there has been a limited trading market for our common stock on the OTC markets. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;
•	our prospects and the history and prospects for the industry in which we compete;
•	an assessment of our management;
•	our prospects for future earnings;
•	the general condition of the securities markets at the time of this offering;
•	the recent market prices of our shares traded on the OTC market, and the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for the shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Non-U.S. Legends

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the EEA

This document has been prepared on the basis that all offers of shares of our common stock will be made pursuant to an exemption under Article 3 of Directive 2003/71/EC, as implemented in member states (the “Member States”) of the European Economic Area (the “EEA”), from the requirement to produce a prospectus for offers of shares of our common stock. Accordingly, any person making or intending to make any offer of shares of our common stock within the EEA should only do so in circumstances in which no obligation arises for us, the company or any of the underwriters to produce a prospectus for such offer. None of us, or the company or the underwriters have authorized, nor do they authorize, the making of any offer of shares of our common stock through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of shares of our common stock contemplated in this document.

In relation to each Member State of the EEA that has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer is being made or will be made to the public of any shares of our common stock which are the subject of this offering contemplated by this document in that Relevant Member State, other than: (i) to legal entities which are qualified investors as defined in the Prospectus Directive; (ii) to fewer than 100, or if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; subject to obtaining the prior consent of the underwriters nominated by the company for any such offer; or (iii) in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares of our common stock shall require us, the company or the underwriters to publish a prospectus pursuant to Article 3(2) of the Prospectus Directive. For the purposes of this provision, the expression an “offer of shares of our common stock to the public” in relation to the shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of our common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and any amendment thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

The issue and distribution of this document is restricted by law. This document is not being distributed by, nor has it been approved for the purposes of section 21 of the Financial Services and Markets Act 2000 by, a person authorized under the Financial Services and Markets Act 2000. This document is for distribution only to persons who (i) have professional experience in matters relating to investments (being investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”)), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any shares of our common stock that may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons. No part of this document should be published, reproduced, distributed or otherwise made available in whole or in part to any other person without the prior written consent of the company. Shares of our common stock are not being offered or sold to any person in the United Kingdom, except in circumstances which will not result in an offer of securities to the public in the United Kingdom within the meaning of Part VI of the Financial Services and Markets Act 2000.

Notice to Prospective Investors in Canada

Prospective Canadian investors are advised that the information contained within this document has not been prepared with regard to matters that may be of particular concern to Canadian investors. Accordingly, prospective Canadian investors should consult with their own legal, financial and tax advisers concerning the information contained within this document and as to the suitability of an investment in our shares of common stock in their particular circumstances.

The offer and sale of our shares of common stock in Canada will only be made in the provinces of Alberta, British Columbia, Ontario and Québec or to residents thereof and not in, or to the residents of, any other province or territory of Canada. Such offers and sales will be made only under exemptions from the requirement to file a prospectus in the above mentioned provinces.

Our shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions

(“NI 45-106”) or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this document (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

We hereby notify prospective Canadian purchasers that: (a) we may be required to provide personal information pertaining to the purchaser as required to be disclosed in Schedule I of Form 45-106F1 under NI 45-106 (including its name, address, telephone number and the aggregate purchase price of any shares of common stock purchased) (“personal information”), which Form 45-106F1 may be required to be filed by us under NI 45-106, (b) such personal information may be delivered to the Ontario Securities Commission (the “OSC”) in accordance with NI 45-106, (c) such personal information is collected indirectly by the OSC under the authority granted to it under the securities legislation of Ontario, (d) such personal information is collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and (e) the public official in Ontario who can answer questions about the OSC’s indirect collection of such personal information is the Administrative Support Clerk at the OSC, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8, Telephone: (416) 593-3684. Prospective Canadian purchasers that purchase shares of our common stock in this offering will be deemed to have authorized the indirect collection of the personal information by the OSC, and to have acknowledged and consented to its name, address, telephone number and other specified information, including the aggregate purchase price paid by the purchaser, being disclosed to other Canadian securities regulatory authorities, and to have acknowledged that such information may become available to the public in accordance with requirements of applicable Canadian laws.

Upon receipt of this document, each Canadian purchaser hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque acheteur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Notice to Prospective Investors in Hong Kong

The contents of this document have not been reviewed or approved by any regulatory authority in Hong Kong. This document does not constitute an offer or invitation to the public in Hong Kong to acquire shares. Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue or have in its possession for the purposes of issue, this document or any advertisement, invitation or document relating to the shares, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than in relation to shares which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” (as such term is defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (“SFO”) and the subsidiary legislation made thereunder); or in circumstances which do not result in this document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (“CO”); or which do not constitute an offer or an invitation to the public for the purposes of the SFO or the CO. The offer of the shares is personal to the person to whom this document has been delivered, and a subscription for shares will only be accepted from such person. No person to whom a copy of this document is issued may issue, circulate or distribute this document in Hong Kong, or make or give a copy of this document to any other person. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our common stock may not be circulated or distributed, nor may our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”), (ii) to a relevant person (as defined in Section 275(2) of the SFA), or to any person pursuant to an offer referred to in Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with, the conditions of any other applicable provision of the SFA.

Where our common stock is subscribed or purchased pursuant to an offer made in reliance on Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares, and debentures of that corporation, or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired our common stock under Section 275 except:
(1)	to an institutional investor or to a relevant person (as defined in Section 275(2) of the SFA), or any person pursuant to an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);
(2)	where no consideration is or will be given for the transfer; or
(3)	where the transfer is by operation of law.

Other Relationships

Certain of the underwriters and their affiliates may have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking, brokerage and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments for their own account and the accounts of their customers which may include or involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views of such securities or instruments and may at any time hold, or recommend to their clients that they acquire, long or short positions in such securities and instruments.

Except as described above and under the heading “Other arrangements with Wunderlich” and except for services provided in connection with this offering, no underwriter has provided us with any investment banking or other financial services during the 180-day period preceding the effective date of this offering and we do not expect to retain any underwriter to perform any investment banking or other financial services for at least 90 days after the effective date of this offering.

Selling Restrictions

Canada

This prospectus is not and under no circumstances is to be construed as a prospectus, advertisement or a public offering of the common stock under Canadian securities laws. The common stock offered hereunder have not been and will not be qualified by a prospectus for the offer or sale to the public in Canada under applicable Canadian securities laws. No securities commission or similar regulatory authority in Canada has reviewed this prospectus or in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or
(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and
(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Vinson & Elkins L.L.P. Certain legal matters will be passed upon for the underwriters by Winston & Strawn LLP. Venable LLP will pass upon the validity of the common stock sold in this offering and certain other matters of Maryland law.

EXPERTS

The consolidated balance sheets of Global Medical REIT Inc. and its subsidiaries as of December 31, 2015, December 31, 2014 and August 31, 2014, and the related consolidated statements of operations, stockholders’ (deficit) equity and cash flows for the year ended December 31, 2015, for the period from September 1, 2014 through December 31, 2014 and for the twelve months ended August 31, 2014 appearing in this prospectus and registration statement have been audited by MaloneBailey, LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Gastroenterology Center of the Mid-South, P.C. and Subsidiary (d/b/a Gastro One) as of December 31, 2015 and December 31, 2014, and the related consolidated statements of operations, stockholders’ (deficit) equity and cash flows for the year ended December 31, 2015 and 2014 appearing in this prospectus and registration statement have been audited by Watkins Uiberall, PLLC, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a web site at. Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

We have filed with the SEC a Registration Statement on Form S-11, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s website, www.sec.gov.

We are subject to the information and periodic reporting requirements of the exchange act, and will file periodic reports and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the SEC’s public reference facilities and the web site of the SEC referred to above.

GLOBAL MEDICAL REIT INC.

Overview to Unaudited Pro Forma Consolidated Financial Statements

Global Medical REIT Inc. (the “Company,” “us,” “we,” “our”) was incorporated in the state of Nevada on March 18, 2011 under the name Scoop Media, Inc. (“Scoop Media”), which was acquired in 2013 by ZH International Holdings Ltd. (formerly known as Heng Fai Enterprises, Ltd.), a Hong Kong limited company. ZH International is the owner of our majority stockholder, ZH USA, LLC. A public company traded on the Hong Kong exchange, ZH International is engaged in global real estate development, investment, management and sales and REIT management. We converted into a Maryland corporation, effective January 6, 2014. Our principal investment strategy is to develop and manage a portfolio of real estate assets in the healthcare industry, which includes surgery centers, specialty hospitals, and outpatient treatment centers

The accompanying unaudited pro forma consolidated financial statements have been derived from our historical consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated balance sheet as of March 31, 2016 is presented to reflect adjustments to our historical consolidated balance sheet as of March 31, 2016 as if our property acquisitions/financing transactions and our offering transactions were completed on March 31, 2016. The unaudited pro forma consolidated statements of operations for the three months ended March 31, 2016 and the twelve months ended December 31, 2015 are presented as if the property acquisitions/financing transactions were completed on January 1, 2015 and do not reflect any adjustments for the offering transactions.

The following unaudited pro forma consolidated financial statements should be read in conjunction with (i) our historical unaudited consolidated financial statements as of March 31, 2016 and for the three months ended March 31, 2016, (ii) our audited consolidated financial statements as of December 31, 2015 and for the twelve months ended December 31, 2015 and (iii) the “Risk Factors,” and “Cautionary Note Regarding Forward-Looking Statements” sections in this prospectus. We have based the unaudited pro forma adjustments on available information and assumptions that we believe are reasonable.

The following unaudited pro forma consolidated financial statements are presented for informational purposes only and are not necessarily indicative of what our actual consolidated financial position would have been as of March 31, 2016 assuming our property acquisitions/financing transactions and our offering transactions had all been completed on March 31, 2016, and what our actual consolidated results of operations would have been for the three months ended March 31, 2016 and the twelve months ended December 31, 2015 assuming the property acquisitions/financing transactions were completed on January 1, 2015, and additionally are not indicative of our consolidated future results of operations or financial condition, and should not be viewed as indicative of our future consolidated results of operations or financial condition.

GLOBAL MEDICAL REIT INC.

Pro Forma Consolidated Balance Sheet
As of March 31, 2016
(Unaudited)

	Historical				Pro Forma
	As of March 31, 2016	Acquisition/ Financing Adjustments		Offering Adjustments(c)(d)	As of March 31, 2016
Assets
Investment in real estate, gross	$94,084,262	9,200,600	(a)
Less: accumulated depreciation	(1,388,081)	—
Investment in real estate, net	92,696,181	9.200,600
Cash	507,281	(9,200,600	)(b)
Restricted cash	1,277,831	—
Tenant receivables	261,955	—
Prepaid assets	27,925	—
Escrow deposits	889,519	—
Deferred assets	436,068	—
Total assets	$96,096,760	—
Liabilities and Stockholders’ Equity Liabilities
Accrued expenses	$1,568,004	—
Security deposits	319,499	—
Due to related parties, net	1,068,562	—
Convertible debenture, due to majority stockholder	25,030,134	—
Note payable to majority stockholder	421,000	—
Note payable to related party	450,000	—
Note payable related to acquisitions, net of unamortized discount of $1,302,730	54,488,884	—
Total Liabilities	83,346,083	—
Stockholders’ equity:
Common stock	1,427	—
Additional paid-in capital	18,010,613	—
Accumulated deficit	(5,261,363)	—
Total stockholders’ equity	12,750,677	—
Total liabilities and stockholders’ equity	$96,096,760	—

The accompanying notes are an integral part of this unaudited pro forma consolidated financial statement.

GLOBAL MEDICAL REIT INC.

Pro Forma Consolidated Statement of Operations
For the Three Months Ended March 31, 2016
(Unaudited)

	Historical			Pro Forma
	Three Months Ended March 31, 2016	Acquisition/ Financing Adjustments		Three Months Ended March 31, 2016
Rental revenue	$1,298,978	636,519	(e)	$1,935,497
Other income	15,081	—		15,081
Total revenue	1,314,059	636,519		1,950,578
Expenses:
Management fees – related party	90,000	—		90,000
General & administrative	888,529	—		888,529
Acquisition fee – related party	754,000	—		754,000
Depreciation expense	398,830	188,245	(f)	587,075
Interest expense	1,129,263	407,527	(g)	1,536,790
Total expenses	3,260,622	595,772		3,856,394
Net Loss	$(1,946,563)	40,747		$(1,905,816)
Basic and Diluted:
Net loss per share	$(3.11)			$(3.05)
Weighted Average Shares Outstanding	624,978			624,978

The accompanying notes are an integral part of this unaudited pro forma consolidated financial statement.

GLOBAL MEDICAL REIT INC.

Pro Forma Consolidated Statement of Operations
For the Twelve Months Ended December 31, 2015
(Unaudited)

	Historical			Pro Forma
	Twelve Months Ended December 31, 2015	Acquisition/ Financing Adjustments		Twelve Months Ended December 31, 2015
Rental revenue	$2,049,196	5,501,917	(h)	$7,551,113
Other income	12,471	—		12,471
Total revenue	2,061,667	5,501,917		7,563,584
Expenses:
Management fees – related party	360,000	—		360,000
General & administrative	505,141	525,000	(i)	1,030,141
Acquisition fee – related party	627,000	754,000	(j)	1,381,000
Depreciation expense	659,671	1,675,424	(k)	2,335,095
Interest expense	1,519,102	3,980,112	(l)	5,499,214
Total expenses	3,670,914	6,934,536		10,605,450
Net Loss	$(1,609,247)	(1,432,619)		(3,041,866)
Basic and Diluted:
Net loss per share	$(6.44)			$(12..17)
Weighted Average Shares Outstanding	250,000			250,000

The accompanying notes are an integral part of this unaudited pro forma consolidated financial statement.

GLOBAL MEDICAL REIT INC.

Notes to Unaudited Pro Forma Consolidated Financial Statements

Note 1 — Overview of Unaudited Pro Forma Consolidated Financial Statements Presented

The accompanying unaudited pro forma consolidated balance sheet for Global Medical REIT Inc. (the “Company,” “us,” “we,” “our”) presents the pro forma impact of our (1) facility acquisitions and related financing transactions and (2) transactions associated with our securities offering. The accompanying unaudited pro forma consolidated statements of operations present the pro forma impact of our facility acquisitions and related financing transactions. None of the offering transactions impact the accompanying unaudited pro forma consolidated statements of operations.

Unaudited Pro Forma Consolidated Balance Sheet

The accompanying unaudited Pro Forma Consolidated Balance Sheet assumes the transactions were completed on March 31, 2016. Pro forma adjustments include only adjustments that give effect to events that are directly attributable to the transaction and factually supportable regardless of whether they have a continuing impact or are nonrecurring.

All pro forma adjustments are presented on the face of the accompanying unaudited Pro Forma Consolidated Balance Sheet.

Unaudited Pro Forma Consolidated Statements of Operations

The accompanying unaudited Pro Forma Consolidated Statements of Operations for the three months ended March 31, 2016 and the twelve months ended December 31, 2015, respectively, assume the transactions were completed on January 1, 2015 and the effect of all adjustments are computed through the end of the three and twelve month periods presented. Pro forma adjustments include only adjustments that give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable.

All pro forma adjustments are presented on the face of the accompanying unaudited Pro Forma Consolidated Statements of Operations for each period presented.

Note 2 — Transactions Included in the Unaudited Pro Forma Consolidated Financial Statements

A summary of each property acquisition/financing transaction included in the unaudited pro forma consolidated financial statements is as follows:

Wyomissing Facilities

On April 19, 2016, the Company entered into an asset purchase agreement to acquire a 17,000 square foot eye center located at 1802 Papermill Road, Wyomissing, PA 19610 (the “Eye Center”) and a 6,500 square foot eye surgery center located at 2220 Ridgewood Road, Wyomissing, PA 19610 (the “Surgery Center). The aggregate purchase price for the Facilities is $9,200,600. The Eye Center and the Surgery Center will be leased back via 10-year absolute triple-net lease agreements that expire in 2026 and will be cross defaulted. The Eye Center Lease will be guaranteed by the Surgery Center Tenant and the Surgery Center Lease will be guaranteed by the Eye Center Tenant, each pursuant to a written guaranty.

Melbourne Facility

On March 31, 2016, the Company acquired a 78,000 square-foot medical office building located on the Melbourne Bayfront for a purchase price of $15.45 million from Marina Towers, LLC, a Florida limited liability company (the “Melbourne Facility”). The facility is located at 709 S. Harbor City Blvd., Melbourne, FL on 1.9 acres of land. The acquisition includes the site and building, an easement on the adjacent property to the north for surface parking, all tenant leases, and above and below ground parking garages. The entire facility is leased back to Marina Towers, LLC via a 10-year absolute triple-net master lease agreement that expires in 2026.

Michigan Facility

On March 31, 2016, the Company acquired a two-story ambulatory surgery center and medical office building located in Westland, Michigan (the “Michigan Facility”). The property contains 15,018 leasable

GLOBAL MEDICAL REIT INC.

Notes to Unaudited Pro Forma Consolidated Financial Statements

Note 2 — Transactions Included in the Unaudited Pro Forma Consolidated Financial Statements  – (continued)

square feet and is located on a 1.3 acre site. Under the purchase agreement, the Company acquired the site and building, including parking for an aggregate purchase price of $4.75 million. The entire facility is leased to the Surgical Institute of Michigan, LLC under a triple-net master lease agreement that expires in 2026.

Cantor Loan

On March 31, 2016, through certain of our subsidiaries, we entered into a $32,097,400 portfolio commercial mortgage-backed securities loan (the “Cantor Loan”) with Cantor Commercial Real Estate Lending, LP. The subsidiaries are GMR Melbourne, LLC, GMR Westland, LLC, GMR Memphis, LLC, and GMR Plano, LLC (“GMR Loan Subsidiaries”). The Cantor Loan has cross-default and cross-collateral terms. We used the proceeds of this loan to acquire the Melbourne Facility and the Michigan Facility and to refinance the Plano Facility (as defined below) assets, and we granted a security interest in the Gastro One Facilities (as defined below) assets.

The Cantor Loan has a maturity date of April 6, 2026 and accrues annual interest at 5.22%. The first five years of the term require interest only payments and after that payments will include interest and principal, amortized over a 30 year schedule. Prepayment can only occur within four months prior to the maturity date, except that after the earlier of (a) 2 years after the loan is placed in a securitized mortgage pool, or (ii) May 6, 2020, the Cantor Loan can be fully and partially defeased upon payment of amounts due under the Cantor Loan and payment of a defeasance amount that is sufficient to purchase U.S. government securities equal to the scheduled payments of principal, interest, fees, and any other amounts due related to a full or partial defeasance under the Cantor Loan.

We are securing the payment of the Cantor Loan with the assets, including property, facilities, and rents, held by the GMR Loan Subsidiaries.

We have agreed to guarantee certain customary recourse obligations, including findings of fraud, gross negligence, or breach of environmental covenants by GMR Loan Subsidiaries.

Plano Facility

On January 28, 2016, the Company acquired an approximately 24,000 square foot, eight bed acute hospital facility located in Plano, Texas, along with all real property and improvements thereto for approximately $17.5 million (the “Plano Facility”). Under the terms of the agreement, the Company was obligated to pay a development fee of $500,000 at closing. The property will be leased back via an absolute triple-net lease agreement that expires in 2036.

Gastro One Facilities

On December 31, 2015, the Company acquired a six building, 52,266 square foot medical clinic portfolio for a purchase price of $20.0 million (approximately $20.2 including legal and related fees) (the “Gastro One Facilities”). Five of the facilities are located in Tennessee and one facility is located in Mississippi. The portfolio will be leased back through Gastroenterology Center of the Midsouth, P.C. via an absolute triple-net lease agreement that expires in 2027.

West Mifflin Facility

On September 25, 2015, the Company acquired a combined approximately 27,193 square foot surgery center and medical office building located in West Mifflin, Pennsylvania and the adjacent parking lot for approximately $11.35 million (approximately $11.6 million including legal and related fees) (the “West Mifflin Facility”). The facility is operated by Associates in Ophthalmology, LTD and Associates Surgery Centers, LLC, respectively, and leased back to those entities by the Company via two separate lease agreements that expire in 2030.

GLOBAL MEDICAL REIT INC.

Notes to Unaudited Pro Forma Consolidated Financial Statements

Note 3 — Unaudited Pro Forma Consolidated Balance Sheet Adjustments as of March 31, 2016

(a)	Represents the addition of the gross investment in real estate related to the Wyomissing Facilities. The Company executed an asset purchase agreement for the facilities on April 19, 2016.
(b)	Represents proceeds that will be used from the closing of our offering to fund the acquisition of the Wyomissing Facilities. Proceeds from the offering will be used rather than procuring debt to finance the acquisition.
(c)	Reflects gross proceeds from the offering of $ million, which will be reduced by $ million, net of amounts paid to date, to reflect underwriters’ discounts and commissions and other costs of the offering and the formation transactions payable by us, resulting in net proceeds to us of $ million. These costs will be charged against the gross offering proceeds upon completion of the offering. As of December 31, 2015, $ million of these fees had been paid by , which we will reimburse upon completion of the offering. A summary is as follows ($ in thousands):

Gross proceeds	$
Transaction costs
Transaction costs reimbursed by us
Net proceeds	$
(d)	In connection with the offering, we expect to use a portion of the proceeds as follows ($ in thousands):

Repay a portion of our outstanding convertible debentures	$
Repay outstanding mortgage loan from Capital One
Acquisition of properties in investment pipeline
General corporate and working capital purposes
Total use of proceeds	$

Note 4 — Unaudited Pro Forma Consolidated Statement of Operations Adjustments for the Three Months Ended March 31, 2016

(e)	Represents rental revenue earned from the facilities based upon the terms of their respective lease agreements.

Rental Revenue
Wyomissing Facilities	$172,511
Melbourne Facility	276,250
Michigan Facility	95,000
Plano Facility	92,758
Total rental revenue adjustment	$636,519
(f)	Represents depreciation expense incurred on the facilities using an estimated useful life of 40 years.

Depreciation Expense
Wyomissing Facilities	$40,637
Melbourne Facility	89,063
Michigan Facility	28,250
Plano Facility	30,295
Total depreciation expense adjustment	$188,245

GLOBAL MEDICAL REIT INC.

Notes to Unaudited Pro Forma Consolidated Financial Statements

Note 4 — Unaudited Pro Forma Consolidated Statement of Operations Adjustments for the Three Months Ended March 31, 2016 – (continued)

(g)	Represents interest expense incurred as follows:

Interest Expense
Proceeds from Cantor Loan at 5.22%	$381,607
Amortization of debt discount, primarily Cantor Loan over 10 years	25,920
Total interest expense adjustment	$407,527

Note 5 — Unaudited Pro Forma Consolidated Statement of Operations Adjustments for the Twelve Months Ended December 31, 2015

(h)	Represents rental revenue earned from the facilities based upon the terms of their respective lease agreements.

Rental Revenue
Wyomissing Facilities	$690,045
Melbourne Facility	1,105,000
Michigan Facility	380,000
Plano Facility	1,278,000
Gastro One Facilities	1,409,940
West Mifflin Facility	638,932
Total rental revenue adjustment	$5,501,917
(i)	The pro forma general and administrative expense pro forma adjustment of $525,000 represents expenses incurred of $500,000 for a development fee incurred under the terms of the Plano Facility asset purchase agreement and $25,000 in expenses incurred in connection with the close of the Plano Facility acquisition.
(j)	Represents the 2% acquisition fee incurred by the Company (based on the purchase price of each facility) and paid to the advisor for the following facility acquisitions under the terms of the management agreement. Detail is as follows:

Acquisition Fees
Melbourne Facility	$309,000
Michigan Facility	95,000
Plano Facility	350,000
Total acquisition fees adjustment	$754,000
(k)	Represents depreciation expense incurred on the facilities using an estimated useful life of 40 years.

Depreciation Expense
Wyomissing Facilities	$162,546
Melbourne Facility	356,250
Michigan Facility	113,000
Plano Facility	417,403
Gastro One Facilities	436,281
West Mifflin Facility	189,944
Total depreciation expense adjustment	$1,675,424

GLOBAL MEDICAL REIT INC.

Notes to Unaudited Pro Forma Consolidated Financial Statements

Note 5 — Unaudited Pro Forma Consolidated Statement of Operations Adjustments for the Twelve Months Ended December 31, 2015  – (continued)

(l)	Represents interest expense incurred as follows:

Interest Expense
Proceeds from Cantor Loan at 5.22%	$1,675,483
West Mifflin Facility debt from majority stockholder at 8%	266,025
West Mifflin Facility debt from third party at 3.72%	209,644
Gastro One Facilities debt from majority stockholder at 8%	1,672,000
Amortization of debt discount, primarily Cantor Loan over 10 years	103,681
Write off of debt discount related to debt refinanced by Cantor Loan	53,279
Total interest expense adjustment	$3,980,112

GLOBAL MEDICAL REIT INC.

Consolidated Balance Sheets

	As of
	March 31, 2016	December 31, 2015
	(unaudited)
Assets
Investment in real estate:
Land	$7,043,852	$4,563,852
Building and improvements	87,040,410	51,574,271
	94,084,262	56,138,123
Less: accumulated depreciation	(1,388,081)	(989,251)
Investment in real estate, net	92,696,181	55,148,872
Cash	507,281	9,184,270
Restricted cash	1,277,831	447,627
Tenant receivables	261,955	—
Prepaid assets	27,925	—
Escrow deposits	889,519	454,310
Deferred assets	436,068	93,646
Total assets	$96,096,760	$65,328,725
Liabilities and Stockholders’ Equity (Deficit)
Liabilities:
Accrued expenses	$1,568,004	$683,857
Security deposits	319,499	—
Due to related parties, net	1,068,562	847,169
Convertible debenture, due to majority stockholder	25,030,134	40,030,134
Note payable to majority stockholder	421,000	421,000
Note payable to related party	450,000	—
Notes payable, net of unamortized discount of $1,302,730 and $302,892, respectively	54,488,884	23,485,173
Total liabilities	83,346,083	65,467,333
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value, 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock $0.001 par value, 500,000,000 shares authorized at March 31, 2016 and December 31, 2015, respectively; 1,426,656 and 250,000 shares issued and outstanding at March 31, 2016 and December 31, 2015, respectively	1,427	250
Additional paid-in capital	18,010,613	3,011,790
Accumulated deficit	(5,261,363)	(3,150,648)
Total stockholders’ equity (deficit)	12,750,677	(138,608)
Total liabilities and stockholders’ equity (deficit)	$96,096,760	$65,328,725

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GLOBAL MEDICAL REIT INC.

Consolidated Statements of Operations
(unaudited)

	Three Months Ended March 31,
	2016	2015
Revenue
Rental revenue	$1,298,978	$454,638
Other income	15,081	7,500
Total revenue	1,314,059	462,138
Expenses
Acquisition fees – related party	754,000	—
General and administrative	888,529	64,307
Management fees – related party	90,000	90,000
Depreciation expense	398,830	152,336
Interest expense	1,129,263	344,042
Total expenses	3,260,622	650,685
Net loss	$(1,946,563)	$(188,547)
Net loss per share – Basic and Diluted	$(3.11)	$(0.75)
Weighted average shares outstanding – Basic and Diluted	624,978	250,000

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GLOBAL MEDICAL REIT INC.

Consolidated Statements of Cash Flows
(unaudited)

	Three Months Ended March 31,
	2016	2015
Operating activities
Net loss	$(1,946,563)	$(188,547)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	398,830	152,336
Amortization of deferred financing costs	90,241	29,797
Changes in operating assets and liabilities:
Restricted cash	(319,499)	—
Tenant receivables	(261,955)	—
Prepaid assets	(27,925)	—
Accounts receivable	—	2,390
Deferred assets	(342,422)	—
Accrued expenses	884,147	(225,403)
Security deposits	319,499	—
Accrued management fees due to related party	90,000	90,000
Net cash used in operating activities	(1,115,647)	(139,427)
Investing activities
Escrow deposits for purchase of properties	394,310	—
Loans to related party	(21,500)	—
Purchase of buildings and improvements	(37,946,139)	—
Net cash used in investing activities	(37,573,329)	—
Financing activities
Change in restricted cash	(510,705)	148,864
Escrow deposits required by third party lenders	(829,519)	—
Loans from related party	152,893	—
Proceeds from note payable to majority stockholder	—	350,000
Proceeds from notes payable from acquisitions	41,320,900	—
Payments on notes payable from acquisitions	(9,317,351)	(78,970)
Proceeds from note payable from related party	450,000	—
Payments of deferred financing costs	(1,090,079)	—
Dividends paid to stockholders	(164,152)	(63,900)
Net cash provided by financing activities	30,011,987	355,994
Net (decrease) increase in cash and cash equivalents	(8,676,989)	216,567
Cash and cash equivalents – beginning of period	9,184,270	88,806
Cash and cash equivalents – end of period	$507,281	$305,373
Supplemental cash flow information:
Cash payments for interest	$337,609	$548,150
Noncash financing and investing activities:
Conversion of convertible debenture due to majority stockholder to shares of common stock	$15,000,000	$—

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GLOBAL MEDICAL REIT INC.

Notes to the Unaudited Consolidated Financial Statements

Note 1 — Organization

Global Medical REIT Inc. (the “Company”) is a Maryland corporation engaged primarily in the acquisition of licensed, state-of-the-art, purpose-built healthcare facilities and the leasing of these facilities to leading clinical operators with dominant market share. The Company is externally managed and advised by Inter-American Management, LLC (our “advisor”). The Company has seven wholly owned Delaware limited liability company subsidiaries that were formed to own the facilities within the Company’s portfolio. The Company’s wholly owned subsidiaries are as follows: GMR Melbourne, LLC; GMR Westland, LLC; GMR Plano, LLC; GMR Memphis, LLC; GMR Pittsburgh, LLC; GMR Asheville, LLC, and GMR Omaha, LLC.

On March 14, 2016, the Company and its wholly owned subsidiary, Global Medical REIT GP LLC, a Delaware limited liability company (the “GP”), entered into an Agreement of Limited Partnership pursuant to which the Company serves as the initial limited partner, and the GP serves as the sole general partner, of the Company’s operating partnership, Global Medical REIT L.P., a Delaware limited partnership (the “Operating Partnership”).

The Company also entered into a Contribution and Assignment Agreement (the “Contribution Agreement”) with the Operating Partnership pursuant to which the Company contributed to the Operating Partnership 100% of the limited liability company interests in two wholly owned subsidiaries that own certain of the Company’s properties in exchange for limited partnership units of the Operating Partnership. These subsidiaries are GMR Plano, LLC, a Delaware limited liability company, and GMR Memphis, LLC, a Delaware limited liability company.

The Company intends to contribute its ownership interests in the subsidiaries that own the Company’s other properties upon receipt of the required lender consents.

The Company was acquired in June 2015 by ZH International Holdings Limited (formerly known as Heng Fai Enterprises, Ltd.), a Hong Kong listed company that is engaged in real estate development, investments, management and sales, hospitality management and investments and REIT management. ZH International Holdings Limited owns ZH USA, LLC, the Company’s majority stockholder. As of March 31, 2016, ZH USA, LLC owns an aggregate of 1,425,481 (or 99.9%) of the Company’s outstanding shares of common stock.

Note 2 — Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements are unaudited and include the accounts of the Company. The accompanying financial statements have been prepared in accordance with GAAP and the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures required for annual financial statements have been condensed or excluded pursuant to SEC rules and regulations. Accordingly, the accompanying financial statements do not include all of the information and footnotes required by GAAP for complete financial statements and should be read in conjunction with the audited financial statements and notes thereto for the fiscal year ended December 31, 2015. In the opinion of management, all adjustments of a normal and recurring nature necessary for a fair presentation of the financial statements for the interim periods have been made.

Consolidation Policy

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions between the Company and its subsidiaries have been eliminated. See Note 1 — “Organization” for the names of our wholly owned subsidiaries.

GLOBAL MEDICAL REIT INC.

Notes to the Unaudited Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies  – (continued)

Restricted Cash

Restricted cash represents cash required by a third party lender to be held by the Company as a reserve for debt service and a security deposit received from one of the Company’s tenants. The restricted cash balance as of March 31, 2016 and December 31, 2015 was $1,277,831 and $447,627, respectively, an increase of $830,204. This increase resulted primarily from a security deposit received on the lease of the acute hospital facility located in Plano, Texas (the “Plano Facility”) that was executed on January 28, 2016 of approximately $320,000 as well as from increased funds of approximately $511,000 held in reserve related to the West Mifflin Facility (as defined below) and the Omaha Facility (as defined below) loans with Capital One, National Association (“Capital One”).

Tenant Receivables

Tenant receivables of $261,955 as of March 31, 2016 represents balances owed by tenants in accordance with the terms of their lease agreements that have yet to be collected by the Company. The Company assesses these balances for collectability on a quarterly basis. No write-offs were deemed warranted for the three months ended March 31, 2016.

Escrow Deposits

Escrow deposits include funds held in escrow to be used for the acquisition of future properties as well as for the payment of taxes, insurance, and other amounts as stipulated by the Company’s third party loan agreements. The escrow balance as of March 31, 2016 and December 31, 2015 was $889,519 and $454,310, respectively, an increase of 435,209. This increase resulted primarily from required escrow deposits for taxes and insurance in the amount of approximately $830,000 related to the Cantor Loan (as defined in Note 4) that was secured on March 31, 2016, partially offset by approximately $394,000 in escrow funds that were expended to acquire three facilities during the three months ended March 31, 2016. Refer to Note 4 — “Notes Payable Related to Acquisitions” for information regarding the Cantor Loan.

Deferred Assets

The deferred asset balance of $436,068 as of March 31, 2016, consists of $73,068 in deferred rent receivable and $363,000 in deferred costs related to the Company’s securities offering. In accordance with the provisions of ASC Topic 340, “Other Assets and Deferred Costs,” the Company is deferring specific incremental costs directly attributable to its offering of equity securities and will charge them against the gross proceeds of the offering as a reduction of additional paid-in capital.

Security Deposit Liability

The security deposit liability as of March 31, 2016 represents funds deposited by the Plano Facility at the inception of its lease. See Note 3 — “Property Portfolio” for additional information regarding the Plano Facility acquisition.

Note 3 — Property Portfolio

Properties Acquired During the Three Months Ended March 31, 2016

During the three months ended March 31, 2016, the Company acquired three facilities. A summary description of those facilities is as follows:

Plano Facility

On January 28, 2016, the Company closed on an asset purchase agreement with an unrelated party Star Medreal, LLC, a Texas limited liability company, to acquire an approximately 24,000 square foot, eight bed acute hospital facility located in Plano, Texas, along with all real property and improvements thereto for

GLOBAL MEDICAL REIT INC.

Notes to the Unaudited Consolidated Financial Statements

Note 3 — Property Portfolio  – (continued)

approximately $17.5 million (approximately $17.7 including legal and related fees). Under the terms of the agreement, the Company was obligated to pay a development fee of $500,000 to Lumin, LLC at closing. The property has been leased back via an absolute triple-net lease agreement that expires in 2036. The tenant will be Star Medical Center, LLC and Lumin Health, LLC will serve as guarantor. Lumin Health, LLC is an affiliate and management company for Star Medical Center, LLC. The tenant has two successive options to renew the lease for ten year periods on the same terms and conditions as the primary non-revocable lease term with the exception of rent, which will be computed at then prevailing fair market value as determined by an appraisal process defined in the lease. The terms of the lease also provide for a tenant allowance up to $2.75 million for a 6,400 square foot expansion to be paid by the Company.

Also on January 28, 2016, the Company entered into a Promissory Note and Deed of Trust with East West Bank to borrow a total of $9,223,500. Deferred financing costs of $53,280 were incurred and capitalized by the Company in securing this loan. The loan was scheduled to mature on January 28, 2021, five years from the closing date. At closing the Company paid the lender a non-refundable deposit of $50,000 and a non-refundable commitment fee of $46,118. The loan shall bear interest at a rate per annum equal to the Wall Street Journal Prime Rate (as quoted in the “Money Rates” column of The Wall Street Journal (Western Edition), rounded to two decimal places, as it may change from time to time, plus 0.50%, but not less than 4.0%. Interest expense of $65,576 was incurred on this note for the three months ended March 31, 2016. As discussed in Note 4 — “Notes Payable Related to Acquisitions,” the Company used a portion of the proceeds from another third party loan to repay the $9,223,500 principal balance of the note with East West Bank in full as of March 31, 2016. The Company also wrote off the deferred financing costs of $53,280 as of March 31, 2016 related to this note.

Additional funding for this transaction was received from the Company’s majority stockholder during the year ended December 31, 2015 in the amount of $9,369,310 (consisting of $9,025,000 funded directly for this transaction and $344,310 that was held in escrow from previous funding from the majority stockholder). The $9,369,310 was recorded by the Company as of March 31, 2016 as unsecured Convertible Debentures due to its majority stockholder on demand, bearing interest at eight percent per annum. The majority stockholder may elect to convert all or a portion of the outstanding principal amount of the Convertible Debenture into shares of the Company’s common stock in an amount equal to the principal amount of the Convertible Debenture, together with accrued but unpaid interest, divided by $12.748.

Melbourne Facility

On March 31, 2016, the Company closed on a purchase agreement to acquire a 78,000 square-foot medical office building located on the Melbourne Bayfront for a purchase price of $15.45 million (approximately $15.5 including legal and related fees) from Marina Towers, LLC, a Florida limited liability company (the “Melbourne Facility”). The facility is located at 709 S. Harbor City Blvd., Melbourne, FL on 1.9 acres of land. The acquisition included the site and building, an easement on the adjacent property to the north for surface parking, all tenant leases, and above and below ground parking garages. The entire facility has been leased back to Marina Towers, LLC via a 10-year absolute triple-net master lease agreement that expires in 2026. The tenant has two successive options to renew the lease for five-year periods on the same terms and conditions as the primary non-revocable lease term with the exception of rent, which will be adjusted to the prevailing fair market rent at renewal and will escalate in successive years during the extended lease period at two percent annually.

The Melbourne Facility acquisition was financed in full using proceeds from the third party Cantor Loan, which is disclosed in Note 4 — “Notes Payable Related to Acquisitions.”

The Melbourne Facility’s obligations under the lease with Marina Towers, LLC are fully guaranteed by its parent company, First Choice Healthcare Solutions, Inc. (OTCMKTS: FCHS). Information about First Choice

GLOBAL MEDICAL REIT INC.

Notes to the Unaudited Consolidated Financial Statements

Note 3 — Property Portfolio  – (continued)

Healthcare Solutions, Inc., including its audited historical financial statements, can be obtained from its Annual Report on Form 10-K and other reports and filings available on its website at http://www.myfchs.com/ or on the SEC website at www.sec.gov.

Michigan Facility

On March 31, 2016, the Company closed on a purchase agreement to acquire a two-story medical office building and ambulatory surgery center located in Westland, Michigan (the “Michigan Facility”) for an aggregate purchase price of $4.75 million (approximately $4.8 including legal and related fees) from Cherry Hill Real Estate, LLC (“Cherry Hill”). The property contains 15,018 leasable square feet and is located on a 1.3 acre site. Under the purchase agreement, the Company acquired the site and building, including parking. Also on March 31, 2016, the Company executed a lease agreement for the entire facility with The Surgical Institute of Michigan, LLC under a triple-net master lease agreement that expires in 2026, subject to two successive ten-year renewal options for the tenant on the same terms as the initial lease, except that the rental rate will be subject to adjustment upon each renewal based on then-prevailing market rental rates. The purchase agreement contains customary covenants, representations and warranties. Commensurate with the execution of its lease with the Company, The Surgical Institute of Michigan, LLC terminated its lease agreement with Cherry Hill that was in place at the time of the sale of the facility to the Company. The Company has accounted for this acquisition as a business combination in accordance with the provisions of Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations,” and accordingly the transaction has been recorded at fair value with all values allocated to land and building based upon their fair values at the date of acquisition. No intangible assets were identified in connection with this acquisition.

The Michigan Facility acquisition was financed in full using proceeds from the third party Cantor Loan, which is disclosed in Note 4 — “Notes Payable Related to Acquisitions.”

A rollforward of the gross investment in land, building and improvements as of March 31, 2016 resulting from the addition of the three properties is as follows:

	Land	Building & Improvements	Gross Investment
Balances as of January 1, 2016	$4,563,852	$51,574,271	$56,138,123
Acquisitions:
Plano Facility	1,050,000	16,696,139	17,746,139
Melbourne Facility	1,200,000	14,250,000	15,450,000
Michigan Facility	230,000	4,520,000	4,750,000
Total Additions:	2,480,000	35,466,139	37,946,139
Balances as of March 31, 2016	$7,043,852	$87,040,410	$94,084,262

Depreciation expense was $398,830 and $152,336 for the three months ended March 31, 2016 and March 31, 2015, respectively.

Summary of Properties in the Company’s Existing Portfolio as of December 31, 2015

Gastro One Facilities

On December 31, 2015, the Company acquired a six building, 52,266 square foot medical clinic portfolio for a purchase price of $20.0 million (approximately $20.2 including legal and related fees) (the “Gastro One Facilities”). Five of the facilities are located in Tennessee and one facility is located in Mississippi. The portfolio will be leased back through Gastroenterology Center of the Midsouth, P.C. via an absolute triple-net lease agreement that expires in 2027. The tenant has two successive options to renew the lease for five year periods on the same terms and conditions as the primary non-revocable lease term with the exception of rent, which will be computed at the same rate of escalation used during the fixed lease term. Base rent increases by

GLOBAL MEDICAL REIT INC.

Notes to the Unaudited Consolidated Financial Statements

Note 3 — Property Portfolio  – (continued)

1.75% each lease year commencing on January 1, 2018. The property is owned in fee simple. Funding for the transaction and all related costs was received in the form of a convertible debenture (“Convertible Debenture”) the Company issued to its majority stockholder in the total amount of $20,900,000. Refer to Note 6 — “Related Party Transactions” for additional details regarding the funding of this transaction.

West Mifflin Facility

On September 25, 2015, the Company acquired a combined approximately 27,193 square foot surgery center and medical office building located in West Mifflin, Pennsylvania and the adjacent parking lot for approximately $11.35 million (approximately $11.6 million including legal and related fees) (the “West Mifflin Facility”). The facilities are operated by Associates in Ophthalmology, LTD and Associates Surgery Centers, LLC, respectively, and leased back to those entities by the Company via two separate lease agreements that expire in 2030. Each lease has two successive options by the tenants to renew for five year periods. Base rent increases by 2% each lease year commencing on October 1, 2018. The property is owned in fee simple. In connection with the acquisition of the facilities, the Company borrowed $7,377,500 from Capital One and funded the remainder of the purchase price with the proceeds from a Convertible Debenture it issued to its majority stockholder in the total amount of $4,545,838. Refer to Note 4 — “Notes Payable Related to Acquisitions” and Note 6 — “Related Party Transactions” for additional details regarding the funding of this transaction.

Asheville Facility

On September 19, 2014, the Company acquired an approximately 8,840 square foot medical office building known as the Orthopedic Surgery Center, located in Asheville, North Carolina for approximately $2.5 million. The Asheville facility is subject to an operating lease which expires in 2017, with lease options to renew up to five years. The property is owned in fee simple. In connection with the acquisition of the Asheville facility, the Company borrowed $1.7 million from the Bank of North Carolina and funded the remainder of the purchase price with the proceeds from a Convertible Debenture it issued to its majority stockholder and with the Company’s existing cash. Refer to Note 4 — “Notes Payable Related to Acquisitions” for additional details regarding the funding of this transaction.

Omaha Facility

On June 5, 2014, the Company completed the acquisition of a 56-bed long term acute care hospital located at 1870 S. 75th Street, Omaha, Nebraska for approximately $21.7 million (approximately $21.9 million including legal fees) (the “Omaha Facility”). The Omaha facility is operated by Select Specialty Hospital — Omaha, Inc. pursuant to a sublease which expires in 2023, with sub lessee options to renew up to 60 years. The real property where the Omaha Facility and other improvements are located is subject to a land lease with Catholic Health Initiatives, a Colorado nonprofit corporation (the “land lease”). The land lease initially was to expire in 2023 with sub lessee options to renew up to 60 years. However, as of March 31, 2016, the Company exercised two five-year lease renewal options and therefore the land lease currently expires in 2033, subject to future renewal options by the Company. In connection with the acquisition of the Omaha Facility in June 2014, the Company borrowed $15.06 million from Capital One and funded the remainder of the purchase price with funds from its majority stockholder. Refer to Note 4 — “Notes Payable Related to Acquisitions” for additional details regarding the funding of this transaction.

The Omaha Facility’s obligations under the sublease with Select Specialty Hospital — Omaha, Inc. are fully guaranteed by its parent company, Select Medical Corporation (NYSE: SEM). Information about Select Medical Corporation, including its audited historical financial statements, can be obtained from its Annual Report on Form 10-K and other reports and filings available on its website at http://www.selectmedical.com/ or on the SEC website at www.sec.gov.

GLOBAL MEDICAL REIT INC.

Notes to the Unaudited Consolidated Financial Statements

Note 4 — Notes Payable Related to Acquisitions

Summary of Notes Payable Related to Acquisitions, Net of Debt Discount

Effective for the fiscal year ended December 31, 2015, the Company early adopted the provisions of Accounting Standards Update 2015-03 entitled “Simplifying the Presentation of Debt Issuance Cost” (“ASU 2015-03”), which requires retrospective application. The adoption of ASU 2015-03 represents a change in accounting principle. A detail of the impact of adopting ASU 2015-03 on the Company’s Notes Payable Related to Acquisitions, net of unamortized discount balances, as of March 31, 2016 and December 31, 2015, is as follows

	March 31, 2016	December 31, 2015
Notes payable related to acquisitions, gross	$55,791,614	$23,788,065
Less: Unamortized debt discount (deferred financing costs)	(1,302,730)	(302,892)
Notes payable related to acquisitions, net	$54,488,884	$23,485,173

The Company incurred financing costs related to the Cantor, Plano Facility, West Mifflin Facility, Asheville Facility, and Omaha Facility loans that are treated as debt discounts.

A rollforward of the unamortized debt discount balance as of March 31, 2016 is as follows:

Balance as of January 1, 2016, net	$302,892
Additions – Plano Facility financing	53,280
Additions – Cantor Loan financing	1,036,799
Write-off of Plano Facility financing costs(a)	(53,280)
Debt discount amortization expense	(36,961)
Balance as of March 31, 2016, net	$1,302,730

(a)	As disclosed in Note 3 — “Property Portfolio,” the Plano Facility loan was refinanced with proceeds from the Cantor Loan (discussed below) and accordingly the Plano Facility related deferred financing costs were written off during the three months ended March 31, 2016 into the “Interest Expense” line item in the accompanying Consolidated Statements of Operations.

Amortization expense of $90,241 and $29,797 for the three months ended March 31, 2016 and March 31, 2015, respectively, is included in the “Interest Expense” line item in the accompanying Consolidated Statements of Operations.

Cantor Loan

On March 31, 2016, through certain of the Company’s subsidiaries, the Company entered into a $32,097,400 portfolio commercial mortgage-backed securities loan (the “Cantor Loan”) with Cantor Commercial Real Estate Lending, LP (“CCRE”). The subsidiaries are GMR Melbourne, LLC, GMR Westland, LLC, GMR Memphis, LLC, and GMR Plano, LLC (“GMR Loan Subsidiaries”). The Cantor Loan has cross-default and cross-collateral terms. The Company used the proceeds of the Cantor Loan to acquire the Melbourne Facility (Melbourne, FL) and the Michigan Facility (Westland, MI) and to refinance the Plano Facility (Plano, TX) assets by paying off the existing principal amount of the loan with East West bank in the amount of $9,223,500, and the Company granted a security interest in the assets from the facilities acquired from Gastroenterology Center of the Midsouth, P.C. (Memphis, TN) (the “Gastro One Facilities”).

The Cantor Loan has a maturity date of April 6, 2026 and accrues annual interest at 5.22%. The first five years of the term require interest only payments and after that payments will include interest and principal, amortized over a 30 year schedule. Prepayment can only occur within four months prior to the maturity date, except that after the earlier of (a) 2 years after the loan is placed in a securitized mortgage pool, or (b) May 6, 2020, the Cantor Loan can be fully and partially defeased upon payment of amounts due

GLOBAL MEDICAL REIT INC.

Notes to the Unaudited Consolidated Financial Statements

Note 4 — Notes Payable Related to Acquisitions  – (continued)

under the Cantor Loan and payment of a defeasance amount that is sufficient to purchase U.S. government securities equal to the scheduled payments of principal, interest, fees, and any other amounts due related to a full or partial defeasance under the Cantor Loan.

The Company is securing the payment of the Cantor Loan with the assets, including property, facilities, and rents, held by the GMR Loan Subsidiaries and has agreed to guarantee certain customary recourse obligations, including findings of fraud, gross negligence, or breach of environmental covenants by GMR Loan Subsidiaries. The GMR Loan Subsidiaries will be required to maintain a monthly debt service coverage ratio of 1.35:1.00 for all of the collateral properties in the aggregate.

No principal payments were made for the three months ended March 31, 2016. The note balance as of March 31, 2016 was $32,097,400. No interest expense was incurred on this note for the three months ended March 31, 2016.

As of March 31, 2016, scheduled principal payments due for each fiscal year ended December 31 are listed below as follows:

2016	$—
2017	—
2018	—
2019	—
2020	—
Thereafter	32,097,400
Total	$32,097,400

West Mifflin Note Payable

In order to finance a portion of the purchase price for the West Mifflin Facility, on September 25, 2015 the Company entered into a Term Loan and Security Agreement with Capital One to borrow $7,377,500. The note bears interest at 3.72% per annum and all unpaid interest and principal is due on September 25, 2020. Interest is paid in arrears and interest payments begin on November 1, 2015, and on the first day of each calendar month thereafter. Principal payments begin on November 1, 2018 and on the first day of each calendar month thereafter based on an amortization schedule with the principal balance due on the maturity date. The note may not be prepaid in whole or in part prior to September 25, 2017. Thereafter, the Company, at its option, may prepay the note at any time, in whole (but not in part) on at least thirty calendar days but not more than sixty calendar days advance written notice. The note has an early termination fee of two percent if prepaid prior to September 25, 2018. No principal payments were made for the three months ended March 31, 2016 and the twelve months ended December 31, 2015. The note balance as of March 31, 2016 and December 31, 2015 was $7,377,500. Interest expense incurred on this note was $69,373 and $0 for the three months ended March 31, 2016 and March 31, 2015, respectively.

As of March 31, 2016, scheduled principal payments due for each fiscal year ended December 31 are listed below as follows:

2016	$—
2017	—
2018	22,044
2019	136,007
2020	7,219,449
Total	$7,377,500

GLOBAL MEDICAL REIT INC.

Notes to the Unaudited Consolidated Financial Statements

Note 4 — Notes Payable Related to Acquisitions  – (continued)

Asheville Note Payable

In order to finance a portion of the purchase price of the Asheville facility, on September 15, 2014 the Company entered into a Promissory Note with the Bank of North Carolina to borrow $1,700,000. The note bears interest on the outstanding principal balance at the simple, fixed interest rate of 4.75% per annum and all unpaid principal and interest is due on February 15, 2017. Commencing on October 15, 2014, the Company made on the 15th of each calendar month until and including March 15, 2015, monthly payments consisting of interest only. Thereafter, commencing on April 15, 2015, the outstanding principal and accrued interest is payable in monthly amortizing payments on the 15th day of each calendar month, until and including January 15, 2017. This note may be prepaid in part or in full at any time and no prepayment penalty will be assessed with respect to any amounts prepaid. The Company made principal payments in the amount of $13,046 and $37,899 for the three months ended March 31, 2016 and the twelve months ended December 31, 2015, respectively. The note balance as of March 31, 2016 and December 31, 2015 was $1,649,055 and $1,662,101, respectively. Interest expense on this note was $19,910 and $20,188 for the three months ended March 31, 2016 and March 31, 2015, respectively.

As of March 31, 2016, scheduled principal payments due for each fiscal year ended December 31 are listed below as follows:

2016	$39,673
2017	1,609,382
Total	$1,649,055

Omaha Note Payable

In order to finance a portion of the purchase price for the Omaha Facility, on June 5, 2014 the Company entered into a Term Loan and Security Agreement with Capital One, National Association to borrower $15,060,000. The loan bears interest at 4.91% per annum and all unpaid interest and principal is due on June 5, 2017 (the “Maturity Date”). Interest is paid in arrears and payments began on August 1, 2014, and are due on the first day of each calendar month thereafter. Principal payments begin on January 1, 2015 and are due on the first day of each calendar month thereafter based on an amortization schedule with the principal balance due on the Maturity Date. The loan may not be prepaid in whole or in part prior to June 5, 2016, thereafter, the Company, at its option, may prepay the loan at any time, in whole (but not in part) on at least 30 calendar days’, but not more than 60 calendar days’, advance written notice. The prepayment amount will be equal to the outstanding principal balance of the loan, any accrued and unpaid interest and all other fees, expenses and obligations including an early termination fee of $301,200. The Company made principal payments in the amount of $80,805 and $311,536 for the three months ended March 31, 2016 and the twelve months ended December 31, 2015, respectively. The note balance as of March 31, 2016 and December 31, 2015 was $14,667,659 and $14,748,464, respectively. Interest expense on this note was $182,750 and $186,628 for the three months ended March 31, 2016 and March 31, 2015, respectively.

As of March 31, 2016, scheduled principal payments due for each fiscal year ended December 31 are listed below as follows:

2016	$244,518
2017	14,423,141
Total	$14,667,659

GLOBAL MEDICAL REIT INC.

Notes to the Unaudited Consolidated Financial Statements

Note 5 — Stockholders’ Equity

Preferred Stock

The Company’s charter authorizes the issuance of 10,000,000 shares of preferred stock, par value $0.001 per share. As of March 31, 2016 and December 31, 2015, no shares of preferred stock were issued and outstanding.

Common Stock

The Company has 500,000,000 of authorized shares of common stock, $0.001 par value. As of March 31, 2016 and December 31, 2015, there were 1,426,656 and 250,000 outstanding shares of common stock, respectively.

On March 2, 2016, ZH USA, LLC converted $15,000,000 of principal under the Convertible Debenture into 1,176,656 shares of the Company’s unregistered common stock. The shares of unregistered common stock issuable to ZH USA, LLC under the Convertible Debenture are subject to customary anti-dilution rights in the event of stock splits, stock dividends and similar corporate events.

Pursuant to a previously declared dividend approved by the Board of Directors of the Company and in compliance with applicable provisions of the Maryland General Corporation Law, the Company has paid a monthly dividend of $0.0852 per share each month during the three month period from January 1, 2016 through March 31, 2016. During the three months ended March 31, 2016 the Company paid total dividends to holders of its common stock in the amount of $164,152. During the three months ended March 31, 2015, the Company paid total dividends to holders of its common stock in the amount of $63,900.

Note 6 — Related Party Transactions

Allocated General and Administrative Expenses

In the future, the Company may receive an allocation of general and administrative expenses from the advisor that are either clearly applicable to or were reasonably allocated to the operations of the properties. There were no allocated general and administrative expenses from the advisor for the three months ended March 31, 2016 or the twelve months ended December 31, 2015.

Convertible Debenture, due to Majority Stockholder

The Company has received funds from its majority stockholder ZH USA, LLC in the form of convertible interest bearing notes (8% per annum, payable in arrears) due on demand unsecured debt, which are classified as “Convertible debenture, due to majority stockholder” on the accompanying Consolidated Balance Sheets. The Company may prepay the note at any time, in whole or in part. ZH USA, LLC may elect to convert all or a portion of the outstanding principal amount of the note into shares of common stock in an amount equal to the principal amount of the note, together with accrued but unpaid interest, divided by $12.748.

A rollforward of the funding from ZH USA, LLC classified as convertible debenture, due to majority stockholder as of March 31, 2016 is as follows:

Balance as of January 1, 2016	$40,030,134
Conversion of convertible debenture to common shares(a)	(15,000,000)
Balance as of March 31, 2016	$25,030,134

(a)	As disclosed in Note 5 — “Stockholders’ Equity” on March 2, 2016, ZH USA, LLC converted $15,000,000 of principal under the Convertible Debenture into 1,176,656 shares of the Company’s unregistered common stock.

Interest expense on the convertible debenture was $699,779 and $107,429 for the three months ended March 31, 2016 and March 31, 2015, respectively.

GLOBAL MEDICAL REIT INC.

Notes to the Unaudited Consolidated Financial Statements

Note 6 — Related Party Transactions  – (continued)

The Company analyzed the conversion option in the convertible debenture for derivative accounting treatment under ASC Topic 815, “Derivatives and Hedging,” and determined that the instrument does not qualify for derivative accounting. The Company performed an analysis in accordance with ASC Topic 470-20, “Debt with Conversion and Other Options,” to determine if the conversion option was subject to a beneficial conversion feature and determined that the instrument does not have a beneficial conversion feature.

Note Payable to Majority Stockholder

The Company has received funds from its majority stockholder ZH USA, LLC in the form of a non-interest bearing due on demand note payable, which is classified as “Note payable to majority stockholder” on the accompanying Consolidated Balance Sheets.

A rollforward of the funding from the majority stockholder as of March 31, 2016 is as follows:

Balance as of January 1, 2016	$421,000
Proceeds received from majority stockholder	—
Repayments of note payable	—
Balance as of March 31, 2016	$421,000

Note Payable to Related Party

During the three months ended March 31, 2016, the Company received total funds in the amount of $450,000 in the form of an interest bearing note payable from a related party. The note bears interest at 4% per annum and is due on demand. Interest expense incurred on this note for the three months ended March 31, 2016 was $1,634. Under the arrangement with the related party the Company has the ability to receive additional loans in the future.

Due to Related Parties, Net

A rollforward of the due (to) from related parties balance, net as of March 31, 2016 is as follows:

	Due from Advisor	Due to Advisor – Mgmt. Fees	Due to Advisor – Other Funds	Due (to) from Other Related Party	Total Due (To) From Related Parties, Net
Balance as of January 1, 2016	$178,111	(630,000)	(240,280)	(155,000)	(847,169)
Management fees due to advisor(a)	—	(90,000)	—	—	(90,000)
Funds loaned by advisor(b)	—	—	(152,893)	—	(152,893)
Funds loaned to other related party	—	—	—	21,500	21,500
Balance as of March 31, 2016	$178,111	(720,000)	(393,173)	(133,500)	(1,068,562)

(a)	This amount represents a cash flow operating activity.
(b)	Funds loaned to the Company were primarily used by the Company for general corporate purposes.

Management Agreement

On November 10, 2014, the Company entered into a Management Agreement, with an effective date of April 1, 2014, with Inter-American Management, LLC (our “advisor”), a Delaware limited liability company and an affiliate of the Company. Under the terms of the Management Agreement, the advisor is responsible for designing and implementing the Company’s business strategy and administering its business activities and day-to-day operations. For performing these services, the Company is obligated to pay the advisor a base management fee equal to the greater of (a) 2.0% per annum of the Company’s net asset value (the value of the Company’s assets less the value of the Company’s liabilities), or (b) $30,000 per calendar month. For each of the three months ended March 31, 2016 and March 31, 2015, management fees of $90,000 were incurred

GLOBAL MEDICAL REIT INC.

Notes to the Unaudited Consolidated Financial Statements

Note 6 — Related Party Transactions  – (continued)

and expensed by the Company, due to the advisor, and remain unpaid as of March 31, 2016. Additionally, during the three months ended March 31, 2016, the Company expensed $754,000 that was paid to the advisor for the acquisitions of the Plano Facility, the Melbourne Facility and the Michigan Facility, respectively. For the three months ended March 31, 2015, the Company incurred no acquisition expenses as no properties were acquired during this prior three month period.

Note 7 — Rental Revenue

The aggregate annual minimum cash to be received by the Company on the noncancelable operating leases related to its portfolio of facilities in effect as of March 31, 2016, are as follows for the subsequent years ended December 31; as listed below.

2016	$5,034,388
2017	6,711,661
2018	6,814,579
2019	6,967,091
2020	7,103,838
Thereafter	62,948,013
Total	$95,579,570

For the three months ended March 31, 2016, the Omaha Facility constituted approximately 34% of the Company’s rental revenue, the Gastro One Facilities constituted approximately 27% of rental revenue, the Plano Facility constituted approximately 18% of rental revenue and the Pittsburgh facility constituted approximately 17% of rental revenue. All other facilities individually contributed the remaining total of approximately 4% of rental revenue.

For the three months ended March 31, 2015, the Omaha Facility constituted approximately 88% of the Company’s rental revenue and the Asheville facility constituted approximately 12% of rental revenue.

Note 8 — Omaha Land Lease Rent Expense

The Omaha Facility land lease initially was to expire in 2023 with options to renew up to 60 years. However, the Company exercised two five-year lease renewal options and therefore the land lease currently expires in 2033, subject to future renewal options by the Company. Under the terms of the land lease, annual rents increase 12.5% every fifth anniversary of the lease. The initial land lease increase will occur in April 2017. During the three months ended March 31, 2016 and March 31, 2015, the Company expensed $18,154 and $14,970 related to this lease. The aggregate minimum cash payments to be made by the Company on the non-cancelable Omaha Facility related land lease in effect as of March 31, 2016, are as follows for the subsequent years ended December 31; as listed below.

2016	$44,908
2017	59,877
2018	63,619
2019	67,362
2020	67,362
Thereafter	973,586
Total	$1,276,714

GLOBAL MEDICAL REIT INC.

Notes to the Unaudited Consolidated Financial Statements

Note 9 — Commitments and Contingencies

Litigation

The Company is not presently subject to any material litigation nor, to its knowledge, is any material litigation threatened against the Company, which if determined unfavorably to the Company, would have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

Environmental Matters

The Company follows a policy of monitoring its properties for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist at its properties, the Company is not currently aware of any environmental liability with respect to its properties that would have a material effect on its financial position, results of operations, or cash flows. Additionally, the Company is not aware of any material environmental liability or any unasserted claim or assessment with respect to an environmental liability that management believes would require additional disclosure or the recording of a loss contingency.

Note 10 — Subsequent Events

Filing of Registration Statement

On April 1, 2016, the Company filed a registration statement on Form S-11 relating to a proposed initial public offering of the Company’s common stock.

Executed Asset Purchase Agreement Subsequent to March 31, 2016

On April 19, 2016, the Company entered into an Asset Purchase Agreement (the “Agreement”) with Paper Mill Partners, L.P., a Pennsylvania limited partnership (the “Partners”) and Ridgewood Surgery Center, L.P., a Pennsylvania limited partnership (“Ridgewood”) (Partners and Ridgewood each a “Seller” and collectively the “Sellers”) to acquire a 17,000 square foot eye center located at 1802 Papermill Road, Wyomissing, PA 19610 (the “Eye Center”) owned and operated by Partners and a 6,500 square foot eye surgery center located at 2220 Ridgewood Road, Wyomissing, PA 19610 (the “Surgery Center”) owned and operated by Ridgewood (the Eye Center and Surgery Center each a “Facility” and collectively the “Facilities”). The aggregate purchase price for the Facilities is $9,200,600 (the “Purchase Price”). The acquisition includes the Facilities, together with the real property, the improvements, and all appurtenances thereto. The acquisition is expected to close in June 2016.

The Eye Center will be leased back to Berks Eye Physicians & Surgeons, Ltd., a Pennsylvania professional corporation (the “Eye Center Tenant”) and the Surgery Center will be leased back to Ridgewood Surgery Associates LLC, a Pennsylvania limited liability company (the “Surgery Center Tenant”). Both leases will be 10-year absolute triple-net lease agreements that expire in 2026 and will be cross defaulted. Both leases also provide for two consecutive five-year extensions at the option of the tenants. The Eye Center Lease will be guaranteed by the Surgery Center Tenant and the Surgery Center Lease will be guaranteed by the Eye Center Tenant, each pursuant to a written guaranty.

Under the Agreement, the Company has the right to, and intends to, designate one or more subsidiaries of the Company’s Operating Partnership, to purchase the Facilities and lease them back to the tenant-operators.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Global Medical REIT Inc.
Bethesda, MD

We have audited the accompanying consolidated balance sheets of Global Medical REIT Inc. and its subsidiaries (collectively the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, stockholders’ (deficit) equity and cash flows for the year ended December 31, 2015 and for the period from September 1, 2014 through December 31, 2014. In connection with our audits of the consolidated financial statements, we have also audited financial statement schedule III. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global Medical REIT Inc. and its subsidiaries as of December 31, 2015 and 2014 and the results of their operations and their cash flows for the year ended December 31, 2015 and for the period from September 1, 2014 through December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ MaloneBailey, LLP
www.malonebailey.com
Houston, Texas
March 21, 2016, except for Note 11 as to which the date is March 31, 2016

GLOBAL MEDICAL REIT INC.

Consolidated Balance Sheets

	As of
	December 31, 2015	December 31, 2014
Assets
Investment in real estate:
Land	$4,563,852	$572,400
Building and improvements	51,574,271	23,801,362
	56,138,123	24,373,762
Less: accumulated depreciation	(989,251)	(329,580)
Investment in real estate, net	55,148,872	24,044,182
Cash	9,184,270	88,806
Restricted cash	447,627	197,719
Accounts receivable	—	2,793
Escrow deposits	454,310	14,877
Deferred assets	93,646	—
Total assets	$65,328,725	$24,348,377
Liabilities and Stockholders’ (Deficit) Equity
Liabilities:
Accrued expenses	$683,857	$338,764
Due to related party, net	847,169	330,768
Convertible debenture, due to majority stockholder	40,030,134	5,446,102
Note payable to majority stockholder	421,000	38,195
Notes payable, net of unamortized discount of $302,892 and $291,691, respectively	23,485,173	16,468,309
Total liabilities	65,467,333	22,622,138
Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock $0.001 par value, 500,000,000 shares authorized at December 31, 2015 and December 31, 2014, respectively; 250,000 shares issued and outstanding at December 31, 2015 and December 31, 2014, respectively	250	250
Additional paid-in capital	3,011,790	3,011,790
Accumulated deficit	(3,150,648)	(1,285,801)
Total stockholders’ (deficit) equity	(138,608)	1,726,239
Total liabilities and stockholders’ (deficit) equity	$65,328,725	$24,348,377

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MEDICAL REIT INC.

Consolidated Statements of Operations

	Twelve Months Ended December 31, 2015	Four Months Ended December 31, 2014
Revenue
Rental revenue	$2,049,196	$596,585
Other income	12,471	71
Total revenue	2,061,667	596,656
Expenses
Acquisition fees – related party	627,000	48,400
General and administrative	505,141	182,930
Management fees – related party	360,000	120,000
Depreciation expense	659,671	200,499
Interest expense	1,519,102	454,697
Total expenses	3,670,914	1,006,526
Net loss	$(1,609,247)	$(409,870)
Basic and Diluted:
Net loss per share	$(6.44)	$(1.64)
Weighted average shares outstanding	250,000	250,000

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MEDICAL REIT INC.

Consolidated Statements of Stockholders’ (Deficit) Equity

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	$ Amount
Balances, August 31, 2014	250,000	$250	$3,011,790	$(790,731)	$2,221,309
Net loss	—	—	—	(409,870)	(409,870)
Dividends to stockholders	—	—	—	(85,200)	(85,200)
Balances, December 31, 2014	250,000	250	3,011,790	(1,285,801)	1,726,239
Net loss	—	—	—	(1,609,247)	(1,609,247)
Dividends to stockholders	—	—	—	(255,600)	(255,600)
Balances, December 31, 2015	250,000	$250	$3,011,790	$(3,150,648)	$(138,608)

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MEDICAL REIT INC.

Consolidated Statements of Cash Flows

	Twelve Months Ended December 31, 2015	Four Months Ended December 31, 2014
Operating activities
Net loss	$(1,609,247)	$(409,870)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation expense	659,671	200,499
Amortization of deferred financing costs	126,535	39,429
Changes in operating assets and liabilities:
Accounts receivable	2,793	(2,793)
Prepaid expense	—	19,307
Deferred assets	(93,646)	—
Accrued expenses	345,093	162,612
Accrued management fees due to related party	360,000	120,000
Net cash (used in) provided by operating activities	(208,801)	129,184
Investing activities
Escrow deposits for purchase of properties	(439,433)	62
Loans to related party	(135,196)	(42,915)
Purchase of buildings and improvements	(31,764,361)	(2,506,697)
Net cash used in investing activities	(32,338,990)	(2,549,550)
Financing activities
Change in restricted cash	(249,908)	(60,218)
Loans from related party	291,597	40,683
Proceeds from convertible debenture to majority stockholder	34,584,032	910,000
Proceeds from note payable to majority stockholder	382,805	—
Proceeds from notes payable from acquisitions	7,377,500	1,700,000
Payments on notes payable from acquisitions	(349,435)	—
Payments of deferred financing costs	(137,736)	(21,577)
Dividends paid to stockholders	(255,600)	(85,200)
Net cash provided by financing activities	41,643,255	2,483,688
Net increase in cash and cash equivalents	9,095,464	63,322
Cash and cash equivalents — beginning of period	88,806	25,484
Cash and cash equivalents — end of period	$9,184,270	$88,806
Supplemental cash flow information:
Cash payments for interest	$1,165,157	$270,778

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 1 — Organization

Global Medical REIT Inc. (the “Company”) was originally incorporated in the state of Nevada on March 18, 2011 under the name Scoop Media, Inc. (“Scoop Media”), which was acquired by the Hong Kong company ZH International Holdings Ltd. (formerly known as Heng Fai Enterprises, Ltd.) in 2013. The Company changed to its current name effective January 6, 2014 in connection with its conversion into a Maryland corporation and change of strategy to focus on the acquisition and leasing of licensed purpose-built healthcare facilities.

Our principal investment strategy is to act on the opportunities created by the changing healthcare environment by acquiring licensed, state-of-the-art, purpose-built healthcare facilities and leasing these facilities back to leading clinical operators with dominant market share. We focus on specialty medical properties, including outpatient treatment and diagnostic facilities, physical group practice clinics, ambulatory surgery centers, and specialty hospitals and treatment centers. The Company has four wholly owned Delaware limited liability company subsidiaries that were formed to own the facilities within the Company’s portfolio. The wholly owned subsidiaries are as follows: GMR Memphis, LLC; GMR Pittsburgh, LLC; GMR Asheville, LLC, and GMR Omaha, LLC.

On June 29, 2015, Joy Town Inc., a company incorporated in the British Virgin Islands, acquired a controlling interest in Heng Fai Enterprises, Ltd. On September 7, 2015, Heng Fai Enterprises, Ltd. changed its name to ZH International Holdings Limited.

ZH International Holdings Limited, is a Hong Kong listed company engaged in real estate development, investments, management and sales, hospitality management and investments and REIT management. ZH International Holdings Limited owns ZH USA, LLC, (formerly known as HFE USA, LLC) the Company’s majority stockholder. As of December 31, 2015, ZH USA, LLC owns an aggregate of 248,825 (or 99.5%) of the Company’s outstanding common stock.

Note 2 — Summary of Significant Accounting Policies

Fiscal Year

The Company changed its fiscal year from August 31 to the calendar twelve months ending December 31, effective beginning with the year ended December 31, 2014. As a result, the Company’s prior fiscal period was shortened from twelve months to a four-month transition period that began on September 1, 2014 and ended on December 31, 2014. The Company’s change in fiscal year was required based upon the Company’s intention to qualify and be taxed as a REIT for U.S. federal income tax purposes.

Consolidation Policy

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions between the Company and its subsidiaries have been eliminated. See Note 1 — “Organization” for the names of our wholly owned subsidiaries.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and footnotes. Actual results could differ from those estimates.

Presentation of Unamortized Debt Issuance Costs as Debt Discount

On April 7, 2015, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2015-03 entitled “Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”). Debt issuance costs include amounts paid to lenders and others to obtain financing and are amortized to interest

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies  – (continued)

expense on a straight-line basis over the term of the related loan, which approximates the effective interest method. In accordance with the provisions of ASU 2015-03, for fiscal years beginning after December 15, 2015, and interim periods within those years, debt issuance costs related to a recognized debt liability must be reclassified and presented as a debt discount in the Consolidated Balance Sheets and presented as a direct reduction from the carrying amount of that debt liability. The application of ASU 2015-03 is required to be applied retrospectively. The Company early adopted ASU 2015-03 effective for the fiscal year ended December 31, 2015. The adoption of ASU 2015-03 represents a change in accounting principal. See Note 4 — “Notes Payable Related to Acquisition” for additional details.

Income Taxes

The Company intends to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2016. As a REIT, we will generally not be subject to U.S. federal income taxes if the Company can satisfy certain qualification tests set forth in the U.S. federal income tax laws. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to U.S. federal and state income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates, and the Company may be ineligible to qualify as a REIT for subsequent tax years. Even if the Company qualifies as a REIT, it may be subject to certain state or local income taxes, and if the Company creates a TRS, the TRS will be subject to U.S. federal, state and local taxes on its income at regular corporate rates. The Company recognizes the tax effects of uncertain tax positions only if the position is more likely than not to be sustained upon audit, based on the technical merits of the position. The Company has not identified any material uncertain tax positions and recognizes interest and penalties in income tax expense, if applicable. The Company is currently not under examination by any income tax jurisdiction.

Purchase of Real Estate

Transactions in which real estate assets are purchased that are not subject to an existing significant lease or are attached or related to a major healthcare provider are treated as asset acquisitions, and as such are recorded at their purchase price, including acquisition fees, which is allocated to land and building based upon their relative fair values at the date of acquisition. Investment properties that are acquired either subject to a significant existing lease or as part of a portfolio level transaction with significant leasing activity are treated as a business combination under Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, and as such are recorded at fair value, allocated to land, building and the existing lease, if applicable, based upon their fair values at the date of acquisition, with acquisition fees and other costs expensed as incurred. Fair value is determined based on ASC Topic 820, Fair Value Measurements and Disclosures, primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating the purchase price of individually acquired properties, the Company utilizes its own market knowledge and published market data. In this regard, the Company also utilizes information obtained from county tax assessment records to assist in the determination of the fair value of the land and building. The Company utilizes market comparable transactions such as price per square foot to assist in the determination of fair value for purposes of allocating the purchase price of properties acquired as part of portfolio level transactions. The value of acquired leases, if applicable, is estimated based upon the costs we would have incurred to lease the property under similar terms.

Impairment of Long Lived Assets

The Company evaluates its real estate assets for impairment periodically or whenever events or circumstances indicate that its carrying amount may not be recoverable. If an impairment indicator exists, we compare the expected future undiscounted cash flows against the carrying amount of an asset. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the asset, we would record an impairment loss for the difference between the estimated fair value and the carrying amount of the asset.

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies  – (continued)

Depreciation Expense

Depreciation expense is computed using the straight-line method over the estimated useful lives of the buildings and improvements, which are generally between 5 and 40 years.

Cash and Cash Equivalents

The Company considers all demand deposits, cashier’s checks, money market accounts and certificates of deposits with a maturity of three months to be cash equivalents. The Company maintains their cash and cash equivalents and escrow deposits at financial institutions. The combined account balances may exceed the Federal Depository Insurance Corporation insurance coverage, and, as a result, there may be a concentration of credit risk related to amounts on deposit. The Company does not believe that this risk is significant.

Restricted Cash

Restricted cash represents cash required by a third party lender to be held by the Company as a reserve for debt service.

Escrow Deposits

Escrow deposits include funds held in escrow to be used for the acquisition of future properties.

Deferred Assets

The deferred asset balance of $93,646 as of December 31, 2015, consists of $23,295 in deferred rent receivable and $70,351 in deferred costs related to the Company’s securities offering. In accordance with the provisions of ASC Topic 340, “Other Assets and Deferred Costs,” the Company is deferring specific incremental costs directly attributable to its offering of equity securities and will charge them against the gross proceeds of the offering as a reduction of additional paid-in capital.

Revenue Recognition

The Company’s operations currently consist of rental revenue earned from three tenants under leasing arrangements which provide for minimum rent, escalations, and charges to the tenant for the real estate taxes and operating expenses. The leases have been accounted for as operating leases. For operating leases with contingent rental escalators revenue is recorded based on the contractual cash rental payments due during the period. Revenue from leases with fixed annual rental escalators are recognized on a straight-line basis over the initial lease term, subject to a collectability assessment. If the Company determines that collectability of rents is not reasonably assured, future revenue recognition is limited to amounts contractually owed and paid, and, when appropriate, an allowance for estimated losses is established.

The Company consistently assesses the need for an allowance for doubtful accounts, including an allowance for operating lease straight-line rent receivables, for estimated losses resulting from tenant defaults, or the inability of tenants to make contractual rent and tenant recovery payments. The Company also monitors the liquidity and creditworthiness of its tenants and operators on a continuous basis. This evaluation considers industry and economic conditions, property performance, credit enhancements and other factors. For operating lease straight-line rent amounts, the Company’s assessment is based on amounts estimated to be recoverable over the term of the lease. As of December 31, 2015 and 2014 no allowance was recorded as it was not deemed necessary.

Segment Reporting

ASC Topic 280, “Segment Reporting,” establishes standards for reporting financial and descriptive information about a public entity’s reportable segments. The Company has determined that they have one reportable segment, with activities related to investing in medical properties. The Company evaluates the operating performance of its investments on an individual asset level basis.

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies  – (continued)

Fair Value of Financial Instruments

Fair value is a market-based measurement and should be determined based on the assumptions that market participants would use in pricing an asset or liability. In accordance with ASC Topic 820, the valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

•	Level 1 — Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets;
•

Level 2 —

Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and

•	Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company considers the carrying values of cash and cash equivalents, escrow deposits, accounts and other receivables, and accounts payable and accrued expenses to approximate the fair value for these financial instruments because of the short period of time since origination or the short period of time between origination of the instruments and their expected realization. Due to the short-term nature of these instruments, Level 1 and Level 2 inputs are utilized to estimate the fair value of these financial instruments.

Related Party Disclosures

The Company enters into transactions with affiliated entities, or “related parties,” which are recorded net as “Due to Related Parties” in the accompanying Consolidated Balance Sheets. Related party disclosures are governed by ASC Topic 850, “Related Party Disclosures.” Refer to Note 6 — “Related Party Transactions” for additional information regarding the Company’s related party transactions.

Net Loss Per Share

The Company calculates basic and diluted loss per share using the weighted average common shares outstanding. The Company has no issued and outstanding non-vested shares of common stock and therefore no dilutive effects of non-vested shares and accordingly the Company’s calculation and the resulting amount of basic and diluted loss per share are identical.

Reclassification

The Company reclassified $197,719 from the line item “Cash and Cash Equivalents” in its accompanying Consolidated Balance Sheets as of December 31, 2014 into the line item “Restricted Cash” to properly reflect the Company’s funds that are restricted. The Company also reclassified $572,400 from the line item “Building and Improvements” in its accompanying Consolidated Balance Sheets as of December 31, 2014 into the line item “Land” to properly reflect the asset balances related to the acquisition of the Asheville facility in 2014.

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 3 — Property Portfolio

A rollforward of the gross investment in land, building and improvements as of December 31, 2015 is as follows:

	Land	Building & Improvements	Gross Investment
Balances as of January 1, 2015	$572,400	$23,801,362	$24,373,762
Acquisitions:
Gastro One Facilities	2,704,452	17,451,238	20,155,690
West Mifflin Facility	1,287,000	10,321,671	11,608,671
Total Additions:	3,991,452	27,772,909	31,764,361
Balances as of December 31, 2015	$4,563,852	$51,574,271	$56,138,123

Properties Owned as of December 31, 2015

Gastro One Facilities

On December 31, 2015, the Company acquired a six building, 52,266 square foot medical clinic portfolio for a purchase price of $20.0 million (approximately $20.2 including legal and related fees). Five of the facilities are located in Tennessee and one facility is located in Mississippi. The portfolio will be leased back through Gastroenterology Center of the Midsouth, P.C. via an absolute triple-net lease agreement that expires in 2027. The tenant has two successive options to renew the lease for five year periods on the same terms and conditions as the primary non-revocable lease term with the exception of rent, which will be computed at the same rate of escalation used during the fixed lease term. Base rent increases by 1.75% each lease year commencing on January 1, 2018. The property is owned in fee simple. Funding for the transaction and all related costs was received in the form of a convertible debenture (“Convertible Debenture”) the Company issued to its majority stockholder in the total amount of $20,900,000. Refer to Note 6 — “Related Party Transactions” for additional details regarding the funding of this transaction.

West Mifflin Facility

On September 25, 2015, the Company acquired a combined approximately 27,193 square foot surgery center and medical office building located in West Mifflin, Pennsylvania and the adjacent parking lot for approximately $11.35 million (approximately $11.6 million including legal and related fees) (the “West Mifflin Facility”). The facilities are operated by Associates in Ophthalmology, LTD and Associates Surgery Centers, LLC, respectively, and leased back to those entities by the Company via two separate lease agreements that expire in 2030. Each lease has two successive options by the tenants to renew for five year periods. Base rent increases by 2% each lease year commencing on October 1, 2018. The property is owned in fee simple. In connection with the acquisition of the facilities, the Company borrowed $7,377,500 from Capital One, National Association (“Capital One”) and funded the remainder of the purchase price with the proceeds from a Convertible Debenture it issued to its majority stockholder in the total amount of $4,545,838. Refer to Note 4 — “Notes Payable Related to Acquisitions” and Note 6 — “Related Party Transactions” for additional details regarding the funding of this transaction.

Asheville Facility

On September 19, 2014, the Company acquired an approximately 8,840 square foot medical office building known as the Orthopedic Surgery Center, located in Asheville, North Carolina for approximately $2.5 million. The Asheville facility is subject to an operating lease which expires in 2017, with lease options to renew up to five years. The property is owned in fee simple. In connection with the acquisition of the Asheville facility, the Company borrowed $1.7 million from the Bank of North Carolina and funded the remainder of the purchase price with the proceeds from a Convertible Debenture it issued to its majority stockholder and with the Company’s existing cash. Refer to Note 4 — “Notes Payable Related to Acquisitions” for additional details regarding the funding of this transaction.

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 3 — Property Portfolio  – (continued)

Omaha Facility

On June 5, 2014, the Company completed the acquisition of a 56-bed long term acute care hospital located at 1870 S 75th Street, Omaha, Nebraska for approximately $21.7 million (approximately $21.9 million including legal fees) (the “Omaha Facility”). The Omaha Facility is operated by Select Specialty Hospital — Omaha, Inc. pursuant to a sublease which expires in 2023, with sub lessee options to renew up to 60 years. The real property where the Omaha Facility and other improvements are located are subject to a land lease with Catholic Health Initiatives, a Colorado nonprofit corporation (the “land lease”). The land lease initially was to expire in 2023 with sub lessee options to renew up to 60 years. However, as of December 31, 2015, the Company exercised two five-year lease renewal options and therefore the land lease currently expires in 2033, subject to future renewal options by the Company. In connection with the acquisition of the Omaha Facility in June 2014, the Company borrowed $15.06 million from Capital One and funded the remainder of the purchase price with funds from its majority stockholder. Refer to Note 4 — “Notes Payable Related to Acquisitions” for additional details regarding the funding of this transaction.

Depreciation expense was $659,671 and $200,499 for the twelve months ended December 31, 2015 and the four months ended December 31, 2014, respectively.

For information related to property transactions that occurred subsequent to December 31, 2015 refer to Note 11 — “Subsequent Events.”

Note 4 — Notes Payable Related to Acquisitions

Summary of Notes Payable Related to Acquisitions, Net of Debt Discount

As disclosed in Note 2 — “Summary of Significant Accounting Policies” effective for the fiscal year ended December 31, 2015, the Company early adopted the provisions of ASU 2015-03, which requires retrospective application. The adoption of ASU 2015-03 represents a change in accounting principle. A detail of the impact of adopting ASU 2015-03 on the Company’s Notes Payable Related to Acquisitions, net of unamortized discount balances, as of December 31, 2015 and December 31, 2014, is as follows:

	December 31, 2015	December 31, 2014
Notes payable related to acquisitions, gross	$23,788,065	$16,760,000
Less: Unamortized debt discount (deferred financing costs)	(302,892)	(291,691)
Notes payable related to acquisitions, net	$23,485,173	$16,468,309

The Company incurred financing costs related to the Omaha Facility, Asheville Facility and West Mifflin Facility loans that are treated as debt discounts. A rollforward of the unamortized debt discount balance as of December 31, 2015 is as follows:

Balance as of January 1, 2015, net	$291,691
Additions – West Mifflin Facility financing	137,736
Debt discount amortization expense	(126,535)
Balance as of December 31, 2015, net	$302,892

A rollforward of the unamortized debt discount balance as of December 31, 2014 is as follows:

Balance as of September 1, 2014, net	$309,543
Additions – Asheville financing	21,577
Debt discount amortization expense	(39,429)
Balance as of December 31, 2014, net	$291,691

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 4 — Notes Payable Related to Acquisitions  – (continued)

Amortization expense is included in the “Interest Expense” line item in the accompanying Consolidated Statements of Operations.

West Mifflin Note Payable

In order to finance a portion of the purchase price for the West Mifflin Facility, on September 25, 2015 the Company entered into a Term Loan and Security Agreement with Capital One to borrow $7,377,500. The note bears interest at 3.72% per annum and all unpaid interest and principal is due on September 25, 2020. Interest is paid in arrears and interest payments begin on November 1, 2015, and on the first day of each calendar month thereafter. Principal payments begin on November 1, 2018 and on the first day of each calendar month thereafter based on an amortization schedule with the principal balance due on the maturity date. The note may not be prepaid in whole or in part prior to September 25, 2017. Thereafter, the Company, at its option, may prepay the note at any time, in whole (but not in part) on at least thirty calendar days but not more than sixty calendar days advance written notice. The note has an early termination fee of two percent if prepaid prior to September 25, 2018. No principal payments were made for the twelve months ended December 31, 2015. The note balance as of December 31, 2015 was $7,377,500. Interest expense incurred on this note was $51,078 for the twelve months ended December 31, 2015.

As of December 31, 2015, scheduled principal payments due for each fiscal year ended December 31 are listed below as follows:

2018	$22,044
2019	136,007
2020	7,219,449
Total	$7,377,500

Asheville Note Payable

In order to finance a portion of the purchase price of the Asheville facility, on September 15, 2014 the Company entered into a Promissory Note with the Bank of North Carolina to borrow $1,700,000. The note bears interest on the outstanding principal balance at the simple, fixed interest rate of 4.75% per annum and all unpaid principal and interest is due on February 15, 2017. Commencing on October 15, 2014, the Company made on the 15th of each calendar month until and including March 15, 2015, monthly payments consisting of interest only. Thereafter, commencing on April 15, 2015, the outstanding principal and accrued interest shall be payable in monthly amortizing payments on the 15th day of each calendar month, until and including January 15, 2017. This note may be prepaid in part or in full at any time and no prepayment penalty will be assessed with respect to any amounts prepaid. The Company made principal payments in the amount of $37,899 for the twelve months ended December 31, 2015. No principal payments were made for the four months ended December 31, 2014. The note balance as of December 31, 2015 and December 31, 2014 was $1,662,101 and $1,700,000, respectively. Interest expense on this note was $81,160 and $20,188 for the twelve months ended December 31, 2015 and the four months ended December 31, 2014, respectively.

As of December 31, 2015, scheduled principal payments due for each fiscal year ended December 31 are listed below as follows:

2016	$52,719
2017	1,609,382
Total	$1,662,101

Omaha Note Payable

In order to finance a portion of the purchase price for the Omaha Facility, on June 5, 2014 the Company entered into a Term Loan and Security Agreement with Capital One, National Association to borrow $15,060,000. The loan bears interest at 4.91% per annum and all unpaid interest and principal is due on

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 4 — Notes Payable Related to Acquisitions  – (continued)

June 5, 2017 (the “Maturity Date”). Interest is paid in arrears and payments began on August 1, 2014, and are due on the first day of each calendar month thereafter. Principal payments begin on January 1, 2015 and are due on the first day of each calendar month thereafter based on an amortization schedule with the principal balance due on the Maturity Date. The loan may not be prepaid in whole or in part prior to June 5, 2016, thereafter, the Company, at its option, may prepay the loan at any time, in whole (but not in part) on at least 30 calendar days’, but not more than 60 calendar days’, advance written notice. The prepayment amount will be equal to the outstanding principal balance of the loan, any accrued and unpaid interest and all other fees, expenses and obligations including an early termination fee of $301,200. The Company made principal payments in the amount of $311,536 for the twelve months ended December 31, 2015. No principal payments were made for the four months ended December 31, 2014. The note balance as of December 31, 2015 and December 31, 2014 was $14,748,464 and $15,060,000, respectively. Interest expense on this note was $679,987 and $252,644 for the twelve months ended December 31, 2015 and the four months ended December 31, 2014, respectively.

As of December 31, 2015, scheduled principal payments due for each fiscal year ended December 31 are listed below as follows:

2016	$325,323
2017	14,423,141
Total	$14,748,464

Note 5 — Stockholders’ Equity

Preferred Stock

The Company’s charter authorizes the issuance of 10,000,000 shares of preferred stock, par value $0.001 per share. As of December 31, 2015 and December 31, 2014, no shares of preferred stock were issued and outstanding.

Common Stock

The Company has 500,000,000 of authorized shares of common stock, $0.001 par value. As of December 31, 2015 and December 31, 2014, there were 250,000 outstanding common shares.

Effective November 7, 2014, the Company amended its charter to increase the number of authorized shares of common stock, $0.001 par value (the “common stock”), from 100,000,000 to 500,000,000 and effected a reverse stock split of the outstanding shares of its common stock at the ratio of 1-for-400 (the “Reverse Stock Split”). As of December 31, 2014 and August 31, 2014, there were 250,000 outstanding common shares. All references to shares of the Company’s common stock in this Report refer to the number of shares of common stock after giving effect to the Reverse Stock Split (unless otherwise indicated).

Pursuant to a previously declared dividend authorized by the Board of Directors and in compliance with applicable provisions of the Maryland General Corporation Law, the Company has paid a monthly dividend of $0.0852 per share, an aggregate of $21,300 per month, each month during the twelve month period from January 1, 2015 through December 31, 2015 and also during the four month period from September 1, 2014 through December 31, 2014. Accordingly, during the twelve months ended December 31, 2015 the Company paid total dividends to holders of its common stock in the amount of $255,600. During the four months ended December 31, 2014, the Company paid total dividends to holders of its common stock in the amount of $85,200.

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 5 — Stockholders’ Equity  – (continued)

As disclosed in Note 11 — “Subsequent Events,” on March 2, 2016, ZH USA, LLC converted $15,000,000 of principal under the Convertible Debenture into 1,176,656 shares of our unregistered common stock. Shares of our unregistered common stock issuable to ZH USA, LLC under the Convertible Debenture are subject to customary anti-dilution rights in the event of stock splits, stock dividends and similar corporate events. The Convertible Debenture was issued in reliance upon the exemption from securities registration afforded by the provisions of Section 4(a)(2) of the Securities Act of 1933, as amended.

Note 6 — Related Party Transactions

Allocated General and Administrative Expenses

In the future, the Company may receive an allocation of general and administrative expenses from the advisor that are either clearly applicable to or were reasonably allocated to the operations of the properties. There were no allocated general and administrative expenses from the advisor for the fiscal year ended December 31, 2015 or for the four months ended December 31, 2014.

Convertible Debenture, due to Majority Stockholder

The Company has received funds from its majority stockholder ZH USA, LLC in the form of convertible interest bearing (8% per annum, payable in arrears) due on demand unsecured debt, which are classified as “Convertible debenture, due to majority stockholder” on the accompanying Consolidated Balance Sheets. The Company may prepay the note at any time, in whole or in part. ZH USA, LLC may elect to convert all or a portion of the outstanding principal amount of the note into shares of common stock in an amount equal to the principal amount of the note, together with accrued but unpaid interest, divided by $12.748.

A rollforward of the funding from ZH USA, LLC classified as convertible debenture, due to majority stockholder as of December 31, 2015 is as follows:

Balance as of January 1, 2015	$5,446,102
Funds advanced for Gastro One Facilities acquisition	20,900,000
Funds advanced for West Mifflin Facility acquisition	4,545,838
Funds advanced for Plano Facility acquisition (closed post 12.31.15; see Note 11)	9,000,000
Fund advanced to be used for future acquisitions	138,194
Total funded during twelve months ended December 31, 2015	34,584,032
Balance as of December 31, 2015	$40,030,134

A rollforward of the funding from ZH USA, LLC classified as convertible debenture, due to majority stockholder as of December 31, 2014 is as follows:

Balance as of September 1, 2014	$4,536,102
Proceeds received for convertible debenture	910,000
Balance as of December 31, 2014	$5,446,102

Interest expense on the convertible debenture was $581,342 and $142,436 for the twelve months ended December 31, 2015 and the four months ended December 31, 2014, respectively.

The Company analyzed the conversion option in the convertible debenture for derivative accounting treatment under ASC Topic 815, “Derivatives and Hedging,” and determined that the instrument does not qualify for derivative accounting. The Company therefore performed an analysis in accordance with ASC Topic 470-20, “Debt with Conversion and Other Options,” to determine if the conversion option was subject to a beneficial conversion feature and determined that the instrument does not have a beneficial conversion feature.

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 6 — Related Party Transactions  – (continued)

Note Payable to Majority Stockholder

The Company has received funds from its majority stockholder ZH USA, LLC in the form of a non-interest bearing due on demand note payable, which is classified as “Note payable to majority stockholder” on the accompanying Consolidated Balance Sheets.

A rollforward of the funding from the majority stockholder as of December 31, 2015 is as follows:

Balance as of January 1, 2015	$38,195
Proceeds received from majority stockholder	382,805
Balance as of December 31, 2015	$421,000

A rollforward of the funding from the majority stockholder as of December 31, 2014 is as follows:

Balance as of September 1, 2014	$38,195
Proceeds received from majority stockholder	—
Repayments of note payable	—
Balance as of December 31, 2014	$38,195

Due to Related Parties, Net

A rollforward of the due (to) from related parties balance, net as of December 31, 2015 is as follows:

	Due from Advisor	Due to Advisor – Mgmt. Fees	Due to Advisor – Other Funds	Due to Other Related Party	Total Due (To) From Related Parties, Net
Balance as of January 1, 2015	$42,915	(270,000)	(103,683)	—	(330,768)
Management fees due to advisor(c)	—	(360,000)	—	—	(360,000)
Funds loaned by advisor(a)	—	—	(136,597)	—	(136,597)
Funds loaned to advisor(b)	135,196	—	—	—	135,196
Funds loaned by other related party(a)	—	—	—	(155,000)	(155,000)
Balance as of December 31, 2015	$178,111	(630,000)	(240,280)	(155,000)	(847,169)

(a)	Total funds loaned to the Company of $291,597 were primarily used by the Company for general corporate purposes.
(b)	Funds loaned were used by the advisor for the Asheville facility acquisition.
(c)	This amount represents a cash flow statement operating activity.

A rollforward of the due (to) from related parties balance, net as of December 31, 2014 is as follows:

	Due from Advisor	Due to Advisor – Mgmt. Fees	Due to Advisor – Other Funds	Due to Other Related Party	Total Due (To) From Related Parties, Net
Balance as of September 1, 2014	$—	(150,000)	(63,000)	—	(213,000)
Management fees due to advisor	—	(120,000)	—	—	(120,000)
Funds loaned by advisor	—	—	(40,683)	—	(40,683)
Funds loaned to advisor	42,915	—	—	—	42,915
Balance as of December 31, 2014	$42,915	(270,000)	(103,683)	—	(330,768)

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 6 — Related Party Transactions  – (continued)

Management Agreement

On November 10, 2014, the Company entered into a management agreement, with an effective date of April 1, 2014, with Inter-American Management, LLC, our advisor, a Delaware limited liability company and an affiliate of the Company. Under the terms of the management agreement, the advisor is responsible for designing and implementing our business strategy and administering our business activities and day-to-day operations. For performing these services, the Company will pay the advisor a base management fee equal to the greater of (a) 2.0% per annum of the Company’s net asset value (the value of the Company’s assets less the value of the Company’s liabilities), or (b) $30,000 per calendar month. For the twelve months ended December 31, 2015 and the four months ended December 31, 2014, management fees of $360,000 and $120,000, respectively, were incurred and expensed by the Company, due to the advisor, and remain unpaid as of December 31, 2015. Additionally, during the twelve months ended December 31, 2015 the Company expensed $400,000 and $227,000 that were paid to the advisor for the acquisitions of the Gastro One Facilities and the West Mifflin Facility, respectively. For the four months ended December 31, 2014 the Company expensed $48,400 that was paid to the advisor related to the acquisition of the Asheville facility in September 2014.

Note 7 — Rental Revenue

The aggregate annual minimum cash to be received by the Company on the noncancelable operating leases related to its portfolio of facilities in effect as of December 31, 2015, are as follows for the subsequent years ended December 31; as listed below.

2016	$3,945,243
2017	3,790,242
2018	3,800,505
2019	3,864,307
2020	3,929,203
Thereafter	24,659,288
Total	$43,988,788

The Omaha Facility constituted approximately 80% of the Company’s rental revenue for the twelve months ended December 31, 2015 and the West Mifflin Facility and Asheville Facility constituted approximately 10% each. The Omaha Facility constituted approximately 90% of the Company’s rental revenue for the four months ended December 31, 2014 and the Asheville facility constituted approximately 10%. The West Mifflin Facility were not owned by the Company in 2014.

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 8 — Omaha Land Lease Rent Expense

The Omaha Facility land lease initially was to expire in 2023 with options to renew up to 60 years. However, as of December 31, 2015, the Company exercised two five-year lease renewal options and therefore the land lease currently expires in 2033, subject to future renewal options by the Company. Under the terms of the land lease, annual rents increase 12.5% every fifth anniversary of the lease. The initial land lease increase will occur in April 2017. During the fiscal year ended December 31, 2015 and the four months ended December 31, 2014, the Company expensed $79,892 and $44,908 related to this lease. The aggregate minimum cash payments to be made by the Company on the non-cancelable Omaha Facility related land lease in effect as of December 31, 2015, are as follows for the subsequent years ended December 31; as listed below.

2016	$59,877
2017	59,877
2018	63,619
2019	67,362
2020	67,362
Thereafter	973,586
Total	$1,291,683

Note 9 — Commitments and contingencies

Litigation

The Company is not presently subject to any material litigation nor, to its knowledge, is any material litigation threatened against the Company, which if determined unfavorably to the Company, would have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

Environmental Matters

The Company follows a policy of monitoring its properties for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist at its properties, the Company is not currently aware of any environmental liability with respect to its properties that would have a material effect on its financial position, results of operations, or cash flows. Additionally, the Company is not aware of any material environmental liability or any unasserted claim or assessment with respect to an environmental liability that management believes would require additional disclosure or the recording of a loss contingency.

Note 10 — Income Taxes

For the 2016 tax year, the Company intends to elect and qualify as a REIT under the Internal Revenue Code. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that the Company distribute at least 90% of its adjusted taxable income to its stockholders. It is management’s current intention to adhere to these requirements and be eligible to be a REIT for the year ended December 31, 2016. As a REIT, the Company generally will not be subject to corporate level U.S. federal income tax on taxable income currently distributed to stockholders. If the Company fails to qualify as a REIT for the 2016 tax year, it will be subject to U.S. federal and state income taxes at corporate tax rates. Even if the Company qualifies to be taxed as a REIT for 2016, it may be subject to federal and state taxes on any undistributed taxable income. For the 2016 tax year, the Company intends to distribute all of its taxable income; therefore, no provision for federal or state income taxes has been recorded in the financial statements.

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company had federal and state net operating loss carry forwards of approximately $1,352,000, which begin expiring in 2028. The Company has adopted ASC Topic 740, “Accounting for Income Taxes,” as

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 10 — Income Taxes  – (continued)

of its inception. Pursuant to ASC Topic 740, the Company is required to compute tax asset benefits for non-capital losses carried forward. The potential benefit of the net operating loss has not been recognized in these financial statements because it cannot be assured it is more likely than not it will utilize the loss carried forward in future years.

Significant components of the deferred tax assets and liabilities as of December 31, 2015 and December 31, 2014, after applying enacted corporate income tax rates, are as follows:

	December 31, 2015	December 31, 2014
Deferred income tax asset:
Net operating loss carry forward	$460,000	$184,000
Valuation allowance	(460,000)	(184,000)
Net deferred tax asset	$—	$—

The Company periodically assesses the likelihood that it will be able to recover its deferred tax assets. The Company considers all available evidence, both positive and negative, including expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible profits. As a result of this analysis of all available evidence, both positive and negative, the Company concluded that it is not likely that its net deferred tax assets will ultimately be recovered; as such, it recorded a valuation allowance for the net operating loss and a reserve due to the anticipated REIT election for calendar year 2016.

The Company follows ASC Topic 740 to recognize, measure, present and disclose in our consolidated financial statements uncertain tax positions that it has taken or expects to take on a tax return. As of December 31, 2015 and December 31, 2014, the Company did not have any liabilities for uncertain tax positions that it believes should be recognized in its financial statements. The Company is not subject and has not been subject to any U.S. federal or state income tax examinations.

Note 11 — Subsequent Events

Cantor Loan

On March 31, 2016, through certain of our subsidiaries, we entered into a $32,097,400 portfolio commercial mortgage-backed securities loan (the “Cantor Loan”) with Cantor Commercial Real Estate Lending, LP (“CCRE”). The subsidiaries are GMR Melbourne, LLC, GMR Westland, LLC, GMR Memphis, LLC, and GMR Plano, LLC (“GMR Loan Subsidiaries”). The Cantor Loan has cross-default and cross-collateral terms. We used the proceeds of this loan to acquire the Melbourne Facility (Melbourne, FL) and the Michigan Facility (Westland, MI) and to refinance the assets from the acquisition of the facility in Plano, TX (the “Plano Facility”), and we granted a security interest in the assets from the facilities acquired from Gastroenterology Center of the Midsouth, P.C. (Memphis, TN) (the “Gastro One Facilities”).

The Cantor Loan has a maturity date of April 6, 2026 and accrues annual interest at 5.22%. The first five years of the term require interest only payments and after that payments will include interest and principal, amortized over a 30 year schedule. Prepayment can only occur within four months prior to the maturity date, except that after the earlier of (a) 2 years after the loan is placed in a securitized mortgage pool, or (ii) May 6, 2020, the Cantor Loan can be fully and partially defeased upon payment of amounts due under the Cantor Loan and payment of a defeasance amount that is sufficient to purchase U.S. government securities equal to the scheduled payments of principal, interest, fees, and any other amounts due related to a full or partial defeasance under the Cantor Loan.

We are securing the payment of the Cantor Loan with the assets, including property, facilities, and rents, held by the GMR Loan Subsidiaries.

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 11 — Subsequent Events  – (continued)

We have agreed to guarantee certain customary recourse obligations, including findings of fraud, gross negligence, or breach of environmental covenants by GMR Loan Subsidiaries.

The GMR Loan Subsidiaries will be required to maintain monthly debt service coverage ratio of 1.35:1.00 for all of the collateral properties in the aggregate.

Completed Property Acquisitions Subsequent to December 31, 2015

Plano Acute Care

On January 28, 2016, the Company closed on an asset purchase agreement with an unrelated party Star Medreal, LLC, a Texas limited liability company, to acquire an approximately 24,000 square foot, eight bed acute hospital facility located in Plano, Texas, along with all real property and improvements thereto for approximately $17.5 million. Under the terms of the agreement, the Company was obligated to pay a development fee of $500,000 to Lumin, LLC at closing. The property will be leased back via an absolute triple-net lease agreement that expires in 2036. The tenant will be Star Medical Center, LLC and Lumin Health, LLC will serve as guarantor. Lumin Health, LLC is an affiliate and management company for Star Medical Center, LLC. The tenant has two successive options to renew the lease for ten year periods on the same terms and conditions as the primary non-revocable lease term with the exception of rent, which will be computed at then prevailing fair market value as determined by an appraisal process defined in the lease. The terms of the lease also provide for a tenant allowance up to $2.75 million for a 6,400 square foot expansion to be paid by the Company.

On January 28, 2016, the Company entered into a Promissory Note and Deed of Trust with East West Bank to borrow the principal amount of $9,223,500. The loan matures on January 28, 2021, five years from the closing date. At closing the Company paid the lender a non-refundable deposit of $50,000.00 and a non-refundable commitment fee of $46,117.50. The loan shall bear interest at a rate per annum equal to the Wall Street Journal Prime Rate (as quoted in the “Money Rates” column of The Wall Street Journal (Western Edition), rounded to two decimal places, as it may change from time to time, plus 0.50%, but not less than 4.0%. Loan payments will consist of both and interest and principal pay down component. The Company will begin making loan payments on March 10, 2016, and on the tenth day of each calendar month thereafter. The entire outstanding principal balance of the loan, together with accrued and unpaid interest and any other amounts due under the loan documents, will be due and payable on the maturity date. The Company may prepay the loan in full at any time, or in part from time to time, without premium or penalty.

Additional funding for this transaction was received from the Company’s majority stockholder during the year ended December 31, 2015 in the amount of $9,369,310 (consisting of $9,025,000 funded directly for this transaction and $344,310 that was in escrow from previous funding from the majority stockholder). The $9,369,310 was recorded by the Company as of December 31, 2015 as unsecured Convertible Debentures due to its majority stockholder on demand, bearing interest at eight percent per annum. The majority stockholder may elect to convert all or a portion of the outstanding principal amount of the Convertible Debenture into shares of the Company’s common stock in an amount equal to the principal amount of the Convertible Debenture, together with accrued but unpaid interest, divided by $12.748.

Melbourne Facility

On March 31, 2016, the Company closed on a purchase agreement to acquire a 78,000 square-foot medical office building located on the Melbourne Bayfront for a purchase price of $15.45 million from Marina Towers, LLC, a Florida limited liability company. The facility is located at 709 S. Harbor City Blvd., Melbourne, FL on 1.9 acres of land. The acquisition includes the site and building, an easement on the adjacent property to the north for surface parking, all tenant leases, and above and below ground parking garages. The entire facility will be leased back to Marina Towers, LLC via a 10-year absolute triple-net master lease agreement that expires in 2026. The tenant has two successive options to renew the lease for five-year

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 11 — Subsequent Events  – (continued)

periods on the same terms and conditions as the primary non-revocable lease term with the exception of rent, which will be adjusted to the prevailing fair market rent at renewal and will escalate in successive years during the extended lease period at two percent annually.

Michigan Facility

On March 31, 2016, the Company closed on a purchase agreement to acquire a two-story medical office building and ambulatory surgery center located in Westland, Michigan. The property contains 15,018 leasable square feet and is located on a 1.3 acre site. Under the purchase agreement, the Company would acquire the site and building, including parking for an aggregate purchase price of $4.75 million. The entire facility will be leased back to The Surgical Institute of Michigan, LLC under a triple-net master lease agreement that expires in 2026, subject to two successive ten-year renewal options for the tenant on the same terms as the initial lease, except that the rental rate will be subject to adjustment upon each renewal based on then-prevailing market rental rates. The purchase agreement contains customary covenants, representations and warranties. The Company’s due diligence period expires on March 28, 2016.

Dividends

On January 19, 2016, the Company declared a dividend of $0.0852 per share payable to the holders of its common stock of record at the close of business January 27, 2016. Dividends shall be paid no later than the 20th day of the following month subject to compliance with applicable provisions of the Maryland General Corporation Law. The aggregate amount of the dividend was $21,300.

On February 17, 2016, the Company declared a dividend of $0.0852 per share payable to the holders of its common stock of record at the close of business February 26, 2016. Dividends shall be paid no later than the 20th day of the following month subject to compliance with applicable provisions of the Maryland General Corporation Law. The aggregate amount of the dividend was $21,300.

On March 17, 2016, the Company declared a dividend of $0.0852 per share payable to the holders of its common stock of record at the close of business March 27, 2016. Dividends shall be paid no later than the 20th day of the following month subject to compliance with applicable provisions of the Maryland General Corporation Law. The aggregate amount of the dividend was $21,300.

Common Stock Activity

On March 2, 2016, ZH USA, LLC converted $15,000,000 of principal under the Convertible Debenture into 1,176,656 shares of our unregistered common stock. Shares of our unregistered common stock issuable to ZH USA, LLC under the Convertible Debenture are subject to customary anti-dilution rights in the event of stock splits, stock dividends and similar corporate events.

The Convertible Debenture was issued in reliance upon the exemption from securities registration afforded by the provisions of Section 4(a)(2) of the Securities Act of 1933, as amended.

Formation of UPREIT Structure

On March 14, 2016, the Company entered into a series of internal agreements and transactions pursuant to which the Company has implemented an UPREIT operating partnership structure. The Company and its wholly owned subsidiary, Global Medical REIT GP LLC, a Delaware limited liability company (the “GP”), entered into an Agreement of Limited Partnership pursuant to which the Company serves as the initial limited partner, and the GP serves as the sole general partner, of the Company’s Operating Partnership, Global Medical REIT L.P., a Delaware limited partnership (the “OP”) (the “Partnership Agreement”). In addition, the Company entered into a Contribution and Assignment Agreement (the “Contribution Agreement”) with the OP pursuant to which the Company contributed to the OP 100% of the limited liability company interests in two wholly owned subsidiaries that own certain of the Company’s properties in exchange for limited partnership units of the OP. These subsidiaries are GMR Plano, LLC, a Delaware limited liability company,

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 11 — Subsequent Events  – (continued)

and GMR Memphis, LLC, a Delaware limited liability company. The Company intends to contribute its ownership interests in the subsidiaries that own the Company’s other properties upon receipt of the required lender consents.

The Company is the sole member of the GP, which is the sole general partner of the OP. Going forward, the Company will conduct substantially all of its operations and make substantially all of its investments through the OP. Pursuant to the partnership agreement, through the GP, the Company will have full, complete and exclusive responsibility and discretion in the management and control of the OP, including the ability to cause the OP to enter into certain major transactions including acquisitions, dispositions, refinancings and selection of lessees, to make distributions to partners and to cause changes in the OP’s business activities.

GLOBAL MEDICAL REIT INC.

Schedule III — Real Estate and Accumulated Depreciation
December 31, 2015

Property Name	Type	Location	Land	Building	Total	Accumulated Depreciation	Year Built	Depreciable Life (Years)
Gastro One Facilities	Medical	Memphis, TN	$2,704,452	$17,451,238	$20,155,690	$—	1994 – 2011	40
West Mifflin Facility	Medical	West Mifflin, PA	1,287,000	10,321,671	11,608,671	68,811	2007	40
Asheville Facility	Medical	Asheville, NC	572,400	1,934,298	2,506,698	62,461	1981	40
Omaha Facility	Medical	Omaha, NE	—	21,867,064	21,867,064	857,979	2008	40
			$4,563,852	$51,574,271	$56,138,123	$989,251

Note that none of the facilities had encumbrances, costs capitalized subsequent to acquisition, land held for development, or development/construction in progress costs, and therefore columns are not included in the table above for these items.

A summary of activity for real estate and accumulated depreciation is as follows:

	2015	2014(1)
Real Estate:
Balance at beginning of year	$24,373,762	$21,867,065
Additions	31,764,361	2,506,697
Balance at end of year	$56,138,123	$24,373,762
Accumulated Depreciation:
Balance at beginning of year	$329,580	$129,081
Depreciation expense	659,671	200,499
Balance at end of year	$989,251	$329,580

(1)	The Company changed its fiscal year from August 31, to December 31, effective December 31, 2014. Accordingly, the beginning balance is as of August 31, 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Global Medical REIT Inc.
Bethesda, MD

We have audited the accompanying consolidated balance sheet of Global Medical REIT Inc. and its subsidiary (collectively the “Company”) as of August 31, 2014 and the related consolidated statement of operations, changes in stockholders’ equity, and cash flows for the year then ended. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of their internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of August 31, 2014 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ MaloneBailey, LLP

MALONEBAILEY, LLP
www.malonebailey.com
Houston, Texas

May 19, 2016

GLOBAL MEDICAL REIT INC.

Consolidated Balance Sheet

As of August 31, 2014
Assets
Investment in real estate:
Building and improvements	$21,867,065
Less: accumulated depreciation	(129,081)
Investment in real estate, net	21,737,984
Cash	25,484
Restricted cash	137,501
Escrow deposits	14,940
Prepaid expense	19,307
Deferred financing costs, net	309,543
Total assets	$22,244,759
Liabilities and Stockholders’ Equity
Liabilities:
Accrued expenses	$176,153
Due to related party	213,000
Convertible debenture, due to majority stockholder	4,536,102
Note payable to majority stockholder	38,195
Note payable	15,060,000
Total liabilities	$20,023,450
Stockholders’ equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized; no shares issued and outstanding	$—
Common stock $0.001 par value, 100,000,000 shares authorized; 250,000 shares issued and outstanding at August 31, 2014	250
Additional paid-in capital	3,011,790
Accumulated deficit	(790,731)
Total stockholders’ equity	2,221,309
Total liabilities and stockholders’ equity	$22,244,759

See accompanying notes are an integral part of this consolidated financial statement.

GLOBAL MEDICAL REIT INC.

Consolidated Statement of Operations

Year Ended August 31, 2014
Revenue:
Rental revenue	$379,678
Other income	727
Total revenue	380,405
Expenses:
Acquisition fees – related party	434,200
General and administrative	20,666
Management fees – related party	150,000
Depreciation expense	129,081
Interest expense	298,664
Total expenses	1,032,611
Net loss	$(652,206)
Net loss per share – Basic and Diluted	$(13.49)
Weighted average shares outstanding – Basic and Diluted	48,356

See accompanying notes are an integral part of this consolidated financial statement.

GLOBAL MEDICAL REIT INC.

Consolidated Statement of Stockholders’ Equity

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	$ Amount
Balances, August 31, 2013	20,000	$20	$79,980	$(95,905)	$(15,905)
Net loss	—	—	—	(652,206)	(652,206)
Conversion of convertible debenture due to majority stockholder to shares of common stock	230,000	230	2,931,810	—	2,932,040
Dividends to stockholders	—	—	—	(42,620)	(42,620)
Balances, August 31, 2014	250,000	$250	$3,011,790	$(790,731)	$2,221,309

See accompanying notes are an integral part of this consolidated financial statement.

GLOBAL MEDICAL REIT INC.

Consolidated Statement of Cash Flows

Year Ended August 31, 2014
Operating Activities
Net loss	$(652,206)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	129,081
Amortization of deferred financing costs	26,443
Changes in operating assets and liabilities:
Prepaid expense	(19,307)
Accrued expenses	157,109
Accrued management fees due to related party	150,000
Net cash used in operating activities	(208,880)
Investing Activities
Escrow deposits used for purchase of properties	(14,940)
Purchase of building and improvements	(21,867,065)
Net cash used in investing activities	(21,882,005)
Financing Activities
Change in restricted cash	(137,501)
Loans from related party	62,620
Proceeds from convertible debenture due to majority stockholder	7,468,142
Proceeds from note payable to majority stockholder	345,053
Payment on note payable to majority stockholder	(306,858)
Proceeds from note payable to majority stockholder	15,060,000
Payment of deferred financing costs	(335,986)
Dividends paid to stockholders	(42,620)
Net cash provided by financing activities	22,112,850
Net increase in cash and cash equivalents	21,965
Cash and cash equivalents at beginning of period	3,519
Cash and cash equivalents at end of period	$25,484
Supplemental disclosures of cash flow information
Cash payments for interest	$117,079
Supplemental disclosures of non-cash information
Conversion of convertible debenture due to majority stockholder to shares of common stock	$2,932,040

See accompanying notes are an integral part of this consolidated financial statement.

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 1 — Organization and Operations

Global Medical REIT Inc. (the “Company”) was incorporated in the state of Nevada on March 18, 2011 under the name Scoop Media, Inc. The Company changed its name effective January 6, 2014 in connection with its re-domestication into a Maryland corporation and its plans to develop and manage a portfolio of healthcare real estate assets and properties.

On September 30, 2013, Xpress Group, Ltd., a Hong Kong company now known as Heng Fai Enterprises, Ltd. (“Heng Fai”) purchased 13,750 shares of the Common Stock of our company representing approximately 68.7% of its issued and outstanding common stock from Yukon Industries, Inc. for $55,000 payable in cash at closing. On December 10, 2013, Heng Fai agreed to purchase an aggregate of 6,250 common shares of Scoop Media, Inc. from various parties. Heng Fai purchased these common shares for $25,000. On March 5, 2014, Heng Fai acquired an additional 30,000 shares of our common stock at $0.00641 per share. Heng Fei owns an aggregate of 94.1% of our outstanding common stock.

As part of Heng Fai’s acquisition of a controlling interest in our company, we have determined to pursue a new strategy and intend to acquire real estate assets in the healthcare industry, which may include the real estate of hospitals, medical centers, nursing facilities and retirement homes.

Effective November 7, 2014, the Company amended its articles of incorporation to increase the number of authorized shares of common stock, $0.001 par value (the “our common stock”) from 100,000,000 to 500,000,000 and effected a reverse stock split of the outstanding shares of its common stock at the ratio of 1-for-400 (the “Reverse Stock Split”). All references to shares of the Company’s common stock in this report on Form 10-K refers to the number of shares of common stock after giving effect to the Reverse Stock Split (unless otherwise indicated).

Note 2 — Significant Accounting Policies

Use of estimates — The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Restricted Cash — Restricted cash of $137,501 represents cash required by a third party lender to be held by the Company as a reserve for debt service.

Income taxes — We plan on electing to be taxed as a REIT for federal income tax purposes beginning in 2015. REITs are generally not subject to federal income taxes if the Company can meet many specific requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to federal and state income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate tax rates, and we may be ineligible to qualify as a REIT for subsequent tax years. Even if we qualify as a REIT, we may be subject to certain state or local income taxes, and if we create a Taxable REIT Subsidiary (“TRS”), the TRS will be subject to federal, state and local taxes on its income at regular corporate rates. The Company recognizes the tax effects of uncertain tax positions only if the position is more likely than not to be sustained upon audit, based on the technical merits of the position. The Company has not identified any material uncertain tax positions and recognizes interest and penalties in income tax expense, if applicable. The Company is currently not under examination by any income tax jurisdiction.

Purchase of real estate — Transactions in which real estate assets are purchased that are not subject to an existing significant lease or are attached or related to a major healthcare provider are treated as asset acquisitions, and as such are recorded at their purchase price, including acquisition fees, which is allocated to land and building based upon their relative fair values at the date of acquisition. Investment properties that are acquired either subject to a significant existing lease or as part of a portfolio level transaction with significant leasing activity are treated as a business combination under Accounting Standards Codification (“ASC”) 805, Business Combinations, and as such are recorded at fair value, allocated to land, building and the existing

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 2 — Significant Accounting Policies  – (continued)

lease, if applicable, based upon their fair values at the date of acquisition, with acquisition fees and other costs expensed as incurred. Fair value is determined based on ASC 820, Fair Value Measurements and Disclosures, primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating the purchase price of individually acquired properties, the Company utilizes its own market knowledge and published market data. In this regard, the Company also utilizes information obtained from county tax assessment records to assist in the determination of the fair value of the land and building. The Company utilizes market comparable transactions such as price per square foot to assist in the determination of fair value for purposes of allocating the purchase price of properties acquired as part of portfolio level transactions. The value of acquired leases, if applicable, is estimated based upon the costs we would have incurred to lease the property under similar terms.

Impairment of long lived assets — The Company evaluates its real estate assets for impairment periodically or whenever events or circumstances indicate that its carrying amount may not be recoverable. If an impairment indicator exists, we compare the expected future undiscounted cash flows against the carrying amount of an asset. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the asset, we would record an impairment loss for the difference between the estimated fair value and the carrying amount of the asset.

Depreciation expense — Depreciation expense is computed using the straight-line method over the estimated useful lives of the buildings and improvements, which are generally between 5 and 40 years. Depreciation expense related to the real estate assets was approximately $129,081 for year ended August 31, 2014.

Cash and cash equivalents — The Company considers all demand deposits, cashier’s checks, money market accounts and certificates of deposits with a maturity of three months to be cash equivalents. The Company maintains their cash and cash equivalents and escrow deposits at financial institutions. The combined account balances may exceed the Federal Depository Insurance Corporation (“FDIC”) insurance coverage, and, as a result, there may be a concentration of credit risk related to amounts on deposit. The Company does not believe that this risk is significant.

Escrow deposits — Escrow deposits include refundable and non-refundable cash earnest money deposits for the purchase of properties including advances from Heng Fai Enterprises. In addition, escrow deposits may include amounts paid for properties in certain states which require a judicial order when the risk and rewards of ownership of the property are transferred and the purchase is finalized.

Revenue recognition — The Company’s operations consist of rental revenue earned from one tenant under a leasing arrangement which provides for minimum rent, escalations, and charges to the tenant for the real estate taxes and operating expenses. The lease has been accounted for as the operating lease. For operating leases with minimum scheduled rent increases, the Company recognizes income on a straight-line basis over the lease term when collectability is reasonably assured. Recognizing rental income on a straight-line basis for leases results in recognized revenue amounts which differ from those that are contractually due from tenants. If the Company determines that collectability of straight-line rents is not reasonably assured, future revenue recognition is limited to amounts contractually owed and paid, and, when appropriate, an allowance for estimated losses is established.

The Company maintains an allowance for doubtful accounts, including an allowance for operating lease straight-line rent receivables, for estimated losses resulting from tenant defaults or the inability of tenants to make contractual rent and tenant recovery payments. The Company monitors the liquidity and creditworthiness of its tenants and operators on a continuous basis. This evaluation considers industry and economic conditions, property performance, credit enhancements and other factors. For operating lease straight-line rent amounts, the Company’s assessment is based on amounts estimated to be recoverable over the term of the lease. As of August 31, 2014, there was no allowance for doubtful accounts.

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 2 — Significant Accounting Policies  – (continued)

Deferred financing costs — Deferred financing costs include amounts paid to lenders and others to obtain financing and are amortized to interest expense on a straight-line basis over the term of the related loan which approximates the effective interest method. The Company incurred deferred financing costs of $335,986 for the year ended August 31, 2014 related to its loan with Capital One (See Note 4). Amortization of these deferred financing costs was $26,443 for the year ended August 31, 2014, resulting in a net balance of $309,543.

Segment reporting — ASC Topic 280, Segment Reporting, establishes standards for reporting financial and descriptive information about a public entity’s reportable segments. The Company has determined that they have one reportable segment, with activities related to investing in medical office buildings. Their investments in real estate are in the same geographic region and management evaluates operating performance on an individual asset level.

Fair value of financial instruments — Fair value is a market-based measurement, and should be determined based on the assumptions that market participants would use in pricing an asset or liability. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

•	Level 1 — Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets;
•	Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and
•	Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company considers the carrying values of cash and cash equivalents, accounts and other receivables, escrow deposits, accounts payable and accrued liabilities to approximate the fair value for these financial instruments because of the short period of time since origination or the short period of time between origination of the instruments and their expected realization. Due to the short-term nature of these instruments, Level 1 and Level 2 inputs are utilized to estimate the fair value of these financial instruments. The fair value of accounts payable due to affiliates is not determinable due to the related party nature of the accounts payable.

Recently issued and adopted accounting standards — In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, Reporting Discontinued Operations and Disclosure of Disposals of Components of an Entity, which changes the criteria for reporting discontinued operations. Under the new guidance, only disposals representing a strategic shift in operations such as a major line of business, major geographic area or a major equity method investment, should be presented as discontinued operations. In addition the new guidance will require expanded disclosures about discontinued operations that will provide more information about the assets, liabilities, income and expenses of discontinued operations. The guidance will be effective for all disposals of components (or classifications as held for sale) that occur within annual periods beginning on or after December 15, 2014 and is not expected to have a material impact on the Company’s financial statements.

Note 3 — Property Acquisition

On June 5, 2014, the Company completed the acquisition of a 56-bed long term acute care hospital located at 1870 S 75th Street, Omaha, Nebraska for approximately $21,700,000 (approximately $21.9 million after including legal fees) (the “Omaha Facility”). The Omaha Facility is operated by Select Specialty Hospital — Omaha, Inc. pursuant to a sublease which expires in 2023, with sub lessee options to renew up to

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 3 — Property Acquisition  – (continued)

60 years (the “operating lease”). Also, the real property where the Omaha Facility and other improvements are located are subject to a land lease with Catholic Health Initiatives, a Colorado nonprofit corporation (the “land lease”). The land lease expires in 2023 with sub lessee options to renew up to 60 years.

When at the date of acquisition an acquired property has an existing tenant the Company accounts for its acquisition of real estate in accordance with FASB ASC 805, Accounting for Business Combinations, Goodwill, and Other Intangible Assets, which requires the purchase price of acquired properties be allocated to the acquired tangible assets and liabilities, consisting of land, building, and identified intangible assets, based in each case on their fair values. The Company identified no intangible assets in connection with its acquisition of the Omaha Facility.

Note 4 — Debt

In order to finance a portion of the purchase price for the Omaha Facility, on June 5, 2014 the Company entered into a Term Loan and Security Agreement with Capital One, National Association (the “Lender”) to borrower $15,060,000 (the “Loan”). The Loan bears interest at 4.91% per annum and all unpaid interest and principal is due on June 5, 2017 (the “Maturity Date”). Interest is paid in arrears and payments begin on August 1, 2014, and on the first day of each calendar month thereafter. Principal payments begin on January 1, 2015 and on the first day of each calendar month thereafter based on an amortization schedule with the principal balance due on the Maturity Date. The Loan may not be prepaid in whole or in part prior to June 5, 2016, thereafter, the Company, at its option, may prepay the Loan at any time, in whole (but not in part) on at least thirty (30) calendar days but not more than sixty (60) calendar days advance written notice. The prepayment amount will be equal to the outstanding principal balance of the Loan, any accrued and unpaid interest and all other fees, expenses and obligations including an Early Termination Fee of $301,200.

At Closing, the Company paid the Lender a non-refundable commitment fee of $150,600. If any principal, interest or other sum due by the Company is not paid on the date on which it is due, the Company is obligated to pay to the Lender an amount equal to the lesser of five percent (5%) of such unpaid sum or the maximum amount permitted by applicable laws (the “Late Payment Charge”). All fees hereunder are non-refundable and deemed fully earned when due and payable.

The Company’s obligation under the Term Loan and Security Agreement are secured by: (1) a first priority perfected security interest in all tangible and intangible existing and future personal property and real property of the Company.

The Term Loan and Security Agreement contains covenants that are customary for similar credit arrangements. These include covenants relating to establishment of reserves for the payment of taxes, insurance and capital replacements (under certain circumstances), maintaining a collection account, financial reporting and notification, payment of indebtedness, taxes and other obligations, and compliance with certain applicable laws. There are also financial covenants that require the Company to (i) maintain a fixed charge coverage ratio (defined as the ratio of EBITDA to fixed charges for the four most recent fiscal quarters) of not less than 1.25 to 1.0 and (ii) maintain a EBITDA for each fiscal year of at least $2,800,000. The Term Loan and Security Agreement also imposes certain customary limitations and requirements on the Company with respect to, among other things, the maintenance of properties, access to real property, insurance, compliance with laws, maintenance of books and records, inspection rights, environmental matters, indemnity, healthcare operations, right of first refusal for future financing, incurrence of indebtedness and liens, the making of investments, the payment of distributions or making of other restricted payments, healthcare matters, mergers, acquisitions and dispositions of assets, and transactions with affiliates.

The Term Loan and Security Agreement contains customary events of default, including, without limitation: non-payment of obligations under the Term Loan and Security Agreement when due; the material inaccuracy of any representations or warranties; a violation of covenants in the Term Loan and Security Agreement (subject, in the case of certain such covenants, to cure periods); a default related to other material

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 4 — Debt  – (continued)

debt or uninsured loss in excess of $100,000; certain events of bankruptcy or insolvency; judgments for the payment of money in excess of $100,000 in the aggregate that remains unpaid or unstayed and undischarged for a period of 30 days after the date on which the right to appeal has expired; and a change of control of the Company. The occurrence and continuance of an event of default could result in, among other things, amounts owing under the Term Loan and Security Agreement being accelerated, payment of the Early Termination Fee and the Term Loan and Security Agreement being terminated.

The Company incurred deferred financing costs of $335,986 for the year ended August 31, 2014 related to this loan.

During the continuance of any default, the applicable interest rate on all obligations owing under the Term Loan and Security Agreement is the lesser of (a) the maximum rate permitted by applicable law; or (b) 3% per annum over the current interest rate otherwise applicable.

Scheduled principal payments due on debt as of August 31, 2014, are as follows:

Year Ending August 31,
2015	$206,655
2016	319,965
2017	14,533,380
Total Payments	$15,060,000

Note 5 — Stockholders’ Equity

Preferred stock — The Company’s charter authorizes them to issue 10,000,000 shares of preferred stock, par value $0.001 per share. As of August 31, 2014, no shares of preferred stock were issued and outstanding.

Common stock — The Company’s charter authorizes them to issue 100,000,000 shares of common stock, par value $0.001 per share. As of August 31, 2014, there were 250,000 outstanding common stock shares.

On September 30, 2013, Xpress Group, Ltd., a Hong Kong company now known as Heng Fai Enterprises, Ltd. (“Heng Fai”) purchased 13,750 shares of the Common Stock of our company representing approximately 68.7% of its issued and outstanding common stock from Yukon Industries, Inc. for $55,000 payable in cash at closing. On December 10, 2013, Heng Fai agreed to purchase an aggregate of 6,250 common shares of Scoop Media, Inc. from various parties. Heng Fai purchased these common shares for $25,000. On March 5, 2014, Heng Fai acquired an additional 30,000 shares of our common stock at $0.00641 per share. Heng Fei owns an aggregate of 94.1% of our outstanding common stock.

As discussed in Note 6, on July 17, 2014, the Company agreed to issue 230,000 shares of its unregister common stock upon conversion of $2,932,040 principal amount and interest due of the Convertible debenture held by HFE USA, LLC, a wholly owned subsidiary of Heng Fai. Heng Fai assigned the convertible debenture to HFE USA, LLC on July 17, 2014.

On July 17, 2014, the Company announced that its Board declared a one-time dividend of $0.0852 per share payable to the holders of its common stock of record as of the close of business on July 31, 2014.

On August 19, 2014, the Company declared a dividend of $0.0852 per share payable to the holders of its common stock of record at the close of business August 29, 2014. Dividends shall be paid no later than the 20th day of the following month subject to compliance with applicable provisions of the Maryland General Corporation Law.

Total dividends paid to stockholders during the year ended August 31, 2014 were $42,620.

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 6 — Related Party Transactions

Management agreement — On November 10, 2014 the Company entered into a Management Agreement, with an effective date of April 1, 2014, with Inter-American Management, LLC (the “Manager”), a Delaware limited liability company and an affiliate of the Company. Under the terms of the Management Agreement the Manager is responsible for designing and implementing our business strategy and administering our business activities and day-to-day operations. For performing these services, the Company will pay the Manager a base management fee equal to the greater of (a) 2.0% per annum of the Company’s net asset value (the value of the Company’s assets less the value of the Company’s liabilities), or (b) $30,000 per calendar month. For the year ended August 31, 2014, management fees of $213,000 were due to the Manager. As of August 31, 2014, $213,000 remains unpaid and is recorded as due to related parties in the accompanying balance sheet at August 31, 2014. Additionally, the Company expensed $434,200 that was paid to the Manager related to loan costs for the acquisition of the Omaha Facility. This expense is included in the general and administrative line item in the accompanying statements of operations for the year ended August 31, 2014.

Allocated general and administrative expenses — In the future, the Company may receive an allocation of general and administrative expenses from the Manager that are either clearly applicable to or were reasonably allocated to the operations of the properties. There were no allocated general and administrative expenses from the Manager for the year ended August 31, 2014.

Note payable to majority stockholder — Heng Fai, the majority stockholder, loaned the Company $7,468,142 to assist in the acquisition of the Omaha Facility and pay closing costs. The loan was unsecured, due on demand, and bore no interest. On July 1, 2014, the Company converted the entire balance of the Heng Fai loan into a Convertible Debenture (the “Convertible Debenture”). The Convertible Debenture bears interest at 8.0% per annum and all unpaid interest and principal is due on June 30, 2015. Interest is paid monthly in arrears and payments begin on July 31, 2014, and on the last day of each calendar month thereafter. The Company may prepay the note at any time, in whole or in part. Heng Fai may elect to convert all or a portion of the outstanding principal amount of the note into shares of common stock in an amount equal to the principal amount of the note, together with accrued but unpaid interest, divided by $12,748.

On July 17, 2014, Heng Fai elected to convert $2,932,040 of the principal and accrued interest under the note into 230,000 shares of our unregistered common stock. Shares of our unregistered common stock issued to Heng Fai as a result of these conversions will be subject to customary anti-dilution rights in the event of stock splits, stock dividends and similar corporate events.

As of August 31, 2014, the outstanding principal balance of the Convertible Debenture was $4,536,102. Interest expense was $91,468 for the year ended August 31, 2014. Also during the year ended August 31, 2014, $345,053 was loaned to the Company to be used for general corporate purposes. The Company repaid $306,858 of this loan leaving a note payable to stockholder balance of $38,195 at August 31, 2014.

Note 7 — Rental Revenue

The aggregate annual minimum cash payments to be received on the noncancelable operating lease in effect as of August 31, 2014 are as follows:

Year Ending August 31,
2015	$1,565,969
2016	1,565,969
2017	1,565,969
2018	1,565,969
2019	1,565,969
Thereafter	4,045,419
Total Payments	$11,875,264

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 7 — Rental Revenue  – (continued)

Of the total rental revenue for the year ended August 31, 2014, 100% was earned from one tenant who is the operator for the medical facility, and the operating lease expires in 2023, with sub lessee options to renew up to 60 years. The tenant’s obligations under the lease are guaranteed by its parent company, Select Medical Corporation (NYSE: SEM). The guarantor, Select Medical Corporation, is one of the largest specialty hospital and outpatient rehabilitation center operators in the United States. According to its Annual Report for the year ended December 31, 2013, Select Medical Corporation reported net operating revenues of $2,975.6 million. Of this total, 74% of net operating revenues was derived from its specialty hospital segment and approximately 26% from its outpatient rehabilitation segment, operating 123 facilities throughout 28 states, of which 108 are Long Term Acute Care Hospitals including the Omaha Facility.

Note 8 — Rent Expense

The land lease expires in 2023 with options to renew up to 60 years. Under the terms of the land lease, annual rents increase 12.5 percent every fifth anniversary of the lease. The next land lease increase will occur in April 2017. The aggregate minimum cash payments to be paid on the non-cancelable land lease in effect as of August 31, 2014 are as follows:

Year Ending August 31,
2015	$59,877
2016	59,877
2017	62,996
2018	67,362
2019	67,362
Thereafter	174,018
Total Payments	$491,492

Note 9 — Commitments and contingencies

Litigation — The Company is not presently subject to any material litigation nor, to their knowledge, is any material litigation threatened against them, which if determined unfavorably to them, would have a material adverse effect on the financial position, results of operations or cash flows.

Environmental matters — The Company follows a policy of monitoring their properties for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist at their properties, they are not currently aware of any environmental liability with respect to their properties that would have a material effect on the financial position, results of operations or cash flows. Further, they are not aware of any material environmental liability or any unasserted claim or assessment with respect to an environmental liability that they believe would require additional disclosure or the recording of a loss contingency.

Note 10 — Income Taxes

For the 2014 tax year, the Company is planning to elect and qualify as a real estate investment trust (“REIT”) under the Internal Revenue Code. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that the Company distribute at least 90% of its adjusted taxable income to its stockholders. It is management’s current intention to adhere to these requirements and be eligible to be a REIT for the year ended December 31, 2014. As a REIT, the Company generally will not be subject to corporate level federal income tax on taxable income currently distributed to stockholders. If the Company fails to qualify as a REIT for the 2014 tax year, it will be subject to federal and state income taxes at corporate tax rates. Even if the Company qualifies to be taxed as a REIT for 2014, it may be subject to federal and state taxes on any undistributed taxable income. For the 2014 tax year, the

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 10 — Income Taxes  – (continued)

Company intends to distribute all of its taxable income; therefore, no provision for federal or state income taxes has been recorded in the financial statements.

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has incurred a net operating loss of approximately $535,000 which begins expiring in 2028. The Company has adopted ASC 740, “Accounting for Income Taxes,” as of its inception. Pursuant to ASC 740, the Company is required to compute tax asset benefits for non-capital losses carried forward. The potential benefit of the net operating loss has not been recognized in these financial statements because it cannot be assured it is more likely than not it will utilize the loss carried forward in future years.

Significant components of the deferred tax assets and liabilities as of August 31, 2014, after applying enacted corporate income tax rates, are as follows:

August 31, 2014
Deferred income tax asset:
Net operating loss carry forward	181,970
Valuation allowance	(181,970)
Net deferred tax assets	—

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years.

The Company follows ASC Topic 740 to recognize, measure, present and disclose in our consolidated financial statements uncertain tax positions that it has taken or expects to take on a tax return. As of August 31, 2014, the Company did not have any liabilities for uncertain tax positions that it believes should be recognized in its financial statements. The Company is not subject and has not been subject to any federal or state income tax examinations.

Note 11 — Subsequent Events

Acquisition — On September 19, 2014, the Company entered into and closed an Agreement of Sale and Purchase to acquire an approximately 8,840 square foot medical office building known as the Orthopedic Surgery Center, located in Asheville, North Carolina for approximately $2.52 million. The acquisition was funded by cash and borrowings. The Ashville facility is subject to an operating lease which expires in 2017, with lease options to renew up to five years. The property is owned fee simple.

In connection with the acquisition of the Ashville facility in September 2014 the Company borrowed $1.7 million from the Bank of North Carolina. Interest is fixed at 4.75% for the term of the loan, which is due in full, including all accrued and unpaid interest on February 15, 2017.

Board of director and officer appointments — On October 1, 2014, the Board of Directors appointed David Young, Tong Wan Chan, and Jeffrey Busch as directors. On the same day, the Board also appointed Donald McClure as the Chief Financial Officer.

Management agreement — On November 10, 2014 the Company entered into a Management Agreement, with an effective date of April 1, 2014, with Inter-American Management, LLC (the “Manager”), a Delaware limited liability company and an affiliate of the Company.

Services Performed.  Under the terms of the Management Agreement, the Manager will manage, operate and administer the Company’s day-to-day operations and investment activities in conformity with the investment guidelines and other policies that are approved and monitored by our board of directors. Our Manager is responsible for (1) the selection, purchase and sale of our portfolio investments, (2) potentially

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 11 — Subsequent Events  – (continued)

providing property management and development activities, and (3) providing us with investment advisory services. The initial term of the Management Agreement expires on October 1, 2019 and will be automatically renewed for five year periods thereafter. The Manager is permitted to market additional goods and services to tenants of the properties owned by the Company.

Compensation.  The Company will pay the Manager a base management fee equal to the greater of (a) 2.0% per annum of the Company’s net asset value (the value of the Company’s assets less the value of the Company’s liabilities), or (b) $30,000 per calendar month. In addition, the Company will pay the Manager an Acquisition Fee equal to 2.00% of the purchase price of any real estate asset acquired by Manager. The Acquisition Fee shall be paid at the closing of any real estate acquisition. The Manager is also entitled to an incentive fee (the “Incentive Fee”) for each calendar quarter the Management Agreement is in effect beginning on April 1, 2014 in an amount, not less than zero, equal to the difference between (1) the product of (a) 20% and (b) the difference between (i) Core Earnings (as defined below) for the previous four fiscal quarters, and (ii) the product of (A) the weighted-average offering price per share of common stock of all of the Company’s offerings of common stock (other than offerings of common stock to the Company or its Affiliates that are not part of a broader offering of common stock to third party investors) (where each such offering is weighted by both the number of shares issued in such offering and the number of days that such issued shares were outstanding during such four fiscal quarter period) multiplied by the average number of common stock outstanding in the previous four fiscal quarters, and (B) 8%, and (2) the sum of any Incentive Compensation paid to the Manager with respect to the first three fiscal quarters of such previous four fiscal quarter period; provided, however, that no Incentive Compensation shall be payable with respect to any fiscal quarter unless cumulative Core Earnings for the 12 most-recently completed fiscal quarters (or part thereof prior to the completion of 12 fiscal quarters following the Closing Date) is greater than zero.

Core Earnings is a non-GAAP measure and is defined as the net income (loss) of the Company, computed in accordance with GAAP, excluding non-cash equity compensation expense, the Incentive Compensation, real estate-related depreciation and amortization, any unrealized gains or losses or other non-cash items that are included in net income for the applicable reporting period, regardless of whether such items are included in other comprehensive income or loss, or in net income and one-time events pursuant to changes in GAAP and certain non-cash charges, in each case after discussions between the Manager and the Company’s Board of Directors.

The Base Management Fee shall be payable in arrears in cash, in quarterly installments commencing with the fiscal quarter in which this Agreement is executed. The Incentive Compensation shall be payable in arrears, in quarterly installments commencing with the fiscal quarter ending April 1, 2014.

Operating Expenses.  The Company is required to pay all of its operating expenses which include, but are not limited to, transactions costs, legal, accounting, and administrative services, compensation of the Company’s officers and directors, costs and out of pocket expense incurred by directors, officer, employees or other agents of the Manager for travel on the Company’s behalf, wages, salaries and benefits incurred by the Manager for dedicated officers that are provided to the Company or a pro-rata portion if such person is partially dedicated to the Company’s operations. The Company has agreed to reimburse the Manager for any operating expenses of the Company incurred by the Manager.

Termination Rights.  The Management Agreement can be terminated if the Company fails to exceed (A) 75% (seventy-five percent) of the FTSE NAREIT Equity Health Care (as defined below) total performance and dividend performance over the three year period previous to termination (the Manager shall have the right to forgo or defer any fees due to it in order to achieve the 75% benchmark); and (B) 75% (seventy-five percent) of the FTSE NAREIT Equity Health Care (as defined below) total performance and dividend performance over the one year period previous to termination (the Manager shall have the right to forgo or defer any Fees due to it in order to achieve the 75% benchmark); and (C) 75% (seventy-five percent) of the Standard and Poor’s 500 Index total performance and dividend performance over the three year period

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 11 — Subsequent Events  – (continued)

previous to termination (the Manager shall have the right to forgo or defer any Fees due to it in order to achieve the 75% benchmark); and (D) 75% (seventy-five percent) of the Standard and Poor’s 500 Index total performance and dividend performance over the one year period previous to termination (the Manager shall have the right to forgo or defer any Fees due to it in order to achieve the 75% benchmark); and (E) “total performance” is defined as share price appreciation plus dividends paid to the stockholder expressed as an annualized percentage of all index constituents weighted in the same ratio as they are weighed by the index; and (F) “dividend performance” is defined as dividends paid to the stockholder expressed as an annualized percentage of all index constituents weighted in the same ratio as they are weighed by the index.

In addition, the Management Agreement can only be terminated if the Company fails to exceed 5.0% return on invested capital for the previous 12 months, and if the Board of Directors of the Company: (A) is comprised of at least seven members; (B) and other than directors placed by the Manager or its affiliate, Heng Fai Enterprises Ltd., no more than one director is represented, employed, or affiliated by any single investor or investment, bank, law firm, or vendor; and (C) in a fully attended Board meeting, votes to terminate the Agreement in a majority vote; and the Company’s stockholders approve, by a majority of stockholders, an alternative business plan submitted by the Board of Directors through a stockholder vote as provided for in the Management Agreement; and upon the termination the Company will pay the Manager the Termination Fee (as defined below) in cash, common stock, or fifty percent cash and fifty percent common stock.

FTSE NAREIT Equity Health Care means the REIT health care real estate index which is a component of the FTSE NAREIT U.S. Real Estate Index Series published on REIT.com.

In addition, the Manager may terminate the Management Agreement on 60 days notice in the event the Company shall default on any term or condition of the agreement and the Company fails to remedy such default within 30 days of such notice. In the event of a default, the Company is obligated to pay the Manager a termination fee (the “Termination Fee”) equal to the greater of (a) three (3) times the average annual Base Management Fee and the average annual Incentive Compensation (in either case paid or payable) to the Manager with respect to the previous eight fiscal quarters ending on the last day of the Final Quarter; and (b) the greater of: (i) 10% (ten percent) of the FFO growth (as defined below) from October 1, 2013 to the date of the termination; or (ii) 10% (ten percent) of capital gains of the Company measured from the period October 1, 2013 to the date of termination. A mutually agreed upon third party shall conduct an appraisal of the Company’s assets. FFO means the Company’s net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis. The termination fee is payable in cash, common stock of the Company or fifty percent cash, fifty percent common stock of the Company.

Reverse stock split — Effective November 7, 2014, the Company amended its articles of incorporation to increase the number of authorized shares of common stock, $0.001 par value (the “our common stock”) from 100,000,000 to 500,000,000 and effected a reverse stock split of the outstanding shares of its common stock at the ratio of 1-for-400 (the “Reverse Stock Split”). All references to shares of the Company’s common stock in this report on Form 10-K refers to the number of shares of common stock after giving effect to the Reverse Stock Split (unless otherwise indicated).

Dividends — On September 19, 2014, the Company declared a dividend of $0.0852 per share payable to the holders of its common stock of record at the close of business September 29, 2014. Dividends shall be paid no later than the 20th day of the following month subject to compliance with applicable provisions of the Maryland General Corporation Law.

GLOBAL MEDICAL REIT INC.

Notes to Consolidated Financial Statements

Note 11 — Subsequent Events  – (continued)

On October 18, 2014, the Company declared a dividend of $0.0852 per share payable to the holders of its common stock of record at the close of business October 30, 2014. Dividends shall be paid no later than the 20th day of the following month subject to compliance with applicable provisions of the Maryland General Corporation Law.

On November 21, 2014, the Company declared a dividend of $0.0852 per share payable to the holders of its common stock of record at the close of business December 2, 2014. Dividends shall be paid no later than the 20th day of the following month subject to compliance with applicable provisions of the Maryland General Corporation Law.

GASTROENTEROLOGY CENTER OF THE MIDSOUTH, P.C.
AND SUBSIDIARY d/b/a GASTRO ONE

CONSOLIDATED BALANCE SHEET (Unaudited)
March 31, 2016

March 31, 2016
Assets
Current Assets
Cash and cash equivalents	$3,910,122
Accounts receivable, trade, net of allowances	5,862,456
Accounts receivable, affiliates	33,373
Note receivable, stockholder, current portion	31,545
Total current assets	9,837,496
Property and equipment, net of depreciation	2,463,964
Other Assets
Note receivable, stockholder, net of current portion	85,271
Total assets	$12,386,731
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$818,796
Accrued wages and benefits	4,781,645
Refunds payable	2,126,032
Stockholder payable	155,522
Capital leases payable, current portion	161,298
Total current liabilities	8,043,293
Other Liabilities
Capital leases payable, net of current portion	453,852
Total liabilities	8,497,145
Stockholders’ Equity
Common stock, no par value, 1,000 shares authorized; 120 shares issued and outstanding at March 31, 2016	1,924,701
Retained earnings	1,964,885
Total stockholders’ equity	3,889,586
Total liabilities and stockholders’ equity	$12,386,731

The accompanying notes are an integral part of the financial statements.
These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

GASTROENTEROLOGY CENTER OF THE MIDSOUTH, P.C.
AND SUBSIDIARY d/b/a GASTRO ONE

CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)
For the Quarter Ended March 31, 2016

For the Quarter Ended March 31, 2016
Revenues
Patient service revenue	$17,418,778
Drug study revenue	330,479
Refunds and returned checks	(170,948)
Net revenue	17,578,309
Operating expenses
Payroll and related benefits	4,348,434
Drugs and medicines	1,407,174
Medical supplies	568,820
Facilities costs	1,227,535
Professional fees	237,480
Bad debt recoveries	(145,000)
Depreciation expense	165,074
General and administrative expenses	465,179
Total operating expenses	8,274,696
Income from operations before specially allocated items	9,303,613
Specially allocated items
Salaries – physicians	7,036,461
Profit sharing – physicians	282,008
Other benefits – physicians	418,697
Total specially allocated items	7,737,166
Net income	$1,566,447

The accompanying notes are an integral part of the financial statements.
These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

GASTROENTEROLOGY CENTER OF THE MIDSOUTH, P.C.
AND SUBSIDIARY d/b/a GASTRO ONE

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (Unaudited)
For the Quarter Ended March 31, 2016

	Common Stock		Retained Earnings	Total
	Shares	Amount
Balance, December 31, 2015	116	$1,924,701	$398,438	$2,323,139
Net income	—	—	1,566,447	1,566,447
Issuance of common stock	4	—	—	—
Balance, March 31, 2016	120	$1,924,701	$1,964,885	$3,889,586

The accompanying notes are an integral part of the financial statements.
These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

GASTROENTEROLOGY CENTER OF THE MIDSOUTH, P.C.
AND SUBSIDIARY d/b/a GASTRO ONE

CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)
For the Quarter Ended March 31, 2016

For the Quarter Ended March 31, 2016
Cash Flows Provided By Operating Activities:
Net income	$1,566,447
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:
Depreciation	165,074
Change in Operating Assets and Liabilities:
Increase (Decrease) in Cash and Cash Equivalents:
Accounts receivable	(115,659)
Accounts receivable, other	442,029
Accounts payable	(1,446,740)
Accrued expenses	2,323,258
Refunds payable	(34,007)
Stockholder payable	83,385
Total adjustments	1,417,340
Net cash provided by operating activities	2,983,787
Cash Flows Used For Investing Activities:
Purchase of equipment	(20,585)
Cash Flows Used For Financing Activities:
Repayment of capital lease obligation	(39,595)
Increase in cash and cash equivalents	2,923,607
Cash and cash equivalents – beginning of quarter	986,515
Cash and cash equivalents – end of quarter	$3,910,122

The accompanying notes are an integral part of the financial statements.
These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

GASTROENTEROLOGY CENTER OF THE MIDSOUTH, P.C.
AND SUBSIDIARY d/b/a GASTRO ONE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2016

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES

Organization

Gastroenterology Center of the MidSouth, P.C. (“GCMS”) and Subsidiary d/b/a Gastro One (the “Company”) is organized under the laws of the State of Tennessee and includes the consolidated financial statements of GCMS and G.I. Diagnostic and Therapeutic Center, LLC, a wholly-owned subsidiary. The Company operates an independent practice with seven out-patient offices and three endoscopic center locations in the Mid-South providing treatment of all gastrointestinal disorders.

Financial Statement Presentation and Method of Accounting

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The accompanying financial statements present the consolidated financial results of GCMS and G.I. Diagnostic and Therapeutic Center, LLC, with all significant balances and transactions between the two entities eliminated.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

Concentrations and Credit Risks

The Company’s credit risks relate primarily to cash and cash equivalents and accounts receivable. Cash and cash equivalents are held primarily in a bank account. Accounts at the institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to an aggregate of $250,000.

From time to time, the Company may have amounts on deposit in excess of FDIC limits. Management believes the Company is not exposed to any significant credit risk on cash.

For the quarter ended March 31, 2016, approximately 72% of gross revenues were paid or adjusted to net contractual amounts by three third-party payors.

Accounts receivable consists primarily of amounts due from Medicare, private insurance companies, and patients located in Memphis and surrounding communities. The Company performs continual credit evaluations and uses the allowance method to account for bad debts.

For the quarter ended March 31, 2016, one vendor accounted for 39% of non-payroll-related purchases.

Property and Equipment

Purchases of property and equipment are recorded at cost. Depreciation is computed on a straight-line basis based on the estimated useful lives of the assets, ranging from 3 to 15 years. The Company capitalizes property and equipment additions having a cost of $1,000 or greater.

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

GASTROENTEROLOGY CENTER OF THE MIDSOUTH, P.C.
AND SUBSIDIARY d/b/a GASTRO ONE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2016

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Income Taxes

The Company has elected to be treated as an S corporation under the Internal Revenue Code. As a result, the stockholders of the corporation must report the Company’s net income or loss on their individual tax returns. Accordingly, the financial statements reflect no provisions or liability for federal income taxes related to operations. However, the Company is still subject to state franchise and excise taxes.

Net Patient Service Revenue and Accounts Receivable

The Company recognizes patient service revenue associated with services provided to patients who have third-party payor coverage on the basis of contractual rates for the services rendered. For uninsured patients that do not qualify for charity care, the Company recognizes revenue on the basis of its standard rates for services provided net of contractual adjustments for amounts and rates negotiated with third-party payors. On the basis of historical experience, a significant portion of the Company’s uninsured patients will be unable or unwilling to pay for the services provided. Thus, the Company records a provision for bad debts related to uninsured patients in the period the services are provided. Accounts receivable are reduced by this allowance for doubtful accounts. In evaluating the collectability of accounts receivable, the Company analyzes its past history and identifies trends to estimate the appropriate allowance for doubtful accounts and provision for bad debts. Management regularly reviews data about major payor sources of revenue in evaluating the sufficiency of the allowance for doubtful accounts.

For receivables associated with services provided to patients who have third-party coverage, the Company analyzes contractually due amounts and provides an allowance for contractual adjustments. For receivables associated with self-pay patients (which includes both patients without insurance and patients with deductible and copayment balances due for which third-party coverage exists for part of the bill), the Company records a provision for bad debts in the period of service on the basis of its past experience. The difference between the standard rates (or the discounted rates if negotiated) and the amounts actually collected after all reasonable collection efforts have been exhausted is charged off against the allowance for doubtful accounts.

Charity Care

The Company provides charity care to patients who meet certain criteria. Charity Care provided for the quarter ended March 31, 2016 was $130,173.

Date of Management Review

In accordance with generally accepted accounting principles, the Company evaluated its March 31, 2016 consolidated financial statements for subsequent events through May 16, 2016, the date the consolidated financial statements were available to be issued. The Company’s management is not aware of any subsequent events which would require recognition or disclosure in the consolidated financial statements.

NOTE 2 — ACCOUNTS AND NOTES RECEIVABLE

Accounts receivable and related allowances consisted of the following at March 31, 2016:

Accounts receivable, trade	$25,012,456
Allowance for contractual adjustments	(15,272,000)
Allowance for doubtful accounts	(3,878,000)
Accounts receivable, trade, net of allowances	$5,862,456

For the quarter ended March 31, 2016, bad debt recoveries included in the Statement of Operations was $145,000.

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

GASTROENTEROLOGY CENTER OF THE MIDSOUTH, P.C.
AND SUBSIDIARY d/b/a GASTRO ONE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2016

NOTE 2 — ACCOUNTS AND NOTES RECEIVABLE  – (continued)

As of March 31, 2016, notes receivable, stockholder, are due from stockholders in accordance with the Company’s Third Amended and Restated Shareholders’ Agreement (the “Agreement”), which allows new stockholders to acquire shares of the company via the execution of a note, whereby the stockholder pays the note over a period of three years. The notes receivable as of March 31, 2016 will be received in the following years ending December 31:

2016	$31,545
2017	53,727
2018	31,544
$116,816

NOTE 3 — PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at March 31, 2016:

Computers and equipment	$8,097,622
Furniture and fixtures	875,479
Leasehold improvements	1,732,731
10,705,832
Less: accumulated depreciation	(8,241,868)
Property and equipment, net of depreciation	$2,463,964

Property and equipment includes assets acquired through capital leases, and depreciation expense includes the amortization expense of these capital lease assets. See Note 4 for capital lease disclosure. Depreciation expense for the quarter ended March 31, 2016 was $165,074.

NOTE 4 — CAPITAL LEASE OBLIGATIONS

Capital leases consisted of the following at March 31, 2016:

Capital lease with a financial services company, payable in monthly installments of $14,759 for 60 months, secured by equipment, interest imputed at 2.92%, the Company’s incremental borrowing rate	$615,150
Less: current portion	(161,298)
$453,852

The related assets are included in property and equipment at March 31, 2016 with total costs of $823,026 and accumulated amortization of $233,191. Amortization expense for these assets was $41,151 for the quarter ended March 31, 2016, and is included in depreciation expense.

Future minimum capital lease payments for the years ending December 31 are as follows:

2016	$132,835
2017	177,114
2018	177,114
2019	162,354
649,417
Less: amounts representing interest	(34,267)
Present value of future minimum lease payments	$615,150

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

GASTROENTEROLOGY CENTER OF THE MIDSOUTH, P.C.
AND SUBSIDIARY d/b/a GASTRO ONE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2016

NOTE 5 — OPERATING LEASES

The Company has several non-cancelable operating leases for equipment and facilities. Total rental expense under these and other month-to-month leases was $650,921 for the quarter ended March 31, 2016.

Future minimum lease payments under non-cancelable operating leases for the years ending December 31 are as follows:

2016	$1,682,160
2017	2,250,743
2018	2,283,975
2019	1,850,823
2020	1,399,451
Thereafter	10,498,698
$19,965,850

NOTE 6 — PROFIT SHARING AND 401(K) PLAN

The Company has a profit sharing and 401(k) plan covering substantially all full-time employees. Eligibility requirements are at least one year of employment (minimum of 1,000 hours) and attainment of age 21. Employees’ contributions to the plan are voluntary, and subject to IRS limitations. The Company has a matching contribution policy of 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. The Company’s profit sharing contributions are voluntary. For the quarter ended March 31, 2016, the cost of the Company’s contributions was $507,459.

NOTE 7 — UNUSED REVOLVING CREDIT NOTE

In 2015, the Company obtained a revolving credit note with a bank for $1,500,000, renewable annually, bearing interest at the LIBOR rate plus 2.75% and collateralized by the equipment and other assets of the Company. There was no outstanding balance as of March 31, 2016.

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

INDEPENDENT AUDITOR’S REPORT

To the Shareholders
Gastroenterology Center of the Mid-South, P.C. and Subsidiary
d/b/a Gastro One
Memphis, Tennessee

We have audited the accompanying consolidated financial statements of Gastroenterology Center of the Mid-South, P.C. and Subsidiary, d/b/a Gastro One, which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gastroenterology Center of the Mid-South, P.C. and Subsidiary, d/b/a Gastro One as of December 31, 2015 and 2014, and the results of their operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Watkins Uiberall

Memphis, Tennessee
May 16, 2016

GASTROENTEROLOGY CENTER OF THE MIDSOUTH, P.C.
AND SUBSIDIARY d/b/a GASTRO ONE

CONSOLIDATED BALANCE SHEETS
December 31, 2015 and 2014

	2015	2014
Assets
Current Assets
Cash and cash equivalents	$986,515	$3,816,356
Accounts receivable, trade, net of allowances	5,746,797	10,108,437
Accounts receivable, other	475,402	631,944
Note receivable, stockholder, current portion	31,545	22,183
Total current assets	7,240,259	14,578,920
Property and equipment, net of depreciation	2,608,453	2,996,065
Other Assets
Note receivable, stockholder, net of current portion	85,271	44,365
Total assets	$9,933,983	$17,619,350
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$2,265,536	$1,508,646
Accrued wages and benefits	2,458,387	3,589,475
Refunds payable	2,160,039	1,651,275
Stockholder payable	72,137	—
Capital leases payable, current portion	160,127	155,524
Total current liabilities	7,116,226	6,904,920
Other Liabilities
Capital leases payable, net of current portion	494,618	654,745
Total liabilities	7,610,844	7,559,665
Stockholders’ Equity
Common stock, no par value, 1,000 shares authorized; 116 and 116 shares issued and outstanding at December 31, 2015 and 2014, respectively	1,924,701	1,902,204
Retained earnings	398,438	8,157,481
Total stockholders’ equity	2,323,139	10,059,685
Total liabilities and stockholders’ equity	$9,933,983	$17,619,350

The accompanying notes are an integral part of the financial statements.

GASTROENTEROLOGY CENTER OF THE MIDSOUTH, P.C.
AND SUBSIDIARY d/b/a GASTRO ONE

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2015 and 2014

	2015	2014
Revenues
Patient service revenue	$59,154,697	$57,662,121
Drug study revenue	1,353,085	1,275,811
Refunds and returned checks	(581,828)	(342,694)
Net revenue	59,925,954	58,595,238
Operating expenses
Payroll and related benefits	17,934,769	15,902,033
Drugs and medicines	8,574,011	6,214,217
Medical supplies	2,791,825	2,057,926
Facilities costs	5,080,894	4,213,473
Professional fees	1,381,796	1,960,894
Bad debt expense	2,413,000	1,438,000
Depreciation expense	735,956	444,461
General and administrative expenses	2,129,067	2,031,937
Total operating expenses	41,041,318	34,262,941
Income from operations before specially allocated items	18,884,636	24,332,297
Specially allocated items
Salaries – physicians	24,498,770	17,737,249
Profit sharing – physicians	1,111,223	694,211
Other benefits – physicians	1,033,686	1,199,832
Total specially allocated items	26,643,679	19,631,292
Net income (loss)	$(7,759,043)	$4,701,005

The accompanying notes are an integral part of the financial statements.

GASTROENTEROLOGY CENTER OF THE MIDSOUTH, P.C.
AND SUBSIDIARY d/b/a GASTRO ONE

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Years Ended December 31, 2015 and 2014

	Common Stock		Retained Earnings	Total
	Shares	Amount
Balance, December 31, 2013	80	$1,168,474	$3,456,476	$4,624,950
Net income	—	—	4,701,005	4,701,005
Issuance of common stock	48	1,001,267	—	1,001,267
Repurchase and retirement of common stock	(12)	(267,537)	—	(267,537)
Balance, December 31, 2014	116	1,902,204	8,157,481	10,059,685
Net loss	—	—	(7,759,043)	(7,759,043)
Issuance of common stock	4	94,634	—	94,634
Repurchase and retirement of common stock	(4)	(72,137)	—	(72,137)
Balance, December 31, 2015	116	$1,924,701	$398,438	$2,323,139

The accompanying notes are an integral part of the financial statements.

GASTROENTEROLOGY CENTER OF THE MIDSOUTH, P.C.
AND SUBSIDIARY d/b/a GASTRO ONE

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2015 and 2014

	2015	2014
Cash Flows Provided By (Used For) Operating Activities:
Net income (loss)	$(7,759,043)	$4,701,005
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided By (Used For) Operating Activities:
Depreciation	735,956	444,461
Change in Operating Assets and Liabilities:
Increase (Decrease) in Cash and Cash Equivalents:
Accounts receivable	4,361,640	(4,792,242)
Accounts receivable, other	156,542	290,481
Accounts payable	756,890	238,880
Accrued expenses	(1,131,088)	1,079,587
Refunds payable	508,764	788,729
Total adjustments	5,388,704	(1,950,104)
Net cash provided by (used for) operating activities	(2,370,339)	2,750,901
Cash Flows From (Used For) Investing Activities:
Purchase of equipment	(348,344)	(713,016)
Net cash from (used for) investing activities	(348,344)	(713,016)
Cash Flows From (Used For) Financing Activities:
Collection of notes receivable – stockholders	44,366	—
Proceeds from the issuance of common stock	—	495,578
Repurchase and retirement of common stock	—	(267,537)
Repayment of capital lease obligation	(155,524)
Net cash used for financing activities	(111,158)	228,041
Increase (decrease) in cash and cash equivalents	(2,829,841)	2,265,926
Cash and cash equivalents – beginning of year	3,816,356	1,550,430
Cash and cash equivalents – end of year	$986,515	$3,816,356
Supplemental Disclosure of Noncash Financing Activities:
Purchase of equipment through the issuance of capital lease obligations	$—	$823,026
Note receivable for issuance of common stock	$94,634	$66,548
Payable for redemption of common stock	$72,137	$—
Noncash Financing Activities related to Merger:
Equipment acquired through issuance of common stock	$—	$1,210,176
Assumption of liabilities through merger	$—	$772,420

The accompanying notes are an integral part of the financial statements.

GASTROENTEROLOGY CENTER OF THE MIDSOUTH, P.C.
AND SUBSIDIARY d/b/a GASTRO ONE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES

Organization

Gastroenterology Center of the MidSouth, P.C. (“GCMS”) and Subsidiary d/b/a Gastro One (the “Company”) is organized under the laws of the State of Tennessee and includes the consolidated financial statements of GCMS and G.I. Diagnostic and Therapeutic Center, LLC, a wholly-owned subsidiary. The Company operates an independent practice with seven out-patient offices and three endoscopic center locations in the Mid-South providing treatment of all gastrointestinal disorders.

Financial Statement Presentation and Method of Accounting

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The accompanying financial statements present the consolidated financial results of GCMS and G.I. Diagnostic and Therapeutic Center, LLC, with all significant balances and transactions between the two entities eliminated.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

Concentrations and Credit Risks

The Company’s credit risks relate primarily to cash and cash equivalents and accounts receivable. Cash and cash equivalents are held primarily in a bank account. Accounts at the institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to an aggregate of $250,000. From time to time, the Company may have amounts on deposit in excess of FDIC limits. Management believes the Company is not exposed to any significant credit risk on cash.

For the years ended December 31, 2015 and 2014, approximately 72% and 65%, respectively, of gross revenues were paid or adjusted to net contractual amounts by three third-party payors.

Accounts receivable consists primarily of amounts due from Medicare, private insurance companies, and patients located in Memphis and surrounding communities. The Company performs continual credit evaluations throughout the year and uses the allowance method to account for bad debts.

For the years ended December 31, 2015 and 2014, one vendor accounted for 25% and 26%, respectively, of non-payroll-related purchases.

Property and Equipment

Purchases of property and equipment are recorded at cost. Depreciation is computed on a straight-line basis based on the estimated useful lives of the assets, ranging from 3 to 15 years. The Company capitalizes property and equipment additions having a cost of $1,000 or greater.

GASTROENTEROLOGY CENTER OF THE MIDSOUTH, P.C.
AND SUBSIDIARY d/b/a GASTRO ONE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Income Taxes

The Company has elected to be treated as an S corporation under the Internal Revenue Code. As a result, the stockholders of the corporation must report the Company’s net income or loss on their individual tax returns. Accordingly, the financial statements reflect no provisions or liability for federal income taxes related to operations. However, the Company is still subject to state franchise and excise taxes.

Net Patient Service Revenue and Accounts Receivable

The Company recognizes patient service revenue associated with services provided to patients who have third-party payor coverage on the basis of contractual rates for the services rendered. For uninsured patients that do not qualify for charity care, the Company recognizes revenue on the basis of its standard rates for services provided net of contractual adjustments for amounts and rates negotiated with third-party payors. On the basis of historical experience, a significant portion of the Company’s uninsured patients will be unable or unwilling to pay for the services provided. Thus, the Company records a provision for bad debts related to uninsured patients in the period the services are provided. Accounts receivable are reduced by this allowance for doubtful accounts. In evaluating the collectability of accounts receivable, the Company analyzes its past history and identifies trends to estimate the appropriate allowance for doubtful accounts and provision for bad debts. Management regularly reviews data about major payor sources of revenue in evaluating the sufficiency of the allowance for doubtful accounts.

For receivables associated with services provided to patients who have third-party coverage, the Company analyzes contractually due amounts and provides an allowance for contractual adjustments. For receivables associated with self-pay patients (which includes both patients without insurance and patients with deductible and copayment balances due for which third-party coverage exists for part of the bill), the Company records a provision for bad debts in the period of service on the basis of its past experience. The difference between the standard rates (or the discounted rates if negotiated) and the amounts actually collected after all reasonable collection efforts have been exhausted is charged off against the allowance for doubtful accounts.

Charity Care

The Company provides charity care to patients who meet certain criteria. Charity Care provided for the years ended December 31, 2015 and 2014 was $757,668 and $459,315, respectively.

Acquisition Method Accounting

The Company accounts for acquisitions in accordance with generally accepted accounting principles, which requires the acquiring entity to recognize all assets acquired and liabilities assumed at fair value as of the acquisition date.

Date of Management Review

In accordance with generally accepted accounting principles, the Company evaluated its December 31, 2015 and 2014 consolidated financial statements for subsequent events through May 16, 2016, the date the consolidated financial statements were available to be issued. The Company’s management is not aware of any subsequent events which would require recognition or disclosure in the consolidated financial statements except as described in Note 10.

GASTROENTEROLOGY CENTER OF THE MIDSOUTH, P.C.
AND SUBSIDIARY d/b/a GASTRO ONE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014

NOTE 2 — ACCOUNTS AND NOTES RECEIVABLE

Accounts receivable and related allowances consisted of the following at December 31:

	2015	2014
Accounts receivable, trade	$25,046,797	$25,438,437
Allowance for contractual adjustments	(15,277,000)	(13,720,000)
Allowance for doubtful accounts	(4,023,000)	(1,610,000)
Accounts receivable, trade, net of allowances	$5,746,797	$10,108,437
Insurance receivable	$—	$356,151
Accounts receivable, stockholders	442,029	—
Accounts receivable, affiliates	33,373	275,793
Accounts receivable, other	$475,402	$631,944

For the years ended December 31, 2015 and 2014, bad debt expense included in the Statement of Operations was $2,413,000 and $1,438,000, respectively. Insurance receivable noted above represents the amounts due from the Company’s stop-loss insurance policies as of December 31, 2014. Accounts receivable, affiliates, represents the amounts due from short-term advances to a related company owned by certain stockholders of Gastro One. See further consideration of related party transactions in Note 9.

As of December 31, 2015, notes receivable, stockholder, are due from stockholders in accordance with the Company’s Third Amended and Restated Shareholders’ Agreement (the “Agreement”), which allows new stockholders to acquire shares of the company via the execution of a note, whereby the stockholder pays the note over a period of three years. The notes receivable as of December 31, 2015 will be received in the following years ending December 31:

2016	$31,545
2017	53,727
2018	31,544
$116,816

NOTE 3 — PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

	2015	2014
Computers and equipment	$8,077,037	$6,218,041
Furniture and fixtures	875,479	868,473
Leasehold improvements	1,732,731	3,250,389
	10,685,247	10,336,903
Less: accumulated depreciation	(8,076,794)	(7,340,838)
Property and equipment, net of depreciation	$2,608,453	$2,996,065

Property and equipment includes assets acquired through capital leases, and depreciation expense includes the amortization expense of these capital lease assets. See Note 4 for capital lease disclosure. Depreciation expense for the years ended December 31, 2015 and 2014 was $735,956 and $444,461, respectively.

GASTROENTEROLOGY CENTER OF THE MIDSOUTH, P.C.
AND SUBSIDIARY d/b/a GASTRO ONE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014

NOTE 4 — CAPITAL LEASE OBLIGATIONS

	2015	2014
Capital leases consisted of the following at December 31:
Capital lease with a financial services company, payable in monthly installments of $14,759 for 60 months, secured by equipment, interest imputed at 2.92%, the Company’s incremental borrowing rate	$654,745	$810,269
Less: current portion	(160,127)	(155,524)
	$494,618	$654,745

The related assets are included in property and equipment at December 31, 2015 with total costs of $823,026 and accumulated amortization of $192,039. Amortization expense for these assets was $164,605 and $27,434 for the years ended December 31, 2015 and 2014, and is included in depreciation expense.

Future minimum capital lease payments for the years ending December 31 are as follows:

2016	$177,114
2017	177,114
2018	177,114
2019	162,354
693,696
Less: amounts representing interest	(38,951)
Present value of future minimum lease payments	$654,745

NOTE 5 — OPERATING LEASES

The Company has several non-cancelable operating leases for equipment and facilities. Total rental expense under these and other month-to-month leases was $2,928,792 and $2,334,971 for 2015 and 2014, respectively.

Future minimum lease payments under non-cancelable operating leases for the years ending December 31 are as follows:

2016	$2,243,160
2017	2,250,743
2018	2,283,975
2019	1,850,823
2020	1,399,451
Thereafter	10,491,198
$20,519,350

NOTE 6 — PROFIT SHARING AND 401(K) PLAN

The Company has a profit sharing and 401(k) plan covering substantially all full-time employees. Eligibility requirements are at least one year of employment (minimum of 1,000 hours) and attainment of age 21. Employees’ contributions to the plan are voluntary, and subject to IRS limitations. The Company has a matching contribution policy of 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. The Company’s profit sharing contributions are voluntary. For the years ended December 31, 2015 and 2014, the cost of the Company’s contributions was $1,342,313 and $1,644,933, respectively.

GASTROENTEROLOGY CENTER OF THE MIDSOUTH, P.C.
AND SUBSIDIARY d/b/a GASTRO ONE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014

NOTE 7 — UNUSED REVOLVING CREDIT NOTE

In 2015, the Company obtained a revolving credit note with a bank for $1,500,000, renewable annually, bearing interest at the LIBOR rate plus 2.75% and collateralized by the equipment and other assets of the Company. There was no outstanding balance as of December 31, 2015.

NOTE 8 — ACQUISITION

On June 30, 2014, the Company consummated an Agreement and Plan of Merger to purchase substantially all of the assets and assume certain liabilities of Memphis Gastroenterology Group, P.C. (“MGG”). Under this agreement, cash and other assets were acquired and liabilities assumed with a net fair value of $934,719. Under the terms of the agreement, the stockholders of MGG were issued stock in Gastro One, the surviving entity, as consideration for the acquisition. The fair value of the shares issued was determined to be $934,719. As a result, there was no goodwill or gain on bargain purchase associated with the acquisition.

The acquisition was recorded by allocating the costs of the assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.

The following is a summary of the estimated fair values of the assets acquired:

Cash and cash equivalents	$495,578
Accounts receivable – affiliates	1,385
Property and equipment	1,210,176
Liabilities assumed	(772,420)
Total purchase consideration	$934,719

NOTE 9 — RELATED PARTY TRANSACTIONS

Prior to December 31, 2015 (see Note 10 below), the Company leased facilities under non-cancelable operating lease agreements with GICM Real Estate, LLC (the “LLC”), a company owned by certain stockholders of Gastro One. Total rental expense for both 2015 and 2014 under these related-party operating leases was $1,361,051. Gastro One guaranteed the LLC’s notes payable related to the facilities being leased; however, on December 31, 2015, the LLC repaid the related notes payable upon the sale of the facilities as discussed in Note 10. Therefore, Gastro One has no further exposure related to these guarantees.

NOTE 10 — SUBSEQUENT EVENTS

On December 31, 2015, GICM Real Estate, LLC, a related party and lessor of certain facilities to the Company, sold the related leased facilities and real property to GMR Memphis, LLC, an unrelated entity. Consequently, on January 1, 2016, the Company entered into a non-cancelable operating lease agreement with GMR Memphis, LLC for an initial term of twelve years. The minimum rent under the agreement is $1,300,000 annually and is included in the operating lease commitments disclosed in Note 5. At the commencement of the third lease year and each subsequent year, the minimum rent under the agreement shall increase 1.75% annually.

Until      , 2016 (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

     Shares

Global Medical REIT Inc.

Common Stock

PROSPECTUS

Wunderlich

           , 2016

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC Registration Fee	$10,070
FINRA Listing Fee	15,500
NYSE Filing Fee	*
Printing and Engraving Expenses	*
Legal Fees and Expenses (other than Blue Sky)	*
Accounting Fees and Expenses	*
Transfer Agent and Registrar Fees	*
Other Expenses	*
*

*	To be furnished by amendment.

Item 32. Sales to Special Parties.

The Company has received funds from its majority stockholder ZH USA, LLC in the form of convertible interest bearing (8% per annum, payable in arrears) due on demand unsecured debt (“Convertible Debentures”). ZH USA, LLC may elect to convert all or a portion of the outstanding principal amount of the note into shares of common stock in an amount equal to the principal amount of the note, together with accrued but unpaid interest, divided by $12.748.

On July 1, 2014, we converted $7,468,142 loaned by ZH USA, LLC to Convertible Debentures.

On July 17, 2014, we converted $2,932,040 of the Convertible Debentures into 230,000 shares of our common stock at a price of $12.748.

On September 17, 2014, we issued $910,000 of Convertible Debentures to ZH USA, LLC.

On August 7, 2015, we issued $200,000 of Convertible Debentures to ZH USA, LLC.

On September 2, 2015, we issued $100,000 of Convertible Debentures to ZH USA, LLC.

On September 16, 2015, we issued $4,087,500 of Convertible Debentures to ZH USA, LLC.

On September 24, 2015, we issued $158,338 of Convertible Debentures to ZH USA, LLC.

On October 2, 2015, we issued $117,194 of Convertible Debentures to ZH USA, LLC.

On November 17, 2015, we issued $21,000 of Convertible Debentures to ZH USA, LLC.

On December 24, 2015, we issued $20,200,000 of Convertible Debentures to ZH USA, LLC.

On December 28, 2015, we issued $700,000 of Convertible Debentures to ZH USA, LLC.

On December 31, 2015, we issued $9,000,000 of Convertible Debentures to ZH USA, LLC.

On March 2, 2016, we converted $15,000,000 of the Convertible Debentures into 1,176,656 shares of our common stock at a price of $12.748.

From time to time in the future, we may grant under the 2016 Equity Incentive Plan restricted shares of our common, options to purchase our common stock or LTIP units to our directors, executive officers and certain officers and employees of our advisor and other individuals who provide services to us. As of the date of this prospectus, we have not made any grants under the 2016 Equity Incentive Plan.

Item 33. Recent Sales of Unregistered Securities.

The Company has received funds from its majority stockholder ZH USA, LLC in the form of convertible interest bearing (8% per annum, payable in arrears) due on demand unsecured debt (“Convertible Debentures”). ZH USA, LLC may elect to convert all or a portion of the outstanding principal amount of the note into shares of common stock in an amount equal to the principal amount of the note, together with accrued but unpaid interest, divided by $12.748.

On July 1, 2014, we converted $7,468,142 loaned by ZH USA, LLC to Convertible Debentures.

On July 17, 2014, we converted $2,932,040 of the Convertible Debentures into 230,000 shares of our common stock at a price of $12.748.

On September 17, 2014, we issued $910,000 of Convertible Debentures to ZH USA, LLC.

On August 7, 2015, we issued $200,000 of Convertible Debentures to ZH USA, LLC.

On September 2, 2015, we issued $100,000 of Convertible Debentures to ZH USA, LLC.

On September 16, 2015, we issued $4,087,500 of Convertible Debentures to ZH USA, LLC.

On September 24, 2015, we issued $158,338 of Convertible Debentures to ZH USA, LLC.

On October 2, 2015, we issued $117,194 of Convertible Debentures to ZH USA, LLC.

On November 17, 2015, we issued $21,000 of Convertible Debentures to ZH USA, LLC.

On December 24, 2015, we issued $20,200,000 of Convertible Debentures to ZH USA, LLC.

On December 28, 2015, we issued $700,000 of Convertible Debentures to ZH USA, LLC.

On December 31, 2015, we issued $9,000,000 of Convertible Debentures to ZH USA, LLC.

On March 2, 2016, we converted $15,000,000 of the Convertible Debentures into 1,176,656 shares of our common stock at a price of $12.748.

Item 34. Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision which eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that: (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (b) the director or officer actually received an improper personal benefit in money, property or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate ourselves and our bylaws obligate us, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employees or agents of our company or a predecessor of our company. Furthermore, our officers and director are indemnified against specified liabilities by the underwriters, and the underwriters are indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See “Underwriting.”

We intend to enter into indemnification agreements with each of our executive officers and directors whereby we indemnify such executive officers and directors to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

Insofar as the foregoing provisions permit indemnification of directors, officer or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In addition, our directors and officers are indemnified for specified liabilities and expenses pursuant to the partnership agreement of Global Medical REIT LP, the partnership of which we serve as sole general partner.

Item 35. Treatment of Proceeds from Shares Being Registered.

None.

Item 36. Financial Statements and Exhibits.

(A) Financial Statements.  See Index to Consolidated Financial Statements and the related notes thereto.

(B) Exhibits. The attached Exhibit Index is incorporated herein by reference.

Item 37. Undertakings.

(a) The undersigned registrant hereby further undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bethesda, Maryland, on this 20th day of May, 2016.

GLOBAL MEDICAL REIT INC.

By:	/s/ David A. Young David A. Young Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David A. Young David A. Young	Director and Chief Executive Officer (principal executive officer)	May 20, 2016
* Donald McClure	Chief Financial Officer (principal financial and accounting officer)	May 20, 2016
* Jeffrey Busch	Director	May 20, 2016
* Henry Cole	Director	May 20, 2016
* Matthew L. Cypher, Ph. D	Director	May 20, 2016
* Kurt R. Harrington	Director	May 20, 2016
* Zhang Jingguo	Director	May 20, 2016
* Ronald Marston	Director	May 20, 2016
* Dr. Roscoe Moore	Director	May 20, 2016
* Zhang Huiqi	Director	May 20, 2016
*By: /s/ David A. Young David A. Young Attorney-in-Fact

EXHIBIT INDEX

Exhibit
1.1*	Form of Underwriting Agreement
3.1*	Articles of Incorporation of Global Medical REIT Inc.
3.2*	Bylaws of Global Medical REIT Inc.
4.1*	Form of Certificate of Common Stock of Global Medical REIT Inc.
4.2*	Conversion Agreement dated December 23, 2013 between Scoop Media, Inc. and Global Medical REIT Inc.
4.3*	Debt Conversion Agreement and Convertible Debenture dated July 17, 2014 between Global Medical REIT, Inc. and Heng Fai Enterprises Limited
5.1*	Opinion of Venable LLP
8.1*	Opinion Vinson & Elkins L.L.P. with respect to tax matters
10.1*	Form of Agreement of Limited Partnership of Global Medical REIT LP
10.2†*	Global Medical REIT Inc. 2016 Equity Incentive Plan
10.3†*	Form of Restricted Share Award Agreement (Time Vesting)
10.4†*	Form of LTIP Unit Award Agreement
10.5*	Form of Indemnification Agreement between Global Medical REIT Inc. and its directors and officers
10.6*	Amended and Restated Management Agreement between Global Medical REIT Inc. and Inter-American Management LLC dated , 2016
10.7	Purchase Agreement between Global Medical REIT Inc. and LTAC Landlord, LLC dated April 11, 2014 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K as filed with the Commission on April 18, 2014).
10.8	Asset Purchase Agreement between Global Medical REIT Inc. and Associates Properties, LP dated as of July 31, 2015 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A as filed with the Commission on October 26, 2015).
10.9	Purchase Agreement between Global Medical REIT Inc. and Associates Properties II, LP dated as of July 31, 2015 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K/A as filed with the Commission on October 26, 2015).
10.10	Purchase Agreement between Global Medical REIT Inc. and Marina Towers, LLC dated as of January 8, 2016 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K as filed with the Commission on January 14, 2016).
10.12	Convertible Demand Promissory Note between Global Medical REIT Inc. and HFE USA, LLC dated September 10, 2014 (incorporated herein by reference to Exhibit 10.4 to the Company’s Transition Report on Form 10-K/T as filed with the Commission on March 20, 2014).
10.13	Convertible Demand Promissory Note between Global Medical REIT Inc. and HFE USA, LLC dated September 10, 2014 (incorporated herein by reference to Exhibit 10.4 to the Company’s Transition Report on Form 10-K/T as filed with the Commission on March 20, 2014).
10.14	Term Loan and Security Agreement with Capital One, National Association dated June 5, 2014 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K as filed with the Commission on June 12, 2014).
10.15	Term Loan and Security Agreement between GMR Pittsburgh, LLC and Capital One, National Association dated as of September 25, 2015 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K as filed with the Commission on October 1, 2015).
10.16*	Term Loan and Security Agreement with Cantor Commercial Real Estate Lending, LP dated as of March 31, 2016
21.1*	List of Subsidiaries of the Registrant

Exhibit
23.1*	Consent of Venable LLP (included in Exhibit 5.1)
23.2*	Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.1)
23.3**	Consent of MaloneBailey, LLP
23.4**	Consent of Watkins Uiberall, PLLC
24.1***	Power of Attorney (included on the Signature Page)

†	Management contract or compensatory plan or arrangement.
*	To be filed by amendment.
**	Filed herewith.
***	Previously filed.